Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Lorillard, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2111	13-1911176
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

714 Green Valley Road

Greensboro, North Carolina 27408-7018

(336) 335-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ronald S. Milstein, Esq.

Senior Vice President, Legal and External Affairs, General Counsel and Secretary

Lorillard, Inc.

714 Green Valley Road

Greensboro, North Carolina 27408-7018

(336) 335-7718

(336) 335-7707 (facsimile)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to: Gary W. Garson, Esq. Senior Vice President, Secretary and General Counsel Loews Corporation 667 Madison Avenue New York, New York 10065-8087 (212) 521-2000 (212) 521-2997 (facsimile)	Copy to: Gregory A. Fernicola, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036-6522 (212) 735-3000 (212) 735-2000 (facsimile)

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date hereof.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered		Proposed Maximum Offering Price per Unit		Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common stock, $0.01 par value per share, to be distributed in the Redemption(1)	108,459,891		N/A		N/A	$0
Common stock, $0.01 par value per share, to be distributed in the Exchange Offer	65,445,000	(2)	$81.26	(3)	$5,318,060,700	$208,999.79
Total	173,904,891				$5,318,060,700	$208,999.79

(1)	No separate consideration will be received by Loews Corporation for shares of Lorillard, Inc. common stock to be distributed by Loews Corporation to holders of Carolina Group Stock in redemption of the shares of Carolina Group Stock, as described in this Registration Statement. The following fees have previously been paid by Loews Corporation to the Securities and Exchange Commission in connection with the offer and sale of the Carolina Group Stock to be redeemed: $62,500 in connection with the Registration Statement (No. 333-73138); $51,594 in connection with the Registration Statement (No. 333-104759); $46,400 in connection with the Registration Statement (No. 333-123104); and $94,294 in connection with the Registration Statement (No. 333-132334).

(2)	Represents the maximum aggregate number of shares of common stock of Lorillard, Inc. to be distributed in the Exchange Offer for Loews Common Stock described in this Registration Statement. If the Exchange Offer is consummated but not fully subscribed, the shares of Lorillard, Inc. then owned by Loews Corporation will be distributed as a pro rata dividend to holders of Loews Common Stock.

(3)	Calculated in accordance with Rule 457(f), based on the average of the high and low sales prices of Carolina Group Stock on the New York Stock Exchange on January 28, 2008. Since the market value of the securities to be cancelled in the Exchange Offer will be based on the value of Lorillard Common Stock at the time of the Exchange Offer, and since there is currently no trading market for Lorillard Common Stock, Carolina Group Stock is believed to be the most appropriate measure of the value of the securities to be exchanged in the Exchange Offer for purposes of calculating the filing fee.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This registration statement covers the registration of (a) the distribution of 108,459,891 shares of common stock of Lorillard, Inc. (“Lorillard”) by Loews Corporation (“Loews”) to holders of Carolina Group Stock, a class of common stock of Loews, in redemption of all outstanding shares of Carolina Group Stock (the “Redemption”), and (b) the offer and exchange by Loews of up to 65,445,000 shares of Lorillard Common Stock in exchange for outstanding shares of Loews Common Stock pursuant to an exchange offer to holders of Loews Common Stock (the “Exchange Offer”).

This registration statement contains two forms of prospectus: (i) an information statement / prospectus to be used in connection with the Redemption (the “Information Statement”), and (ii) a prospectus to be used in connection with the Exchange Offer (the “Offer to Exchange”). The disclosure contained in the final Information Statement and the Offer to Exchange will be substantially identical, except for the disclosure contained in the alternate pages for the Offer to Exchange that are included in this registration statement. The complete form of Information Statement follows immediately after this Explanatory Note. Following the form of Information Statement are certain alternate pages of the form of Offer to Exchange, each of which has been marked “Alternate Page for Exchange Offer.” A complete version of each of the Information Statement and the Offer to Exchange will be filed with the Securities and Exchange Commission in accordance with Rule 424 under the Securities Act.

Loews intends to file a Schedule TO with the Securities and Exchange Commission as the party making the Exchange Offer.

The information in this preliminary Information Statement / Prospectus is not complete and may be changed. This preliminary Information Statement / Prospectus is neither an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction in which the offer or sale thereof is not permitted.

SUBJECT TO COMPLETION

DATED FEBRUARY 4, 2008

INFORMATION STATEMENT / PROSPECTUS

LORILLARD, INC.

REDEMPTION OF CAROLINA GROUP STOCK

This Information Statement is being furnished to holders of Carolina Group Stock in connection with the distribution by Loews Corporation, a Delaware corporation (“Loews”), of 108,459,891 shares of common stock of Lorillard, Inc., a Delaware corporation (“Lorillard”), in exchange for and in redemption of all of the outstanding shares of Carolina Group Stock, which is referred to as the Redemption. Until the Redemption, Lorillard will remain a wholly owned subsidiary of Loews. At the time of Redemption, Lorillard’s businesses, assets and liabilities and those of its subsidiaries will constitute all of the businesses, assets and liabilities of Loews that are attributable to Carolina Group Stock, a class of common stock of Loews created by Loews in 2002 to track the performance of the Carolina Group (the “Carolina Group”), which includes Lorillard.

At 9:00 a.m., New York City time on            , 2008 (the “Redemption Date”), holders of record of Carolina Group Stock will receive one share of Lorillard Common Stock in exchange for each share of Carolina Group Stock they hold. However, Loews may extend the Redemption Date on one or more occasions to a date that is not less than ten days after the date of the notice of extension. In the Redemption, Loews will distribute 108,459,891 shares of Lorillard Common Stock based upon the number of shares of Carolina Group Stock outstanding on January 25, 2008. The shares of Lorillard Common Stock to be distributed in the Redemption represent approximately 62% of Lorillard’s outstanding common stock, which is the percentage of the economic interest in the Carolina Group that is allocated to the outstanding Carolina Group Stock.

The Redemption is one of several integrated transactions by which Loews will dispose of its entire ownership interest in Lorillard and Lorillard will become an independent public company. On the date of this Information Statement, Loews intends to commence an exchange offer (the “Exchange Offer”) pursuant to which it will offer to exchange the remaining 38% of Lorillard’s outstanding common stock for outstanding shares of Loews Common Stock. The Exchange Offer is expected to close on the same day as the Redemption. If the Exchange Offer is consummated but not fully subscribed, the remaining shares of Lorillard Common Stock held by Loews will be promptly distributed as a pro rata dividend to the holders of Loews Common Stock as of a record date to be determined by the Loews board of directors (the “Contingent Dividend”). The Redemption, the Exchange Offer and, if necessary, the Contingent Dividend are collectively referred to as the Separation.

Loews is effecting the Redemption in accordance with the terms of the Carolina Group Stock contained in the Restated Certificate of Incorporation of Loews. No vote, consent or election of any holder of Carolina Group Stock is required in connection with the Redemption. Loews is not asking you for a proxy.

The consummation of the Redemption is conditioned on the receipt by Loews of a favorable ruling from the Internal Revenue Service (“IRS”) and an opinion of counsel as to the tax-free nature of the Separation, the effectiveness of the registration statement of which this Information Statement forms a part, the absence of any material changes or developments, and market conditions.

The Separation constitutes the initial public offering of Lorillard Common Stock. There is currently no trading market for Lorillard Common Stock. Lorillard intends to apply to list its common stock on the New York Stock Exchange.

In reviewing this Information Statement, you should carefully consider the matters described under the caption “ Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.

This Information Statement constitutes the notice of the Redemption to holders of Carolina Group stock required by Loews’s certificate of incorporation. Please contact the Information Agent,             , if you have any questions or inquiries with respect to the Separation at                       .

The date of this Information Statement is                    , 2008.

This Information Statement incorporates by reference important business and financial information about Loews from documents filed with the SEC that have not been included in or delivered with this Information Statement. This information is available without charge at the website that the SEC maintains at http: //www.sec.gov, as well as from other sources. Please read the section entitled “Where To Find More Information” beginning on page 87. In addition, you may ask any questions about the Separation or request copies of the Separation documents and the other information incorporated by reference in this Information Statement without charge upon written or oral request to the Information Agent,             , located at             , at              (toll-free in the United States) or at              (elsewhere). In order to receive timely delivery of these materials, you must make your request no later than five business days before the Redemption Date. Lorillard currently does not file annual, quarterly or current reports with the SEC.

General Information about this Information Statement

Trademarks and trade names used in this Information Statement are the property of their respective owners. The ® symbol is utilized the first time each trademark or trade name appears.

Unless otherwise specified, market share data in this Information Statement is based on data made available by Management Science Associates, Inc. (“MSAI”), an independent third-party database management organization that collects wholesale shipment data from various cigarette manufacturers.

i

When referring to the cigarette industry in which Lorillard operates in this Information Statement, the “domestic market” refers to the fifty states of the United States and the District of Columbia and the “total market” includes the domestic market, Puerto Rico, Guam and the U.S. Virgin Islands.

In this Information Statement, a unit refers to one cigarette. Consistent with industry convention, units shipped include units sold by Lorillard and units shipped by Lorillard in conjunction with promotional programs.

Throughout this preliminary Information Statement, it is assumed that 108,459,891 shares of Lorillard Common Stock will be distributed for shares of Carolina Group Stock in the Redemption and that 173,904,891 shares of Lorillard Common Stock will be outstanding immediately following the Redemption Date. (Loews intends to distribute the remaining 65,445,000 shares of Lorillard Common Stock through the Exchange Offer or, if the Exchange Offer is consummated but not fully subscribed, the Contingent Dividend.) The number of shares of Lorillard Common Stock outstanding at such time may increase due to the exercise of stock options and stock appreciation rights (“SARs”) on or before the effective date of the registration statement of which this preliminary Information Statement forms a part, at which point the exercise of such stock options and SARs will be prohibited through the consummation of the Separation.

ii

SUMMARY

The following is a summary of some of the information contained in this Information Statement. In addition to this summary, Lorillard urges you to read this entire Information Statement carefully, including the risks of investing in Lorillard Common Stock and the risks involved in the transactions described below, as discussed under “Risk Factors,” and Lorillard’s consolidated financial statements and the notes thereto included in this Information Statement. Unless otherwise indicated or the context otherwise requires, references to “Lorillard” refer to Lorillard, Inc., a Delaware corporation, and its subsidiaries.

Lorillard

Lorillard is the third largest manufacturer of cigarettes in the United States. Lorillard was founded in 1760, and is the oldest continuously operating tobacco company in the United States. Newport®, which is Lorillard’s flagship brand, is a menthol flavored premium cigarette brand and the top selling menthol and second largest selling cigarette brand overall in the United States. In addition to the Newport brand, the Lorillard product line has five additional brand families marketed under the Kent®, True®, Maverick®, Old Gold® and Max® brand names. These six brands include 44 different product offerings which vary in price, taste, flavor, length and packaging. In 2007, Lorillard shipped             billion cigarettes in the United States and certain U.S. possessions and territories. Lorillard’s major trademarks outside of the United States were sold in 1977. Lorillard manufactures all of its products at its Greensboro, North Carolina facility.

Lorillard’s Competitive Strengths

Lorillard believes that the following strengths differentiate it from its competitors and contribute to its success:

Newport is the #1 menthol and #2 overall brand of cigarette in the U.S. As the leading menthol flavored cigarette brand and the number two cigarette brand overall in the United States, the Newport brand enjoys strong consumer recognition. Introduced in 1957, Newport has a more than 50-year history and is the largest selling U.S. menthol cigarette brand. Lorillard introduced the “Newport pleasure” marketing theme in 1972 and has consistently reinforced this theme in its marketing and promotion of Newport for more than 35 years. Lorillard believes that this consistent marketing focus enhances the value of the Newport brand. Lorillard shipped more than             billion Newport cigarettes in 2007, representing approximately 33% of all menthol cigarettes shipped in the United States.

Strength in the menthol cigarette segment. Lorillard’s Newport brand is the best selling menthol cigarette brand. Lorillard has developed a unique menthol taste for Newport cigarettes, which it believes accounts for Newport’s success among adult smokers. As a result of Newport’s strong brand position and differentiated products, Lorillard believes that Newport is well positioned in this growing category of the domestic cigarette market. During the past five years, the menthol segment’s share of total cigarettes shipped in the domestic market increased from approximately 26% in 2003 to approximately         % in 2007, and Newport’s share of menthol cigarettes shipped in the domestic market has increased in each of the last five years.

Focus on the premium segment. Lorillard focuses its marketing efforts on the relatively more profitable premium segment of the domestic cigarette industry. Approximately 94.3% of the cigarettes shipped by Lorillard in 2007 were in the premium segment. Lorillard’s share of the premium segment of the domestic cigarette industry increased in each of the past five years from 11.9% in 2003 to 13.0% in 2007, primarily driven by the growth of the Newport brand.

Most profitable operating model of any major U.S. cigarette company. For each of the past five years, Lorillard has had the most profitable operating model among major U.S. cigarette companies, as measured by operating income per 1,000 units shipped in the United States. In 2007, Lorillard’s adjusted operating income

per 1,000 units shipped was $            , which Lorillard believes is the highest among major U.S. cigarette manufacturers, based on publicly filed SEC documents. During the past five years, Lorillard has increased its adjusted operating income per 1,000 units shipped from $27.21 in 2003 to $             in 2007. Lorillard’s adjusted operating income includes an adjustment of $56 million for non-recurring items in 2003, and an adjustment of $             for                  in 2007. As a result of its profitable operating model, Lorillard has consistently been able to generate strong earnings. Lorillard’s net income was $             , $826 million, $706 million, $642 million and $582 million for 2007, 2006, 2005, 2004 and 2003, respectively.

Experienced and long-standing management team. Lorillard’s executive management team has extensive experience in the tobacco industry, and many of its senior executives have spent the majority of their professional careers with Lorillard. The team has been responsible for overseeing Lorillard’s consistent growth in revenue and net income. Martin L. Orlowsky, the Chairman, President and Chief Executive Officer, has been with Lorillard for more than 17 years and has over 30 years of experience in consumer product marketing. Lorillard has a talented management team comprised of 12 other senior members of management who have an average of more than 20 years of tobacco industry experience and 16 years with Lorillard.

Lorillard’s Business and Growth Strategies

Lorillard’s primary long-term business objectives are to increase Newport’s market share in the United States and to increase overall earnings. Lorillard’s key strategies to achieve these objectives are:

Seek to increase Newport’s share of the menthol cigarette market. Lorillard believes that the Newport brand is its most valuable asset and Lorillard intends to continue to build the Newport brand and seek to expand its share of the domestic menthol cigarette market. Lorillard’s marketing and promotional initiatives are designed to responsibly increase Newport’s brand recognition among adult smokers. Lorillard focuses its efforts on identifying areas of the U.S. market that it believes represent opportunities for profitable growth and in which it will be able to respond to its competition.

Introduce new products and line extensions of existing products. Lorillard has an experienced research and development and marketing team that continuously evaluates new products and line extensions and assesses new technologies and scientific advancements to be able to respond to marketplace demands and developing regulatory requirements. In addition, as part of its new product growth initiatives, in 2007 Lorillard entered into a joint venture with Swedish Match North America to develop and evaluate the opportunity to market a smokeless tobacco product for the U.S. market called Triumph Snus, and commenced test marketing in 2008. The joint venture may offer Lorillard the opportunity to use its existing marketing and sales expertise to participate in this growing category of tobacco products with limited capital investment.

Selectively pursue acquisitions on an opportunistic basis. Over the past several years, Lorillard has expanded primarily through the organic growth of its Newport business. Lorillard intends to continue to pursue organic growth, while also considering acquisitions and joint ventures with other participants in the tobacco industry. Lorillard will evaluate potential acquisitions and other business development opportunities using a disciplined approach, pursuing only those opportunities that it believes will enhance long-term shareholder value.

Loews

Loews is a holding company. After giving effect to the Separation, Loews will no longer have any direct or indirect ownership interest in Lorillard. Loews’s remaining subsidiaries are engaged in the following lines of business:

•	commercial property and casualty insurance (CNA Financial Corporation, an 89% owned subsidiary);

•	operation of interstate natural gas transmission pipeline systems (Boardwalk Pipeline Partners, LP, a 70% owned subsidiary);

•	operation of offshore oil and gas drilling rigs (Diamond Offshore Drilling, Inc., a 51% owned subsidiary);

•	exploration and production of natural gas (HighMount Exploration & Production LLC, a wholly owned subsidiary); and

•	operation of hotels (Loews Hotels Holding Corporation, a wholly owned subsidiary).

Lorillard’s Relationship with Loews

Lorillard conducts its business and operations independently from Loews, and Lorillard’s board of directors and senior management team are independent from those of Loews. Neither Loews nor any of its other subsidiaries has any material commercial relationships with Lorillard. Loews has historically provided Lorillard with limited administrative, technical and ministerial services, including internal auditing and assistance with cash management and the investment of financial assets. The provision of these services and assistance is expected to cease on or before the Separation. Other than certain tax allocation arrangements and indemnification agreements to be set forth in a Separation Agreement, no commercial or other relationships between Lorillard and Loews will exist following completion of the Separation. Please read the section entitled “Relationship Between Lorillard and Loews” beginning on page 57.

In 2002, Loews created the Carolina Group and first issued shares of Carolina Group Stock to the public. Carolina Group Stock, which is commonly called a tracking stock, is common stock of Loews that is intended to reflect the performance of a defined group of assets and liabilities referred to as the Carolina Group, consisting principally of the business of Lorillard. As of the date of this Information Statement, the outstanding Carolina Group Stock represents a 62% economic interest in the performance of the Carolina Group. After the Separation, the Carolina Group Stock will be eliminated and Lorillard will be an independent public company.

The Separation

As a result of the Redemption, the Exchange Offer and, if required, the Contingent Dividend, Loews will dispose of its entire ownership interest in Lorillard, and Lorillard will become an independent public company. In the Redemption, Loews will distribute 108,459,891 shares of Lorillard Common Stock, representing approximately 62% of Lorillard’s outstanding common stock, to holders of Carolina Group Stock. Holders of record of Carolina Group Stock on the Redemption Date will receive one share of Lorillard Common Stock in exchange for each share of Carolina Group Stock they hold. In the Exchange Offer, which is expected to close on the same day as the Redemption, Loews will offer to exchange the remaining 65,445,000 shares, or approximately 38%, of Lorillard’s outstanding common stock held by Loews for outstanding shares of Loews Common Stock. If the Exchange Offer is consummated but not fully subscribed, the remaining shares of Lorillard Common Stock held by Loews will be promptly distributed as a pro rata dividend to the holders of Loews Common Stock as of a record date to be determined by the Loews board of directors.

Immediately after the Separation, 173,904,891 shares of Lorillard Common Stock will be outstanding. This number excludes an aggregate of              shares of Lorillard Common Stock issuable upon exercise of outstanding stock options and SARs and up to an additional                                          shares reserved for issuance under Lorillard’s stock incentive plan, as described under “Management.” There will be no shares of Carolina Group Stock outstanding after the Redemption and, accordingly, Carolina Group Stock will be de-listed from the New York Stock Exchange.

Corporate Information

Lorillard’s principal executive offices are located at 714 Green Valley Road, Greensboro, North Carolina 27408-7018. Lorillard’s telephone number is (336) 335-7000. Lorillard is incorporated under the laws of the State of Delaware.

Loews’s principal executive offices are located at 667 Madison Avenue, New York, New York 10065-8087. Loews’s telephone number is (212) 521-2000. Loews is incorporated under the laws of the State of Delaware.

The Redemption

Please read the section entitled “The Redemption” beginning on page 18 for a more detailed description of the matters described below.

The Redemption	Loews will redeem all outstanding shares of Carolina Group Stock in exchange for shares of Lorillard Common Stock.

Redemption Ratio	Each share of Carolina Group Stock will be redeemed in exchange for one share of Lorillard Common Stock.

Redemption Date	The Redemption Date is currently scheduled for 9:00 a.m., New York City time, on , 2008. On the Redemption Date, holders of Carolina Group Stock will become holders of Lorillard Common Stock, and all rights of holders of Carolina Group Stock will cease. However, Loews may extend the Redemption Date on one or more occasions on not less than ten days notice.

Securities to be Distributed	An aggregate of 108,459,891 shares of Lorillard Common Stock will be distributed in the Redemption.

Conditions for Completion of the

Redemption	The consummation of the Redemption is conditioned on, among other things, the receipt by Loews of a favorable ruling from the IRS and an opinion of counsel as to the tax-free nature of the Separation, effectiveness of the registration statement of which this Information Statement forms a part, the absence of any material changes or developments, and market conditions. See “The Redemption—Conditions for Completion of the Redemption.”

The Separation	The 108,459,891 shares of Lorillard Common Stock to be distributed in the Redemption represent approximately 62% of Lorillard’s outstanding common stock. On the date of this Information Statement, Loews intends to commence the Exchange Offer, pursuant to which it will offer to exchange the remaining 65,445,000, or approximately 38%, of Lorillard’s outstanding common stock for outstanding shares of Loews Common Stock. The Exchange Offer is expected to close on the same day as the Redemption.

If the Exchange Offer is consummated but not fully subscribed, the remaining shares of Lorillard Common Stock held by Loews will be promptly distributed as a pro rata dividend to the holders of Loews Common Stock as of a record date to be determined by the Loews board of directors.

Immediately after the Separation, 173,904,891 shares of Lorillard Common Stock will be outstanding. This number excludes an aggregate of              shares of Lorillard Common Stock issuable upon exercise of outstanding stock options and SARs and up to an additional shares reserved for issuance under Lorillard’s stock incentive plan, as described under “Management.” There will be no shares of Carolina Group Stock outstanding after the Redemption.

Surrendering Shares	Holders of Carolina Group Stock who hold shares in “street name” through a broker, custodian bank or other nominee should contact their broker, custodian bank or other nominee.

Holders of record of Carolina Group Stock who hold physical stock certificates will need to surrender their stock certificates in order to receive Lorillard Common Stock.

Redemption Agent, Transfer Agent and Registrar	The Redemption Agent, transfer agent and registrar for Carolina Group Stock is . The transfer agent and registrar for Lorillard Common Stock is .

U.S. Federal Income Tax Consequences	The consummation of the Redemption is conditioned on, among other things, receipt by Loews of a favorable ruling from the IRS and an opinion of counsel as to the tax-free nature of the Separation. Please read the section entitled “Certain U.S. Federal Income Tax Consequences” beginning on page 84.

Stock Exchange Listing	There is currently no public market for Lorillard Common Stock. Lorillard intends to apply to list its common stock on the New York Stock Exchange.

Dividend Policy	Lorillard intends to pay regular quarterly cash dividends to its common stockholders of approximately % of net income available to Lorillard’s common stockholders commencing in the quarter of 2008. However, payment of cash dividends by Lorillard will be at the discretion of Lorillard’s board of directors in accordance with applicable law after taking into account various factors, including Lorillard’s financial condition, operating results, current and anticipated cash needs and plans for growth. Therefore, no assurance can be given that Lorillard will pay any dividends to its common stockholders, or as to the amount of dividends that Lorillard will pay if its board of directors determines to declare dividends.

No Voting or Appraisal Rights	Holders of Carolina Group Stock have no right to consent, vote or make any election, or dissenters’ rights of appraisal, in connection with the Redemption.

Risk Factors	Please read the section entitled “Risk Factors” beginning on page 8 for a discussion of some of the factors you should carefully consider in connection with the Separation.

Summary Historical Financial Information of Lorillard

The table below includes summary historical consolidated financial information of Lorillard. Lorillard has derived the following summary historical financial information as of and for the years ended December 31, 2004 through December 31, 2006 from financial statements of Lorillard for those years. Lorillard’s financial statements as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 are included elsewhere in this Information Statement. The historical balance sheet data at December 31, 2004 has been derived from audited financial statements, which are not included in this Information Statement. Lorillard has derived the summary historical consolidated financial information as of and for the nine months ended September 30, 2007 and for the nine months ended September 30, 2006 from Lorillard’s unaudited financial statements relating to those periods, which are included elsewhere in this Information Statement. Pro forma financial information is not presented since the additional administrative expenses associated with Lorillard operating as an independent public company are not expected to be material to operating results. This information is only a summary and you should read it together with the financial information included in this Information Statement beginning on page F-1 or incorporated by reference in this Information Statement.

	Nine Months Ended September 30,		Year Ended December 31,
	2007	2006	2006	2005	2004
	(In millions, except per share data)

Results of Operations:
Net sales (including excise taxes of $522, $526, $699, $676, and $658 for the respective periods)	$3,012	$2,818	$3,755	$3,568	$3,348
Cost of sales	1,772	1,638	2,160	2,114	1,966

Gross profit	1,240	1,180	1,595	1,454	1,382
Selling, general and administrative	246	285	354	370	381

Operating income	994	895	1,241	1,084	1,001
Other income (expense), net	86	71	103	67	38

Income before income taxes	1,080	966	1,344	1,151	1,039
Income taxes	396	375	518	445	397

Net income	$684	$591	$826	$706	$642

Number of shares outstanding(1)	174	174	174	174	174
Earnings per share	$3.93	$3.40	$4.75	$4.06	$3.69

Other Data:
Cash provided by (used in):
Operating activities	$716	$635	$778	$820	$632
Investing activities	223	(212)	(415)	974	(609)
Financing activities	(674)	(563)	(781)	(646)	(574)

(1)	Assumes a 1.74 million-for-one split of Lorillard Common Stock will take place prior to the Redemption.

	September 30, 2007	December 31,
		2006	2005	2004
	(In millions)

Financial Position:
Current assets	$2,212	$2,115	$2,069	$1,949
Total assets	2,900	2,759	2,796	2,678
Current liabilities	1,235	1,151	1,240	1,166
Total liabilities	1,616	1,464	1,456	1,393
Shareholder’s equity	1,284	1,295	1,340	1,285

RISK FACTORS

Risk Factors Relating to Lorillard

As of January 31, 2008, Lorillard is a defendant in approximately 3,550 tobacco-related lawsuits, which are extremely costly to defend, and which could result in substantial judgments against Lorillard.

Numerous legal actions, proceedings and claims arising out of the sale, distribution, manufacture, development, advertising, marketing and claimed health effects of cigarettes are pending against Lorillard, and it is likely that similar claims will continue to be filed for the foreseeable future. Settlements and victories by plaintiffs in highly publicized cases against Lorillard and other tobacco companies, together with acknowledgments by Lorillard and other tobacco companies regarding the health effects of smoking, may stimulate further claims. In addition, adverse outcomes in pending cases could have adverse effects on the ability of Lorillard to prevail in smoking and health litigation.

Approximately 3,550 tobacco-related cases are pending against Lorillard in the United States. Punitive damages, often in amounts ranging into the billions of dollars, are specifically pleaded in a number of cases in addition to compensatory and other damages. It is possible that the outcome of these cases, individually or in the aggregate, could result in bankruptcy. It is also possible that Lorillard may be unable to post a surety bond in an amount sufficient to stay execution of a judgment in jurisdictions that require such bond pending an appeal on the merits of the case. Even if Lorillard is successful in defending some or all of these actions, these types of cases are very expensive to defend. A material increase in the number of pending claims could significantly increase defense costs and have an adverse effect on Lorillard’s results of operation and financial condition.

Further, adverse decisions in actions against tobacco companies other than Lorillard could have an adverse impact on the industry, including Lorillard. In several cases in recent years, for example, various courts, including the U.S. Supreme Court, have considered the ratio of awards of actual damages to those of punitive damages. In 2006 the Oregon Supreme Court affirmed the verdict in Williams v. Philip Morris USA, Inc., in which plaintiff was awarded approximately $525,000 in compensatory damages and $80 million in punitive damages, a ratio of more than 150:1. In February 2007, the U.S. Supreme Court vacated that decision on other grounds and returned Williams to the Oregon Supreme Court for further consideration. During January of 2008, the Oregon Supreme Court reaffirmed its 2006 ruling that upheld the jury’s damages awards. Lorillard is not a party to Williams. Should appellate courts establish binding precedents regarding these or other issues, the conduct of future trials involving Lorillard would be affected.

A judgment has been rendered against Lorillard in the Scott litigation.

In June 2004, the court entered a final judgment in favor of the plaintiffs in Scott v. The American Tobacco Company, et al. (District Court, Orleans Parish, Louisiana, filed May 24, 1996), a class action on behalf of certain cigarette smokers resident in the State of Louisiana. The jury awarded plaintiffs approximately $591 million to fund cessation programs for Louisiana smokers. The court’s final judgment also reflected its award of prejudgment interest. During February 2007, the Louisiana Court of Appeal issued a ruling that, among other things, reduced the amount of the award by approximately $328 million; struck the award of prejudgment interest, which totaled approximately $440 million as of December 31, 2006; and ruled that the only class members who are eligible to participate in the smoking cessation program are those who began smoking by September 1, 1988, and whose claims accrued by September 1, 1988. The Louisiana Court of Appeal has returned the case to the trial court for further proceedings. During January 2008, the Louisiana Supreme Court denied plaintiffs’ and defendants’ separate petitions for review. Lorillard’s share of any judgment has not been determined. It is possible that post-judgment interest could be assessed on any award to the class that survives appeal. In the fourth quarter of 2007, Lorillard recorded a pretax provision of approximately $66 million for this matter. It is possible that the parties will seek further review of this decision.

The verdict returned in the federal government’s reimbursement case, while not final, could impose significant financial burdens on Lorillard and adversely affect future sales and profits.

During August 2006, a final judgment and remedial order was entered in United States of America v. Philip Morris USA, Inc., et al. (U.S. District Court, District of Columbia, filed September 22, 1999). The court based its final judgment and remedial order on the government’s only remaining claims, which were based on the defendants’ alleged violations of the Racketeering Influenced and Corrupt Organizations Act (“RICO”). Lorillard is one of the defendants in the case. Although the verdict did not award monetary damages to the plaintiff, the final judgment and remedial order granted equitable relief and imposes a number of requirements on the defendants. Such requirements include, but are not limited to, corrective statements by defendants related to the health effects of smoking. The remedial order also would place certain prohibitions on the manner in which defendants market their cigarette products and would eliminate any use of “lights” or similar product descriptors. It is likely that the remedial order, including the prohibitions on the use of the descriptors relating to low tar cigarettes, will negatively affect Lorillard’s future sales and profits. Defendants, including Lorillard, have noticed appeals from the final judgment and the remedial order. Plaintiff also has noticed an appeal from the final judgment. Defendants have received a stay of the judgment and remedial order from the District of Columbia Court of Appeal that will remain in effect while the appeal is proceeding. As a result of the government’s appeal, it is possible that certain of the government’s claims or damages could be reinstated. While trial was underway, the District of Columbia Court of Appeals ruled that plaintiff may not seek disgorgement of profits, but this appeal was interlocutory in nature and could be reconsidered in the present appeal. Prior to trial, the government had estimated that it was entitled to approximately $280.0 billion from the defendants for its disgorgement of profits claim. In addition, the government sought during trial more than $10.0 billion for the creation of nationwide smoking cessation, public education and counter-marketing programs. In its 2006 verdict, the trial court declined to award such relief. It is possible that these claims could be reinstated on appeal.

Lorillard is a defendant in a case that has been certified as a nationwide class action involving “lights” cigarettes and that could result in a substantial verdict.

Schwab v. Philip Morris USA, Inc., et al. (U.S. District Court, Eastern District, New York, filed May 11, 2004), has been certified by a federal judge as a nationwide class action on behalf of individuals who purchased “lights” cigarettes. Plaintiffs’ claims in Schwab are based on defendants’ alleged RICO violations in the manufacture, marketing and sale of “lights” cigarettes. Plaintiffs have estimated damages to the class to be in the hundreds of billions of dollars. Any damages awarded to the plaintiffs based on defendants’ violation of the RICO statute would be trebled. The federal court of appeals has agreed to review the class certification order, and it has stayed all activity before the trial court until the appeal is concluded.

The Florida Supreme Court’s ruling in Engle has resulted in additional litigation against cigarette manufacturers, including Lorillard.

The case of Engle v. R.J. Reynolds Tobacco Co., et al. (Circuit Court, Dade County, Florida, filed May 5, 1994) was certified as a class action on behalf of Florida residents, and survivors of Florida residents, who were injured or died from medical conditions allegedly caused by addiction to smoking. The case was tried between 1998-2000 in a multi-phase trial that resulted in verdicts in favor of the class. During 2006, the Florida Supreme Court issued a ruling that, among other things, determined that the case could not proceed further as a class action.

The 2006 ruling by the Florida Supreme Court in Engle also permits members of the Engle class to file individual claims, including claims for punitive damages. Lorillard refers to these cases as the Engle Progeny Cases. The Florida Supreme Court held that these individual plaintiffs are entitled to rely on a number of the jury’s findings in favor of the plaintiffs in the first phase of the Engle trial. These findings included that smoking cigarettes causes a number of diseases; that cigarettes are addictive or dependence-producing; and that the defendants, including Lorillard, were negligent, breached express and implied warranties, placed cigarettes on the market that were defective and unreasonably dangerous, and concealed or conspired to conceal the risks of smoking. Approximately 800 of these cases have been filed in various Florida courts by members of the Engle class. These 800 cases are on behalf of approximately 1,850 individual plaintiffs. The period for filing the Engle Progeny Cases expired during January 2008, but Florida law permits plaintiffs 120 days after a suit is initiated to effect service. As a result, the final number of Engle Progeny Cases is not yet known.

The U.S. Surgeon General has issued a report regarding the risks of cigarette smoking to non-smokers that could result in additional litigation against cigarette manufacturers, additional restrictions placed on the use of cigarettes, and additional regulations placed on the manufacture or sale of cigarettes.

In a report entitled “The Health Consequences of Involuntary Exposure to Tobacco Smoke: A Report of the Surgeon General, 2006,” the U.S. Surgeon General summarized conclusions from previous Surgeon General’s reports concerning the health effects of exposure to second-hand smoke by non-smokers. According to this report, scientific evidence now supports six major conclusions:

•	Second-hand smoke causes premature death and disease in children and in adults who do not smoke.

•	Children exposed to second-hand smoke are at an increased risk for sudden infant death syndrome, acute respiratory infections and ear problems.

•	Exposure of adults to second-hand smoke has immediate adverse effects on the cardiovascular system and causes heart disease and lung cancer.

•	The scientific evidence indicates that there is no risk-free level of exposure to second-hand smoke.

•	Many millions of Americans, both children and adults, are exposed to second-hand smoke in their homes and workplaces.

•

Eliminating smoking in indoor spaces fully protects non-smokers from exposure to second-hand smoke. Separating smokers from non-smokers, cleaning the air, and ventilating buildings cannot eliminate exposures of non-smokers to second-hand smoke.

This report could form the basis of additional litigation against cigarette manufacturers, including Lorillard. The report could be used to support existing litigation against Lorillard or other cigarette manufacturers. It also is possible that the Surgeon General’s report could result in additional restrictions placed on cigarette smoking or in additional regulations placed on the manufacture or sale of cigarettes. It is possible that such additional restrictions or regulations could result in a decrease in cigarette sales in the United States, including sales of Lorillard brands. These developments may have a material adverse effect on Lorillard’s financial condition, results of operations, and cash flows.

The proposed regulation of cigarettes by the Food and Drug Administration may adversely affect Lorillard.

A bill that would grant the U.S. Food and Drug Administration (“FDA”) authority to regulate tobacco products was introduced in Congress in February 2007. The bill is being supported by Philip Morris USA (“Philip Morris”) and opposed by Lorillard, Reynolds American Inc. (“RAI”) and most other tobacco manufacturers. It has been considered in hearings by Congressional committees in both houses of Congress during 2007, and one Senate committee has approved the bill with certain modifications. No further hearings have been scheduled in Congress in 2008 at this time.

The proposed bill would:

•	require larger and more severe health warnings on packs and cartons;

•	ban the use of descriptors on tobacco products, such as “low-tar” and “light”;

•	require the disclosure of ingredients and additives to consumers;

•	require pre-market approval by the FDA for claims made with respect to reduced risk or reduced exposure products;

•	require the reduction or elimination of nicotine or any other compound in cigarettes;

•	allow the FDA to mandate the use of reduced risk technologies in conventional cigarettes;

•	allow the FDA to place more severe restrictions on the advertising, marketing and sales of cigarettes;

•	permit inconsistent state regulation of labeling and advertising and eliminate the existing federal preemption of such regulation; and

•	grant the FDA the regulatory authority to impose broad additional restrictions.

It is possible that such additional regulation could result in a decrease in cigarette sales in the United States (including sales of Lorillard brands) and an increase costs, to Lorillard, which may have a material adverse effect on Lorillard’s financial condition, results of operations, and cash flows. Lorillard believes that such regulation may adversely affect its ability to compete against its larger competitors, including Philip Morris, who may be able to more quickly and cost-effectively comply with these new rules and regulations.

Lorillard has substantial payment obligations under litigation settlement agreements which will materially adversely affect its cash flows and operating income in future periods.

In 1998, Lorillard, Philip Morris Incorporated, Brown & Williamson Tobacco Corporation and R.J. Reynolds Tobacco Company (the “Original Participating Manufacturers”) entered into the Master Settlement Agreement (the “MSA”) with 46 states and various other governments and jurisdictions to settle asserted and unasserted health care cost recovery and other claims. Lorillard and certain other U.S. tobacco product manufacturers had previously settled similar claims brought by Mississippi, Florida, Texas and Minnesota (together with the MSA, the “State Settlement Agreements”).

Under the State Settlement Agreements, Lorillard paid $             in 2007 and is obligated to pay approximately $             in 2008, primarily based on 2007 estimated industry volume. Annual payments under the State Settlement Agreements are required to be paid in perpetuity and are based, among other things, on Lorillard’s domestic market share and unit volume of domestic shipments in the year preceding the year in which payment is due.

Lorillard faces intense competition and its failure to compete effectively could have a material adverse effect on its profitability and results of operations.

Lorillard competes primarily on the basis of product quality, brand recognition, brand loyalty, service, marketing, advertising and price. Lorillard is subject to highly competitive conditions in all aspects of its business. The competitive environment and Lorillard’s competitive position can be significantly influenced by weak economic conditions, erosion of consumer confidence, competitors’ introduction of low-priced products or innovative products, higher cigarette taxes, higher absolute prices and larger gaps between price categories, and product regulation that diminishes the ability to differentiate tobacco products.

Lorillard’s principal competitors are the two other major U.S. cigarette manufacturers, Philip Morris and RAI. RAI was formed in 2004 as a result of the merger of R.J. Reynolds Tobacco Company (now a wholly owned subsidiary of RAI) and the U.S. operations of Brown & Williamson Holdings, Inc. (formerly known as Brown & Williamson Tobacco Corporation and an indirect, wholly owned subsidiary of British American Tobacco p.l.c.). Lorillard also competes against numerous other smaller manufacturers or importers of cigarettes. If Lorillard’s major competitors were to significantly increase the level of price discounts offered to consumers, Lorillard could respond by increasing price discounts, which could have a materially adverse effect on its profitability and results of operations.

Concerns that mentholated cigarettes may pose greater health risks could adversely affect Lorillard.

Some plaintiffs and other sources, including among others, the Center for Disease Control and Prevention, have claimed that mentholated cigarettes may pose greater health risks than non-mentholated cigarettes. If such claims were to be substantiated, Lorillard, as the leading manufacturer of mentholated cigarettes in the United States, could face increased exposure to tobacco-related litigation. Even if those claims are not substantiated, increased concerns about the health impact of mentholated cigarettes could adversely affect Lorillard’s sales, including sales of Newport. Some critics of mentholated cigarettes have called for a ban on the use of menthol in cigarettes. Any ban or limitation on the use of menthol in cigarettes would adversely effect Lorillard’s results of operation and financial condition.

Lorillard is subject to important limitations on advertising and marketing cigarettes that could harm its competitive position.

Television and radio advertisements of tobacco products have been prohibited since 1971. Under the State Settlement Agreements, Lorillard generally cannot use billboard advertising, cartoon characters, sponsorship of concerts, non-tobacco merchandise bearing Lorillard’s brand names and various other advertising and marketing techniques. In addition, the MSA prohibits the targeting of youth in advertising, promotion or marketing of tobacco products. Accordingly, Lorillard has determined not to advertise Lorillard’s cigarettes in magazines with large readership among people under the age of 18. Additional restrictions may be imposed or agreed to in the future. These limitations may make it difficult to maintain the value of an existing brand if sales or market share decline for any reason. Moreover, these limitations significantly impair the ability of cigarette manufacturers, including Lorillard, to launch new premium brands.

Sales of cigarettes are subject to substantial federal, state and local excise taxes.

Federal excise taxes were last increased in 2002 from $0.34 per pack to $0.39 per pack. A provision in a bill passed by Congress in 2007 to expand the Children’s Health Insurance Program would have raised the federal excise tax by $0.61 per pack, but that bill was vetoed by President Bush in December 2007 and was not enacted into law. It is expected that an increase in Federal excise taxes will be introduced by Congress again in 2008. State and local excise taxes ranged from $0.07 to $3.66 per pack in 2007. Various states and localities have raised the excise tax on cigarettes substantially in recent years. It is Lorillard’s expectation that several states will propose further increases in 2008 and in subsequent years. Lorillard believes that increases in excise and similar taxes have had an adverse impact on sales of cigarettes and that future increases, the extent of which cannot be predicted, could result in further volume declines for the cigarette industry, including Lorillard, and an increased sales shift toward lower priced discount cigarettes rather than premium brands.

Lorillard is dependent on the domestic cigarette business, which it expects to continue to contract.

Lorillard’s domestic cigarette business is currently its only significant business. The domestic cigarette market has generally been contracting and Lorillard expects it to continue to contract. Lorillard does not have foreign cigarette sales that could offset these effects, as Lorillard sold the international rights to substantially all of its brands, including Newport, in 1977. As a result of price increases, restrictions on advertising and promotions, increases in regulation and excise taxes, health concerns, a decline in the social acceptability of smoking, increased pressure from anti-tobacco groups and other factors, domestic cigarette shipments have decreased at a compound annual rate of approximately 2.5% during the period 1998 through 2007.

Lorillard derives most of its revenue from one brand.

Lorillard’s largest selling brand, Newport, accounted for approximately 93.9% of Lorillard’s sales revenue for the nine months ended September 2007. Lorillard’s principal strategic plan revolves around marketing and sales promotion programs in support of its Newport brand. Lorillard cannot ensure that it will continue to successfully implement its strategic plan with respect to Newport or that implementation of its strategic plan will result in the maintenance or growth of the Newport brand.

The use of significant amounts of promotion expenses and sales incentives in response to competitive actions and market price sensitivity may have a material adverse impact on Lorillard.

Since 1998, the cigarette market has been very price competitive due to the impact of, among other things, higher state and local excise taxes and the market share of deep discount brands. In response to these and other competitor actions and pricing pressures, Lorillard has engaged in significant use of promotional expenses and sales incentives. The cost of these measures could have a material adverse impact on Lorillard. Lorillard regularly reviews the results of its promotional spending activities and adjusts its promotional spending programs in an effort to maintain its competitive position. Accordingly, unit sales volume and sales promotion costs in any period are not necessarily indicative of sales and costs that may be realized in subsequent periods.

Lorillard relies on a limited number of key executives and may continue to experience difficulty in attracting and hiring qualified new personnel in some areas of Lorillard’s business.

The loss of any of Lorillard’s key employees could adversely affect its business. Other than with respect to Lorillard’s chief executive officer, Martin L. Orlowsky, Lorillard does not have employment agreements with any of its key employees. As a tobacco company, Lorillard may experience difficulty in identifying and hiring qualified executives and other personnel in some areas of its business. This difficulty is primarily attributable to the health and social issues associated with the tobacco industry. The loss of services of any key personnel or Lorillard’s inability to attract and hire personnel with requisite skills could restrict Lorillard’s ability to develop new products, enhance existing products in a timely manner, sell products or manage its business effectively. These factors could have a material adverse effect on the results of operations and financial condition of Lorillard, which in turn could adversely affect the value of Lorillard Common Stock.

Several of Lorillard’s competitors have developed alternative cigarette products.

Certain of the major cigarette makers are marketing alternative cigarette products. For example, Philip Morris has developed an alternative cigarette called Accord in which the tobacco is heated rather than burned. RAI has developed an alternative cigarette called Eclipse in which the tobacco is primarily heated, with only a small amount of tobacco burned. Vector Tobacco Inc. is marketing a cigarette offered in several packings with declining levels of nicotine, called Quest. Philip Morris and RAI have indicated that these products may deliver fewer smoke components compared to conventional cigarettes. Lorillard has not marketed similar alternative cigarettes. Should such alternative cigarette products gain a significant share of the domestic cigarette market, Lorillard may be at a competitive disadvantage.

Lorillard may not be able to develop, produce or commercialize competitive new products and technologies required by regulatory changes or changes in consumer preferences.

Consumer health concerns and changes in regulations are likely to require Lorillard to introduce new products or make substantial changes to existing products. For example, 22 states have enacted legislation requiring cigarette manufacturers to reduce the ignition propensity of their products. Lorillard believes that there may be increasing pressure from public health authorities to develop a conventional cigarette or an alternative cigarette that provides a demonstrable reduced risk of adverse health effects. Lorillard may not be able to develop a reduced risk product that is acceptable to consumers. In addition, the costs associated with developing any such new products and technologies could be substantial.

The availability of counterfeit cigarettes could adversely affect Lorillard’s sales.

Sales of counterfeit cigarettes in the United States, including counterfeits of Lorillard’s Newport brand, could adversely impact sales by the manufacturers of the brands that are counterfeited and potentially damage the value and reputation of those brands. The availability of counterfeit Newport cigarettes could have a material adverse effect on Lorillard’s sales volumes, revenue and profits.

Lorillard relies on a single manufacturing facility for the production of its cigarettes.

Lorillard produces all of its cigarettes at its Greensboro, North Carolina manufacturing facility. If Lorillard’s manufacturing plant is damaged, destroyed or incapacitated or Lorillard is otherwise unable to operate its manufacturing facility, Lorillard maybe unable to produce cigarettes and may be unable to meet customer demand.

Lorillard relies on a small number of suppliers for certain of its tobacco leaf.

Lorillard purchases more than 90% of its domestic leaf tobacco from one supplier, Alliance One International, Inc. In addition, Lorillard purchases all of its reconstituted tobacco from one supplier, which is an affiliate of RAI, a major competitor of Lorillard. If either of these suppliers becomes unwilling or unable to supply Lorillard and Lorillard is unable to find an alternative supplier on a timely basis, Lorillard’s operations could be disrupted resulting in lower production levels and reduced sales.

Lorillard may not be able to adequately protect its intellectual property, which could harm the value of Lorillard’s brands and adversely affect its business.

Lorillard’s intellectual property is material to the conduct of its business. Lorillard’s ability to maintain and further build brand recognition is dependent on the continued and exclusive use of its trademarks, service marks, trade dress and other proprietary intellectual property, including its name and logs and the unique features of its tobacco products. If Lorillard’s efforts to protect its intellectual property are ineffective, thereby permitting a third-party to misappropriate or infringe on its intellectual property, the value of Lorillard’s brands may be harmed, which could have a material adverse effect on its business and might prevent its brands from growing or maintaining market share.

Risk Factors Relating to the Separation

As an independent public company, Lorillard is expected to expend additional time and resources to comply with rules and regulations that do not currently apply to it, including rules related to internal controls over financial reporting, and failure to comply with such rules may lead investors to lose confidence in its financial information.

As an independent public company, the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, as well as the rules of the New York Stock Exchange, will require Lorillard to implement additional corporate governance practices and adhere to a variety of reporting requirements. Compliance with these public company obligations will increase Lorillard’s legal and financial compliance costs and could place additional demands on its finance and accounting staff and on its financial, accounting and information systems.

In particular, as a public company, Lorillard’s management will be required to conduct an annual evaluation of its internal controls over financial reporting and include a report of management on Lorillard’s internal controls in its annual reports on Form 10-K. In addition, Lorillard will be required to have its independent public accounting firm attest to and report on management’s assessment of the effectiveness of its internal controls over financial reporting. Under current rules, Lorillard will be subject to these requirements beginning with its annual report on Form 10-K for the fiscal year ending December 31, 2009. If Lorillard is unable to conclude that it has effective internal controls over financial reporting or, if its independent auditors are unable to provide it with an attestation and an unqualified report as to the effectiveness of its internal controls over financial reporting, investors could lose confidence in the reliability of Lorillard’s financial statements, which could result in a decrease in the value of its common stock.

Provisions in Lorillard’s certificate of incorporation and by-laws, and of Delaware law, may prevent or delay an acquisition of Lorillard, which could decrease the trading price of its common stock.

Lorillard’s certificate of incorporation and by-laws contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids and to encourage prospective acquirers to negotiate with Lorillard’s board of directors rather than to attempt a hostile takeover. These provisions include:

•	a board of directors that is divided into three classes with staggered terms;

•	elimination of the right of Lorillard’s stockholders to act by written consent;

•	rules regarding how Lorillard stockholders may present proposals or nominate directors for election at stockholder meetings;

•	the right of Lorillard’s board of directors to issue preferred stock without stockholder approval; and

•	limitations on the right of stockholders to remove directors.

Delaware law also imposes some restrictions on mergers and other business combinations between Lorillard and any holder of 15% or more of its outstanding common stock. For more information, please read the section entitled “Description of Lorillard’s Capital Stock—Anti-Takeover Effects of Provisions of Lorillard’s Certificate of Incorporation and By-laws, and of Delaware Law” beginning on page 80.

Lorillard believes these provisions protect its stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with Lorillard’s board of directors and by providing its board with more time to assess any acquisition proposal. These provisions are not intended to make Lorillard immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that Lorillard’s board of directors determines is not in its best interests and that of its stockholders.

Because there has not been any public market for Lorillard Common Stock, you may not be able to sell your shares of Lorillard Common Stock at or above the market price at which Carolina Group Stock traded prior to the Separation.

Ultimately, the value of each share of Lorillard Common Stock will be principally determined in the trading markets and could be influenced by many factors, including but not limited to litigation against Lorillard or other participants in the domestic cigarette industry, Lorillard’s operations, the growth and expansion of its businesses, investors’ expectations of its prospects, its creditworthiness, trends and uncertainties affecting the industries in which Lorillard or its affiliates compete, future issuances and repurchases of its common stock and general economic and other conditions. The market price of Lorillard Common Stock could be higher or lower than the historic market price of Carolina Group Stock, and Lorillard is unable to estimate whether such difference, whether favorable or unfavorable, will be material to the holders of its common stock.

The Separation Agreement contains provisions that may prevent or discourage other companies from acquiring Lorillard.

The tax-free nature of the Separation may be affected by certain transactions undertaken by Lorillard after the Separation. In particular, under Section 355(e) of the Internal Revenue Code, the Separation would become taxable to Loews if it was determined that 50% or more of the shares of Lorillard Common Stock were acquired, directly or indirectly, as part of a plan or series of related transactions that included the Separation. If, as a result of acquisitions of Lorillard Common Stock subsequent to the Separation, the Separation becomes taxable pursuant to Section 355(e), Loews would recognize a substantial gain for tax purposes as the Separation would be treated as a sale of Lorillard for federal income tax purposes.

The Separation Agreement will impose restrictions on Lorillard’s ability to engage in certain significant corporate transactions, for a period of two years, that could cause the Separation to become taxable to Loews. Lorillard, however, may undertake any such action if it first obtains a supplemental ruling from the IRS or an unqualified tax opinion of a nationally recognized law firm, in either case in form and substance reasonably acceptable to Loews, to the effect that the proposed transaction would not adversely affect the tax-free nature of the Separation. Moreover, the Separation Agreement will require Lorillard and each of its subsidiaries (and any successor entity) to indemnify Loews for any losses resulting from any action or omission by Lorillard that causes the Separation to become so taxable, and any losses resulting from the receipt of any such indemnity payment. This indemnification obligation will apply regardless of whether the action is restricted as described above, or whether Lorillard or a potential acquirer obtains a supplemental ruling or an opinion of counsel. These restrictions and potential indemnification obligations may prevent or discourage other companies from acquiring Lorillard.

In the Separation Agreement, Lorillard and each of its subsidiaries will agree to indemnify Loews and its officers, directors, employees and agents against costs and expenses (including, but not limited to, litigation matters and other claims) based on, arising out of or resulting from, among other things, the ownership or the operation of Lorillard’s and its subsidiaries’ assets and properties, and the operation or conduct of Lorillard’s and its subsidiaries’ businesses at any time prior to or following the Separation (including with respect to smoking and health claims and litigation). If Loews incurs legal or other fees or costs and expenses resulting from the operation of Lorillard’s businesses or otherwise with respect to Lorillard, Lorillard and its subsidiaries would be required to reimburse Loews for such losses and any legal or other fees related thereto, which could be substantial in amount. These indemnification obligations may discourage third parties from trying to acquire Lorillard or its subsidiaries because the indemnification obligations of Lorillard and each of its subsidiaries will be binding on their successors and Lorillard and its subsidiaries will be prohibited by the Separation Agreement from merging, consolidating or transferring all or a significant portion of their properties or assets unless the resulting entity, transferee or successor agrees to be bound by these indemnification obligations.

FORWARD-LOOKING STATEMENTS DISCLAIMER

Investors are cautioned that certain statements contained in this Information Statement as well as some statements in periodic press releases and some oral statements made by officials of Lorillard and Loews and their respective subsidiaries during presentations about Lorillard and Loews, are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, any statement that may project, indicate or imply future results, events, performance or achievements, and may contain the words “expect,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “will be,” “will continue,” “will likely result,” and similar expressions. In addition, any statement concerning future financial performance (including future revenues, earnings or growth rates), ongoing business strategies or prospects, and possible actions taken by Lorillard or Loews or their subsidiaries, which may be provided by their respective management teams are also forward-looking statements as defined by the Private Securities Litigation Reform Act.

Forward-looking statements are based on current expectations and projections about future events and are inherently subject to a variety of risks and uncertainties, many of which are beyond the control of the Lorillard and Loews management teams, which could cause actual results to differ materially from those anticipated or projected. These risks and uncertainties include, among others:

•	the outcome of pending litigation;

•	health concerns, claims and regulations relating to the use of tobacco products and exposure to environmental tobacco smoke;

•	legislation, including actual and potential excise tax increases, and the effects of tobacco litigation settlements on pricing and consumption rates;

•	continued intense competition from other cigarette manufacturers, including significant levels of promotional activities and the presence of a sizable deep discount category;

•	the continuing decline in volume in the domestic cigarette industry;

•	increasing marketing and regulatory restrictions, governmental regulation and privately imposed smoking restrictions;

•

litigation, including risks associated with adverse jury and judicial determinations, courts reaching conclusions at variance with the general understandings of applicable law, bonding requirements and the absence of adequate appellate remedies to get timely relief from any of the foregoing;

•	general economic and business conditions;

•	changes in financial markets (such as interest rate, credit, currency, commodities and equities markets) or in the value of specific investments;

•

potential changes in accounting policies by the Financial Accounting Standards Board, the SEC or regulatory agencies for the industries in which Lorillard and/or Loews participate that may cause them to revise their financial accounting and/or disclosures in the future, and which may change the way analysts measure the business or financial performance of Lorillard and/or Loews;

•	the impact of regulatory initiatives and compliance with governmental regulations, judicial rulings and jury verdicts;

•	the results of financing efforts; and

•	the closing of any contemplated transactions and agreements.

Adverse developments in any of these areas, which are more fully described elsewhere in this Information Statement, could cause Lorillard’s and/or Loews’s results to differ materially from results that have been or may be anticipated or projected. Forward-looking statements speak only as of the date of this Information Statement and each of Lorillard and Loews expressly disclaims any obligation or undertaking to update these statements to reflect any change in their respective expectations or beliefs or any change in events, conditions or circumstances on which any forward-looking statement is or may be based.

THE REDEMPTION

General

Under the terms of Loews’s certificate of incorporation, the Loews board of directors may, in its sole discretion, and without the vote, consent or election of any stockholder, exchange, on a pro rata basis, all of the outstanding shares of Carolina Group Stock for an aggregate number of outstanding fully paid and non-assessable shares of one or more subsidiaries owned by Loews that hold all of the assets and liabilities that are attributable to the Carolina Group, provided that no such exchange may occur unless the exchange is tax-free to the holders of the Carolina Group Stock. Loews has submitted a private letter ruling request to the IRS as to the tax-free nature of the Separation. The Loews board of directors has determined to exercise Loews’s right under its certificate of incorporation to exchange all outstanding shares of Carolina Group Stock for 108,459,891 shares of Lorillard Common Stock.

All capitalized terms in this section that are not defined have the meaning ascribed to them in Loews’s certificate of incorporation.

Reasons for the Separation

Loews believes that the Separation is in the best interests of Loews, Lorillard and Loews stockholders, including holders of Carolina Group Stock, because Loews believes that the Separation will:

•	allow the management teams of Loews and Lorillard to focus their respective efforts and deploy their respective capital on their own individual strategic priorities;

•	improve the long-term financial strength and risk profile of Loews and its subsidiaries among rating agencies;

•	enhance Lorillard’s ability as an independent public company to attract and retain strong senior management and board members;

•	provide Lorillard with access to competitively priced capital; and

•	permit Lorillard to use its common stock as consideration for potential acquisitions.

The Redemption

The Redemption Date is currently scheduled for 9:00 a.m., New York City time, on                     , 2008. On the Redemption Date, each share of Carolina Group Stock will be redeemed in exchanged for one share of Lorillard Common Stock. However, Loews may extend the Redemption Date on one or more occasions on not less than ten days notice for any reason.

NO VOTE, CONSENT OR ELECTION OF CAROLINA GROUP STOCKHOLDERS IS REQUIRED OR SOUGHT IN CONNECTION WITH THE REDEMPTION AND HOLDERS OF CAROLINA GROUP STOCK HAVE NO APPRAISAL RIGHTS IN CONNECTION WITH THE REDEMPTION.

The costs and expenses incurred in connection with the Redemption will be allocated between Loews and Lorillard in accordance with the Separation Agreement, which generally provides that each party will bear its own costs.

Surrender of Shares of Carolina Group Stock

Loews will deliver to the holders of record of shares of Carolina Group Stock on the Redemption Date a letter of transmittal containing written instructions for exchanging shares of Carolina Group Stock for shares of Lorillard Common Stock. From and after the Redemption, the letter of transmittal will also be available from the Information Agent.

On the Redemption Date, all rights of a holder of shares of Carolina Group Stock will cease, except for the right to receive shares of Lorillard Common Stock. A holder of shares of Carolina Group Stock who does not surrender those shares for exchange following the Redemption Date will not receive dividends or distributions paid on Lorillard Common Stock until he or she surrenders his or her shares of Carolina Group Stock for exchange to the Redemption Agent. Loews will deliver or make available to all holders of Carolina Group Stock, on or before the Redemption Date, a letter of transmittal with which to surrender their shares of Carolina Group Stock in the Redemption in exchange for shares of Lorillard Common Stock. From and after the Redemption Date, Lorillard and Loews will be entitled to treat outstanding shares of Carolina Group Stock that have not been surrendered for Redemption as shares of Lorillard Common Stock for all relevant purposes, including with respect to dividends and distributions.

Conditions for Completion of the Redemption

Loews is not required to complete the Redemption if:

•	Loews has not received a favorable ruling from the IRS and an opinion of counsel as to the tax-free nature of the Separation;

•

the SEC has not declared effective the registration statement of which this Information Statement forms a part, or if a stop order issued by the SEC is in effect suspending the effectiveness of the registration statement of which this Information Statement forms a part, or any proceeding for that purpose has been initiated by the SEC and is not concluded or withdrawn;

•

any action, suit, claim, proceeding or litigation that seeks to or would be reasonably likely to enjoin, prohibit, restrain, make illegal, make materially more costly or materially delay completion of the Separation is instituted or threatened;

•

any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction shall have been proposed, enacted, enforced or deemed applicable to the Separation, any of which would or might restrain, prohibit or delay completion of the Separation or impair the contemplated benefits of the Separation to Loews or Lorillard;

•	any of the following occurs and would, in the reasonable judgment of Loews, have an adverse effect on the Redemption, which shall be continuing:

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange in the United States,

•

any extraordinary or material adverse change in U.S. financial markets generally, including, without limitation, a decline of at least 15% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor’s 500 Index within a period of 60 consecutive days or less occurring after the date of this Information Statement,

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States,

•

a commencement of a war or other national or international calamity directly or indirectly involving the United States, which would reasonably be expected to affect materially and adversely, or to delay materially, the completion of the Separation, or

•	if any of the situations above exist at the date of this Information Statement, the situation deteriorates materially;

•

any event or events occur that have resulted or may result, in Loews’s judgment, in an actual or threatened change in the business condition, income, operations, stock ownership or prospects of Loews and its subsidiaries, taken as a whole, or of Lorillard and its subsidiaries, taken as a whole; or

•	Loews’s board of directors determines to pursue an unsolicited alternative transaction that it deems to be in the best interests of shareholders and consistent with its fiduciary duties.

If any of the above events occur, Loews may:

•	terminate the Redemption; or

•	waive the unsatisfied condition and complete the Redemption.

Loews is not required to complete the Redemption unless these conditions are satisfied. These conditions are for the sole benefit of Loews. Loews may waive any condition at any time in its discretion. Loews’s failure to exercise its rights under any of the above conditions does not represent a waiver of these rights. Each right is an ongoing right which may be asserted at any time. Any determination by Loews concerning the conditions described above will be final and binding upon all parties.

Information Agent

             has been appointed as the Information Agent for the Redemption. Questions and requests for assistance and requests for additional copies of this Information Statement should be directed to the Information Agent at the address set forth on the cover of this Information Statement. Shares should not be surrendered to the Information Agent.

Transfer Taxes

Holders who surrender their shares of Carolina Group Stock in exchange for shares of Lorillard Common Stock will generally not be obligated to pay any transfer tax in connection with the Redemption, except in the circumstances described in the letter of transmittal.

U.S. Federal Income Tax Consequences

For a discussion of U.S. federal income tax consequences, please read the section entitled “Certain U.S. Federal Income Tax Consequences” beginning on page 84.

Listing and Trading of Lorillard Common Stock

There is currently no public market for Lorillard Common Stock. Lorillard intends to apply to list its common stock on the New York Stock Exchange.

Lorillard cannot assure you as to the price at which its common stock will trade. The trading prices of Lorillard Common Stock after the Redemption may be less than, equal to or greater than the trading price of Carolina Group Stock prior to the Redemption.

Shares of Lorillard Common Stock distributed in exchange for Carolina Group Stock on the Redemption Date will be freely transferable, except for shares received by persons or entities who are “affiliates” of Lorillard. Lorillard affiliates after the Redemption generally include individuals or entities that control, are controlled by, or are under common control with Lorillard. This may include some or all of Lorillard’s officers and directors. Persons who are Lorillard’s affiliates will be permitted to sell their shares only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements thereof, such as exemptions afforded by Section 4(2) of the Securities Act or Rule 144 thereunder.

DIVIDEND POLICY

Lorillard intends to pay regular quarterly cash dividends to its common stockholders of approximately     % of net income available to Lorillard’s common stockholders commencing in the              quarter of 2008. However, payment of cash dividends by Lorillard will be at the discretion of Lorillard’s board of directors in accordance with applicable law after taking into account various factors, including Lorillard’s financial condition, operating results, current and anticipated cash needs and plans for growth. Therefore, no assurance can be given that Lorillard will pay any dividends to its common stockholders, or as to the amount of dividends that Lorillard will pay if its board of directors determines to do so.

MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY AND RELATED MATTERS

There is not presently a public trading market for the shares of common stock of Lorillard. Lorillard intends to apply to list its common stock on the New York Stock Exchange. Shares of Loews Common Stock are listed for trading on the New York Stock Exchange under the symbol “LTR.” Shares of Carolina Group Stock commenced trading on the New York Stock Exchange on February 1, 2002 under the symbol “CG.”

Historical Market Value of Loews Common Stock

The aggregate market value of Loews Common Stock is $25.0 billion based on the closing price of $47.28 per share of Loews Common Stock on February 1, 2008, as reported by the New York Stock Exchange, and 529,694,652 shares of Loews Common Stock outstanding as of January 25, 2008. The following table describes the per share range of high and low sales prices for shares of Loews Common Stock for the quarterly periods indicated, as reported by the New York Stock Exchange (as adjusted to reflect a 3-for-1 stock split on May 9, 2006). For 2008 through February 1, 2008, the high and low sales prices per share of Loews Common Stock were $51.33 and $40.55, respectively.

	2007		2006		2005
	High	Low	High	Low	High	Low
First Quarter	$46.32	$40.21	$34.38	$30.42	$24.87	$22.35
Second Quarter	53.46	45.47	36.89	32.84	26.76	22.98
Third Quarter	52.88	42.35	39.02	34.37	31.32	25.57
Fourth Quarter	51.10	44.18	42.18	37.40	32.90	29.17

Historical Market Value of Carolina Group Stock

The aggregate market value of Carolina Group Stock is $9.2 billion based on the closing price of $84.52 per share of Carolina Group Stock on February 1, 2008, as reported by the New York Stock Exchange, and 108,459,891 shares of Carolina Group Stock outstanding on January 25, 2008. The following table describes the per share range of high and low sales prices for shares of Carolina Group Stock for the quarterly periods indicated, as reported by the New York Stock Exchange. For 2008 through February 1, 2008 the high and low sales prices per share of Carolina Group Stock were $89.21 and $77.82, respectively.

	2007		2006		2005
	High	Low	High	Low	High	Low
First Quarter	$76.26	$64.00	$50.22	$43.83	$34.50	$28.47
Second Quarter	80.28	74.29	53.32	46.12	33.49	29.25
Third Quarter	82.25	70.25	61.32	50.87	40.29	33.10
Fourth Quarter	92.79	79.07	64.83	54.24	46.06	38.72

Holders

As of January 25, 2008, there were 1,553 holders of record of an aggregate of 529,694,652 shares of Loews Common Stock and 61 holders of record of an aggregate of 108,459,891 shares of Carolina Group Stock.

Dividends

In 2006 and 2007, Lorillard declared and paid aggregate dividends of $783 million and $1,170 million, respectively, to Loews, all of which was allocated by Loews in accordance with Loews’s certificate of incorporation. In 2008, Lorillard’s board of directors declared and paid aggregate dividends of $             to Loews.

CAPITALIZATION OF LORILLARD

The following tables set forth the cash and cash equivalents and the consolidated capitalization of Lorillard as of September 30, 2007. This table should be read in conjunction with “Summary—Summary Historical Financial Information of Lorillard,” “Selected Historical Financial Information of Lorillard,” “Management’s Discussion and Analysis of Lorillard’s Financial Condition and Results of Operation,” and the consolidated financial statements of Lorillard and the notes thereto included elsewhere in this Information Statement.

As of September 30, 2007
(in millions)

Cash and cash equivalents	$1,393

Total debt	$—
Shareholder’s equity:
Capital stock	218
Earnings retained in the business	1,162
Accumulated other comprehensive income	(96)

Shareholder’s equity	1,284

Total capitalization	$1,284

SELECTED HISTORICAL FINANCIAL INFORMATION OF LORILLARD

The following table includes selected historical consolidated financial information of Lorillard as of the dates and for the periods indicated. The selected historical consolidated financial information as of and for the years ended December 31, 2002 through 2006 have been derived from Lorillard’s audited financial statements. Lorillard’s financial statements as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 are included elsewhere in this Information Statement. The selected historical consolidated financial information as of and for the nine months ended September 30, 2007 and 2006 have been derived from Lorillard’s unaudited consolidated interim financial statements, which are included elsewhere in this Information Statement. The interim information was prepared on a basis consistent with that used in preparing Lorillard’s audited consolidated financial statements. The historical consolidated results of operations for the years ended December 31, 2003 and 2002 and the historical consolidated balance sheet data at December 31, 2004, 2003 and 2002 have been derived from audited financial statements, not included or in this Information Statement. You should read the following selected historical consolidated financial and other data in conjunction with “Management’s Discussion and Analysis of Lorillard’s Financial Condition and Results of Operations” and Lorillard’s historical consolidated financial statements and related notes included elsewhere in this Information Statement. Pro forma financial information is not presented since the additional administrative expenses associated with Lorillard operating as an independent public company are not expected to be material to operating results.

	Nine Months Ended September 30,		Years Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(In millions, except per share data)
Results of Operations:
Net sales (including excise taxes of $522, $526, $699, $676, $658, $652 and $668 for the respective periods)	$3,012	$2,818	$3,755	$3,568	$3,348	$3,256	$3,798
Cost of sales	1,772	1,638	2,160	2,114	1,966	1,893	2,172

Gross profit	1,240	1,180	1,595	1,454	1,382	1,363	1,626
Selling, general and administrative	246	285	354	370	381	460	409

Operating income	994	895	1,241	1,084	1,001	903	1,217
Other income (expense), net	86	71	103	67	38	30	81

Income before income taxes	1,080	966	1,344	1,151	1,039	933	1,298
Income taxes	396	375	518	445	397	351	508

Net income	$684	$591	$826	$706	$642	$582	$790

Number of shares outstanding(1)	174	174	174	174	174	174	174
Earnings per share	$3.93	$3.40	$4.75	$4.06	$3.69	$3.34	$4.54
Dividends per share	$3.89	$3.24	$4.50	$3.71	$3.30	$4.52	$3.67

(1)	Assumes a 1.74 million-for-one split of Lorillard Common Stock will take place prior to the Redemption.

	September 30, 2007	December 31,
		2006	2005	2004	2003	2002
	(In millions)
Financial Position:
Current assets	$2,212	$2,115	$2,069	$1,949	$1,932	$2,147
Total assets	2,900	2,759	2,796	2,678	2,632	2,787
Current liabilities	1,235	1,151	1,240	1,166	1,175	1,092
Total liabilities	1,616	1,464	1,456	1,393	1,412	1,362
Shareholder’s equity	1,284	1,295	1,340	1,285	1,220	1,425

MANAGEMENT’S DISCUSSION AND ANALYSIS OF LORILLARD’S FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with Lorillard’s unaudited interim consolidated financial statements, Lorillard’s audited historical consolidated financial statements, the notes related to those financial statements and the “Summary—Summary Historical Financial Information of Lorillard” and “Selected Historical Financial Information of Lorillard” included elsewhere in this Information Statement. In addition to historical information, the following discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in “Risk Factors” and elsewhere in this Information Statement. Lorillard’s consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States (“GAAP”).

Overview

Lorillard is the third largest manufacturer of cigarettes in the United States. Lorillard was founded in 1760 and is the oldest continuously operating tobacco company in the United States. Newport, which is Lorillard’s flagship brand, is a menthol flavored premium cigarette brand and the top selling menthol and second largest selling cigarette brand overall in the United States. In addition to the Newport brand, the Lorillard product line has five additional brand families marketed under the Kent, True, Maverick, Old Gold and Max brand names. These six brands include 44 different product offerings which vary in price, taste, flavor, length and packaging. In 2007, Lorillard shipped              billion cigarettes in the United States and certain U.S. possessions and territories. Lorillard’s major trademarks outside of the United States were sold in 1977. Lorillard manufactures all of its products at its Greensboro, North Carolina facility.

Critical Accounting Policies and Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires Lorillard to make estimates and assumptions that affect the amounts reported in its consolidated financial statements and the related notes. Actual results could differ from those estimates. The financial statements include Lorillard’s subsidiaries after the elimination of intercompany accounts and transactions.

The consolidated financial statements and accompanying notes have been prepared in accordance with GAAP, applied on a consistent basis. Lorillard continually evaluates the accounting policies and estimates used to prepare the consolidated financial statements. In general, Lorillard’s estimates are based on historical experience, evaluation of current trends, information from third party professionals and various other assumptions that it believes are reasonable under the known facts and circumstances.

Lorillard considers the accounting policies discussed below to be critical to an understanding of its consolidated financial statements as their application places the most significant demands on management’s judgment. Due to the inherent uncertainties involved with this type of judgment, actual results could differ significantly from estimates and may have a material adverse impact on Lorillard’s results of operations and equity.

Revenue Recognition

Revenue from product sales, net of sales incentives, is recognized at the time ownership of the goods transfers to customers. Excise taxes are recognized on a gross basis and are reflected in sales and cost of sales. Sales incentives include retail price discounts, coupons and retail display allowances and are recorded as a reduction of revenue based on amounts estimated as due to customers and consumers at the end of a period based primarily on use and redemption rates.

Tobacco Settlement Costs

In 1998, Lorillard and certain other U.S. tobacco product manufacturers entered into the MSA with 46 states and various other governments and jurisdictions to settle asserted and unasserted health care cost recovery and other claims. Lorillard and certain other U.S. tobacco product manufacturers had previously settled similar claims brought by Mississippi, Florida, Texas and Minnesota (which, together with the MSA, are referred to in this Information Statement as the State Settlement Agreements). Lorillard’s portion of ongoing adjusted payments and legal fees is based on its relative share of the settling manufacturers’ domestic cigarette shipments in the year preceding that in which the payment is due. Lorillard records its portion of ongoing settlement payments as part of cost of sales as product is shipped.

Tobacco and Other Litigation

Lorillard and other cigarette manufacturers continue to be confronted with substantial litigation. Plaintiffs in most of the cases seek unspecified amounts of compensatory damages and punitive damages, although some seek damages ranging into the billions of dollars. Plaintiffs in some of the cases seek treble damages, statutory damages, disgorgement of profits, equitable and injunctive relief, and medical monitoring, among other damages.

Lorillard believes that it has valid defenses to the cases pending against it. Lorillard also believes it has valid bases for appeal of the adverse verdicts against it. While Lorillard intends to defend vigorously all tobacco products liability litigation, it is not possible to predict the outcome of any of this litigation. Litigation is subject to many uncertainties, and it is possible that some of these actions could be decided unfavorably. Lorillard may enter into discussions in an attempt to settle particular cases if it believes it is appropriate to do so.

Lorillard records provisions in the consolidated financial statements for pending litigation when it determines that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Except for the impact of the State Settlement Agreements and the provision relating to the Scott case, as described in Note 9 to Lorillard’s Consolidated Financial Statements beginning on page F-19, Lorillard’s management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of material pending litigation and, therefore, no material provision has been made in Lorillard’s consolidated financial statements for any unfavorable outcome. It is possible that Lorillard’s results of operations, cash flows and financial position could be materially adversely affected by an unfavorable outcome of certain pending or future litigation.

Defense costs associated with product liability claims are a significant component of Lorillard’s selling, general and administrative expenses. Defense costs may increase in future periods as a result of the proliferation of Engle Progeny Cases in recent months, as described below under “Legal Proceedings.” Numerous factors affect product liability defense costs in any given period. The principal factors are as follows:

•	the number and types of cases filed and appealed;

•	the number of cases tried and appealed;

•	the development of the law;

•	the application of new or different theories of liability by plaintiffs and their counsel; and

•	litigation strategy and tactics.

Please read the section entitled “Legal Proceedings” beginning on page 49 and in Note 9 to Lorillard’s Consolidated Financial Statements beginning on page F-19 for detailed information regarding tobacco litigation affecting Lorillard.

Pension and Postretirement Benefit Obligations

Lorillard is required to make a significant number of assumptions in order to estimate the liabilities and costs related to its pension and postretirement benefit obligations to employees under its benefit plans. The assumptions that have the most impact on pension costs are the discount rate, the expected return on plan assets and the rate of compensation increases. These assumptions are evaluated relative to current market factors such as inflation, interest rates and fiscal and monetary policies. Changes in these assumptions can have a material impact on pension obligations and pension expense.

In determining the discount rate assumption, Lorillard utilized current market information and liability information, including a discounted cash flow analysis of its pension and postretirement obligations. In particular, the basis for its discount rate selection was the yield on indices of highly rated fixed income debt securities with durations comparable to that of Lorillard’s plan liabilities. The Moody’s Aa Corporate Bond Index is consistently used as the basis for the change in discount rate from the last measurement date with this measure confirmed by the yield on other broad bond indices. In addition, in 2005, Lorillard supplemented its discount rate decision with a yield curve analysis. The yield curve was applied to expected future retirement plan payments to adjust the discount rate to reflect the cash flow characteristics of Lorillard’s benefit plans. The yield curve is a hypothetical double A yield curve represented by a series of annualized discount rates reflecting bond issues having a rating of Aa or better by Moody’s Investors Service, Inc. or a rating of AA or better by Standard & Poor’s.

Valuation of Investments and Impairment of Securities

Invested assets are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain invested assets and the level of uncertainty related to changes in the value of these assets, it is possible that changes in risks in the near term could have an adverse material impact on Lorillard’s results of operations or equity.

Income Taxes

Lorillard accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” Under SFAS No. 109, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Significant judgment is required in determining income tax provisions and in evaluating tax positions. Lorillard establishes additional provisions for income taxes when, despite the belief that its tax positions are fully supportable, there remain certain positions that are likely to be challenged and that may not be sustained on review by tax authorities. Lorillard evaluates and may adjust these accruals in light of changing facts and circumstances. The consolidated tax provision includes the impact of changes to accruals that are considered appropriate.

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with application of SFAS No. 109 by defining criteria that an individual tax position must meet before any part of the benefit of that position is recognized in the financial statements. Specifically, FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Additionally, FIN 48 provides guidance on the measurement, derecognition, classification and disclosure of tax positions, along with accounting for the related interest and penalties. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening earnings retained in the business. Lorillard adopted FIN 48 on January 1, 2007 and recognized a liability for unrecognized tax benefits of $25 million that was accounted for as a reduction to the January 1, 2007 balance of earnings retained in the business.

Inventories

Inventories are valued at the lower of cost, determined on a last-in, first-out (“LIFO”) basis, or market. The inventory of leaf tobacco is classified as a current asset in accordance with generally recognized trade practice although, due to the duration of the aging processes, a significant portion of the tobacco on hand will not be sold or used within one year.

Accounting Pronouncements Not Yet Adopted

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” effective for fiscal years beginning after November 25, 2007 (“SFAS 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Lorillard is currently evaluating the impact the adoption of SFAS No. 157 will have on its financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS No. 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. SFAS No. 159 helps to mitigate volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Lorillard is currently evaluating the impact that adopting SFAS No. 159 will have on its results of operations and equity.

Business Environment

Participants in the U.S. tobacco industry, including Lorillard, face a number of issues that have adversely affected their results of operations and financial condition in the past and will continue to do so, including:

•

A substantial volume of litigation seeking compensatory and punitive damages ranging into the billions of dollars, as well as equitable and injunctive relief, arising out of allegations of cancer and other health effects resulting from the use of cigarettes, addiction to smoking or exposure to environmental tobacco smoke, including claims for economic damages relating to alleged misrepresentation concerning the use of descriptors such as “lights,” as well as other alleged damages.

•

Substantial annual payments continuing in perpetuity, and significant restrictions on marketing and advertising have been agreed to and are required under the terms of the State Settlement Agreements. The State Settlement Agreements impose a stream of future payment obligations on Lorillard and the other major U.S. cigarette manufacturers and place significant restrictions on their ability to market and sell cigarettes.

•

The continuing contraction of the domestic cigarette market, in which Lorillard currently conducts its only significant business. As a result of price increases, restrictions on advertising, promotions and smoking in public and private facilities, increases in regulation and excise taxes, health concerns, a decline in the social acceptability of smoking, increased pressure from anti-tobacco groups and other factors, domestic cigarette shipments have decreased at a compound rate of approximately 2.5% over the ten years ended September 30, 2007.

•

Increases in cigarette prices since 1998 have led to an increase in the volume of discount and, specifically, deep discount cigarettes. This has led, and continues to lead, to high levels of discounting and other promotional activities for premium brands. Deep discount brands have grown from an estimated share in 1998 of less than 1.5% to an estimated 13.0% for the third quarter of 2007, and continue to be a significant competitive factor in the domestic market.

•

Substantial federal, state and local excise taxes which are reflected in the retail price of cigarettes. In the first nine months of 2007, the federal excise tax was $0.39 per pack and combined state and local excise taxes ranged from $0.07 to $3.66 per pack. In the first nine months of 2007, excise tax increases ranging from $0.20 to $1.00 per pack were implemented in ten states. Proposals continue to be made to increase federal, state and local excise taxes. One measure passed by Congress in September 2007 would have increased the federal excise tax on cigarettes by $0.61 per pack to finance health insurance for children. While this bill was vetoed by the President, it is possible that similar bills or other proposals containing a federal excise tax increase may be considered by Congress in the future. Lorillard believes that increases in excise and similar taxes have had an adverse impact on sales of cigarettes and that future increases, the extent of which cannot be predicted, could result in further volume declines for the cigarette industry, including Lorillard, and an increased sales shift toward deep discount cigarettes rather than premium brands. In addition, Lorillard, other cigarette manufacturers and importers are required to pay an assessment under a federal law designed to fund payments to tobacco quota holders and growers.

•

Substantial and increasing regulation of the tobacco industry and governmental restrictions on smoking. A bill was introduced in February 2007 in the U.S. Congress to grant the FDA authority to regulate tobacco products. The bill has been considered in hearings by Congressional committees in both houses of Congress during 2007, and one Senate committee has approved the bill with certain modifications. No further hearings have been scheduled in Congress at this time. Lorillard believes that FDA regulations, if enacted, could among other things result in new restrictions on the manner in which cigarettes can be advertised and marketed, require larger and more severe health warnings on cigarette packaging, restrict the level of tar and nicotine contained in or yielded by cigarettes and may alter the way cigarette products are developed and manufactured. Lorillard also believes that any such proposals, if enacted, would provide Lorillard’s larger competitors with a competitive advantage.

The domestic market for cigarettes is highly competitive. Competition is primarily based on a brand’s price, including the level of discounting and other promotional activities, positioning, consumer loyalty, retail display, quality and taste. Lorillard’s principal competitors are the two other major U.S. cigarette manufacturers, Philip Morris and RAI. Lorillard also competes with numerous other smaller manufacturers and importers of cigarettes, including deep discount cigarette manufacturers. Lorillard believes its ability to compete even more effectively has been restrained in some marketing areas as a result of retail merchandising contracts offered by Philip Morris and RAI which limit the retail shelf space available to Lorillard’s brands. As a result, in some retail locations Lorillard is limited in competitively supporting its promotional programs, which may constrain sales.

The following table presents selected industry and market share data for Lorillard for the years ended December 31, 2007, 2006 and 2005.

Selected Industry and Market Share Data(1)

	Year Ended December 31,
	2007	2006	2005
	(Units in billions)
Total Lorillard domestic unit volume		36.1	35.2
Total industry domestic unit volume		376.0	381.7

Lorillard’s share of the domestic market		9.6%	9.2%
Lorillard’s premium segment as a percentage of its domestic volume		94.8	95.2
Lorillard’s share of the premium segment		12.7	12.3

Newport’s share of the domestic market		8.8	8.4
Newport’s share of the premium segment		12.2	11.9
Total menthol segment market share for the industry		27.4	26.7
Total discount segment market share for the industry		28.1	28.9
Newport’s share of the menthol segment		32.2	31.5
Newport’s share of Lorillard’s total volume(2)		91.8	91.6
Newport’s share of Lorillard’s net sales(2)		93.3	92.8

(1)	MSAI divides the cigarette market into two price segments, the premium price segment and the discount or reduced price segment. MSAI’s information relating to unit sales volume and market share of certain of the smaller, primarily deep discount, cigarette manufacturers is based on estimates derived by MSAI. Lorillard management believes that volume and market share information for deep discount manufacturers are understated and, correspondingly, market share information for the larger manufacturers, including Lorillard, are overstated by MSAI.
(2)	Source: Lorillard shipment reports.

Income Statement Captions

Net sales includes revenue from product sales, net of cash discounts, returns, allowances and sales incentives, and is recognized at the time that goods are shipped and ownership transfers to customers. Federal excise taxes are recognized on a gross basis, and are reflected in both net sales and cost of sales. Sales incentives include retail price discounts, coupons and retail display allowances, and are recorded as a reduction of revenue based on amounts estimated as due to customers and consumers at the end of a period based primarily on use and redemption rates.

Cost of sales includes federal excise taxes, leaf tobacco cost, wrapping and casing material, manufacturing labor and production salaries, wages and overhead, research and development costs, distribution, other manufacturing costs, State Settlement Agreement expenses, the federal assessment for tobacco growers, and promotional product expenses. Promotional product expenses include the cost, including all applicable excise taxes, of the free portion of “buy some get some free” promotions.

Selling, general and administrative expenses includes sales force expenses, legal and other costs of litigating and administering product liability claims, administrative expenses, and marketing and advertising costs. Marketing and advertising costs include items such as direct mail, advertising, agency fees and point of sale materials.

Other income (expense), net primarily includes interest and dividend income, realized gains and losses on sales of investments, equity in the earnings of limited partnership investments and interest expense related to income taxes.

Results of Operations

Nine Months ended September 30, 2007 Compared to the Nine Months ended September 30, 2006

	Nine Months Ended September 30,
	2007	2006
	(In millions)
Net sales (including excise taxes of $522 and $526)	$3,012	$2,818
Cost of sales	1,772	1,638

Gross profit	1,240	1,180
Selling, general and administrative	246	285

Operating income	994	895
Other income (expense), net	86	71

Income before income taxes	1,080	966
Income taxes	396	375

Net income	$684	$591

Net sales. Net sales increased by $194 million, or 6.9%, from $2,818 million for the nine months ended September 30, 2006 to $3,012 million for the nine months ended September 30, 2007. Net sales increased $82 million due to higher average unit prices reflecting price increases in December 2006 and September 2007 and the impact of increased free product promotions, and $112 million due to lower sales incentives. Federal excise taxes are included in net sales and have remained constant at $19.50 per thousand units, or $0.39 per pack of 20 cigarettes, since January 1, 2002.

Lorillard’s total unit volume and domestic unit volume increased 0.4% and 0.3%, respectively, during the nine months ended September 30, 2007 compared to the corresponding period of 2006. Unit volume figures in this section are provided on a gross basis. Total and domestic Newport unit volume increased 0.7% during the nine months ended September 30, 2007 compared to the corresponding period of 2006. Industry-wide domestic unit volume decreased 4.0% during the nine months ended September 30, 2007 compared to the corresponding period of 2006. Industry shipments of premium brands comprised 73.2% of industry-wide domestic unit volume during the nine months ended September 30, 2007 compared to 72.2% of the corresponding period of 2006.

Cost of sales. Cost of sales increased by $134 million, or 8.2%, from $1,638 million for the nine months ended September 30, 2006 to $1,772 million for the nine months ended September 30, 2007. Lorillard recorded pretax charges for its obligations under the State Settlement Agreements of $801 million and $696 million ($508 million and $426 million after taxes) for the nine months ended September 30, 2007 and 2006, respectively, an increase of $105 million. The $105 million pretax increase is due to an increase in the base payment ($79 million) effective January 1, 2007, the impact of the inflation adjustment ($29 million) and higher gross unit sales ($3 million), partially offset by other adjustments ($6 million) under the State Settlement Agreements. The remaining increase in cost of sales is primarily attributable to a $26 million increase in promotional product expenses partially offset by a decrease of $4 million in pension expense.

Selling, general and administrative. Selling, general and administrative expenses decreased $39 million, or 13.7%, from $285 million for the nine months ended September 30, 2006 to $246 million for the nine months ended September 30, 2007. The decrease was primarily due to $16 million of costs related to a restructuring of the sales and market research organization in 2006 and $13 million of lower selling expenses in 2007 related to the sales organization restructuring. In addition, Lorillard’s outside legal fees and other external product liability defense costs decreased by $9 million from $49 million for the nine months ended September 30, 2006 to $40 million for the nine months ended September 30, 2007.

Other income (expense), net. Other income (expense), net increased $15 million, or 21.4%, from $71 million for the nine months ended September 30, 2006 to $86 million for the nine months ended September 30, 2007. Other income (expense), net includes $31 million from equity in the earnings of limited partnership investments for the nine months ended September 30, 2007 compared to $17 million in 2006.

Income taxes. Income taxes increased by $21 million, or 5.6%, from $375 million for the nine months ended September 30, 2006 to $396 million for the nine months ended September 30, 2007. The change reflects the increase in income before income taxes of $114 million in 2007, or 11.8%, partially offset by a decrease in the effective tax rate from 38.8% for the nine months ended September 30, 2006 to 36.7% for the nine months ended September 30, 2007, or $23 million due primarily to the statutory increase in the tax benefit related to the manufacturer’s deduction.

Year ended December 31, 2006 Compared to the Year ended December 31, 2005

	Year Ended December 31,
	2006	2005
	(In millions)
Net sales (including excise taxes of $699 and $676)	$3,755	$3,568
Cost of sales	2,160	2,114

Gross profit	1,595	1,454
Selling, general and administrative	354	370

Operating income	1,241	1,084
Other income (expense), net	103	67

Income before income taxes	1,344	1,151
Income taxes	518	445

Net income	$826	$706

Net sales. Net sales increased by $187 million, or 5.2%, from $3,568 million in 2005 to $3,755 million in 2006. Net sales increased $144 million due to increased unit sales volume, and $43 million due to higher effective unit prices reflecting lower sales incentives. Effective December 15, 2006, Lorillard increased the list price of Newport cigarettes by $5.00 per thousand cigarettes ($0.10 per pack of 20 cigarettes) and its Kent, True, Max and Satin Brands by $3.75 per thousand cigarettes ($0.075 per pack of 20 cigarettes).

Lorillard’s total unit volume increased 2.6% during 2006 compared to 2005. Lorillard’s domestic unit volume increased 2.7% in 2006 compared to 2005. Total and domestic Newport unit volume increased 2.9% in 2006 compared to 2005. Lorillard’s favorable comparison was the result of increased unit volumes throughout 2006 and further benefited from the effects of increased wholesale purchases during the fourth quarter of 2006 in anticipation of an industry price increase. Industry-wide domestic unit volume decreased 1.5% during 2006 compared to 2005. Industry shipments of premium brands comprised 71.9% of the industry-wide domestic unit volume in 2006 compared to 71.1% in 2005.

Cost of sales. Cost of sales increased by $46 million, or 2.2%, from $2,114 million in 2005 to $2,160 million in 2006. Lorillard recorded pretax charges for its obligations under the State Settlement Agreements of $911 million and $876 million ($560 million and $537 million after taxes) for 2006 and 2005, respectively, an increase of $35 million. The $35 million pretax increase in tobacco settlement costs is due to the impact of the inflation adjustment ($25 million) and charges for higher gross unit sales ($23 million), partially offset by other adjustments ($13 million) under the State Settlement Agreements. Federal excise taxes for 2006 increased by $23 million compared to the prior year, due to increased unit sales volume. These increases were partially offset by an $8 million reduction in promotional product expenses included in cost of sales and lower pretax charges of $13 million due to a federal assessment relating to the repeal of the federal supply management program for tobacco growers. The remaining increase relates to higher manufacturing costs due to increased unit sales volume.

Selling, general and administrative. Selling, general and administrative expenses decreased $16 million, or 4.3%, from $370 million in 2005 to $354 million in 2006. The decrease was primarily due to decreases in legal fees and other external product liability defense costs which decreased $26 million, from $83 million in 2005 to $57 million in 2006. The decrease in legal costs was partially offset by restructuring costs. In April 2006, Lorillard commenced a restructuring of its sales and market research organization and offered an early retirement program to eligible employees. As a result, Lorillard recorded restructuring costs of $20 million primarily for early retirement and curtailment charges on pension and other postretirement benefit plans. The remaining decrease resulted from decreased expenses due to the effects of headcount reduction and reduced general administrative costs.

Other income (expense), net. Other income (expense), net increased by $36 million, or 54.0%, from $67 million in 2005 to $103 million in 2006. The increase was primarily due to an increased level of invested assets and higher interest rates, partially offset by interest of $6 million relating to a refund of income taxes paid in prior years and received during 2005. Other income includes $26 million from equity in the earnings of limited partnership investments in 2006 compared to $16 million in 2005.

Income taxes. Income taxes increased by $73 million, or 16.4%, from $445 million in 2005 to $518 million in 2006. The change reflects the increase in income before income taxes of $193 million in 2005, or 16.8%, partially offset by a decrease in the effective tax rate from 38.7% in 2005 to 38.5% in 2006, or $2 million.

Year ended December 31, 2005 Compared to the Year ended December 31, 2004

	Year Ended December 31,
	2005	2004
	(In millions)
Net sales (including excise taxes of $676 and $658)	$3,568	$3,348
Cost of sales	2,114	1,966

Gross profit	1,454	1,382
Selling, general and administrative	370	381

Operating income	1,084	1,001
Other income (expense), net	67	38

Income before income taxes	1,151	1,039
Income taxes	445	397

Net income	$706	$642

Net sales. Net sales increased by $220 million, or 6.6%, from $3,348 million in 2004 to $3,568 million in 2005. Net sales increased by $123 million due to increased unit sales volume, assuming prices were unchanged from the prior year and $97 million due to higher effective unit prices reflecting lower sales incentives.

Lorillard’s total unit volume increased 1.9% in 2005 compared to 2004. Lorillard’s domestic unit volume increased 2.0% in 2005 compared to 2004. Newport total unit volume increased 2.5% during 2005, and Newport domestic unit volume increased 2.6% during 2005 compared with 2004. Industry-wide domestic unit volume decreased 3.2% during 2005 compared with 2004. Industry shipments of premium brands comprised 71.1% of the industry-wide domestic unit volume in 2005 compared to 69.6% in 2004.

Cost of sales. Cost of sales increased by $148 million, or 7.5% from $1,966 million in 2004 to $2,114 million in 2005. Of the increase, $100 million relates to pretax charges due to a federal assessment (including $26 million of charges in relation to losses by grower-related entities from the sale of surplus tobacco) relating to the repeal of the federal supply management program for tobacco growers. Lorillard recorded pretax charges of its obligations under the State Settlement Agreements of $876 million and $846 million ($538 million and $523 million after taxes) for 2005 and 2004, respectively, an increase of $30 million. The $30 million pretax increase is due to the impact of the inflation adjustment ($26 million), charges for higher gross unit sales ($16 million) under the State Settlement Agreements and other adjustments ($22 million), partially offset by the elimination of Lorillard’s payment obligations under the national Tobacco Growers Settlement Trust ($34 million). Federal excise taxes for 2005 increased by $18 million compared to the prior year, due to increased unit sales volume. These increases were partially offset by a $24 million reduction in promotional product expenses. The remaining increase was primarily due to higher manufacturing costs due to increased unit sales volume.

Selling, general and administrative. Selling, general and administrative expenses decreased $11 million, or 2.9%, from $381 million in 2004 to $370 million in 2005. The decrease was primarily due to lower marketing and advertising expenses. Lorillard’s outside legal fees and other external product liability defense costs were $83 million and $84 million for 2005 and 2004, respectively.

Other income (expense), net. Other income (expense), net increased by $29 million, or 76.3%, from $38 million in 2004 to $67 million in 2005. Investment income increased due primarily to higher yields on invested cash balances.

Income taxes. Income taxes increased by $48 million, or 12.1%, from $397 million in 2004 to $445 million in 2005. The change reflects the increase in income before income taxes of $112 million, or 10.8%, in 2005 and an increase in the effective tax rate from 38.2% in 2004 to 38.7% in 2005, or $5 million.

Liquidity and Capital Resources

Lorillard’s cash and cash equivalents, and investments, net of receivables and payables, totaled $1,818 million and $1,769 million at September 30, 2007 and December 31, 2006, respectively. At September 30, 2007, 85.7% of Lorillard’s cash and investments were invested in short-term securities.

Cash Flows

Cash flow from operating activities. The principal source of liquidity for Lorillard’s business and operating needs is internally generated funds from its operations. Lorillard generated net cash flow from operations of $716 million for the nine months ended September 30, 2007 compared to $635 million for the nine months ended September 30, 2006. The increased cash flow in 2007 reflects higher net income, timing differences related to cash payments of estimated taxes and the payment of invoices under the State Settlement Agreements that are based on sales made in the current year but invoiced mostly in the following year. Net cash flow from operations was $778 million for the year ended December 31, 2006 compared to $820 million for the year ended December 31, 2005. The decrease in cash flow is primarily due to timing differences related to cash payments of estimated taxes. Cash balances fluctuate during the year, building up until March or April due to the timing of payments under the State Settlement Agreements.

Cash flow from investing activities. Lorillard’s cash flow from investing activities was $223 million for the nine months ended September 30, 2007 compared to cash used in investing activities of $212 million in 2006. The changes are mostly due to the investment of excess cash balances or liquidation of investments in order to fund working capital and other capital requirements during the year. For the years ended December 31, 2006, 2005 and 2004 cash flows from investing activities used cash of $415 million, provided cash of $974 million and used cash of $609 million, respectively. Capital expenditures were $30 million, $31 million and $50 million for 2006, 2005 and 2004, respectively. During the first nine months of 2007, capital expenditures were $42 million. The expenditures were primarily for the modernization of manufacturing equipment. Lorillard’s capital expenditures for 2008 are forecast to be between $40 and $50 million.

Cash flow from financing activities. Lorillard’s cash flow from operations has exceeded its working capital and capital expenditure requirements in each of the years ended December 31, 2006, 2005 and 2004, and during the first nine months of 2007. Lorillard has paid dividends to Loews of $783 million, $646 million and $574 million for the years ended December 31, 2006, 2005 and 2004, respectively. During the first nine months of 2007, Lorillard paid cash dividends to Loews of $676 million. In October 2007, Lorillard paid a dividend of $494 million to Loews.

Liquidity

Lorillard believes that cash flow from operating activities will be sufficient for the foreseeable future to enable it to meet its obligations under the State Settlement Agreements and to fund its working capital and capital expenditure requirements. Lorillard cannot predict its cash requirements related to any future settlements or judgments, including cash required to bond any appeals, if necessary, and can make no assurance that it will be able to meet all of those requirements.

State Settlement Agreements

The State Settlement Agreements require Lorillard and the other Original Participating Manufacturers (Philip Morris Incorporated, Brown & Williamson Tobacco Corporation and R.J. Reynolds Tobacco Company) to make aggregate annual payments of $9.4 billion, subject to adjustment for several factors described below. In addition, the Original Participating Manufacturers are required to pay plaintiffs’ attorneys’ fees, subject to an aggregate annual cap of $500 million, as well as an additional aggregate amount of up to $125 million in each year through 2008. These payment obligations are several and not joint obligations of each of the Original Participating Manufacturers. Lorillard’s obligations under the State Settlement Agreements will materially adversely affect its cash flows and operating income in future years.

Both the aggregate payment obligations of the Original Participating Manufacturers, and the payment obligations of Lorillard, individually, under the State Settlement Agreements are subject to adjustment for several factors which include:

•	inflation;

•	aggregate volume of domestic cigarette shipments;

•	market share; and

•	industry operating income.

The inflation adjustment increases payments on a compounded annual basis by the greater of 3.0% or the actual total percentage change in the consumer price index for the preceding year. The inflation adjustment is measured starting with inflation for 1999. The volume adjustment increases or decreases payments based on the increase or decrease in the total number of cigarettes shipped in or to the 50 U.S. states, the District of Columbia and Puerto Rico by the Original Participating Manufacturers during the preceding year compared to the 1997 base year shipments. If volume has increased, the volume adjustment would increase the annual payment by the same percentage as the number of cigarettes shipped exceeds the 1997 base number. If volume has decreased, the volume adjustment would decrease the annual payment by 98.0% of the percentage reduction in volume. In addition, downward adjustments to the annual payments for changes in volume may, subject to specified conditions and exceptions, be reduced in the event of an increase in the Original Participating Manufacturers aggregate operating income from domestic sales of cigarettes over base year levels established in the State Settlement Agreements, adjusted for inflation. Any adjustments resulting from increases in operating income would be allocated among those Original Participating Manufacturers who have had increases.

Lorillard’s cash payment under the State Settlement Agreements for the nine months ended September 30, 2007 was $761 million, including Lorillard’s deposit of $111 million in an interest-bearing escrow account in accordance with procedures established in the MSA pending resolution of a claim by Lorillard and the other

Original Participating Manufacturers that they are entitled to reduce their MSA payments based on a loss of market share to non-participating manufacturers. Most of the states that are parties to the MSA are disputing the availability of the reduction and Lorillard believes that this dispute will ultimately be resolved by judicial and arbitration proceedings. Lorillard’s $111 million reduction is based upon the Original Participating Manufacturers collective loss of market share in 2004. In April 2006, Lorillard had previously deposited $109 million in the same escrow account discussed above, which was based on a loss of market share in 2003 to non-participating manufacturers. Lorillard and other Original Participating Manufacturers have the right to claim additional reductions of MSA payments in subsequent years under provisions of the MSA. Lorillard also paid $             in the fourth quarter of 2007 primarily based on 2007 estimated industry volume.

Contractual Cash Payment Obligations

The following chart presents the contractual cash payment obligations of Lorillard as of September 30, 2007.

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	($ in millions)
Contractual obligations	$148	$10	$91	$47	$—
Operating lease obligations	7	6	1	—	—
Purchase obligations	61	23	38	—	—

Total	$216	$39	$130	$47	$—

In addition, as previously discussed, Lorillard has entered into the State Settlement Agreements which impose a stream of future payment obligations on Lorillard and the other major U.S. cigarette manufacturers. Lorillard’s portion of ongoing adjusted settlement payments, including fees to settling plaintiffs’ attorneys, are based on a number of factors which are described above. Lorillard’s cash payment under the State Settlement Agreements in 2007 amounted to $             and Lorillard estimates its cash payments in 2008 under the State Settlement Agreements will be approximately $            , primarily based on 2007 estimated industry volume. Payment obligations are not incurred until the related sales occur and therefore are not reflected in the above table.

Market Risk

Lorillard invests in financial instruments that involve market risk. Lorillard’s measure of market risk exposure represents an estimate of the change in fair value of its financial instruments. Market risk exposure is presented for each class of financial instrument held by Lorillard at September 30, 2007 and December 31, 2006, assuming immediate adverse market movements of the magnitude described below. Lorillard believes that the various rates of adverse market movements represent a measure of exposure to loss under hypothetically assumed adverse conditions. The estimated market risk exposure represents the hypothetical loss to future earnings and does not represent the maximum possible loss nor any expected actual loss, even under adverse conditions, because actual adverse fluctuations would likely differ. In addition, since Lorillard’s investment portfolio is subject to change based on its portfolio management strategy as well as in response to changes in the market, these estimates are not necessarily indicative of the actual results which may occur.

Exposure to market risk is managed and monitored by senior management. Senior management approves Lorillard’s overall investment strategy and has responsibility to ensure that the investment positions are consistent with that strategy with an acceptable level of risk.

Interest rate risk. Lorillard’s fixed income investments primarily consist of cash equivalents and, consequently, fluctuations in interest rates have a minimal impact on the portfolio.

Equity price risk. Lorillard has exposure to equity price risk as a result of its investment in equity securities and equity derivatives. Equity price risk results from changes in the level or volatility of equity prices which affect the value of equity securities or instruments that derive their value from such securities or indexes. Equity price risk was measured assuming an instantaneous 25% decrease in the underlying reference price or index from its level at September 30, 2007 and December 31, 2006, with all other variables held constant. The fair value and related market risk exposure of Lorillard’s investment in equity based instruments was $244 million and $61 million at September 30, 2007, and $210 million and $53 million at December 31, 2006, respectively.

BUSINESS OF LORILLARD

Overview

Lorillard is the third largest manufacturer of cigarettes in the United States. Lorillard was founded in 1760 and is the oldest continuously operating tobacco company in the United States. Newport, which is Lorillard’s flagship brand, is a menthol flavored premium cigarette brand and the top selling menthol and second largest selling cigarette brand overall in the United States. In addition to the Newport brand, the Lorillard product line has five additional brand families marketed under the Kent, True, Maverick, Old Gold and Max brand names. These six brands include 44 different product offerings which vary in price, taste, flavor, length and packaging. In 2007, Lorillard shipped              billion cigarettes in the United States and certain U.S. possessions and territories. Lorillard’s major trademarks outside of the United States were sold in 1977. Lorillard manufactures all of its products at its Greensboro, North Carolina facility.

Lorillard produces cigarettes for both the premium and discount segments of the domestic cigarette market. Lorillard does not currently compete in a subcategory of the discount segment that it identifies as the deep discount segment. Premium brands are well known, established brands marketed at higher retail prices. Discount brands are generally less well recognized brands marketed at lower retail prices. Lorillard defines the deep discount subcategory to include brands sold at the lowest retail prices. Deep discount cigarettes are typically manufactured by smaller companies, many of which, relative to Lorillard and other major U.S. manufacturers, have no, or significantly lower, payment obligations under the State Settlement Agreements.

Lorillard’s Competitive Strengths

Lorillard believes that the following strengths differentiate it from its competitors and contribute to its success:

Newport is the #1 menthol and #2 overall brand of cigarette in the U.S. As the leading menthol flavored cigarette brand and the number two cigarette brand overall in the United States, the Newport brand enjoys strong consumer recognition. Introduced in 1957, Newport has a more than 50-year history and is the largest selling U.S. menthol cigarette brand. Lorillard introduced the “Newport pleasure” marketing theme in 1972 and has consistently reinforced this theme in its marketing and promotion of Newport for more than 35 years. Lorillard believes that this consistent marketing focus enhances the value of the Newport brand. Lorillard shipped more than              billion Newport cigarettes in 2007, representing approximately 33% of all menthol cigarettes sold in the United States. Following is a chart that reflects the number of Newport cigarettes shipped (in billions) by Lorillard from 2003 through September 30, 2007:

Newport Cigarettes Shipped (in billions)

Year Ended December 31,
2007	2006	2005	2004	2003
	33.9	33.0	32.2	31.7

Source: Lorillard shipment reports.

Strength in the menthol cigarette segment. Lorillard’s Newport brand is the best selling menthol brand. Lorillard has developed a unique menthol taste for Newport cigarettes, which it believes accounts for Newport’s success among adult smokers. As a result of its strong brand position and differentiated products, Lorillard believes that Newport is well positioned in this growing category of the domestic cigarette market. During the past five years, the menthol segment’s share of total cigarettes shipped in the domestic market increased from 26.4% in 2003 to       % in 2007, as reflected in the following chart:

Menthol Share of Total Cigarettes Shipped in the Domestic Market

Year Ended December 31,
2007	2006	2005	2004	2003
%	27.4%	26.7%	26.4%	26.4%

Newport’s share of menthol cigarettes shipped in the domestic market has increased in each of the past five years, as reflected in the following chart:

Newport’s Share of Menthol Cigarettes Shipped in the Domestic Market

Year Ended December 31,
2007	2006	2005	2004	2003
%	32.2%	31.5%	30.1%	29.2%

Focus on the premium segment. Lorillard focuses its marketing efforts on the relatively more profitable premium segment of the domestic cigarette industry. Approximately 94.3% of the cigarettes shipped by Lorillard in 2007 were in the premium segment. Lorillard’s share of the premium segment of the domestic cigarette market increased in each of the past five years from 11.9% in 2003 to 13.0% in 2007, primarily driven by the growth of the Newport brand, as reflected in the following table:

Market Share in Premium Segment of the Domestic Cigarette Market

	Year Ended December 31,
	2007	2006	2005	2004	2003
Lorillard	13.0%	12.7%	12.3%	12.0%	11.9%
Philip Morris	62.2	62.4	62.6	62.3	61.9
RAI	23.5	23.6	23.9	24.6	24.9

Most profitable operating model of any major U.S. cigarette company. For each of the past five years, Lorillard has had the most profitable operating model among major U.S. cigarette companies, as measured by operating income per 1,000 units shipped in the United States. In 2007, Lorillard’s adjusted operating income per 1,000 units shipped was $            , which Lorillard believes is the highest among major U.S. cigarette manufacturers, based on publicly filed SEC documents. During the past five years, Lorillard has increased its adjusted operating income per 1,000 units shipped from $27.21 in 2003 to $             in 2007. Lorillard’s management believes that adjusted operating income per 1,000 units shipped provides a useful measure of the efficiency and profitability of Lorillard’s operations. Lorillard’s adjusted operating income includes an adjustment of $56 million for non-recurring items in 2003, and an adjustment of $             for                  in 2007. As a result of its profitable operating model, Lorillard has consistently been able to generate strong earnings. Lorillard’s net income was $            , $826 million, $706 million, $642 million and $582 million for 2007, 2006, 2005, 2004 and 2003, respectively.

Experienced and long-standing management team. Lorillard’s executive management team has extensive experience in the tobacco industry, and many of its senior executives have spent the majority of their professional careers with Lorillard. The team has been responsible for overseeing Lorillard’s consistent growth in revenue and net income. Martin L. Orlowsky, the Chairman, President and Chief Executive Officer, has been with Lorillard for more than 17 years and has over thirty years of experience in consumer product marketing. Ronald S. Milstein, Senior Vice President, Legal and External Affairs, General Counsel and Secretary, has been with Lorillard for more than 11 years and has over 20 years experience in the tobacco industry. Randy B. Spell, Executive Vice President, Marketing and Sales, has been with Lorillard for over 30 years at all levels of Lorillard’s sales organization. Thomas R. Staab, Senior Vice President, Chief Financial Officer and Treasurer, has been with Lorillard for more than nine years and has over thirty years experience in finance and accounting. In addition, Lorillard recently added David H. Taylor, Executive Vice President, Finance and Planning, to the senior management team to oversee various financial and support functions at Lorillard. Mr. Taylor has extensive experience in public company finance and administration. Lorillard has a talented management team comprised of eight other senior members of management who have an average of more than 23 years of tobacco industry experience and 18 years with Lorillard.

Lorillard’s Business and Growth Strategies

Lorillard’s primary long-term business objectives are to increase Newport’s market share in the United States and to increase overall earnings. Lorillard’s key strategies to achieve these objectives are:

Seek to increase Newport’s share of the menthol cigarette market. Lorillard believes that the Newport brand is its most valuable asset and Lorillard intends to continue to build the Newport brand and seek to expand its share of the domestic menthol cigarette market. Lorillard’s marketing and promotional initiatives are designed to responsibly increase Newport’s brand recognition among adult smokers. Lorillard focuses its efforts on identifying areas of the U.S. market that it believes represent opportunities for profitable growth and in which it will be able to respond to its competition.

Introduce new products and line extensions of existing products. Lorillard has an experienced research and development and marketing team that continuously evaluates new products and line extensions and assesses new technologies and scientific advancements to be able to respond to marketplace demands and developing regulatory requirements. In addition, as part of its new product growth initiatives, in 2007 Lorillard entered into a joint venture with Swedish Match North America to develop and evaluate the opportunity to market a smokeless tobacco product for the U.S. market called Triumph Snus, and commenced test marketing in 2008. The joint venture may offer Lorillard the opportunity to use its existing marketing and sales expertise to participate in this growing category of tobacco products with limited capital investment.

Selectively pursue acquisitions on an opportunistic basis. Over the past several years, Lorillard has expanded primarily through the organic growth of its Newport business. Lorillard intends to continue to pursue organic growth, while also considering acquisitions and joint ventures with other participants in the tobacco industry. Lorillard will evaluate potential acquisitions and other business development opportunities using a disciplined approach, pursuing only those opportunities that it believes will enhance long-term shareholder value.

Advertising and Sales Promotion

Newport is the only Lorillard brand that receives advertising and promotion support. The predominant form of promotion in the industry and for Lorillard consists of retail price reduction programs, such as discounting or lowering the price of a pack or carton of cigarettes in the retail store, and free pack with purchase promotions. These programs are developed, implemented and executed by Lorillard’s sales force through agreements with retail chain accounts and independent retailers.

Lorillard directs its retail programs in markets and stores reflecting unique potential for increased menthol sales. Lorillard’s direct buying wholesale customers provide it with information as to the quantities of cigarettes shipped to their retail accounts on a weekly basis. This data covers about 99% of Lorillard’s and major competitors’ wholesale units shipped and enables Lorillard to analyze, plan and execute retail promotion programs in markets and stores that optimize the most efficient and effective return on it promotional investments.

Lorillard employs other promotion methods to communicate with its adult consumers as well as with adult smokers of competitive products. These promotional programs include the use of direct marketing communications, retail coupons, relationship marketing and promotional materials intended to be displayed at retail. Lorillard regularly reviews the results of its promotional spending activities and adjusts its promotional spending programs in an effort to maintain its competitive position. Accordingly, sales promotion costs in any particular fiscal period are not necessarily indicative of costs that may be realized in subsequent periods.

Advertising plays a relatively lesser role in Lorillard’s overall marketing strategy. Lorillard advertises Newport in a limited number of magazines that meet certain requirements regarding the age and composition of their readership.

Advertising of tobacco products through television and radio has been prohibited since 1971. Under the State Settlement Agreements, the participating cigarette manufacturers agreed to severe restrictions on their advertising and promotion activities including, among other things:

•	prohibiting the targeting of youth in the advertising, promotion or marketing of tobacco products;

•	banning the use of cartoon characters in all tobacco advertising and promotion;

•

limiting each tobacco manufacturer to one event sponsorship during any twelve-month period, which may not include major team sports or events in which the intended audience includes a significant percentage of youth;

•	banning all outdoor advertising of tobacco products with the exception of small signs at retail establishments that sell tobacco products;

•	banning tobacco manufacturers from offering or selling apparel and other merchandise that bears a tobacco brand name, subject to specified exceptions;

•	prohibiting the distribution of free samples of tobacco products except within adult-only facilities;

•	prohibiting payments for tobacco product placement in various media; and

•	banning gift offers based on the purchase of tobacco products without sufficient proof that the intended gift recipient is an adult.

Many states, cities and counties have enacted legislation or regulations further restricting tobacco advertising. There may be additional local, state and federal legislative and regulatory initiatives relating to the advertising and promotion of cigarettes in the future. Lorillard cannot predict the impact of such initiatives on its marketing and sales efforts.

Lorillard funds a Youth Smoking Prevention Program, which is designed to discourage youth from smoking by promoting parental involvement and assisting parents in discussing the issue of smoking with their children. Lorillard is also a founding and principal member of the Coalition for Responsible Tobacco Retailing which through its “We Card” program trains retailers in how to prevent the purchase of cigarettes by underage persons. In addition, Lorillard has adopted guidelines established by the National Association of Attorneys General to restrict advertising in magazines with large readership among people under the age of 18.

Customers and Distribution

Lorillard’s field sales personnel are based throughout the United States, and Lorillard maintains field sales offices in major cities throughout the United States. The sales department is divided into regions based on geography and sales territories. Lorillard sells its products primarily to wholesale distributors, who in turn service retail outlets, chain store organizations, and government agencies, including the U.S. Armed Forces. Upon completion of the manufacturing process, Lorillard ships cigarettes to public distribution warehouse facilities for rapid order fulfillment to wholesalers and other direct buying customers. Lorillard retains a portion of its manufactured cigarettes at its Greensboro central distribution center and Greensboro cold-storage facility for future finished goods replenishment.

As of December 31, 2007, Lorillard had approximately 600 direct buying customers servicing more than 400,000 retail accounts. Lorillard does not sell cigarettes directly to consumers. During 2007, 2006 and 2005, sales made by Lorillard to the McLane Company, Inc. comprised     %, 23% and 21%, respectively, of Lorillard’s revenues. No other customer accounted for more than 10% of 2007, 2006 or 2005 sales. Lorillard does not have any backlog orders.

Most of Lorillard’s customers buy cigarettes on a next-day-delivery basis. Customer orders are shipped from public distribution warehouses via third party carriers. Lorillard does not ship products directly to retail stores. Approximately 90% of Lorillard’s customers purchase cigarettes using electronic funds transfer, which provides immediate payment to Lorillard.

Raw Materials and Manufacturing

In its production of cigarettes, Lorillard uses domestic and foreign grown burley and flue-cured leaf tobaccos, as well as aromatic tobaccos grown primarily in Turkey and other Near Eastern countries. A domestic supplier manufactures all of Lorillard’s reconstituted tobacco.

Lorillard purchases more than 90% of its domestic leaf tobacco from Alliance One International, Inc. Lorillard directs Alliance One in the purchase of tobacco according to Lorillard’s specifications for quality, grade, yield, particle size, moisture content, and other characteristics. Alliance One purchases and processes the whole leaf and then dries and packages it for shipment to and storage at Lorillard’s Danville, Virginia facility. If Alliance One becomes unwilling or unable to supply leaf tobacco to Lorillard, Lorillard believes that it can readily obtain high-quality leaf tobacco from well-established, alternative industry sources.

Due to the varying size and quality of annual crops and other economic factors, tobacco prices have historically fluctuated. In 2004, a federal law eliminated historical U.S. price supports that accompanied production controls which inflated the market price of U.S. tobacco. Lorillard believes the elimination of production controls and price supports has favorably impacted the cost of U.S. tobacco.

Lorillard stores its tobacco in 29 storage warehouses on its 130-acre Danville, Virginia facility. To protect against loss, amounts of all types and grades of tobacco are stored in separate warehouses. Because of the aging requirements for tobacco, Lorillard maintains large quantities of leaf tobacco at all times. Lorillard believes its current tobacco supplies are adequately balanced for its present production requirements. If necessary, Lorillard can purchase aged tobacco in the open market to supplement existing inventories.

Lorillard produces cigarettes at its Greensboro, North Carolina manufacturing plant, which has a production capacity of approximately 185 million cigarettes per day and approximately 43 billion cigarettes per year. Through various automated systems and sensors, Lorillard actively monitors all phases of production to promote quality and compliance with applicable regulations.

Properties

Lorillard’s manufacturing facility is located on approximately 80 acres in Greensboro, North Carolina. This 942,600 square-foot plant contains modern high-speed cigarette manufacturing machinery. The Greensboro facility also includes a warehouse with shipping and receiving areas totaling 54,800 square feet. In addition, Lorillard owns tobacco receiving and storage facilities totaling approximately 1,400,000 square feet in Danville, Virginia. Lorillard’s executive offices are located in a 130,000 square-foot, four-story office building in Greensboro. Its 93,800 square-foot research facility is also located in Greensboro.

Lorillard’s principal properties are owned in fee. With minor exceptions, Lorillard owns all of the machinery it uses. Lorillard believes that its properties and machinery are in generally good condition. Lorillard leases sales offices in major cities throughout the United States, a cold-storage facility in Greensboro and warehousing space in 20 public distributing warehouses located throughout the United States.

Research and Development

Lorillard has an experienced research and development team that continuously evaluates new products and line extensions and assesses new technologies and scientific advancements to be able to respond to marketplace demands and developing regulatory requirements. The team includes 62 scientists, 34 of whom have advanced degrees. Lorillard’s research and development efforts focus primarily on:

•	developing quality products that appeal to consumers;

•	studying and developing consumer-acceptable products with the potential for reduced exposure to smoke constituents or reduced health risk;

•

identifying and investigating, through the use of internal and external resources, suspect constituents of cigarette products or their components to determine the feasibility of reduction or elimination;

•	maintaining state-of-the-art knowledge about public health and scientific issues related to cigarette products;

•

developing new, or modifying existing, products and processes to promote quality control and to comply with current and anticipated laws and regulations, including investigating ways to reduce cigarette ignition propensity; and

•	collaborating and cooperating with outside public and private scientific institutions and encouraging independent research relating to cigarette products.

Current tobacco-related research activities include: analysis of cigarette components, including cigarette paper, filters, tobacco and ingredients, analysis of mainstream and sidestream smoke, and modification of cigarette design. Lorillard employs advanced scientific equipment in its research efforts, including gas chromatographs, mass spectrographs and liquid chromatographs.

Information Technology

Lorillard is committed to the use of information technology throughout the organization to provide operating effectiveness, cost reduction and competitive advantages. Lorillard believes its system platform provides the appropriate level of information in a timely fashion to effectively manage the business. Lorillard utilizes proven technologies while also continuously exploring new technologies consistent with its information technology architecture strategy. Lorillard’s information technology environment is anchored by a SAP enterprise resource planning (“ERP”) system designed to meet the processing and analysis needs of its core business operations and financial control requirements. The process control and production methods in Lorillard’s manufacturing operation utilize scanning, radio frequency identification, wireless technologies and software products to monitor and control the manufacturing process. Lorillard’s primary data center is located at its corporate headquarters and is staffed by an in-house team of experienced information technology professionals. A satellite data center, located at Lorillard’s manufacturing facility, supports its manufacturing environment. Lorillard has a comprehensive redundancy and disaster recovery plan in place as well.

Training and Development

Lorillard has implemented comprehensive training and development programs for its employees. These programs are designed to support Lorillard’s goals of profitability and productivity. The focus of Lorillard’s training activities is on developing and improving the technical and business skills of its workforce. Technical training includes a wide range of programs related to mechanical training, systems and applications, specific technical certifications and apprenticeships. Business skill enhancement training has a focus on facilitating individual and professional growth through programs designed to promote teamwork, project management, interpersonal skills, and leadership training for current and future managers.

Employees

As of December 31, 2007, Lorillard had approximately 2,800 full-time employees. As of that date, approximately 1,042 of those employees were represented by labor unions covered by three collective bargaining agreements. Local Union #317T of the Bakery, Confectionery, Tobacco Workers and Grain Millers International Union (AFL-CIO-CLC) represents workers at its Greensboro manufacturing plant. The agreement covering this Union expires in March 2010. Workers at Lorillard’s Danville, Virginia tobacco storage facility are represented by Local Union #233T of the Bakery, Confectionery, Tobacco Workers and Grain Millers International Union (AFL-CIO-CLC) and Local Union #513 of the National Conference of Firemen and Oilers/SEIU (AFL-CIO-CLC). The expiration date for the current agreements with these unions run to April 2008, and negotiations for new agreements will commence in March 2008. Lorillard has historically had an amicable relationship with the Unions representing its employees.

Lorillard provides a retirement plan, a profit sharing plan and other benefits for its hourly paid employees who are represented by unions. In addition, Lorillard provides to its salaried employees a retirement plan, group life, disability and health insurance program and a savings plan. Lorillard also maintains an incentive compensation plan for certain salaried employees.

Intellectual Property

Lorillard believes that trademarks, including brand names, are important to its business. Lorillard owns the patents, trade secrets, know-how and trademarks, including its brand names and the distinctive packaging and displays, used by Lorillard in its business. All of Lorillard’s material trademarks are registered with the U.S. Patent and Trademark Office. Rights in these trademarks in the United States will last indefinitely as long as Lorillard continues to use the trademarks.

Lorillard considers the blends of tobacco and the flavor formulas used to make its brands to be trade secrets. These trade secrets are generally not the subject of patents, though various of Lorillard’s manufacturing processes are patented.

Lorillard sold the international rights to substantially all of its major brands, including Newport, in 1977.

Competition

The domestic market for cigarettes is highly competitive. Competition is primarily based on a brand’s price, including the level of discounting and other promotional activities, positioning, consumer loyalty, retail display, quality and taste.

Lorillard’s principal competitors are the two other major U.S. cigarette manufacturers, Philip Morris and RAI. Lorillard also competes with numerous other smaller manufacturers and importers of cigarettes, including deep discount cigarette manufacturers. Lorillard believes its ability to compete even more effectively has been restrained in some marketing areas as a result of retail merchandising contracts offered by Philip Morris and RAI which limit the retail shelf space available to Lorillard’s brands. As a result, in some retail locations Lorillard is limited in competitively supporting its promotional programs, which may constrain sales.

Please read the sections entitled “Management’s Discussion and Analysis of Lorillard’s Financial Condition and Results of Operations—Business Environment” and “—Selected Industry and Market Share Data” beginning on pages 28 and 30, respectively.

Legislation and Regulation

Lorillard’s business operations are subject to a variety of federal, state and local laws and regulations governing, among other things, publication of health warnings on cigarette packaging, advertising and sales of tobacco products, restrictions on smoking in public places and fire safety standards. New legislation and regulations are proposed and reports are published by government sponsored committees and others recommending additional regulation of tobacco products.

Lorillard cannot predict the ultimate outcome of these proposals, reports and recommendations. If they are enacted, certain of these proposals could have a material adverse effect on Lorillard’s business and its financial condition or results of operations in the future.

Federal Regulation

The Federal Comprehensive Smoking Education Act, which became effective in 1985, requires that cigarette packaging and advertising display one of the following four warning statements, on a rotating basis:

(1) “SURGEON GENERAL’S WARNING: Smoking Causes Lung Cancer, Heart Disease, Emphysema, And May Complicate Pregnancy.”

(2) “SURGEON GENERAL’S WARNING: Quitting Smoking Now Greatly Reduces Serious Risks to Your Health.”

(3) “SURGEON GENERAL’S WARNING: Smoking By Pregnant Women May Result in Fetal Injury, Premature Birth, and Low Birth Weight.”

(4) “SURGEON GENERAL’S WARNING: Cigarette Smoke Contains Carbon Monoxide.”

This law also requires that each person who manufactures, packages or imports cigarettes shall annually provide to the Secretary of Health and Human Services a list of the ingredients added to tobacco in the manufacture of cigarettes. This list of ingredients may be submitted in a manner that does not identify the company that uses the ingredients or the brand of cigarettes that contain the ingredients.

In addition, bills have been introduced in Congress, including those that would:

•	prohibit all tobacco advertising and promotion;

•	require new health warnings on cigarette packages and advertising;

•	authorize the establishment of various anti-smoking education programs;

•	provide that current federal law should not be construed to relieve any person of liability under common or state law;

•	permit state and local governments to restrict the sale and distribution of cigarettes;

•	direct the placement of advertising of tobacco products;

•	provide that cigarette advertising not be deductible as a business expense;

•	prohibit the mailing of unsolicited samples of cigarettes and otherwise restrict the sale or distribution of cigarettes in retail stores, by mail or over the internet;

•	impose an additional, or increase existing, excise taxes on cigarettes;

•	require that cigarettes be manufactured in a manner that will cause them, under certain circumstances, to be self-extinguishing; and

•	subject cigarettes to regulation in various ways by the U.S. Department of Health and Human Services or other regulatory agencies.

In 1996, the FDA published regulations that would have extensively regulated the distribution, marketing and advertising of cigarettes, including the imposition of a wide range of labeling, reporting, record keeping, manufacturing and other requirements. Challenges to the FDA’s assertion of jurisdiction over cigarettes made by Lorillard and other manufacturers were upheld by the U.S. Supreme Court in March 2000 when that Court ruled that Congress did not give the FDA authority to regulate tobacco products under the federal Food, Drug and Cosmetic Act.

Since the Supreme Court decision, various proposals and recommendations have been made for additional federal and state legislation to regulate cigarette manufacturers, including a bill granting the FDA authority to regulate tobacco products that was introduced in Congress in February 2007. The bill, which is supported by Philip Morris and opposed by Lorillard, RAI and most other cigarette manufacturers, has been considered in hearings by Congressional committees in both houses of Congress during 2007, and one Senate committee has approved the bill with certain modifications. No further hearings have been scheduled in Congress at this time.

The proposed bill would:

•	require larger and more severe health warnings on packs and cartons;

•	ban the use of descriptors on tobacco products, such as “low-tar” and “light”;

•	require the disclosure of ingredients and additives to consumers;

•	require pre-market approval by the FDA for claims made with respect to reduced risk or reduced exposure products;

•	require the reduction or elimination of nicotine or any other compound in cigarettes;

•	allow the FDA to mandate the use of reduced risk technologies in conventional cigarettes;

•	allow the FDA to place more severe restrictions on the advertising, marketing and sales of cigarettes;

•	permit inconsistent state regulation of labeling and advertising and eliminate the existing federal preemption of such regulation; and

•	grant the FDA the regulatory authority to impose broad additional restrictions.

The legislation would allow the FDA to reinstate its prior regulations or adopt new or additional regulations.

In February 2001, a committee of the Institute of Medicine, a private, non-profit organization which advises the federal government on medical issues, convened and issued a report recommending that Congress enact legislation. The committee suggested enabling a suitable agency to regulate tobacco-related products that purport to reduce exposure to tobacco toxicants or reduce risk of disease, and implement other policies designed to reduce the harm from tobacco use. The report recommended regulation of all tobacco products, including potentially reduced exposure products, known as PREPs.

In 2002, certain public health groups petitioned the FDA to assert jurisdiction over several PREP type products that have been introduced into the marketplace. These groups assert that claims made by manufacturers of these products allow the FDA to regulate the manufacture, advertising and sale of these products as drugs or medical devices under the Food Drug and Cosmetic Act. The agency has received comments on these petitions but has taken no action.

In late 2002 Philip Morris U.S.A., the largest U.S. manufacturer of cigarettes, filed a request for rulemaking petition with the Federal Trade Commission (“FTC”) seeking changes in the existing FTC regulatory scheme for measuring and reporting tar and nicotine to the federal government and for inclusion in cigarette advertising. The agency has received comments on these petitions but has taken no action.

Environmental Tobacco Smoke

Various publications and studies by governmental entities have reported that environmental tobacco smoke (“ETS”) presents health risks. In addition, public health organizations have issued statements on the adverse health effects of ETS, and scientific papers have been published that address the health problems associated with ETS exposure. Various cities and municipalities have restricted public smoking in recent years, and these restrictions have been based at least in part on the publications regarding the health risks believed to be associated with ETS exposure.

The governmental entities that have published these reports have included the Surgeon General of the United States, first in 1986 and again in 2006. The 2006 report, for instance, concluded that there is no risk-free level of exposure to ETS. In 2000, the Department of Health and Human Services listed ETS as a known human carcinogen. In 1993, the U.S. Environmental Protection Agency concluded that ETS is a human lung carcinogen in adults and causes respiratory effects in children.

Agencies of state governments also have issued publications regarding ETS, including reports by California entities that were published in 1997, 1999 and 2006. In the 2006 study, the California Air Resources Board determined that ETS is a toxic air contaminant. Based on these or other findings, public health concerns regarding ETS could lead to the imposition of additional restrictions on public smoking, including bans.

State and Local Regulation

Many state, local and municipal governments and agencies, as well as private businesses, have adopted legislation, regulations or policies which prohibit or restrict, or are intended to discourage, smoking, including legislation, regulations or policies prohibiting or restricting smoking in various places such as public buildings and facilities, stores, restaurants and bars and on airline flights and in the workplace. This trend has increased significantly since the release of the EPA’s report regarding ETS in 1993.

Two states, Massachusetts and Texas, have enacted legislation requiring each manufacturer of cigarettes sold in those states to submit an annual report identifying for each brand sold certain “added constituents,” and providing nicotine yield ratings and other information for certain brands. Neither law allows for the public release of trade secret information.

A New York law which became effective in June 2004 requires cigarettes sold in that state to meet a mandated standard for ignition propensity. Lorillard developed proprietary technology to comply with the standards and was compliant by the effective date. Since the passage of the New York law, an additional 21 states have passed similar laws utilizing the same technical standards. The effective dates of these laws range from May 2006 to January 2010.

Other similar laws and regulations have been enacted or considered by other state and local governments. Lorillard cannot predict the impact which these regulations may have on Lorillard’s business, though if enacted, they could have a material adverse effect on Lorillard’s business and its financial condition or results of operations in the future.

Excise Taxes and Assessments

Cigarettes are subject to substantial federal, state and local excise taxes in the United States and, in general, such taxes have been increasing. The federal excise tax on cigarettes is $19.50 per thousand cigarettes (or $0.39 per pack of 20 cigarettes). State excise taxes, which are levied upon and paid by the distributors, are also in effect in the fifty states, the District of Columbia and many municipalities. Increases in state excise taxes on cigarette sales were enacted in 10 states during the nine months ended September 2007 and ranged from $0.20 per pack to $1.00 per pack. Proposals for additional increases in federal, state and local excise taxes continue to be considered. For the nine months ended September 30, 2007, the combined state and municipal taxes ranged from $0.07 to $3.66 per pack of cigarettes.

A federal law enacted in October 2004 repealed the federal supply management program for tobacco growers and compensated tobacco quota holders and growers with payments to be funded by an assessment on tobacco manufacturers and importers. Cigarette manufacturers and importers are responsible for paying 96.3% of a $10.14 billion payment to tobacco quota holders and growers over a ten-year period. The law provides that payments will be based on shipments for domestic consumption.

LEGAL PROCEEDINGS

As of January 31, 2008, approximately 4,500 product liability cases are pending against cigarette manufacturers in the United States. Lorillard is a defendant in approximately 3,550 of these cases. Approximately 800 of these lawsuits are Engle Progeny Cases, described below, in which the claims of approximately 1,850 individual plaintiffs are asserted.

Pending product liability cases:

Conventional Product Liability Cases. Conventional Product Liability Cases are brought by individuals who allege cancer or other health effects caused by smoking cigarettes, by using smokeless tobacco products, by addiction to tobacco, or by exposure to environmental tobacco smoke. Approximately 225 cases are pending, including approximately 75 cases against Lorillard.

West Virginia Individual Personal Injury Cases. West Virginia Individual Personal Injury Cases are brought by individuals who allege cancer or other health effects caused by smoking cigarettes, by using smokeless tobacco products, or by addiction to cigarette smoking. The cases are pending in a single West Virginia court and have been consolidated for trial. Lorillard is a defendant in approximately 55 of the 730 pending cases that are part of this proceeding. The first phase of the consolidated trial is scheduled to begin during March 2008. Defendants have petitioned the U.S. Supreme Court to review the trial plan entered to govern the proceeding.

Flight Attendant Cases. Flight Attendant Cases are brought by non-smoking flight attendants alleging injury from exposure to environmental smoke in the cabins of aircraft. Plaintiffs in these cases may not seek punitive damages for injuries that arose prior to January 15, 1997. Lorillard is a defendant in each of the approximately 2,625 pending Flight Attendant Cases.

Class Action Cases. Class Action Cases are purported to be brought on behalf of large numbers of individuals for damages allegedly caused by smoking. Ten of these cases are pending against Lorillard. In Schwab v. Philip Morris USA, Inc., et al., a Class Action Case pending against Lorillard, the court has certified a nationwide class composed of purchasers of “light” cigarettes. Lorillard is not a defendant in approximately 25 additional “lights” class actions that are pending against other cigarette manufacturers.

One of the cases pending against Lorillard, Engle, was certified as a class action prior to trial. Following trial, the class was ordered decertified by the Florida Supreme Court, which allowed the class members to proceed with individual cases. Approximately 800 of these Engle Progeny cases have been filed in which the claims of approximately 1,850 individual plaintiffs are asserted.

Reimbursement Cases. Reimbursement Cases are brought by or on behalf of entities who seek reimbursement of expenses incurred in providing health care to individuals who allegedly were injured by smoking. Plaintiffs in these cases have included the U.S. federal government, U.S. state and local governments, foreign governmental entities, hospitals or hospital districts, American Indian tribes, labor unions, private companies and private citizens. Three such cases are pending against Lorillard and other cigarette manufacturers in the United States and one such case is pending in Israel.

Included in this category is the suit filed by the federal government, United States of America v. Philip Morris USA, Inc., et al., that sought disgorgement of profits and injunctive relief. During 2005, an appellate court ruled that the government may not seek disgorgement of profits. During August 2006, the trial court issued its verdict and granted injunctive relief. The verdict did not award monetary damages. Please read the section entitled “—Reimbursement Cases” below.

Filter Cases. In addition to the above, Filter Cases are brought by individuals, including former employees of Lorillard, who seek damages resulting from their alleged exposure to asbestos fibers that were incorporated into filter material used in one brand of cigarettes manufactured by Lorillard for a limited period of time ending more than 50 years ago. Lorillard is a defendant in approximately 30 such cases.

Plaintiffs assert a broad range of legal theories in these cases, including, among others, theories of negligence, fraud, misrepresentation, strict liability, breach of warranty, enterprise liability (including claims asserted under the federal Racketeering Influenced and Corrupt Organizations Act (“RICO”)), civil conspiracy, intentional infliction of harm, injunctive relief, indemnity, restitution, unjust enrichment, public nuisance, claims based on antitrust laws and state consumer protection acts, and claims based on failure to warn of the harmful or addictive nature of tobacco products.

Plaintiffs in most of the cases seek unspecified amounts of compensatory damages and punitive damages, although some seek damages ranging into the billions of dollars. Plaintiffs in some of the cases seek treble damages, statutory damages, disgorgement of profits, equitable and injunctive relief, and medical monitoring, among other damages.

Conventional Product Liability Cases

Approximately 225 cases are pending against cigarette manufacturers in the United States Lorillard is a defendant in approximately 75 of these cases.

Since January 1, 2006, verdicts have been returned in five cases. Lorillard was not a defendant in any of these trials. Defense verdicts were returned in four of the five trials, while juries found in favor of the plaintiffs and awarded damages in the remaining case. The defendants are pursuing an appeal in this matter. In rulings addressing cases tried in earlier years, some appellate courts have reversed verdicts returned in favor of the plaintiffs while other judgments that awarded damages to smokers have been affirmed on appeal. Manufacturers have exhausted their appeals and have been required to pay damages to plaintiffs in nine individual cases in recent years. Punitive damages were paid to the smokers in three of the nine cases. Lorillard was not a party to these nine matters.

Lorillard is a defendant in two cases that are scheduled for trial in 2008. The trial dates are subject to change.

West Virginia Individual Personal Injury Cases

Approximately 730 cases are pending in a single West Virginia court in a consolidated proceeding known as West Virginia Individual Personal Injury Cases. Lorillard is a defendant in approximately 55 of the 730 cases.

The court has entered a trial plan that governs the cases, and the first phase of the consolidated trial is scheduled to begin during March 2008. Defendants have sought review of the trial plan by the U.S. Supreme Court.

During the third quarter of 2006 and the fourth quarter of 2007, Lorillard was dismissed from approximately 825 of the cases because those plaintiffs had not submitted evidence that they had smoked a Lorillard product. These dismissals are not final and it is possible some or all of these dismissals could be contested in subsequent appeals noticed by the plaintiffs.

Flight Attendant Cases

Approximately 2,625 Flight Attendant Cases are pending. Lorillard and three other cigarette manufacturers are the defendants in each of these matters. These suits were filed as a result of a settlement agreement by the parties, including Lorillard, in Broin v. Philip Morris Companies, Inc., et al. (Circuit Court, Miami-Dade County, Florida, filed October 31, 1991), a class action brought on behalf of flight attendants claiming injury as a result of exposure to environmental tobacco smoke. The settlement agreement, among other things, permitted the plaintiff class members to file these individual suits. These individuals may not seek punitive damages for injuries that arose prior to January 15, 1997.

The judges that have presided over the cases that have been tried have relied upon an order entered during October 2000 by the Circuit Court of Miami-Dade County, Florida. The October 2000 order has been construed by these judges as holding that the flight attendants are not required to prove the substantive liability elements of their claims for negligence, strict liability and breach of implied warranty in order to recover damages. The court further ruled that the trials of these suits are to address whether the plaintiffs’ alleged injuries were caused by their exposure to environmental tobacco smoke and, if so, the amount of damages to be awarded.

Lorillard has been a defendant in each of the eight flight attendant cases in which verdicts have been returned. Defendants have prevailed in seven of the eight trials. In the single trial decided for the plaintiff, the jury awarded $6 million in damages. The court, however, reduced this award to $500,000. This verdict, as reduced by the trial court, was affirmed on appeal and the defendants have paid the award. Lorillard’s share of the judgment in this matter, including interest, was approximately $60,000. In addition, Lorillard has paid its share of the attorneys’ fees, costs and interest awarded to the plaintiff’s counsel in this matter. In one of the seven cases in which a defense verdict was returned, the court granted plaintiff’s motion for a new trial and, following appeal, the case has been returned to the trial court for a second trial that has been scheduled for 2008. The six remaining cases in which defense verdicts were returned are concluded.

A trial date is scheduled in one of the flight attendant cases. Trial dates are subject to change.

Class Action Cases

Lorillard is a defendant in ten pending cases. In most of the pending cases, plaintiffs seek class certification on behalf of groups of cigarette smokers, or the estates of deceased cigarette smokers, who reside in the state in which the case was filed. One of the cases in which Lorillard is a defendant, Schwab v. Philip Morris USA, Inc., et al., is a purported national class action on behalf of purchasers of “light” cigarettes in which plaintiffs’ claims are based on defendants’ alleged RICO violations. Lorillard is not a defendant in approximately 25 additional class action cases in which plaintiffs assert claims on behalf of smokers or purchasers of “light” cigarettes. These cases are discussed below.

Cigarette manufacturers, including Lorillard, have defeated motions for class certification in a total of 35 cases, 13 of which were in state court and 22 of which were in federal court. Motions for class certification have also been ruled upon in some of the “lights” cases or in other class actions to which Lorillard was not a party. In some of these cases, courts have denied class certification to the plaintiffs, while classes have been certified in other matters.

The Engle Case. During 2006, the Florida Supreme Court issued rulings in the case of Engle v. R.J. Reynolds Tobacco Co., et al. (Circuit Court, Miami-Dade County, Florida, filed May 5, 1994) that affirmed the 2003 holding of an intermediate appellate court vacating the $145.0 billion punitive damages award, including approximately $16.3 billion against Lorillard. Prior to trial, Engle was certified as a class action on behalf of Florida residents, and survivors of Florida residents, who were injured or died from medical conditions allegedly caused by addiction to smoking. The Florida Supreme Court determined that the case could not proceed further as a class action and ordered decertification of the class.

The Florida Supreme Court’s 2006 decision also reinstated awards of actual damages to two of the three individuals whose claims were heard during the second phase of the Engle trial. These awards totaled approximately $3 million to one smoker and $4 million to the second, and bear interest at the rate of 10.0% per year. Both individuals have informed the court that they will not seek punitive damages. The court is expected to address the entry of judgment and an allocation of liability as to these two awards. Lorillard’s share of either of these verdicts, if any, has not been determined.

During October 2007, the U.S. Supreme Court denied defendants’ petition for review of the Florida Supreme Court’s holdings that permit members of the Engle class to rely upon the jury’s first-phase verdict. The Supreme Court subsequently rejected defendants’ petition for rehearing, and Engle has been returned to the trial court.

The Engle Agreement. Florida enacted legislation during the Engle trial that limited the amount of an appellate bond required to be posted in order to stay execution of a judgment for punitive damages in a certified class action. While Lorillard believed this legislation was valid and that any challenges to the possible application or constitutionality of this legislation by the Engle class would fail, Lorillard entered into an agreement with the plaintiffs during May 2001 in which it contributed $200 million to a fund held for the benefit of the Engle class members (the “Engle Agreement”). As a result, the class agreed to a stay of execution with respect to Lorillard on its punitive damages judgment until appellate review was completed, including any review by the U.S. Supreme Court. Final appellate review was completed in November 2007. The $200 million will continue to be maintained for the benefit of the members of the Engle class, with the court to determine how that fund will be allocated consistent with state rules of procedure. The Engle Agreement contained certain additional restrictions that no longer remain in force now that final appellate review has been completed.

Engle Progeny Cases. Plaintiffs are individuals who allege they or their decedents are members of the class that was decertified in Engle. A 2006 ruling by the Florida Supreme Court that ordered decertification of the class also permitted class members to file individual actions, including claims for punitive damages. The court further held that these individuals are entitled to rely on a number of the jury’s findings in favor of the plaintiffs in the first phase of the Engle trial.

Approximately 800 cases have been filed in various Florida courts by individuals who allege they were members of the Engle class. The claims of approximately 1,850 class members are asserted in these 800 cases because some suits are on behalf of multiple purported class members. The period for filing these cases expired during January 2008, but Florida law permits plaintiffs 120 days after a suit is initiated to effect service. As a result, the full number of Engle Progeny Cases is not yet known. One of these matters pending against Lorillard is set for trial in 2008. Trial dates are subject to change.

The Scott Case. Another class action pending against Lorillard is Scott v. The American Tobacco Company, et al. (District Court, Orleans Parish, Louisiana, filed May 24, 1996). During 1997, the court certified a class composed of certain cigarette smokers resident in the State of Louisiana who desire to participate in medical monitoring or smoking cessation programs and who began smoking prior to September 1, 1988, or who began smoking prior to May 24, 1996 and allege that defendants undermined compliance with the warnings on cigarette packages.

Trial in Scott was heard in two phases. In its July 2003 Phase I verdict, the jury rejected medical monitoring, the primary relief requested by plaintiffs, and returned sufficient findings in favor of the class to proceed to a Phase II trial on plaintiffs’ request for a state-wide smoking cessation program.

During May 2004, the jury awarded approximately $591 million to fund cessation programs for Louisiana smokers. The court subsequently awarded prejudgment interest. During February 2007, the Louisiana Court of Appeal reduced the amount of the award by approximately $327 million; struck the award of prejudgment interest, which totaled approximately $440 million as of December 31, 2006; and limited class membership to individuals who began smoking by September 1, 1988, and whose claims accrued by September 1, 1988. The Louisiana Court of Appeal has returned the case to the trial court, for further proceedings. During January 2008, the Louisiana Supreme Court denied plaintiffs’ and defendants’ separate petitions for review. Lorillard’s share of any judgment has not been determined. It is possible that post-judgment interest could be assessed on any award to the class that survives appeal. In the fourth quarter of 2007, Lorillard recorded a pretax provision of approximately $66 million for this matter.

The parties filed a stipulation in the trial court agreeing that an article of Louisiana law required that the amount of the bond for the appeal be set at $50 million for all defendants collectively. The parties further agreed that the plaintiffs have full reservations of rights to contest in the trial court the sufficiency of the bond on any grounds. The trial court entered an order setting the amount of the bond at $50 million for all defendants. Defendants collectively posted a surety bond in that amount, of which Lorillard secured 25%, or $13 million. While Lorillard believes the limitation on the appeal bond amount is valid as required by Louisiana law, in the event of a successful challenge the amount of the appeal bond could be set as high as 150% of the judgment and judicial interest combined. If such an event occurred, Lorillard’s share of the appeal bond has not been determined.

Other Class Action Cases. Two additional cases are pending against Lorillard in which motions for class certification were granted. In one of them, Brown v. The American Tobacco Company, Inc., et al. (Superior Court, San Diego County, California, filed June 10, 1997), a California court granted defendants’ motion to decertify the class. The class decertification order has been affirmed on appeal, but the California Supreme Court has agreed to hear the case. The class originally certified in Brown was composed of residents of California who smoked at least one of defendants’ cigarettes between June 10, 1993 and April 23, 2001 and who were exposed to defendants’ marketing and advertising activities in California. In the second case, Daniels v. Philip Morris, Incorporated, et al. (Superior Court, San Diego County, California, filed August 2, 1998), the court granted defendants’ motion for summary judgment during 2002 and dismissed the case. Both the California Court of Appeal and the California Supreme Court have affirmed Daniels’ dismissal. Plaintiffs have petitioned the U.S. Supreme Court to review Daniels, but the Court has not determined whether it will hear the case. Prior to granting defendants’ motion for summary judgment, the court had certified a class composed of California residents who, while minors, smoked at least one cigarette between April of 1994 and December 31, 1999 and were exposed to defendants’ marketing and advertising activities in California. It is possible that either or both of these class certification rulings could be reinstated as a result of the pending appeals.

As discussed above, other cigarette manufacturers are defendants in approximately 25 cases in which plaintiffs’ claims are based on the allegedly fraudulent marketing of “lights” or “ultra-lights” cigarettes. Classes have been certified in some of these matters. In one of the pending “lights” cases, Good v. Altria Group, Inc., et al., the U.S. Supreme Court announced during January 2008 that it will consider whether federal law bars plaintiffs from challenging statements authorized by the Federal Trade Commission about tar and nicotine yields that have been made in cigarette advertisements.

The Schwab Case. Lorillard is a defendant in one “lights” class action, Schwab v. Philip Morris USA, Inc., et al. (U.S. District Court, Eastern District, New York, filed May 11, 2004). Plaintiffs in Schwab base their claims on defendants’ alleged violations of the RICO statute in the manufacture, marketing and sale of “lights” cigarettes. Plaintiffs have estimated damages to the class in the hundreds of billions of dollars. Any damages awarded to the plaintiffs based on defendants’ violation of the RICO statute would be trebled. During September 2006, the court granted plaintiffs’ motion for class certification and certified a nationwide class action on behalf of purchasers of “light” cigarettes. During July 2007, the Second Circuit Court of Appeals heard defendants’ appeal of the class certification ruling. The court of appeals has prohibited activity before the trial court until the appeal is concluded.

Reimbursement Cases

Lorillard is a defendant in the three Reimbursement Cases that are pending in the U.S. and it has been named as a party to the case in Israel.

U.S. Federal Government Action—During August 2006, the U.S. District Court for the District of Columbia issued its final judgment and remedial order in the federal government’s reimbursement suit (United States of America v. Philip Morris USA, Inc., et al., U.S. District Court, District of Columbia, filed September 22, 1999). The verdict concluded a bench trial that began in September 2004. Lorillard, other cigarette manufacturers, two parent companies and two trade associations are defendants in this action.

In its 2006 verdict, the court determined that the defendants, including Lorillard, violated certain provisions of the RICO statute, that there was a likelihood of present and future RICO violations, and that equitable relief was warranted. The government was not awarded monetary damages. The equitable relief included permanent injunctions that prohibit the defendants, including Lorillard, from engaging in any act of racketeering, as defined under RICO; from making any material false or deceptive statements concerning cigarettes; from making any express or implied statement about health on cigarette packaging or promotional materials (these prohibitions include a ban on using such descriptors as “low tar,” “light,” “ultra-light,” “mild,” or “natural”); and from making any statements that “low tar,” “light,” “ultra-light,” “mild,” or “natural” or low-nicotine cigarettes may result in a reduced risk of disease. The final judgment and remedial order also requires the defendants, including Lorillard, to make corrective statements on their websites, in certain media, in point-of-sale advertisements, and on cigarette package “onserts” concerning: the health effects of smoking; the addictiveness of smoking; that there are no significant health benefits to be gained by smoking “low tar,” “light,” “ultra-light,” “mild,” or “natural” cigarettes; that cigarette design has been manipulated to ensure optimum nicotine delivery to smokers; and that there are adverse effects from exposure to secondhand smoke. If the final judgment and remedial order are not modified or vacated on appeal, the costs to Lorillard for compliance could exceed $10 million. Defendants have appealed to the U.S. Court of Appeals for the District of Columbia Circuit which has stayed the judgment and remedial order while the appeal is proceeding. The government also has noticed an appeal from the final judgment. While trial was underway, the District of Columbia Court of Appeals ruled that plaintiff may not seek disgorgement of profits, but this appeal was interlocutory in nature and could be reconsidered in the present appeal. Prior to trial, the government had estimated that it was entitled to approximately $280.0 billion from the defendants for its disgorgement of profits claim. In addition, the government sought during trial more than $10.0 billion for the creation of nationwide smoking cessation, public education and counter-marketing programs. In its 2006 verdict, the trial court declined to award such relief. It is possible that these claims could be reinstated on appeal.

Settlement of State Reimbursement Litigation

On November 23, 1998, Lorillard and the other Original Participating Manufacturers entered into the MSA with 46 states, the District of Columbia, the Commonwealth of Puerto Rico, Guam, the U.S. Virgin Islands, American Samoa and the Commonwealth of the Northern Mariana Islands to settle the asserted and unasserted health care cost recovery and certain other claims of those states. These settling entities are generally referred to as the Settling States. The Original Participating Manufacturers had previously settled similar claims brought by Mississippi, Florida, Texas and Minnesota, which together with the MSA are referred to in this Information Statement as the State Settlement Agreements.

The State Settlement Agreements provide that the agreements are not admissions, concessions or evidence of any liability or wrongdoing on the part of any party, and were entered into by the Original Participating Manufacturers to avoid the further expense, inconvenience, burden and uncertainty of litigation.

From time to time, lawsuits have been brought against Lorillard and the Other Participating Manufacturers, or against one or more of the states, challenging the validity of the MSA on certain grounds, including as a violation of the antitrust laws. Lorillard is a defendant in one such case, which has been dismissed by the trial court but has been appealed by the plaintiffs. Lorillard understands that additional such cases are proceeding against other defendants.

Lorillard believes that the State Settlement Agreements will materially adversely affect its cash flows and operating income in future years. The degree of the adverse impact will depend, among other things, on the rates of decline in domestic cigarette sales in the premium price and discount price segments, Lorillard’s share of the domestic premium price and discount price cigarette segments, and the effect of any resulting cost advantage of manufacturers not subject to significant payment obligations under the State Settlement Agreements.

Please read the sections entitled “Management’s Discussion and Analysis of Lorillard’s Financial Condition and Results of Operations—State Settlement Agreements” beginning on page 35 and Note 9 to Lorillard’s Consolidated Financial Statements beginning on page F-19.

Filter Cases

In addition to the above, claims have been brought against Lorillard by individuals who seek damages resulting from their alleged exposure to asbestos fibers that were incorporated into filter material used in one brand of cigarettes manufactured by Lorillard for a limited period of time ending more than 50 years ago. Approximately 30 such matters are pending against Lorillard. Since January 1, 2006, Lorillard has paid, or has reached agreement to pay, a total of approximately $9 million in payments of judgments and settlements to finally resolve approximately 40 claims. No such cases have been tried since January 1, 2006. Trial dates are scheduled in some of the pending cases. Trial dates are subject to change.

Tobacco-Related Antitrust Cases

Please read Note 9 to Lorillard’s consolidated financial statements beginning on page F-19.

Defenses

Lorillard believes that it has valid defenses to the cases pending against it. Lorillard also believes it has valid bases for appeal should any adverse verdicts be returned against it. While Lorillard intends to defend vigorously all tobacco products liability litigation, it is not possible to predict the outcome of any of this litigation. Litigation is subject to many uncertainties. Plaintiffs have prevailed in several cases, as noted above. It is possible that one or more of the pending actions could be decided unfavorably as to Lorillard or the other defendants. Lorillard may enter into discussions in an attempt to settle particular cases if it believes it is appropriate to do so.

Lorillard cannot predict the outcome of pending litigation. Some plaintiffs have been awarded damages from cigarette manufacturers at trial. While some of these awards have been overturned or reduced, other damages awards have been paid after the manufacturers have exhausted their appeals. These awards and other litigation activities against cigarette manufacturers continue to receive media attention. In addition, health issues related to tobacco products also continue to receive media attention. It is possible, for example, that the 2006 verdict in United States of America v. Philip Morris USA, Inc., et al., which made many adverse findings regarding the conduct of the defendants, including Lorillard, could form the basis of allegations by other plaintiffs or additional judicial findings against cigarette manufacturers. The 2006 decision by the Florida Supreme Court in Engle has led to the filing of many additional new cases against cigarette manufacturers, including Lorillard. These events could have an adverse affect on the ability of Lorillard to prevail in smoking and health litigation and could influence the filing of new suits against Lorillard. Lorillard also cannot predict the type or extent of litigation that could be brought against it and other cigarette manufacturers in the future.

Except for the impact of the State Settlement Agreements and Scott as described above, management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of material pending litigation and, therefore, no material provision has been made in the Consolidated Financial Statements for any unfavorable outcome. It is possible that Lorillard’s results of operations or cash flows in a particular quarterly or annual period or its financial position could be materially adversely affected by an unfavorable outcome or settlement of certain pending litigation.

Other

Lorillard is also party to other litigation arising in the ordinary course of its business. The outcome of this other litigation will not, in the opinion of Lorillard’s management, materially affect Lorillard’s results of operations or equity.

Lorillard and each of its subsidiaries will agree in the Separation Agreement to indemnify Loews and its officers, directors, employees and agents against all costs and expenses arising out of third party claims (including, without limitation, attorneys’ fees, interest, penalties and costs of investigation or preparation for defense), judgments, fines, losses, claims, damages, liabilities, taxes, demands, assessments and amounts paid in settlement based on, arising out of or resulting from, among other things, the ownership or the operation of Lorillard’s and its subsidiaries’ assets and properties, and the operation or conduct of Lorillard’s and its subsidiaries’ businesses at any time prior to or following the Separation (including with respect to any products liability claims). Please read the section entitled “Relationship Between Lorillard And Loews—Lorillard’s Relationship with Loews After the Separation—Separation Agreement—Indemnification Provisions” beginning on page 57.

Loews is a defendant in four pending product liability cases. One of these is a Reimbursement Case in Israel, while the three other cases are on file in U.S. courts. One of the cases pending against Loews in the U.S. is a Conventional Product Liability Case, while the two other suits are Class Action Cases. Lorillard also is a defendant in each of the four product liability cases in which Loews is involved. Pursuant to the Separation Agreement, Lorillard will be required to indemnify Loews for the amount of any losses and any legal or other fees in respect of such cases.

RELATIONSHIP BETWEEN LORILLARD AND LOEWS

Lorillard’s Relationship with Loews Prior to the Separation

Services Agreements

Lorillard and Loews are parties to individual services agreements pursuant to which certain administrative, technical and ministerial services are provided by Loews to Lorillard, including assistance with cash management and the investment of financial assets, the cost of which is immaterial to Loews, and internal auditing services, which are provided at a charge approximating cost. Lorillard was charged approximately $800,000, $600,000, and $700,000 for these support functions during the years ended December 31, 2006, 2005, and 2004, respectively.

Employee Benefit Plans

Certain tax-qualified employee benefit plans sponsored by Lorillard, Loews and certain of Loews’s other subsidiaries have deposited their financial assets into a single custody account maintained by                     , as custodian. The management of the assets in this custody account is directed by the trustees of each plan. Loews’s investment department provides the trustees of each plan with investment management services in connection with these assets. Following the Redemption, the assets in the tax-qualified employee benefit plans sponsored by Lorillard are expected to be moved into a separate custody account, and Loews’s investment department will no longer provide investment services to Lorillard-sponsored benefit plans.

Dividends

In 2006 and 2007, Lorillard paid aggregate dividends of $783 million and $1,170 million, respectively, to Loews, all of which was allocated by Loews in accordance with Loews’s certificate of incorporation.

Lorillard’s Relationship with Loews After the Separation

In connection with the Separation, Lorillard will enter into a Separation Agreement with Loews, which will become effective on the Redemption Date.

Separation Agreement

Indemnification Provisions

Lorillard and each of its subsidiaries will agree to indemnify Loews and its officers, directors, employees and agents against all costs and expenses arising out of third party claims (including, without limitation, attorneys’ fees, interest, penalties and costs of investigation or preparation for defense), judgments, fines, losses, claims, damages, liabilities, taxes, demands, assessments and amounts paid in settlement based on, arising out of or resulting from:

•

the ownership or the operation of Lorillard’s or any of its subsidiaries’ assets and properties, and the operation or conduct of Lorillard’s or any of its subsidiaries’ businesses at any time prior to or following the Separation (including with respect to any smoking and health claims and litigation);

•	certain tax matters, as discussed below in “Tax Allocation Provisions”;

•	any other activities in which Lorillard or any of its subsidiaries engage;

•	any action or omission of Lorillard or any of its subsidiaries (or any successor entity) that causes the Separation to become taxable to Loews;

•	any breach by Lorillard or any of its subsidiaries of the Separation Agreement;

•	any other acts or omissions by Lorillard or any of its subsidiaries arising out of the performance of its obligations under the Separation Agreement;

•

misstatements in or omissions from the registration statement of which this Information Statement forms a part, other than misstatements or omissions made in reliance on information relating to and furnished by Loews for use in the preparation of such registration statement; and

•	any losses resulting from the receipt of any such indemnity payment.

The indemnification obligations of Lorillard and each of its subsidiaries (including the indemnification obligations described in “—Tax Allocation Provisions” below) will be binding on their successors. Neither Lorillard nor any of its subsidiaries will be permitted to merge, consolidate or transfer or convey all or a significant portion of their respective properties or assets unless the resulting entity, transferee or successor expressly agrees in writing to be bound by these indemnification obligations. Shares of capital stock of Lorillard Licensing Company, LLC, the owner of Lorillard’s trademarks, or any interest in the intellectual property owned by Lorillard Licensing Company, LLC, will be deemed a “significant portion” for purposes of the foregoing.

The Separation Agreement will also provide that Loews will indemnify Lorillard and its officers, directors, employees and agents against losses (including, but not limited to, litigation matters and other claims) based on, arising out of or resulting from:

•	any activity that Loews and its subsidiaries (other than Lorillard) engage in;

•	any breach by Loews of the Separation Agreement;

•	any other acts or omissions by Loews arising out of the performance of its obligations under the Separation Agreement; and

•

misstatements in or omissions from the registration statement of which this Information Statement forms a part, but only with respect to misstatements or omissions made in reliance on information relating to and furnished by Loews for use in the preparation of such registration statement.

Tax Allocation Provisions

Loews and Lorillard are parties to a federal income tax allocation agreement, which generally provides for the filing of consolidated federal income tax returns, the allocation of federal income tax liabilities between Loews and Lorillard, the conduct of tax audits and various related matters. The tax allocation agreement governs these tax-related matters for taxable periods ending on or before the Redemption Date.

Following the Redemption, Lorillard will no longer be included in Loews’s consolidated group for federal income tax purposes. In connection with the Redemption, Loews and Lorillard will enter into a new tax allocation arrangement, the provisions of which will be included in the Separation Agreement, pursuant to which Lorillard will indemnify Loews for tax liabilities that are allocated to Lorillard and its subsidiaries for taxable periods ending on or before the Redemption Date. The amount of federal income taxes allocated to Lorillard for such periods is generally equal to the federal income taxes that would have been payable by Lorillard during such periods if Lorillard had filed separate consolidated returns with its own subsidiaries. In addition, with respect to periods in which Lorillard and its subsidiaries have been included in Loews’s consolidated group, Loews will indemnify Lorillard and its subsidiaries with respect to the tax liability of the members of the Loews consolidated group other than Lorillard and its subsidiaries. After the Redemption, Lorillard will have the right to be notified of and participate in tax matters for which it is financially responsible under the terms of the Separation Agreement, though Loews will generally control such matters.

The Separation Agreement will impose restrictions on Lorillard’s ability to engage in certain significant corporate transactions, for a period of two years, that could cause the Separation to become taxable to Loews. Lorillard, however, may undertake any such action if it first obtains a supplemental ruling from the IRS or an unqualified tax opinion of a nationally recognized law firm, in either case in form and substance reasonably acceptable to Loews, to the effect that the proposed transaction would not adversely affect the tax-free nature of the Separation. Moreover, the Separation Agreement will require Lorillard and each of its subsidiaries (and any successor entity) to indemnify Loews for any losses resulting from any action or omission by Lorillard that causes the Separation to become taxable and any losses resulting from the receipt of any such indemnity payment. This indemnification obligation will apply regardless of whether the action is restricted as described above, or whether Lorillard or a potential acquirer obtains a supplemental ruling or an opinion of counsel.

The Separation Agreement will further provide for cooperation between Lorillard and Loews with respect to additional tax matters, including the exchange of information and the retention of records which may affect the income tax liability of the parties to the Separation Agreement.

MANAGEMENT

Directors and Executive Officers

Name	Age	Title
Martin L. Orlowsky	66	Chairman, President and Chief Executive Officer
David H. Taylor	52	Director and Executive Vice President, Finance and Planning
Ronald S. Milstein	51	Director, Senior Vice President, Legal and External Affairs, General Counsel and Secretary
Charles E. Hennighausen	53	Executive Vice President, Production Operations
Randy B. Spell	56	Executive Vice President, Marketing and Sales
Thomas R. Staab	65	Senior Vice President, Chief Financial Officer and Treasurer

Martin L. Orlowsky is the Chairman, President and Chief Executive Officer of Lorillard. He has served as President and Chief Executive Officer of Lorillard since January of 1999 and added the Chairman’s position in January 2001. Previously, he served as President and Chief Operating Officer and prior to this position he was Executive Vice President, Marketing & Sales. He has been with Lorillard since 1990.

David H. Taylor is a Director and the Executive Vice President, Finance and Planning of Lorillard. Mr. Taylor joined Lorillard, and was elected to its board of directors in January 2008. Prior to joining Lorillard, Mr. Taylor was a Senior Managing Director with FTI Palladium Partners, a firm specializing in providing interim management services. In that capacity, he served as Interim Chief Financial Officer of Eddie Bauer Holdings, Inc. from January 2006 to November 2007. Prior to joining FTI Palladium Partners, from 2002 to 2005, Mr. Taylor served as Executive Vice President and Chief Financial Officer of Guilford Mills, Inc.

Ronald S. Milstein is a Director and the Senior Vice President, Legal and External Affairs, General Counsel and Secretary of Lorillard and has served in the same executive positions with Lorillard since 2000. He was elected to Lorillard’s board of directors in January 2008. Mr. Milstein has been with Lorillard since 1996.

Charles E. Hennighausen is the Executive Vice President, Production Operations of Lorillard. Mr. Hennighausen has served in the same position since he joined Lorillard in 2002. Prior to joining Lorillard, Mr. Hennighausen served as Senior Vice President, Operations and Product Supply at Con Agra Frozen & Prepared Foods for three years. He also served in a number of operations management positions with the Campbell Soup Company.

Randy B. Spell is the Executive Vice President, Marketing and Sales of Lorillard and has served in the same position with Lorillard since 1999. Previously, Mr. Spell served as Senior Vice President, Sales for four years and prior to that, as Vice President, Sales for one year. Mr. Spell has been with Lorillard since 1977.

Thomas R. Staab is the Senior Vice President, Chief Financial Officer and Treasurer of Lorillard. He has served as Senior Vice President and Chief Financial Officer with Lorillard since he joined Lorillard in 1998. Mr. Staab became Treasurer of Lorillard in January 2008.

Prior to the Redemption, Lorillard intends to increase the number of directors serving on its board, and to fill such vacancies with additional directors who are independent of Lorillard in order to meet the independence requirements of the SEC and the New York Stock Exchange.

Composition of the Board of Directors; Classes of Directors

Lorillard’s certificate of incorporation provides that the board of directors will be classified with approximately one-third elected each year. The number of directors will be fixed from time to time by a majority of the total number of directors which Lorillard would have at the time such number is fixed if there were no vacancies. The directors will be divided into three classes, designated class I, class II and class III. Each class will consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire board of directors. The initial division of the board of directors into classes will be made by the decision of a majority of the entire board of directors. The term of the initial class I directors will terminate on the date of the 2009 annual meeting of stockholders; the term of initial class II directors will terminate on the date of the 2010 annual meeting of stockholders; and the term of initial class III directors will terminate on the date of the 2011 annual meeting of stockholders. At each annual meeting of stockholders beginning in 2009, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term.

In addition, if the number of directors is changed, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class will hold office for a term that will coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director. The board of directors has the sole authority to fill any vacancy on the board of directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise. Lorillard’s certificate of incorporation will also provide that directors may be removed only for cause at a meeting of stockholders at which a quorum is present by the affirmative vote of at least two-thirds of the votes entitled to be cast thereon. Any amendment to the provisions of Lorillard’s certificate of incorporation described in this paragraph requires the affirmative vote of at least 66 2/3% of the votes entitled to be cast on such matter.

Committees of Lorillard’s Board of Directors

Prior to the completion of this Separation and in accordance with the rules of the SEC and the New York Stock Exchange, Lorillard’s board of directors will establish the following committees: Audit, Compensation and Nominating and Governance. The membership and function of each committee is described below.

Audit Committee

Lorillard expects that its Audit Committee will be composed of three individuals, each of whom will be independent under applicable independence standards of the New York Stock Exchange and the Exchange Act. The Audit Committee will be responsible for the oversight of the integrity of Lorillard’s consolidated financial statements, its system of internal control over financial reporting, its risk management, the qualifications and independence of its independent registered accounting firm, the performance of its internal auditor and independent auditor and its compliance with legal and regulatory requirements. The Audit Committee will also have the sole authority and responsibility to select, determine the compensation of, evaluate and, when appropriate, replace Lorillard’s independent auditor. Lorillard expects that at least one of its Audit Committee members will qualify as an “audit committee financial expert,” as such term is defined in the regulations under the Exchange Act.

Nominating and Corporate Governance Committee

Lorillard expects that its Nominating and Governance Committee will be composed of three individuals, each of whom will be independent under applicable independence standards of the New York Stock Exchange. The Nominating and Governance Committee will be responsible for identifying and recommending candidates for election to Lorillard’s board of directors and each committee of its board of directors, and developing and recommending a set of corporate governance principles to the Board.

Compensation Committee

Lorillard expects that its compensation committee (the “Compensation Committee”) will be composed of three individuals, each of whom will be independent under applicable independence standards of the New York Stock Exchange. The Compensation Committee is responsible for annually reviewing and approving the corporate goals and objectives relevant to the compensation of the Chief Executive Officer and evaluating his or her performance in light of these goals; determining the compensation of Lorillard’s executive officers and other appropriate officers; reviewing and reporting to the board of directors on compensation of directors and board committee members; and administering Lorillard’s incentive and equity-based compensation plans.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee have not yet been appointed.

Compensation Discussion and Analysis

The objective of Lorillard’s executive compensation program is to attract and retain highly qualified senior executive officers and provide motivation to ensure a high level of performance. To meet this objective, Lorillard established a compensation program for senior executive officers which combines base salary, cash incentives, stock-based awards and benefits. Lorillard’s compensation program has been administered by the board of directors of Lorillard Tobacco Company, a wholly owned subsidiary of Lorillard (the “LTC Board”). Following the Separation, the Compensation Committee, which will be established in connection with the Separation, will assume responsibility for the administration of Lorillard’s executive compensation program. Lorillard expects that the Compensation Committee will administer Lorillard’s executive compensation program consistent with past practice.

In establishing Lorillard’s compensation program, the LTC Board considered a number of factors, including:

•	the executive compensation programs and market practices of large, non-durable consumer goods companies;

•	national surveys of executive compensation and other materials;

•	recommendations of external compensation and benefits consultants; and

•	Lorillard’s historical compensation practices.

Peer companies were selected on the basis of similar operating characteristics and products, specifically non-durable consumer goods companies. Lorillard anticipates that the Compensation Committee will periodically evaluate the appropriateness of the size and composition of this group of peer companies. The companies comprising the 2007 peer group are as follows:

•	Anheuser-Busch Companies Inc.

•	Campbell Soup Company

•	The Clorox Company

•	The Coca-Cola Company

•	Colgate-Palmolive Company

•	ConAgra Foods, Inc.

•	The Hershey Company

•	Kellogg Company

•	RAI

The principal components of compensation for Lorillard’s Chief Executive Officer, principal financial officer and three other most highly compensated executive officers in the last fiscal year (the “Named Executive Officers”) are:

•	base salary;

•	annual incentive compensation awards;

•	stock-based awards; and

•	other benefits.

Base Salary. Lorillard pays base salaries in order to attract and retain leadership talent and to provide a competitive basis of compensation that recognizes the skills and experience of the executive relative to the responsibilities of the position. Except for the Chief Executive Officer, market practices and compensation surveys were used to construct base salary ranges for the Named Executive Officers based on position and responsibility. National executive compensation salary surveys and published proxy information for the comparison group of peer organizations provide the basis and rationale to establish base salary range midpoints. The minimum and maximum of the range were set at 75% and 125% of the midpoint respectively. This standard grade range spread of 50 percentage points provided a market relevant base salary range with salary growth potential. The midpoint of each salary range was typically positioned at the 50th percentile of market practice, with some deviation from the midpoint due to specific factors applicable to each executive, such as seniority, experience level, scope of responsibility, or a unique combination of functional responsibilities. The Chief Executive Officer’s base salary is set forth in an employment agreement which was approved by the LTC Board and is described below under the caption “—Employment Agreement.”

The base salary for Named Executive Officers was primarily based upon a review of the following considerations:

•	comparative data provided by external data sources received from recognized executive compensation management and consulting firms;

•	performance of the executive, and

•	a review and analysis of the executive’s compensation, both on an absolute level and relative to other executive officers based on his responsibilities and strategic corporate achievement.

Base salary adjustments for Named Executive Officers are initiated by a periodic performance appraisal process. The frequency of such reviews is determined by the executive’s position-in-range and occurs within a 13 to 18 month cycle. The review process seeks to provide an assessment of each executive’s performance against the duties and responsibilities for the specific position and results in an overall performance rating in one of five rating categories. A specified base salary adjustment rate corresponds to each of the five rating categories. The lowest two ratings categories “fails to meet standards”’ and “needs improvement to meet standards”’ provide no base salary increase. The ratings categories “fully meets standards,” “exceeds standards” and “far exceeds standards” provide for 4.3%, 6.2% and 8.7% increases to base salary, respectively.

Annual Incentive Compensation Awards. Lorillard’s incentive compensation plan ensures that a significant portion of a Named Executive Officer’s annual compensation is at risk and dependent upon Lorillard’s attainment of pre-determined profit and unit volume objectives and individual performance measures intended to align the executive’s interests with shareholder interests. For the 2007 performance period, Lorillard determined that 50% of each annual incentive award would be based on, and divided equally between, Lorillard’s profit and unit volume performance as compared with pre-established performance goals. These measures are used because the Chief Executive Officer believes they reflect the performance criteria that are most directly correlated to increasing enterprise value. Achievement of individual performance criteria accounted for the remaining 50% of the target incentive opportunity in 2007. Individual performance is measured in terms of each Named Executive Officer’s achievement of three criteria that are determined in advance each January by the Named Executive Officer and approved by the Chief Executive Officer.

The maximum incentive payment target for all Named Executive Officers (excluding the Chief Executive Officer) was 50% of base salary in 2007. The percentage was designed to establish a significant incentive and provide motivation toward achieving expected Lorillard results. The incentive payment target for the Chief Executive Officer is approved by the LTC Board and set forth in an employment agreement. A description of the agreement is under the caption “—Employment Agreement.” Individual performance in the achievement of specific criteria may be paid at less than the maximum incentive target levels and no incentive payment will be earned if less than 80% of the combined (both company and individual) performance criteria are not achieved.

The Chief Executive Officer evaluates to what degree company and individual performance criteria were met. Lorillard achieved profit and unit volume objectives for 2007 and each Named Executive Officer achieved his individual performance criteria so that the payment awarded to each Named Executive Officer under the incentive compensation plan was at the maximum incentive target established under the plan.

The award under this plan for each of the Named Executive Officers is included in the column entitled “Bonus” in the Summary Compensation Table. Although in 2007 there was a subjective component involved in assessing whether individual performance criteria were met, the Chief Executive Officer and the LTC Board determined these payments using established performance objectives. The terms and conditions of future awards, including the establishment of performance targets, and the assessment of goal achievement, will be determined by the Compensation Committee following completion of the Separation.

Stock-based awards. The third principal element of Lorillard’s compensation program for Named Executive Officers is a stock-based awards program pursuant to which grants are made in the form of SARs (the “Stock Option Plan”). Since Carolina Group Stock is a class of stock of Loews, the Stock Option Plan is currently administered by Loews’s compensation committee. Prior to the Separation, the Stock Option Plan will be adopted by Lorillard and will become a Lorillard plan, which will be administered by the Compensation Committee and all outstanding awards will be exercisable into Lorillard Common Stock with the same terms and conditions as existing awards.

SAR awards generally vest 25% per year over a period of four years and have a term of ten years. As a result, these awards recognize performance over a longer term than annual incentive compensation and encourage executives to continue their employment with Lorillard. The value of each SAR is directly linked to the amount of appreciation in the price of Carolina Group Stock from the date of grant. These awards are non-transferable and have no value if Carolina Group’s stock price does not rise from the date of grant. All of these elements further serve to align the executive’s interest with that of the enterprise.

Since the establishment of the Stock Option Plan in 2002, the number of stock options or SARs awarded to Named Executive Officers each year has remained relatively constant and the total number of stock-based awards issued to other executives and employees has increased only modestly during this period. Stock-based award levels are determined primarily by an individual’s salary grade level. In 2007, the number of SARs was equal to the number of SARs granted in previous years, based on the recommendation of Lorillard’s Chief Executive Officer.

The amount of stock-based awards is determined in January of each year and grants are made in four equal installments in January, March, June and September. Each grant is made at an exercise or strike price equal to the average of the high and low sales price of Carolina Group Stock on the trading day immediately preceding the date of grant. Lorillard believes that this practice is fair and reasonable both to the individual executive and to Lorillard since it minimizes the impact that any particular event could have on the exercise or strike price of awards.

In 2006, the Stock Option Plan was amended to provide for the grant of SARs, and since such time only SARs have been awarded. This change was made to reduce the potential for stockholder dilution, as the maximum number of shares issuable upon the exercise of SARs is less than the number of shares issuable upon the exercise of an equivalent number of stock options. The value of the award to the Named Executive Officer is not impacted by this change.

Other benefits. The Named Executive Officers (excluding the Chief Executive Officer) participate in the Senior Executive Severance Plan, as further described below. Lorillard provides the same benefits to Named Executive Officers as for substantially all of its salaried employees. In addition to the qualified and non-qualified pension plans described below, Lorillard offers an employees savings plan under Section 401(k) of the Code and medical and other welfare benefits.

Impact of tax treatment on compensation policies. No Lorillard executive is subject to Section 162(m) of the Code. For this reason, currently there is no policy in place to address Section 162(m) compliance. Section 162(m) of the Code limits the deductibility of compensation paid to Named Executive Officers for federal income tax purposes to $1 million per year to each Named Executive Officer, unless such compensation is considered to be performance based. Lorillard anticipates that, once constituted, the Compensation Committee will address Section 162(m) compliance and provide direction to implement Lorillard’s compensation strategy for the Named Executive Officers.

2007 Summary Compensation Table

The following table below sets forth the 2007 compensation of Lorillard’s Named Executive Officers.

	Year	Salary	Bonus(1)	Stock Option/ SAR Awards(2)	Changes in Pension Value and Nonqualified Deferred Compensation Earnings(3)	All Other Compensation(4)	Total
Martin L. Orlowsky Chairman, President & Chief Executive Officer	2007	$1,997,477	$1,100,000	$386,933	$724,670	$874,313	$5,083,393

Thomas R. Staab Senior Vice President, Chief Financial Officer	2007	537,874	281,185	127,197	86,620	12,579	1,046,455

Randy B. Spell Executive Vice President, Marketing and Sales	2007	545,419	271,123	127,197	207,929	179,411	1,331,079

Charles E. Hennighausen Executive Vice President, Production Operations	2007	544,037	279,992	127,197	65,506	9,000	1,025,732

Ronald S. Milstein Senior Vice President, General Counsel, External Affairs and Secretary	2007	551,116	291,012	119,608	102,070	33,441	1,097,347

(1)	Except for the Chief Executive Officer, these amounts represent awards under Lorillard’s incentive compensation plan. However, the plan did not meet the criteria as an incentive plan. The amount paid to the Chief Executive Officer represents awards granted pursuant to the terms of his employment agreement.

(2)	These amounts represent the amount of compensation recognized for financial statement reporting purposes for 2007, in accordance with FAS 123(R) associated with Stock Option Plan awards granted in 2007. Assumptions used in the calculation of these amounts are included in Note 8 to Lorillard’s Consolidated Financial Statements beginning on page F-13.
(3)	These amounts represent the actuarial increase in the present value of each Named Executive Officer’s pension benefit under Lorillard’s retirement plans and the Chief Executive Officer’s supplemental retirement agreement as of December 31, 2007 over the value of those benefits as of December 31, 2006, all as determined using the same interest rate and other assumptions as those used in Lorillard’s financial statements. Assumptions used in the calculations of these amounts are included in Note 8 to Lorillard’s Consolidated Financial Statements beginning on page F-13.
(4)	These amounts include insurance policy premiums for Messrs. Orlowsky, Spell and Milstein in the amounts of $846,000, $162,995, and $20,000, respectively. The insurance program was closed to participants prior to Messrs. Staab and Hennighausen vesting for benefits under the plan. The amount shown also includes annual cash received and not used to purchase medical and other welfare benefits (Messrs. Orlowsky, Staab, Spell and Milstein in the amounts of $19,313, $3,579, $7,415, and $4,441, respectively). The amounts also include $9,000 for each Named Executive Officer representing Lorillard’s matching contribution to the Lorillard Tobacco Company Employees Savings Plan.

2007 Grants of Plan-Based Awards

The following table shows information regarding awards granted to each of Lorillard’s Named Executive Officers under the Stock Option Plan during the year ended December 31, 2007.

Name	Grant Date	Approval Date	All Other Option/SAR Awards; Number of Securities Underlying Stock Options/SARs(1)	Exercise or Base Price of Stock Options/SAR Awards(2)	Closing Market Price on Date of Grant	Grant Date Fair Value of Stock and Stock Option/SAR Awards(3)
Martin L. Orlowsky	1/9/2007	1/9/2007	10,000	$64.86	$66.05	$136,984
	3/30/2007	1/9/2007	10,000	75.20	75.61	155,769
	6/29/2007	1/9/2007	10,000	77.79	77.27	171,523
	9/28/2007	1/9/2007	10,000	80.78	82.23	205,152

Thomas R. Staab	1/9/2007	1/9/2007	3,250	64.86	66.05	44,520
	3/30/2007	1/9/2007	3,250	75.20	75.61	50,625
	6/29/2007	1/9/2007	3,250	77.79	77.27	55,745
	9/28/2007	1/9/2007	3,250	80.78	82.23	66,674

Randy B. Spell	1/9/2007	1/9/2007	3,250	64.86	66.05	44,520
	3/30/2007	1/9/2007	3,250	75.20	75.61	50,625
	6/29/2007	1/9/2007	3,250	77.79	77.27	55,745
	9/28/2007	1/9/2007	3,250	80.78	82.23	66,674

Charles E. Hennighausen	1/9/2007	1/9/2007	3,250	64.86	66.05	44,520
	3/30/2007	1/9/2007	3,250	75.20	75.61	50,625
	6/29/2007	1/9/2007	3,250	77.79	77.27	55,745
	9/28/2007	1/9/2007	3,250	80.78	82.23	66,674

Ronald S. Milstein	1/9/2007	1/9/2007	3,250	64.86	66.05	44,520
	3/30/2007	1/9/2007	3,250	75.20	75.61	50,625
	6/29/2007	1/9/2007	3,250	77.79	77.27	55,745
	9/28/2007	1/9/2007	3,250	80.78	82.23	66,674

(1)	These amounts represent awards of SARs granted under the Stock Option Plan. In accordance with its practice, in 2007 Loews’s Compensation Committee established an annual award in January authorizing the grant of SARs in four equal installments over the following year.
(2)	The exercise price per share was calculated in accordance with the Stock Option Plan by averaging the high and low sales prices of the Carolina Group stock as traded on the New York Stock Exchange on the business day immediately preceding the grant date.
(3)	The Grant Date value is calculated in accordance with the provisions of FAS 123(R) using the Black-Scholes option valuation methodology. Assumptions used in the calculations of these amounts are included in Note 8 to Lorillard’s Consolidated Financial Statements beginning on page F-13.

2007 Outstanding Equity Awards at Fiscal Year-End

The following table shows outstanding stock options and SARs granted to each Named Executive Officer under the Stock Option Plan. The securities reported were outstanding as of December 31, 2007. All awards with expiration dates prior to January 2016 represent stock options, and awards with expiration dates on or after January 2016 represent SARs.(1)

Name	Number of Securities Underlying Unexercised Stock Options/SARs Exercisable	Number of Securities Underlying Unexercised Stock Options/SARs Unexercisable	Stock Options/SAR Exercise Price	Stock Options/SAR Expiration Date
Martin L. Orlowsky	—	2,188	$25.49	1/16/2014
	—	2,188	26.79	1/16/2014
	—	2,188	24.53	1/16/2014
	—	2,188	23.90	1/16/2014
	—	5,000	32.09	1/20/2015
	—	5,000	32.63	1/20/2015
	—	5,000	32.86	1/20/2015
	—	5,000	39.25	1/20/2015
	—	7,500	46.25	1/31/2016
	—	7,500	47.86	1/31/2016
	—	7,500	51.64	1/31/2016
	—	7,500	55.35	1/31/2016
	—	10,000	64.86	1/9/2017
	—	10,000	75.20	1/9/2017
	—	10,000	77.79	1/9/2017
	—	10,000	80.78	1/9/2017

Randy B. Spell	—	813	25.49	1/16/2014
	—	813	26.79	1/16/2014
	—	813	24.53	1/16/2014
	—	813	23.90	1/16/2014
	—	1,625	32.09	1/20/2015
	—	1,625	32.63	1/20/2015
	—	1,625	32.86	1/20/2015
	—	1,625	39.25	1/20/2015
	812	2,438	46.25	1/31/2016
	812	2,438	47.86	1/31/2016
	812	2,438	51.64	1/31/2016
	812	2,438	55.35	1/31/2016
	—	3,250	64.86	1/9/2017
	—	3,250	75.20	1/9/2017
	—	3,250	77.79	1/9/2017
	—	3,250	80.78	1/9/2017

Thomas R. Staab	3,250	—	28.00	1/31/2012
	6,500	—	22.74	1/21/2013
	1,625	813	25.49	1/16/2014
	1,625	813	26.79	1/16/2014
	1,625	813	24.53	1/16/2014
	2,437	813	23.90	1/16/2014
	1,625	1,625	32.09	1/20/2015
	1,625	1,625	32.63	1/20/2015
	1,625	1,625	32.86	1/20/2015
	1,625	1,625	39.25	1/20/2015
	812	2,438	46.25	1/31/2016
	812	2,438	47.86	1/31/2016
	812	2,438	51.64	1/31/2016
	812	2,438	55.35	1/31/2016
	—	3,250	64.86	1/9/2017
	—	3,250	75.20	1/9/2017
	—	3,250	77.79	1/9/2017
	—	3,250	80.78	1/9/2017

Name	Number of Securities Underlying Unexercised Stock Options/SARs Exercisable	Number of Securities Underlying Unexercised Stock Options/SARs Unexercisable	Stock Options/SAR Exercise Price	Stock Options/SAR Expiration Date

Charles E. Hennighausen	—	813	25.49	1/16/2014
	—	813	26.79	1/16/2014
	—	813	24.53	1/16/2014
	—	813	23.90	1/16/2014
	—	1,625	32.09	1/20/2015
	—	1,625	32.63	1/20/2015
	—	1,625	32.86	1/20/2015
	—	1,625	39.25	1/20/2015
	812	2,438	46.25	1/31/2016
	812	2,438	47.86	1/31/2016
	812	2,438	51.64	1/31/2016
	812	2,438	55.35	1/31/2016
	—	3,250	64.86	1/9/2017
	—	3,250	75.20	1/9/2017
	—	3,250	77.79	1/9/2017
	—	3,250	80.78	1/9/2017

Ronald S. Milstein	—	625	25.49	1/16/2014
	—	625	26.79	1/16/2014
	—	625	24.53	1/16/2014
	—	625	23.90	1/16/2014
	—	1,250	32.09	1/20/2015
	—	1,250	32.63	1/20/2015
	—	1,250	32.86	1/20/2015
	—	1,250	39.25	1/20/2015
	—	2,438	46.25	1/31/2016
	—	2,438	47.86	1/31/2016
	—	2,438	51.64	1/31/2016
	—	2,438	55.35	1/31/2016
	—	3,250	64.86	1/9/2017
	—	3,250	75.20	1/9/2017
	—	3,250	77.79	1/9/2017
	—	3,250	80.78	1/9/2017

(1)	Each stock option and SAR granted to the Named Executive Officers and reported above vests and becomes exercisable with respect to 25% of its underlying securities per year over the first four years of its term, and has a term of ten years.

2007 Stock Option Exercises and Stock Vested Table

The following table sets forth information for each of the Named Executive Officers regarding the number of shares in aggregate acquired upon exercise of stock options and SARs during 2007 based on the closing price of shares on the exercise date.

Name	Number of Shares Acquired on Exercise	Value Realized on Exercise
Martin L. Orlowsky	28,434	$1,186,928
Randy B. Spell	22,750	1,196,441
Charles E. Hennighausen	12,186	523,713
Ronald S. Milstein	7,816	327,188

2007 Pension Benefits

The following table shows retirement benefits, accrued on behalf of each of Lorillard’s Named Executive Officers, through December 31, 2007 under Lorillard’s tax qualified, non-contributory defined benefit plan (“the “Pension Plan”) and the non-qualified Benefit Equalization Plan (the “BEP”).

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Plan Benefit
Martin L. Orlowsky	Pension Plan(1)	17.2	$438,380
	BEP(2)	17.2	3,707,452
	Supplemental Retirement Benefit(3)	11.8	2,714,101
Thomas R. Staab	Pension Plan(1)	9.3	238,408
	BEP(2)	9.3	344,863
Randy B. Spell	Pension Plan(1)	30.9	1,037,682
	BEP(2)	30.9	1,549,278
Charles E. Hennighausen	Pension Plan(1)	5.2	102,771
	BEP(2)	5.2	165,003
Ronald S. Milstein	Pension Plan(1)	11.5	208,588
	BEP(2)	11.5	334,550

(1)	These amounts represent the calculated pension value provided by the qualified retirement plan. Calculation: Average of five highest annual years of base salary (subject to IRS limits) over last ten years of service multiplied by 1.2% or 1.6% (depending on plan design at time of hire) multiplied by years of service.
(2)	These amounts represent the calculated pension value under the non-qualified benefits provided by the BEP.
(3)	This amount represents a one-time payment arrangement with Mr. Orlowsky provided by his employment agreement based on credited service of 11.833 years. This amount is considered to be paid under the BEP.

2007 Nonqualified Deferred Compensation

Prior to 2007, 50% of the annual incentive compensation award was subject to mandatory deferral, and was paid the following year. The table below shows the amount of annual incentive compensation awards (and earnings on such amounts) for services during fiscal year 2006 and distributed to the Named Executive Officers in 2007. During fiscal year 2007, Lorillard discontinued the practice of mandatory deferrals of a portion of the annual incentive compensation awards.

Name	Aggregate Earnings in 2007	Aggregate Withdrawals/ Distributions (1)	Aggregate Balance at December 1, 2007
Martin L. Orlowsky	$—	$—	$—
Thomas R. Staab	6,641	136,441	—
Randy B. Spell	6,936	142,497	—
Charles E. Henninghausen	6,589	135,380	—
Ronald S. Milstein	6,849	140,709	—

(1)	Includes aggregate earnings in 2007.

Senior Executive Severance Plan Benefits as of December 31, 2007

The table below shows each of the components and total amount of severance to be paid to Lorillard’s Named Executive Officers (except for Mr. Orlowsky) under the Senior Executive Severance Pay Plan assuming that they had terminated employment on December 31, 2007 in a manner that would entitle them to severance benefits under that plan.

Name	2 X Base Salary 2007	3 Years of COBRA with 35% Gross-up	Incentive Compensation Plan Payments(1)	Total
Thomas R. Staab	$1,128,738	$61,492	$282,185	$1,472,415
Randy B. Spell	1,178,840	62,225	294,710	1,535,775
Charles E. Hennighausen	1,119,966	62,225	279,992	1,462,183
Ronald S. Milstein	1,164,046	61,492	291,012	1,516,550

(1)	The incentive compensation plan payments represent 50% of the Named Executive Officer’s base salary on December 31, 2007.

Chief Executive Officer Severance Benefits as of December 31, 2007

The table below shows each of the components and total amount of severance to be paid to Mr. Orlowsky pursuant to his employment agreement assuming that he had terminated employment on December 31, 2007, in a manner that would entitle him to severance benefits under his employment agreement.

Name	Salary	Bonus	Supplemental Retirement Benefit	Total
Martin L. Orlowsky	$2,000,000	$1,100,000	$2,714,101	$5,814,101

2007 Lorillard Director Compensation

The table below presents compensation for directors of Lorillard during 2007. Except for Mr. Orlowsky, these individuals are not directors or employees of Lorillard Tobacco Company and do not participate in Lorillard Tobacco Company employee compensation or benefit programs.

Name	Fees Earned or Paid in Cash (1)
Gerard M. Byrne (2)	$24,000
Connie S. Linhart (2)	—
Martin L. Orlowsky	—

(1)	These amounts represent all fees earned for service as a director of Lorillard in 2007. Ms. Linhart received a salary as President and Treasurer of Lorillard equal to $31,491. Mr. Byrne, Vice President and Assistant Treasurer of Lorillard, was not paid as an officer of Lorillard. He was compensated for his service as a director of Lorillard in 2007.
(2)	On January 22, 2008, Mr. Byrne and Ms. Linhart resigned their positions as directors and officers of Lorillard, except that Ms. Linhart remains an Assistant Treasurer of Lorillard.

Securities Authorized for Issuance under the Stock Option Plan

The following table provides information as of December 31, 2007 for the Stock Option Plan.

	Number of securities to be issued upon exercise of outstanding stock options, warrants and rights	Weighted average exercise price of outstanding stock options warrants and rights	Number of securities remaining available for future issuance under plans (excluding securities reflected in the first column)
Stock Option Plan	628,328	$49.78	871,672

The Stock Option Plan

The Stock Option Plan was approved by Loews’s compensation committee and shareholders. Grants of stock options and SARs were approved by Loews’s compensation committee. Upon completion of the Separation, the Stock Option Plan will be adopted by Lorillard to provide for compensation in SARs and options to purchase Lorillard Common Stock rather than Carolina Group Stock, and all outstanding awards under the Stock Option Plan will be exercisable into Lorillard Common Stock rather than Carolina Group Stock. Accordingly, for purposes of the description below, the term “Lorillard” has been substituted for “Carolina Group.” The aggregate number of shares of Lorillard Common Stock for which options or SARs may be granted under the Stock Option Plan is 1,500,000 shares; and the maximum number of shares of Lorillard Common Stock with respect to which options or SARs may be granted to any individual in any calendar year is 200,000.

Plan Eligibility and Administration

The authority to control and manage the operation and administration of the Stock Option Plan will be vested in the Compensation Committee or such other committee of the board of directors may from time to time designate. The Compensation Committee has the authority and discretion to select from among the eligible grantees those persons who will receive stock options or SARs. Persons eligible to receive awards under the Stock Option Plan include any individual who is employed on a full-time or part-time basis by, or who serves as a consultant to, Lorillard or any of its subsidiaries and any non-employee director of Lorillard or any of its subsidiaries. The Compensation Committee has the power to determine the grant date, number of shares subject to any award, pricing provisions, vesting and other terms and conditions of any awards under the Stock Option Plan. The Compensation Committee will also have the authority and discretion to interpret the Stock Option Plan, to establish, amend, and rescind any rules and regulations relating to the plan, and to make all other determinations that may be necessary or advisable for the administration of the plan. Any such interpretation of the Stock Option Plan by the Compensation Committee and any decision made by it under the Stock Option Plan is final and binding on all persons. In addition the Compensation Committee, in its discretion, may make equitable adjustments to the awards in the event of certain transactions.

Types of Awards

The Compensation Committee may approve the award of stock options or SARs under the Stock Option Plan.

Stock Options. A stock option permits the participant to purchase shares of stock at an exercise price established by the Compensation Committee. Any stock option granted under the Stock Option Plan may be either an incentive stock option (an “ISO”) that satisfies the requirements under §422(b) of the Code or otherwise a non-qualified stock option (an “NQO”), as determined in the discretion of the Compensation Committee.

Exercise Price. The exercise price of each stock option granted under the Stock Option Plan will be established by the Compensation Committee or will be determined by a method established by the Compensation Committee at the time the stock option is granted; except that the exercise price will not be less than 100% of the fair market value of a share of Lorillard Common Stock on the date of grant. In no event may any stock option granted under the Stock Option Plan be amended, other than in connection with certain corporate transactions specified in the plan, to decrease the exercise price, be cancelled in conjunction with the grant of any new stock option with a lower exercise price, or otherwise be subject to any action that would be treated, for accounting purposes, as a repricing of such stock option, unless such amendment, cancellation, or action is approved by the Lorillard’s shareholders.

Vesting. Unless otherwise provided by the Compensation Committee at the time of grant or thereafter, each stock option will vest and become exercisable in four equal annual installments beginning on the first anniversary of the date of grant, and will thereafter remain exercisable during the stock option term.

Stock Option Term. Unless otherwise provided by the Compensation Committee at the time of grant or thereafter, the stock option term of each stock option will end on the earliest of (i) the date on which such stock option has been exercised in full, (ii) the date on which the participant experiences a termination for cause or a voluntary termination, (iii) the one-year anniversary of the date on which the participant experiences a termination due to death or disability, (iv) the three-year anniversary of the date on which the participant experiences a termination due to such person’s retirement, and (v) the 90th day after the participant experiences a termination for any other reason. No stock option term may exceed ten years from the date of grant of the stock option. Except as otherwise determined by the Compensation Committee at the time of grant or thereafter, upon the occurrence of a termination of a participant for any reason, the stock option term of all outstanding stock options held by the participant that are unvested as of the date of such termination will end and such unvested stock options will be forfeited immediately. However, the Compensation Committee may, in its sole discretion, accelerate the vesting of any stock option or extend the exercise period of any stock option (but not beyond the ten-year anniversary of the grant date).

Stock Appreciation Rights

Types and Nature of SARs. A SAR is the right to receive an amount equal in value to the excess, if any, on the date of exercise, of the fair market value of a share of Lorillard stock over the exercise price of the SAR. SARs may be Tandem SARs, which are granted in conjunction with a stock option, or Free-Standing SARs, which are not granted in conjunction with a stock option. Upon the exercise of a SAR, the participant will be entitled to receive an amount equal to the product of (i) the excess of the fair market value of one share of stock over the exercise price of the applicable SAR, multiplied by (ii) the number of shares of Lorillard stock in respect of which the SAR has been exercised. As determined by the Compensation Committee, the applicable award certificate will specify whether such payment is to be made in cash or Lorillard Common Stock or both, or will reserve to the Compensation Committee or the participant the right to make that determination prior to or upon the exercise of the SAR.

Tandem SARs. A Tandem SAR may be granted on the grant date of the related stock option or, in the case of a related NQO, at any time after the grant date thereof while the related NQO remains outstanding. A Tandem SAR will be exercisable only at such time or times and to the extent that the related stock option is exercisable, and will at all times have the same exercise price as the related stock option. A Tandem SAR will terminate or be forfeited upon the exercise or forfeiture of the related stock option, and the related option will terminate or be forfeited upon the exercise or forfeiture of the Tandem SAR.

Exercise Price. The exercise price per share of Lorillard Common Stock subject to a Free-Standing SAR will be determined by the Compensation Committee and set forth in the applicable award certificate, and will not be less than 100% of the fair market value of a share of Lorillard stock on the applicable grant date. In no event may any Free-Standing SAR granted under the Stock Option Plan be amended, other than in connection with certain corporate transactions specified in the plan, to decrease the exercise price thereof, be cancelled in conjunction with the grant of any new stock option or Free-Standing SAR with a lower exercise price, or otherwise be subject to any action that would be treated, for accounting purposes, as a “repricing” of such Free-Standing SAR, unless such amendment, cancellation, or action is approved by Lorillard’s shareholders.

Term. Unless otherwise provided by the Compensation Committee at the time of grant or thereafter, the term of each Free-Standing SAR will end on the earliest of (i) the date on which such Free-Standing SAR has been exercised in full, (ii) the date on which the participant experiences a termination for cause or a voluntary termination, (iii) the one-year anniversary of the date on which the participant experiences a termination due to death or disability, (iv) the three-year anniversary of the date on which the participant experiences a termination due to such person’s retirement, and (v) the 90th day after the participant experiences a termination for any other reason. However, in no event may the term exceed ten years from the date of grant of the Free-Standing SAR. Except as otherwise determined by the Compensation Committee at the time of grant, upon the occurrence of a termination of a participant for any reason, the term of all outstanding Free-Standing SARs held by the participant that are unvested as of the date of such termination will thereupon end and such unvested Free-Standing SARs will be forfeited immediately. However, the Compensation Committee may, in its sole discretion, accelerate the vesting of any SAR or extend the exercise period of any SAR (but not beyond the ten-year anniversary of the grant date).

Vesting and Exercise. With certain limited exceptions, Free-Standing SARs will vest and be exercisable at such time or times and subject to such terms and conditions as will be determined by the Compensation Committee and set forth in the applicable award certificate.

Transferability. Stock options and SARs granted under the Plan are not transferable except (i) as designated by the participant by will or by the laws of descent and distribution or (ii) in the case of a Free-Standing SAR or NQO and any associated Tandem SAR, as otherwise expressly permitted by the Compensation Committee.

Amendment and Termination

The board of directors of Lorillard may, at any time, amend or terminate the Stock Option Plan. No amendment or termination may, in the absence of written consent to the change by the affected participant (or, if the participant is not then living, the affected beneficiary), adversely affect the rights of any participant or beneficiary under any stock option or SAR granted under the Stock Option Plan prior to the date such amendment is adopted by the board of directors of Lorillard.

Pension Plans

Lorillard provides benefits under the Pension Plan for substantially all of its salaried employees, including the Named Executive Officers. The Pension Plan is designed to replace approximately one-third of a participant’s annual salary compensation after accumulating 30 years of service and having reached age 55. The Pension Plan is subject to the normal annual earnings limits established by the Internal Revenue Service. For this reason, Lorillard provides benefits under the BEP to certain executives, including the Named Executive Officers, that meet certain earnings requirements. The BEP provides for an additional accrual and payment of benefits, which are not available under Lorillard’s salaried pension plan as a result of the Internal Revenue Service limitations listed above. Employees become eligible to participate in the BEP and the Pension Plan after completion of one year of service.

Under his employment agreement, the Chief Executive Officer is provided a supplemental retirement benefit. This benefit will be paid out of the BEP and provides him with a benefit equal to 11.833 years of additional service.

The Pension Plan is a defined benefit plan in which the benefit is calculated using the employee’s highest average annual base salary during any period of five consecutive years of the ten years immediately preceding retirement. This earnings figure is multiplied by a flat percentage defined for specific years of service and by total length of credited service to obtain the annual benefit payable under the plan. Payment from this plan is in the form of an annuity. Retirees can choose a single life annuity, a ten-year period certain annuity, or they can select one of four joint and survivor stock options. Plan participants are vested in the plan after five years of service.

The benefit calculation for the BEP is the same as the Pension Plan calculation using the salary amounts in excess of the specific IRS limits for each of the years of the employee’s service. A limited number of participants, including three of the Named Executive Officers, have an executive split-dollar life insurance policy, provided by Lorillard’s Executive Insurance Plan, that provides Lorillard with a funding mechanism for benefits provided under the BEP. The Executive Insurance Plan provides benefits to a closed group of employees, but the amounts of the policies are not frozen. Payment from the BEP had been similar to the qualified pension until January of 2008, when the plan was modified to comply with new 409A regulations by limiting the payout to lump sums only.

Severance Plan

Lorillard’s Senior Executive Severance Pay Plan provides for continued compensation and benefits to selected senior executives of Lorillard whose employment is terminated without cause or who terminate for good reason, as defined in the plan. Upon a qualified termination of employment, the executive will be entitled to a payment equal to two times his or her base salary to be paid in equal bi-monthly installments over a period of 36 months following the executive’s termination. The executive will also be entitled to a payment equal to the unpaid portion of his or her management incentive plan bonus (calculated as if the executive met all performance targets) to be paid in two equal installments on the incentive plan payment dates next following such executive’s termination of employment. The plan also provides for (i) a payment equal to the cost of COBRA continuation coverage under Lorillard’s health plans for a period of three years following such termination of employment, such payment will be “grossed-up” for taxes using an effective tax rate of 35%, and (ii) up to 24 months of outplacement services.

In order to receive these benefits, an executive must (i) execute a release agreement satisfactory to Lorillard, (ii) return any financial advances and Lorillard property, and (iii) reconcile his or her expense account and repay any loans due to Lorillard. If the payments and benefits under the plan (together with other compensation due from Lorillard) would constitute “excess parachute payments” as defined under Section 280G of the code, then the executive’s benefits under the plan will be reduced to the extent necessary to avoid adverse tax treatment.

At any time prior to the time that Mr. Orlowsky ceases to serve as Chief Executive Officer or after the third anniversary of the date Mr. Orlowsky ceased to serve as Chief Executive Officer, the plan may be amended, modified or terminated, provided, however, that such amendment may not affect the plan benefits with respect to any executive who has terminated his or her employment with Lorillard. During the three year period after Mr. Orlowsky ceases to serve as Chief Executive Officer, Lorillard may not amend, modify or terminate the plan or remove any executive as a participant in the plan.

Employment Agreement

Mr. Orlowsky, Lorillard’s Chairman, President and Chief Executive Officer, has an employment agreement with Lorillard (the “Employment Agreement”). That the Employment Agreement has been amended periodically to establish annual salary and incentive compensation. The amendment dated April 2007 reflected Mr. Orlowsky’s annual base salary of $2,000,000, provided a guaranteed annual cash incentive of not less than $1,100,000, and extended the current term of the Employment Agreement through December 31, 2008. An amendment dated July 2005 provided Mr. Orlowsky with a supplemental retirement benefit which provides 11.833 years of credited service and calculates his benefit based upon his then annual base salary. The amount of Mr. Orlowsky’s supplemental benefit is shown in the Pension Benefit table. This supplemental benefit will be paid in a lump sum following his separation from service.

The Employment Agreement provides that if Mr. Orlowsky’s employment is terminated for a reason other than for cause or death, Lorillard will continue to pay his base salary and annual cash incentive payments for the remainder of the employment term. The Employment Agreement further provides that if Mr. Orlowsky dies during the term of his Employment Agreement, in addition to the proceeds of any life insurance or other Lorillard employee benefits to which his widow may be entitled, Lorillard shall pay to Mr. Orlowsky’s widow, if she survives, his base salary in effect at the time of his death for a period of six months after his death. Following any termination of employment, the Employment Agreement specifies that Mr. Orlowsky will abide by non-solicitation and non-competition provisions for a period of three years and confidentiality provisions in perpetuity. The Employment Agreement also specifies that Mr. Orlowsky will receive benefits no less favorable than those offered generally to other executives of Lorillard.

Lorillard intends to enter into an amended and restated employment agreement with Mr. Orlowsky on or prior to the Redemption Date. No other executives have employment agreements with Lorillard.

SHARES OF LORILLARD ELIGIBLE FOR FUTURE SALE

Prior to the Separation, there will not have been a public market for Lorillard Common Stock. Future sales of substantial amounts of Lorillard Common Stock in the public market, or the possibility of these sales, could adversely affect the trading price of Lorillard Common Stock and could impair Lorillard’s future ability to raise capital through the sale of equity at a time and price it deems appropriate.

Following the Separation, Lorillard will have outstanding 173,904,891 shares of common stock, all of which will be freely tradable without restriction or further registration under the Securities Act, except for any common stock held by Lorillard’s “affiliates,” as defined in Rule 144 under the Securities Act, which will be subject to certain restrictions thereunder. Affiliates generally include individuals or entities that control, are controlled by, or are under common control with, Lorillard. The directors and principal executive officers of Lorillard, as well as significant stockholders of Lorillard, may be considered affiliates. Affiliates of Lorillard may sell their shares of Lorillard Common Stock only pursuant to an effective registration statement under the Securities Act or an available exemption from the registration requirements of the Securities Act.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

OF LORILLARD COMMON STOCK

All of the outstanding shares of Lorillard Common Stock are currently owned by Loews. In the Redemption, Loews will distribute 108,459,891 shares of Lorillard Common Stock in exchange for and in redemption of all of the outstanding shares of Carolina Group Stock.

Information in the table below reflects beneficial ownership as of January 25, 2008, and assumes a 1.74 million-for-one split of Lorillard Common Stock will take place prior to the Separation.

Beneficial ownership of Lorillard Common Stock (including shares of Lorillard Common Stock with respect to which each individual or entity will acquire voting and/or investment power within 60 days) for: (1) each person or entity who owns of record or beneficially 5% or more of Lorillard Common Stock; (2) the executive officers and directors of Lorillard; and (3) Lorillard’s executive officers and directors as a group. Beneficial ownership is determined in accordance with the rules of the SEC.

Based on publicly available information, Lorillard is not aware of any 5% beneficial owner of Lorillard Common Stock (other than Loews). This list of beneficial owners is based on current stockholdings and assumes that each owner of Carolina Group Stock will retain ownership of shares of Lorillard Common Stock after the Separation. If any of Lorillard’s directors or officers participates in the Exchange Offer, the number and percentage of shares of Lorillard Common Stock that he owns will increase. Lorillard cannot presently calculate the number of shares of Lorillard Common Stock that each would own due to his participation in the Exchange Offer because the Exchange Ratio and the effects of proration cannot yet be determined.

	Shares of Lorillard Common Stock Beneficially Owned
	Before the Separation		After the Separation(1)
Name of Beneficial Owner(2)	Number of Shares	Percentage of Class(3)	Number of Shares	Percentage of Class(3)

Loews Corporation(4)	173,904,891	100%	—	—

Martin L. Orlowsky(5)	—	—	38,752	*

David H. Taylor	—	—	—	*

Ronald S. Milstein(6)	—	—	13,118	*

Charles E. Hennighausen(7)	—	—	16,248	*

Randy B. Spell(8)	—	—	17,748	*

Thomas R. Staab(9)	—	—	44,810	*

All Lorillard directors and executive officers as a group	—	—	130,676	*

*	Less than one percent.

(1)	Excludes up to an aggregate of shares of Lorillard Common Stock that Lorillard’s executive officers and directors would be entitled to receive in respect of shares of Loews Common Stock that they beneficially own if they elect to fully subscribe to the Exchange Offer, assuming no proration.
(2)	The address for each of the listed beneficial owners, other than Loews, is c/o Lorillard, Inc., 714 Green Valley Road, Greensboro, North Carolina 27408-7018.
(3)	Based on outstanding shares of Lorillard Common Stock of 173,904,891.
(4)	The address for Loews Corporation is 667 Madison Avenue, New York, New York 10065-8087.
(5)	Includes 38,752 shares of Lorillard Common Stock underlying stock options and SARs of Carolina Group Stock held by Mr. Orlowsky that are exercisable within 60 days of January 25, 2008 as if they were stock options and SARs of Lorillard Common Stock.

(6)	Includes 11,500 shares of Lorillard Common Stock underlying stock options and SARs of Carolina Group Stock held by Mr. Milstein that are exercisable within 60 days of January 25, 2008 as if they were stock options and SARs of Lorillard Common Stock.
(7)	Includes 16,248 shares of Lorillard Common Stock underlying stock options and SARs of Carolina Group Stock held by Mr. Hennighausen that are exercisable within 60 days of January 25, 2008 as if they were stock options and SARs of Lorillard Common Stock.
(8)	Includes 16,248 shares of Lorillard Common Stock underlying stock options and SARs of Carolina Group Stock held by Mr. Spell that are exercisable within 60 days of January 25, 2008 as if they were stock options and SARs of Lorillard Common Stock.
(9)	Includes 39,810 shares of Lorillard Common Stock underlying stock options and SARs of Carolina Group Stock held by Mr. Staab that are exercisable within 60 days of January 25, 2008 as if they were stock options and SARs of Lorillard Common Stock.

DESCRIPTION OF LORILLARD’S CAPITAL STOCK

Prior to the completion of the Separation, Lorillard’s certificate of incorporation and bylaws will be amended and restated. The following information reflects Lorillard’s certificate of incorporation and bylaws as these documents will be in effect at the time of the Separation. Copies of the forms of Lorillard’s certificate of incorporation, and bylaws will be filed as exhibits to the registration statement of which this Information Statement forms a part.

The provisions of Lorillard’s certificate of incorporation and bylaws and relevant sections of the Delaware General Corporation Law, subsequently referred to as the DGCL, are summarized below. The following summary is qualified in its entirety by the provisions of Lorillard’s certificate of incorporation and bylaws and is subject to the applicable provisions of the DGCL. As used in this Description of Lorillard’s Capital Stock, references to “Lorillard” mean Lorillard, Inc., a Delaware corporation, and do not include its subsidiaries.

Capital Stock

Lorillard’s authorized capital stock consists of 600,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. Holders of Lorillard Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders.

Upon the liquidation, dissolution or winding up of Lorillard, the holders of its common stock are entitled to receive their ratable share of the net assets of Lorillard available after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock.

Holders of common stock have no preemptive or subscription rights. The outstanding shares of common stock are fully paid and non-assessable.

The board of directors has the authority, without any further vote or action by the stockholders, to issue preferred stock in one or more series and to fix the preferences, limitations and rights of the shares of each series, including:

•	dividend rates;

•	conversion rights;

•	voting rights;

•	terms of redemption and liquidation preferences; and

•	the number of shares constituting each series.

Lorillard’s board of directors may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock. There are no current agreements or understandings with respect to the issuance of preferred stock and Lorillard’s board of directors has no present intention to issue any shares of preferred stock.

Terms Of Class Or Series Determined By Board Of Directors

To the extent permitted by the DGCL, Lorillard’s board of directors may, without stockholder approval:

•	classify any unissued shares of Lorillard’s capital stock into one or more classes or into one or more series within a class;

•	reclassify any unissued shares of any class of Lorillard’s capital stock into one or more classes or into one or more series within one or more classes; or

•	reclassify any unissued shares of any series of any class of Lorillard’s capital stock into one or more classes or into one or more series within a class.

Anti-Takeover Effects of Provisions of Lorillard’s Certificate of Incorporation and Bylaws, and of Delaware Law

Rights of Lorillard stockholders and related matters are governed by the DGCL, Lorillard’s certificate of incorporation and bylaws, certain provisions of which may discourage or make more difficult a takeover attempt that a Lorillard stockholder might consider in his or her best interest by means of a tender offer or proxy contest or removal of Lorillard’s incumbent officers and directors. These provisions may also adversely affect prevailing market prices for Lorillard Common Stock. However, Lorillard believes that the benefits of increased protection give it the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure it and outweigh the disadvantages of discouraging those proposals because negotiation of the proposals could result in an improvement of their terms.

Classified Board Of Directors

The composition of Lorillard’s board of directors, summarized below under “Management—Composition of the Board of Directors; Classes of Directors,” provides for a board of directors divided into three classes with increased protection measures for both director removal and amendment to the relevant provisions of Lorillard’s certificate of incorporation. Lorillard believes that the structure of the board of directors will provide benefits of increased protection when negotiating an unsolicited proposal to acquire or restructure Lorillard.

Stockholder Action By Written Consent; Special Meetings

Lorillard’s certificate of incorporation does not permit stockholders to take action by written consent of holders in lieu of an annual or special meeting. Stockholders will only be able to take action at an annual or special meeting called in accordance with the bylaws.

Lorillard’s certificate of incorporation and bylaws provide that special meetings of stockholders may only be called by:

•	the chairman of the board of directors;

•	the chief executive officer;

•	the president; and

•	the secretary.

Advance Notice Requirements For Stockholder Proposals Related To Director Nominations

Lorillard’s bylaws contain advance notice procedures with regard to stockholder proposals related to the nomination of candidates for election as directors. These procedures provide that notice of stockholder proposals related to stockholder nominations for the election of directors must be received by Lorillard’s corporate secretary, in the case of an annual meeting, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after that anniversary date, notice by the stockholder in order to be timely must be received not later than the close of business on the tenth day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever occurs first. The procedure for stockholder nominations for the 2009 annual meeting will be governed by this proviso. Stockholder nominations for the election of directors at a special meeting, at which stockholders are elected, must be received by Lorillard’s corporate secretary no later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever occurs first.

A stockholder’s notice to Lorillard’s corporate secretary must be in proper written form and must set forth some information related to the stockholder giving the notice, including:

•	the name and record address of that stockholder;

•	the class and series and number of shares of each class and series of Lorillard’s capital stock which are owned beneficially or of record by that stockholder;

•	a description of all arrangements or understandings between that stockholder and any other person in connection with the nomination and any material interest of that stockholder in the nomination; and

•

a representation that the stockholder is a holder of record of Lorillard’s stock entitled to vote at that meeting and that the stockholder intends to appear in person or by proxy at the meeting to bring that nomination before the meeting;

and, as to each person whom the stockholder proposes to nominate for election as a director:

•	the name, age, business and residence addresses, and the principal occupation and employment of the person;

•	the class and series and number of shares of each class and series of Lorillard’s capital stock which are owned beneficially or of record by the person; and

•

any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Securities Exchange Act of 1934, as amended.

Advance Notice Requirements For Other Stockholder Proposals

Lorillard’s bylaws contain advance notice procedures with regard to stockholder proposals not related to nominations. These notice procedures, in the case of an annual meeting of stockholders, mirror the notice requirements for stockholder proposals related to director nominations discussed above insofar as they relate to the timing of receipt of notice by Lorillard’s corporate secretary. In the case of a special meeting, notice of other stockholder proposals must be received by Lorillard’s corporate secretary not less than 90 days prior to the date that meeting is proposed to be held.

A stockholder’s notice to Lorillard’s corporate secretary must be in proper written form and must set forth, as to each matter that stockholder proposes to bring before the meeting:

•	a description of the business desired to be brought before the meeting and the reasons for conducting that business at the meeting;

•	the name and record address of that stockholder;

•	the class and series and number of shares of each class and series of Lorillard’s capital stock which are owned beneficially or of record by that. stockholder;

•

a description of all arrangements or understandings between that stockholder and any other person in connection with the proposal of that business and any material interest of that stockholder in that business; and

•

a representation that the stockholder is a holder of record of Lorillard’s stock entitled to vote at that meeting and that the stockholder intends to appear in person or by proxy at the meeting to bring that business before the meeting.

Anti-Takeover Legislation

As a Delaware corporation, Lorillard will be subject to the restrictions under Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

•

Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

Upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time such transaction commenced, excluding, for purposes of determining the number of shares outstanding, (1) shares owned by persons who are directors and also officers of the corporation and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

On or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

In this context, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status owned, 15% or more of a corporation’s outstanding voting securities.

A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from amendments approved by holders of at least a majority of the corporation’s outstanding voting shares. Lorillard has not elected to “opt out” of Section 203. However, following this offering and subject to certain restrictions, Lorillard may elect to “opt out” of Section 203 by an amendment to its certificate of incorporation.

Undesignated Preferred Stock

The authority possessed by Lorillard’s board of directors to issue preferred stock with voting or other rights or preferences could potentially be used to discourage attempts by third parties to obtain control of Lorillard through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. The provision in Lorillard’s certificate of incorporation authorizing such preferred stock may have the effect of deferring hostile takeovers or delaying changes of control of its management.

Listing

Lorillard intends to apply to list its common stock on the New York Stock Exchange.

Transfer Agent and Registrar

The Transfer Agent and Registrar for Lorillard Common Stock is             .

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the DGCL provides, generally, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (except actions by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may similarly indemnify such person for expenses actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of the corporation, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues and matters as to which such person shall have been adjudged liable to the corporation, provided that a court shall have determined, upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

Lorillard’s certificate of incorporation and by-laws include provisions for the indemnification of Lorillard’s directors and officers to the fullest extent permitted by Section 145 of the DGCL. Further, Lorillard intends to enter into indemnification agreements with certain of its directors and officers which require it, among other things, to indemnify them against certain liabilities which may arise by reason of the directors’ status or service as a director, other than liabilities arising from bad faith or willful misconduct of a culpable nature. Lorillard also intends to maintain director and officer liability insurance, if available on reasonable terms.

Section 102(b)(7) of the DGCL provides, generally, that the certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of Title 8 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision may eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision became effective.

Lorillard’s certificate of incorporation provides that none of Lorillard’s directors shall be liable to Lorillard or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent otherwise required by the DGCL. The effect of this provision is to eliminate Lorillard’s rights, and the rights of its stockholders, to recover monetary damages against a director for breach of a fiduciary duty of care as a director. This provision does not limit or eliminate Lorillard’s right, or the right of any of its stockholders, to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director’s duty of care. In addition, Lorillard’s certificate of incorporation provides that if the DGCL is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. These provisions will not alter the liability of directors under federal or state securities laws.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain U.S. federal income tax consequences to holders of Carolina Group Stock as a result of the Redemption. The summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated under the Code, and interpretations of such authorities by the courts and the IRS, all as they exist as of the date of this Information Statement and all of which are subject to change, possibly with retroactive effect. This summary is limited to holders of Carolina Group Stock that are U.S. holders, as defined below, that hold their shares of Carolina Group Stock as a capital asset within the meaning of Section 1221 of the Code. Further, this summary does not discuss all tax considerations that may be relevant to holders of Carolina Group Stock in light of their particular circumstances, nor does it address the consequences to holders of Carolina Group Stock subject to special treatment under the U.S. federal income tax laws, such as tax-exempt entities, partnerships (including entities treated as partnerships for U.S. federal income tax purposes), persons who acquire such shares of Carolina Group Stock pursuant to the exercise of employee stock options or otherwise as compensation, financial institutions, insurance companies, dealers or traders in securities, and persons who hold their shares of Carolina Group Stock as part of a straddle, hedge, conversion, constructive sale, synthetic security, integrated investment or other risk-reduction transaction for U.S. federal income tax purposes. This summary does not address any U.S. federal estate, gift or other non-income tax consequences or any state, local or foreign tax consequences. Holders of Carolina Group Stock should consult their tax advisors as to the particular tax consequences to them of the Redemption.

For purposes of this summary, a U.S. holder is a beneficial owner of Carolina Group Stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state or political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury regulations.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds shares of Carolina Group Stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding shares of Carolina Group Stock should consult its tax advisor regarding the tax consequences of the Redemption.

The Separation is conditioned upon Loews’s receipt of a private letter ruling from the IRS and an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Loews, to the effect that the Separation will qualify as tax-free to Loews, holders of Carolina Group Stock and holders of Loews Common Stock who participate in the Exchange Offer and the Contingent Dividend, if required, for U.S. federal income tax purposes under Section 355 of the Code. The IRS private letter ruling and the tax opinion are expected to conclude that for U.S. federal income tax purposes:

•	no gain or loss will be recognized by a holder of Carolina Group Stock upon its receipt of shares of Lorillard Common Stock in the Redemption;

•

the tax basis of each share of Lorillard Common Stock received by a holder of Carolina Group Stock in the Redemption will be the same as the tax basis of the share of Carolina Group Stock exchanged therefor; and

•

the holding period of each share of Lorillard Common Stock received by a holder of Carolina Group Stock in the Redemption will include the holding period of the share of Carolina Group Stock exchanged therefor.

Although a private letter ruling from the IRS is generally binding on the IRS, the continuing validity of such ruling is subject to the accuracy of certain factual representations and assumptions. Furthermore, the IRS will not rule on whether a distribution satisfies certain conditions necessary to obtain tax-free treatment under Section 355 of the Code. Rather, the private letter ruling is based upon representations by Loews that these conditions have been satisfied. If any of the representations or assumptions upon which the private letter ruling is based are incorrect or untrue in any material respect, or the facts upon which the ruling is based were materially different from the facts at the time of the Separation, the private letter ruling could be invalidated and holders of Carolina Group Stock could be subject to a material amount of tax as a result of the Redemption. The opinion of counsel will rely on the IRS private letter ruling as to matters covered by the ruling. The opinion will be based on, among other things, certain assumptions and representations as to factual matters made by Loews and by certain Loews stockholders, which, if incorrect or inaccurate in any material respect, could jeopardize the conclusions reached by counsel in its opinion. The opinion will not be binding on the IRS or the courts, and the IRS or the courts may disagree with the opinion, in which case holders of Carolina Group Stock could be subject to a material amount of tax as a result of the Redemption. Neither Loews nor Lorillard is aware of any facts or circumstances that would cause any of the representations made in connection with the IRS private letter ruling or opinion of counsel to be incorrect or untrue in any material respect.

For a description of Lorillard’s obligations in connection with the ruling and the tax opinion and potential tax liabilities if the Separation is determined to be taxable, see “Relationship Between Lorillard and Loews—Lorillard’s Relationship with Loews After the Separation—Separation Agreement—Tax Allocation Provisions.”

LEGAL MATTERS

Skadden, Arps, Slate, Meagher & Flom LLP, New York will pass upon the validity of the common stock being distributed in the Redemption.

EXPERTS

The consolidated financial statements, the related financial statement schedules, and management’s report on the effectiveness of internal control over financial reporting incorporated in this registration statement by reference from the Loews’s Annual Report on Form 10-K for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the financial statements and financial statement schedules and include an explanatory paragraph referring to change in method of accounting for defined benefit pension and postretirement plans in 2006, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Lorillard, Inc. and subsidiaries (a wholly owned subsidiary of Loews), as of December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, included in this Information Statement/Prospectus, and the related consolidated financial statement schedule included elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the change in method of accounting for defined benefit pension and postretirement plans in 2006). Such consolidated financial statements and consolidated financial statement schedule have been included herein and elsewhere in the Registration Statement in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are expressly incorporated by reference into this registration statement:

(1) Loews’s Form 10-K for the year ended December 31, 2006 as filed on February 26, 2007;

(2) Loews’s Forms 10-Q for the quarters ended March 31, June 30 and September 30, 2007 as filed on May 1, August 1 and October 31, 2007;

(3) Loews’s Forms 8-K filed on January 12, 2007, February 21, 2007, June 6, 2007 (with respect to Item 1.01 thereof only) and October 9, 2007;

(4) the sections entitled “Principal Stockholders,” “Compensation Discussion and Analysis” and “Executive Compensation” included in Loews’s proxy statement dated as of April 2, 2007; and

(5) all documents subsequently filed by Loews pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the Redemption Date.

The public may read and copy any materials Loews files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and Information Statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. You may also obtain these documents on Loews’s corporate web site, http://www.loews.com.

WHERE TO FIND MORE INFORMATION

Lorillard does not currently file annual, quarterly or current reports with the SEC. Certain information about Lorillard can be found in the reports, proxy statements and other information filed by Loews with the SEC.

Loews files annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read and copy any reports or other information that Loews files with the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington D.C. 20549. You may also receive copies of these documents upon payment of a duplicating fee, by writing to the SEC’s Public Reference Room. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room in Washington D.C. and other locations. Loews’s SEC filings are also available to the public from commercial documents retrieval services, at their website (www.loews.com) and at the SEC’s website (www.sec.gov). Information on Loews’s website is not incorporated into this Information Statement or its other SEC filings and is not a part of this Information Statement or those filings.

INDEX TO FINANCIAL STATEMENTS

The purpose of the following financial information is to provide investors with additional information to use in analyzing the results of operations and financial condition of Lorillard and the following financial information should be read in conjunction with the consolidated financial statements of Loews which are incorporated by reference in the prospectus.

Pro Forma Financial Statements for Lorillard are expected to be substantially the same as historical financial statements, therefore no pro forma financial statements were deemed necessary to be provided.

The accompanying consolidated financial statements give effect to a 1.74 million-for-one split of the common stock of Lorillard, Inc. (a wholly owned subsidiary of Loews Corporation) (the “Company”), which will take place prior to the effective date of the registration statement. The following report is in the form which will be furnished by Deloitte & Touche LLP, an independent registered public accounting firm, upon completion of the 1.74 million-for-one split of the common stock of the Company, described in Note 12 to the consolidated financial statements and assuming that from February 22, 2007 to the date of such completion no other material events have occurred that would affect the accompanying financial statements or disclosure therein.

/S/    DELOITTE & TOUCHE LLP

Raleigh, North Carolina

February 1, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Lorillard, Inc.

Greensboro, North Carolina

We have audited the accompanying consolidated balance sheets of Lorillard, Inc. and subsidiaries (a wholly owned subsidiary of Loews Corporation) as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholder’s equity, and of cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the Index at II-2. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lorillard, Inc. and subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 1 and Note 8 to the consolidated financial statements, Lorillard, Inc. and subsidiaries changed its method of accounting for defined benefit pension and other postretirement plans in 2006.

Raleigh, North Carolina

February 22, 2007

(except for Note 12, as to which the date is                     , 2008)

LORILLARD, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2006	2005
(In millions, except per share data)
Assets:

Cash and cash equivalents	$1,128	$1,546
Marketable securities	399	—
Accounts receivable, less allowances of $2 and $3	16	25
Inventories	183	182
Deferred income taxes	389	316

Total current assets	2,115	2,069
Plant and equipment-net	196	214
Prepaid pension assets	92	183
Other investments	226	188
Deferred taxes and other assets	130	142

Total assets	$2,759	$2,796

Liabilities and Shareholder’s Equity:

Accounts and drafts payable	$38	$49
Accrued liabilities	233	297
Settlement costs	803	764
Income taxes	77	130

Total current liabilities	1,151	1,240
Settlement costs	14	30
Postretirement pension, medical and life insurance benefits	298	185
Other non-current liabilities	1	1

Total liabilities	1,464	1,456

Commitments and Contingent Liabilities (Notes 5, 7, 8 and 9)

Shareholder’s Equity:

Common stock, authorized, issued and outstanding—174 shares; par value—$0.01 per share	2	2
Additional paid-in capital	213	211
Earnings retained in the business	1,179	1,136
Accumulated other comprehensive income	(99)	(9)

Total shareholder’s equity	1,295	1,340

Total liabilities and shareholder’s equity	$2,759	$2,796

See Notes to Consolidated Financial Statements

LORILLARD, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
	2006	2005	2004
(In millions, except per share data)
Net sales (including excise taxes of $699, $676 and $658)	$3,755	$3,568	$3,348
Cost of sales	2,160	2,114	1,966

Gross profit	1,595	1,454	1,382
Selling, general and administrative	354	370	381

Operating income	1,241	1,084	1,001
Other income (expense), net	103	67	38

Income before income taxes	1,344	1,151	1,039
Income taxes	518	445	397

Net income	$826	$706	$642

Earnings per share	$4.75	$4.06	$3.69

Number of shares outstanding	174.00	174.00	174.00

See Notes to Consolidated Financial Statements

LORILLARD, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

(Dollars in millions)	Comprehensive Income (Loss)	Common Stock	Additional Paid-in Capital	Earnings Retained in the Business	Accumulated Other Comprehensive Income
Balance January 1, 2004, as previously reported		$—	$213	$1,008	$—
[1.7 million to 1 stock split]		2	(2)

Balance January 1, 2004, as adjusted		2	211	1,008	—
Comprehensive income:
Net income	$642			642
Other comprehensive losses, minimum pension liability	(4)				(4)

Comprehensive income	$638

Dividends paid				(574)

Balance December 31, 2004		2	211	1,076	(4)
Comprehensive income:
Net income	$706			706
Other comprehensive losses, minimum pension liability	(5)				(5)

Comprehensive income	$701

Dividends paid				(646)

Balance December 31, 2005		2	211	1,136	(9)
Comprehensive income:
Net income	$826			826
Other comprehensive gains, minimum pension liability	9				9

Comprehensive income	$835

Dividends paid				(783)
Effect of adopting SFAS No. 158 on minimum pension liability					(99)
Stock-based compensation			2

Balance December 31, 2006		$2	$213	$1,179	$(99)

See Notes to Consolidated Financial Statements

LORILLARD, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2006	2005	2004
(In millions)
Cash flows from operating activities:

Net income	$826	$706	$642

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	47	48	40
Deferred income taxes	(20)	11	7
Share-based compensation	1	—	—
Gain on investments	(26)	(16)	(18)
Amortization of marketable securities	(26)	(9)	(6)
Changes in operating assets and liabilities:
Accounts receivable	10	7	(7)
Inventories	(1)	22	14
Accounts payable and accrued liabilities	(23)	7	(36)
Settlement costs	23	18	17
Income taxes	(53)	36	(1)
Other assets	6	(6)	(17)
Postretirement health and life insurance benefits	15	3	3
Other	(1)	(7)	(6)

Net cash provided by operating activities	778	820	632

Cash flows from investing activities:

Purchases of investments	(5,059)	(5,028)	(6,269)
Proceeds from sales of investments	4,674	6,033	5,710
Additions to plant and equipment	(30)	(31)	(50)

Net cash (used in) provided by investing activities	(415)	974	(609)

Cash flows from financing activities:

Dividends paid	(783)	(646)	(574)
Excess tax benefits from share-based arrangements	2	—	—

Net cash used in financing activities	(781)	(646)	(574)

Change in cash and cash equivalents	(418)	1,148	(551)
Cash and cash equivalents, beginning of year	1,546	398	949

Cash and cash equivalents, end of year	$1,128	$1,546	$398

Cash paid for:
Income taxes	$589	$398	$392

See Notes to Consolidated Financial Statements

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Significant Accounting Policies

Basis of presentation—The consolidated financial statements of Lorillard, Inc. (the “Company” or “Lorillard”), includes the accounts of the Company and its subsidiaries after the elimination of intercompany accounts and transactions. The Company is a wholly owned subsidiary of Loews Corporation (“Loews”).

The Company, through its subsidiaries, is engaged in the manufacture and sale of cigarettes. Its principal products are marketed under the brand names of Newport, Kent, True, Maverick and Old Gold with substantially all of its sales in the United States of America. The Company manages its operations on the basis of one reportable segment. Sales to one customer represented 23%, 21% and 20% of total sales of the Company in 2006, 2005 and 2004, respectively.

Use of estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and related notes. Actual results could differ from those estimates.

Cash equivalents and marketable securities—Cash equivalents consist of short-term liquid investments with a maturity at date of purchase of three months or less. The Company’s investments in cash equivalents and marketable securities are classified as debt securities available-for-sale and consist of United States government, federal agency, and corporate debt securities that mature within one year. Those investments are reported at fair value. Realized gains and losses on the sale of investments are recorded in net investment income. Unrealized gains and losses as of the balance sheet date are recorded as accumulated other comprehensive income in shareholder’s equity net of tax. At December 31, 2006 and 2005, unrealized gains and losses were less than $1 million. The cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. The amortized cost basis approximates fair value. Interest and dividend income are included as a component of investment income. The cost of securities sold is based on the specific identification method and transactions are recorded on the trade date. Proceeds from the sales and maturities of available-for-sale securities were $4.7 billion, $6.0 billion and $5.7 billion in 2006, 2005 and 2004, respectively. Gross realized investment gains were $200,000, $100,000 and $5 million in 2006, 2005 and 2004, respectively. Gross realized investment losses were $700,000, $2 million and $4 million in 2006, 2005 and 2004, respectively.

Repurchase agreements—During 2006 and 2005, the Company lent cash to unrelated parties, primarily major brokerage firms. Borrowers of this cash must deposit collateral with the Company of at least 102% of the amount of cash loaned. The securities received as collateral by the Company are not reflected as assets of the Company as there exists no right to sell or repledge the collateral. There were no repurchase agreements outstanding at December 31, 2006 and 2005.

Inventories—Inventories are valued at the lower of cost, determined on a last-in, first-out (LIFO) basis, or market. A significant portion of leaf tobacco on hand will not be sold or used within one year, due to the duration of the aging processes. The inventory of leaf tobacco has an operating cycle that exceeds 12 months and is classified as a current asset in accordance with generally recognized trade practice.

Depreciation—Buildings, machinery and equipment are depreciated for financial reporting purposes on the straight-line method over estimated useful lives of those assets of 40 years for buildings and 3 to 12 years for machinery and equipment. Depreciation for tax purposes is provided on an accelerated basis.

Other investments—Other investments primarily include investments in limited partnerships that are recorded at the Company’s share of the net asset value of each partnership, or carrying value, as determined by the General Partner. Changes in net asset values are accounted for under the equity method and recorded within

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

other income (expense), net. The Company is a passive investor in the partnerships and has no influence over their management, who are committed to operate them according to established guidelines and strategies. Those strategies may include the use of leverage and hedging techniques that potentially introduce more volatility and risk to the partnerships.

Revenue recognition—Revenue from product sales, net of sales incentives, is recognized upon shipment of goods, when title and risk of loss passes to customers and collectability is reasonably assured. Excise taxes are recognized on a gross basis, and are recorded in sales and cost of sales. Consumer and trade promotional expenses are recorded as a reduction of revenue based on amounts estimated as due to customers and consumers at the end of a period based primarily on use and redemption rates. Cash discounts, returns and allowances are also recorded as a reduction of revenue. Shipping and handling costs are recorded in cost of sales.

Advertising and marketing costs—Advertising costs are recorded as expense in the year incurred. Consumer and trade promotional expenses are recorded as a reduction of revenues. Research and development costs are expensed as incurred, and recorded in cost of sales.

Tobacco settlement costs—Lorillard’s obligations under the State Settlement Agreements require annual payments based on its share of domestic cigarette shipments in the year preceding that in which the payment is due. Accordingly, Lorillard records its portions of ongoing settlement payments as part of cost of sales as the related sales occur. Lorillard recorded pre-tax charges of $999 million, $977 million and $846 million for the years ended December 31, 2006, 2005 and 2004, respectively, to accrue its obligations under various settlement agreements.

Restructuring charges—In April of 2006, Lorillard commenced a restructuring of its sales and market research organization and offered an early retirement program to eligible employees. As a result, in 2006 Lorillard recorded restructuring costs of $20 million in administrative expenses primarily for early retirement and curtailment charges on pension and other postretirement benefit plans. Substantially all payments relating to these costs were made in 2006.

Taxes—Tax accruals are recorded to address potential exposures involving tax positions taken that may be challenged by taxing authorities. The tax accruals contain assumptions based on past experiences and judgments about potential actions by taxing jurisdictions. The ultimate resolution of these matters may be greater or less than the amounts accrued.

Recently adopted accounting pronouncements—In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4” (“SFAS No. 151”). SFAS No. 151 amends the guidance in Accounting Research Bulletin (“ARB”) No. 43, “Inventory Pricing,” and clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 did not have a material impact on the Company’s financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections,” (“SFAS No. 154”) effective for fiscal years beginning after December 15, 2005. SFAS No. 154 changes the requirements for the accounting for and reporting of a voluntary change in accounting principle as well as the changes required by an accounting pronouncement which does not include specific transition provisions. The adoption of SFAS No. 154 did not have a material impact on the Company’s financial position or results of operations.

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In November of 2005, the FASB issued FASB Staff Position (“FSP”) No. FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments,” as applicable to debt and equity securities that are within the scope of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and equity securities that are accounted for using the cost method specified in Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” This FSP nullifies certain requirements of Emerging Issues Task Force (“EITF”) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments” (“EITF No. 03-1”), guidance on determining whether an impairment is other-than-temporary. This FSP will replace guidance set forth in EITF No. 03-1 with references to existing other-than-temporary impairment guidance and will clarify that an investor should recognize an impairment loss no later than when the impairment is deemed other than temporary, even if a decision to sell has not been made. The FSP carries forward the requirements in EITF No. 03-1 regarding required disclosures in the financial statements and requires additional disclosure related to factors considered in reaching the conclusion that the impairment is other-than-temporary. In addition, in periods subsequent to the recognition of an other-than-temporary impairment loss for debt securities, the discount or reduced premium would be amortized over the remaining life of the security based on future estimated cash flows. This new guidance for determining whether impairment is other-than-temporary is effective for reporting periods beginning after December 15, 2005. Adoption of this standard did not have a material impact on the Company’s financial position or results of operations.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132R” (“SFAS 158”). SFAS No. 158 requires an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS No. 158 also requires the measurement of defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end statement of financial position (with limited exceptions). Under SFAS No. 158, the Company is required to recognize the funded status of its defined benefit postretirement plan and to provide the required disclosures commencing as of December 31, 2006. See Note 8.

In September of 2006, the Securites and Exchange Commision (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” This bulletin summarizes the SEC staff’s views regarding the process of quantifying financial statement misstatements. Implementation of SAB No. 108 did not have a material impact on the Company’s results of operations or equity.

Accounting pronouncements not yet adopted—In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB Statement No. 109 (“SFAS 109”). FIN 48 clarifies the application of SFAS 109 by defining criteria that an individual tax position must meet before any part of the benefit of that position is recognized in the financial statements. Additionally, FIN 48 provides guidance on the measurement, derecognition, classification and disclosure of tax positions, along with accounting for the related interest and penalties. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening earnings retained in the business. The Company will adopt FIN 48 on January 1, 2007 and expects to recognize a liability for unrecognized tax benefits of approximately $21 million that will be accounted for as a reduction to the January 1, 2007 balance of earnings retained in the business.

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In June 2006, the FASB ratified EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).” The pronouncement is effective for fiscal years beginning after December 15, 2006. The task force reached a conclusion that either the Gross or Net method is acceptable; however, if taxes are reported on a gross basis (included as sales) a company should disclose those amounts if significant. Excise taxes are included in revenues and the amounts are disclosed.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” effective for fiscal years beginning after November 25, 2007 (“SFAS 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The Company is currently evaluating the impact the adoption of SFAS No. 157 will have on the Company’s financial position and results of operations.

2. Inventories

Inventories are valued at the lower of cost, determined on a LIFO basis, or market and consisted of the following:

	December 31,
	2006	2005
(In millions)
Leaf tobacco	$146	$144
Manufactured stock	33	34
Materials and supplies	4	4

	$183	$182

If the average cost method of accounting was used, inventories would be greater by approximately $156 million and $161 million at December 31, 2006 and 2005, respectively. During 2005, inventory quantities were reduced. This reduction resulted in liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of 2005 year purchases, the effect of which decreased cost of sales by approximately $3 million and increased net income by approximately $2 million.

3. Plant and Equipment

Plant and equipment is stated at cost and consisted of the following:

	December 31,
	2006	2005
(In millions)
Land	$4	$4
Buildings	85	84
Equipment	520	494

Total	609	582
Accumulated depreciation	(413)	(368)

Plant and equipment-net	$196	$214

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. Accrued Liabilities

Accrued liabilities were as follows:

	December 31,
	2006	2005
(In millions)
Legal fees	$20	$24
Salaries and other compensation	17	19
Medical and other employee benefit plans	29	66
Consumer rebates	66	84
Sales promotion	23	23
Excise and other taxes	37	46
Other accrued liabilities	41	35

Total	$233	$297

5. Lease Obligations

The Company leases certain real estate and transportation equipment under various operating leases. Listed below are future minimum rental payments required under those operating leases with noncancelable terms in excess of one year.

December 31, 2006
(In millions)
2007	$2
2008	1
2009	1
2010	—
2011	—

Net minimum lease payments	$4

Rental expense for all operating leases was $8 million, $9 million and $9 million for 2006, 2005 and 2004, respectively.

6. Other Income (Expense), Net

The components of other income (expense), net consisted of the following:

	Year ended December 31,
	2006	2005	2004
(In millions)
Interest income	$78	$54	$19
Limited partnership equity income	26	16	18
Other	(1)	(3)	1

Other income (expense), net	$103	$67	$38

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. Income Taxes

The Company is a member of the Loews affiliated group that files consolidated federal income tax returns. The Company and Loews have a Federal Income Tax Allocation Agreement that provides for payments with respect to the federal income tax liability which the Company would have if it were not a member of the Loews affiliated group.

The provision (benefit) for income taxes consisted of the following:

	Year ended December 31,
	2006	2005	2004
(In millions)
Current:
Federal	$449	$372	$336
State	89	62	54

Deferred
Federal	(17)	13	3
State	(3)	(2)	4

Total	$518	$445	$397

Deferred tax assets (liabilities) are as follows:

	December 31,
	2006	2005
(In millions)
Deferred tax assets:
Legal	$7	$14
Employee benefits	89	37
Settlement costs	344	334
State and local income taxes	13	5
Inventory capitalization	10	14
Engle escrow agreement	92	88

Gross deferred tax assets	555	492

Deferred tax liabilities:
Depreciation	(30)	(32)
Federal effect of state deferred taxes	(28)	(27)
Other-net	(1)	(4)

Gross deferred tax liabilities	(59)	(63)

Net deferred tax assets	$496	$429

A reconciliation between the statutory federal income tax rate and the Company’s effective income tax rate is as follows:

	2006	2005	2004
Statutory rate	35.0%	35.0%	35.0%
Increase (decrease) in rate resulting from:
State taxes	4.2	3.4	3.7
Other	(0.7)	0.2	(0.5)

Effective rate	38.5%	38.6%	38.2%

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During 2006, the New Jersey Department of Taxation assessed $24 million in taxes, interest and penalties against the Company for tax years 1999 – 2004. The assessment relates to the taxability of intangible income in New Jersey. The Company does not agree with the assessment and has filed an appeal. Although the final resolution of the assessment is uncertain, based on information currently available, the Company believes the ultimate outcome will not have a material effect on the Company’s financial position, cash flows or results of operations.

The consolidated federal income tax returns filed by Loews were settled through 2004. 2005 is currently under examination by the Internal Revenue Service. In the opinion of management, the amount accrued in the consolidated balance sheets is believed to be adequate to cover any additional assessments that may be made by federal, state and local tax authorities and such assessments, if any, should not have a material effect on the consolidated financial statements of the Company.

8. Benefit Plans

The Company has defined benefit pension, postretirement benefits, profit sharing and savings plans for eligible employees.

Pension and postretirement benefits—On December 31, 2006, the Company adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132R” (“SFAS No. 158”).

Weighted-average assumptions used to determine benefit obligations:

	Pension Benefits		Other Postretirement Benefits
	December 31,		December 31,
	2006	2005	2006	2005
Discount rate	5.8%	5.6%	5.8%	5.6%
Rate of compensation increase	5.5%	5.5%

Weighted-average assumptions used to determine net periodic benefit cost:

	Pension Benefits			Other Postretirement Benefits
	Year ended December 31,			Year ended December 31,
Year ended December 31	2006	2005	2004	2006	2005	2004
Discount rate	5.6%	5.9%	6.3%	5.6%	5.9%	6.3%
Expected long-term return on plan assets	7.5%	7.5%	7.5%
Rate of compensation increase	5.5%	5.5%	5.5%

The long-term rate of return for plan assets is determined based on widely-accepted capital market principles, long-term return analysis for global fixed income and equity markets as well as the active total return oriented portfolio management style. Long-term trends are evaluated relative to market factors such as inflation, interest rates and fiscal and monetary policies, in order to assess the capital market assumptions as applied to the plan. Consideration of diversification needs and rebalancing is maintained.

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Other Postretirement Benefits
	Year ended December 31,
	2006	2005
Assumed health care cost trend rates for other postretirement benefits:
Pre-65 health care cost trend rate assumed for next year	9.0%	9.0%
Post-65 health care cost trend rate assumed for next year	10.5%	11.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0%	5.0%
Year that the rate reaches the ultimate trend rate:
Pre-65	2015	2014
Post-65	2018	2018

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	One Percentage Point
	Increase	Decrease
(In millions)
Effect on total of service and interest cost	$2	$(1)
Effect on postretirement benefit obligations	16	(14)

Net periodic pension and other postretirement benefit costs include the following components:

	Pension Benefits			Other Postretirement Benefits
	Year ended December 31,			Year ended December 31,
	2006	2005	2004	2006	2005	2004
(In millions)
Service cost	$18	$17	$16	$5	$5	$5
Interest cost	51	50	50	11	12	11
Expected return on plan assets	(65)	(63)	(62)
Amortization of unrecognized net loss (gain)	6	5	2	1	1	(1)
Amortization of unrecognized prior service cost	5	5	5
Special termination benefit	8			1
Curtailment	2			3

Net periodic benefit cost	$25	$14	$11	$21	$18	$15

Curtailment and special termination benefits recognized in 2006 were the result of restructuring charges discussed in Note 1.

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following provides a reconciliation of benefit obligations, plan assets and funded status of the pension and postretirement plans:

	Pension Benefits		Other Postretirement Benefits
	December 31		December 31
	2006	2005	2006	2005
(In millions)
Change in benefit obligation:
Benefit obligation at January 1	$915	$869	$208	$204
Service cost	18	17	5	5
Interest cost	51	50	11	12
Plan participants’ contributions			6	5
Amendments	7
Actuarial (gain) loss	(10)	31	(4)
Benefits paid	(55)	(52)	(17)	(18)
Curtailment	2		3
Special termination benefits	8		1

Benefit obligation at December 31	936	915	213	208

Change in plan assets:
Fair value of plan assets at January 1	886	867
Actual return on plan assets	95	67
Employer contributions	4	4	11	13
Plan participants’ contributions			6	5
Benefits paid	(55)	(52)	(17)	(18)

Fair value of plan assets at December 31	930	886	—	—

Funded status	(6)	(29)	(213)	(208)
Unrecognized net actuarial loss	122	166		7
Unrecognized prior service cost (benefit)	29	29		(2)

Prepaid (accrued) benefit cost	$145	$166	$(213)	$(203)

Amounts recognized in the balance sheets consist of:

	Pension Benefits		Other Postretirement Benefits
	December 31		December 31
	2006	2005	2006	2005
(In millions)
Before adoption of SFAS No. 158
Prepaid (accrued) benefit cost	$174	$176	$(213)	$(199)
Accrued benefit liability	(31)	(28)
Intangible asset	2	4
Accumulated other comprehensive income		14
Disbursement				13
Current benefit cost				(17)

Net amount recognized	$145	$166	$(213)	$(203)

After adoption of SFAS No. 158
Noncurrent assets	$88		$—
Current liabilities	—		(13)
Noncurrent liabilities	(94)		(200)

Net amount recognized	$(6)		$(213)

Amounts recognized in accumulated other comprehensive income, not yet recognized in net periodic benefit cost:
Net actuarial loss (gain)	$122		$2
Prior service cost (credit)	29		(2)

Total (before tax effects)	$151		$—

Change in accumulated other comprehensive income due to adoption of SFAS No. 158 (before tax effects)	$151		$—

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information for pension plans with an accumulated benefit obligation in excess of plan assets consisted of the following:

	Pension Benefits
	December 31,
	2006	2005
(In millions)
Projected benefit obligation	$482	$460
Accumulated benefit obligation	419	393
Fair value of plan assets	388	365

The incremental effect of applying SFAS No. 158 on individual line items in the Consolidated Balance Sheets is presented in the following table:

December 31, 2006	Before Application of SFAS No. 158	Adjustments	After Application of SFAS No. 158
(In millions)
Deferred income taxes	$444	$52	$496
Prepaid pension assets	176	(84)	92
Total assets	2,791	(32)	2,759
Current liabilities	1,182	(31)	1,151
Non-current liabilities	215	98	313
Total liabilities	1,397	67	1,464
Accumulated other comprehensive income	—	(99)	(99)
Total shareholder’s equity	1,394	(99)	1,295

	Pension Benefits
	December 31,
	2006	2005
(In millions)
(Decrease) increase in minimum liability included in other comprehensive income (prior to amendment by SFAS No. 158 )	$(15)	$9

The Company employs a total return approach whereby a mix of equities and fixed-income investments are used to maximize the long-term return of plan assets for a prudent level of risk. The intent of this strategy is to minimize plan expenses by outperforming plan liabilities over the long run. Risk tolerance is established through careful consideration of the plan liabilities, plan funded status and corporate financial conditions. The investment portfolio contains a diversified blend of U.S. and non-U.S. fixed-income and equity investments. Alternative investments, including hedge funds, are used judiciously to enhance risk adjusted long-term returns while improving portfolio diversification. Derivatives may be used to gain market exposure in an efficient and timely manner. Investment risk is measured and monitored on an ongoing basis through annual liability measurements, periodic asset/liability studies and quarterly investment portfolio reviews.

The pension plans asset allocations were:

	Percentage of Pension Plan Assets
	December 31,
	2006	2005
Asset Category:

Equity securities	27.1%	27.0%
Debt securities	49.1	51.0
Limited partnerships	18.7	10.3
Other	5.1	11.7

Total	100.0%	100.0%

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents the estimated amounts to be recognized from accumulated other comprehensive income into net periodic benefit cost during 2007.

	Pension Benefits	Other Postretirement Benefits
(In millions)
Amortization of net actuarial loss	$2	$1
Amortization of prior service cost	5

Total estimated amounts to be recognized	$7	$1

December 31, 2006	Other Postretirement Benefits
(In millions)
Information for SFAS No. 109 purposes (before Drug Subsidy):
Before SFAS No. 158:
Accrued	$(204)
Expense	(23)
Disbursements	12

Total accrued	$(215)

Before SFAS No. 158:
Benefit obligation at end of year	$(229)

The Company projects expected future minimum benefit payments as follows:

Expected future benefit payments	Pension Benefits	Other Postretirement Benefit Plans	Less Medicare Drug Subsidy	Net
(In millions)
2007	$60	$14	$2	$12
2008	61	15	2	13
2009	62	15	2	13
2010	63	16	2	14
2011	65	17	2	15
2012 – 2016	341	94	9	85

	$652	$171	$19	$152

The Company expects to contribute $4 million to its pension plans and $14 million to its other postretirement benefit plans in 2007.

Profit Sharing—The Company has a Profit Sharing Plan for hourly employees. Company contributions under this plan are based on the Company’s performance with a maximum contribution of 15% of participants’ earnings. Contributions for 2006, 2005 and 2004 were $9 million, $9 million and $9 million, respectively.

Savings Plan—The Company sponsors an Employees Savings Plan for salaried employees. The Company provides a matching contribution of 100% of the first 3% of pay contributed and 50% of the next 2% of pay contributed by employees. The Company contributions for 2006, 2005 and 2004 were $4 million, $4 million and $4 million, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock Option Plan—In February of 2002, Loews shareholders approved the Carolina Group 2002 Stock Option Plan (the “Carolina Group Plan”) in connection with the issuance of Carolina Group stock for the benefit of Lorillard employees. The aggregate number of shares of Carolina Group stock for which options or SARs may be granted under the Carolina Group Plan is 1,500,000 shares; and the maximum number of shares of Carolina Group stock with respect to which options or SARs may be granted to any individual in any calendar year is 200,000 shares. The exercise price per share may not be less than the fair value of the stock on the date of the grant. Generally, options and SARs vest ratably over a four-year period and expire in ten years.

A summary of the stock option and SAR transactions for the Carolina Group Plan follows:

	2006		2005
	Number of Awards	Weighted Average Exercise Price	Number of Awards	Weighted Average Exercise Price
Awards outstanding, January 1	536,572	$28.526	560,000	$25.230
Granted	202,000	50.234	212,000	34.164
Exercised	(134,128)	27.008	(224,428)	25.684
Canceled	(22,750)	33.045	(11,000)	27.403

Awards outstanding, December 31	581,694	36.237	536,572	28.526

Awards exercisable, December 31	97,684	$27.695	45,310	$25.697

Shares available for grant, December 31	557,500		736,750

The following table summarizes information about stock options and SARs outstanding in connection with the Carolina Group Plan at December 31, 2006:

	Awards Outstanding			Awards Exercisable
Range of exercise prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$ 22.740 – 27.990	187,566	6.6	$24.324	48,566	$23.990
28.000 – 34.990	154,065	7.5	31.878	42,870	30.209
35.000 – 44.990	42,063	8.0	39.250	6,248	39.250
45.000 – 55.350	198,000	9.1	50.275

During 2006, Loews awarded SARs totaling 202,000 shares. In accordance with the Carolina Group Plan, Loews has the ability to settle SARs in shares or cash and has the intention to settle in shares. The SARs balance at December 31, 2006 was 198,000 shares with 4,000 shares forfeited during 2006.

The weighted average remaining contractual term of awards outstanding and exercisable as of December 31, 2006, was 7.8 years and 6.4 years. The aggregate intrinsic value of awards outstanding and exercisable at December 31, 2006 was $16 million and $4 million. The total intrinsic value of awards exercised during the year ended December 31, 2006 was $3 million.

Effective January 1, 2006, Loews adopted SFAS No. 123R using the modified prospective transition method. Loews applied the transition method in calculating its pool of excess tax benefits available to absorb future tax deficiencies as provided by FSP FAS 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards.”

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company recorded stock-based compensation expense of $1 million related to the Carolina Group Plan during 2006. The related income tax benefits recognized were approximately $400,000. At December 31, 2006, the compensation cost related to nonvested awards not yet recognized was $3 million, and the weighted average period over which it is expected to be recognized is 1.6 years.

Prior to the adoption of SFAS No. 123R, Loews elected to follow Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” and related interpretations in accounting for its employee stock options and awards. Under APB No. 25, no compensation expense was recognized when the exercise prices of options equaled the fair value (market price) of the underlying stock on the date of grant. SFAS No. 123, “Accounting for Stock-Based Compensation,” required disclosure of pro forma information regarding option grants made to employees. SFAS No. 123 specified certain valuation techniques that produced estimated compensation charges for purposes of valuing stock option grants. These amounts were not included in the Company’s Statements of Consolidated Income, in accordance with APB No. 25. The pro forma net income would have been reduced by approximately $500,000 for 2005 and approximately $400,000 for 2004.

The fair value of granted options and SARs for the Carolina Group Plan was estimated at the grant date using the Black-Scholes pricing model with the following assumptions and results:

Year Ended December 31	2006	2005	2004
Expected dividend yield	3.6%	5.4%	7.1%
Expected volatility	31.4%	31.2%	30.1%
Weighted average risk-free interest rate	4.7%	3.9%	3.4%
Expected holding period (in years)	5.0	5.0	5.0
Weighted average fair value of awards	$12.28	$6.57	$3.75

9. Legal Proceedings and Commitments

Commitments

At December 31, 2006 and 2005, the Company had outstanding letters of credit of $2 million and $2 million, respectively. Those letters of credit act as a guarantee of payment to certain third parties in accordance with specific terms and conditions.

Legal Proceedings

Approximately 3,960 product liability cases are pending against cigarette manufacturers in the United States. Lorillard is a defendant in approximately 2,840 of these cases.

The pending product liability cases are composed of the following types of cases:

“Conventional product liability cases” are brought by individuals who allege cancer or other health effects caused by smoking cigarettes, by using smokeless tobacco products, by addiction to tobacco, or by exposure to environmental tobacco smoke. Approximately 1,285 cases are pending, including approximately 200 cases against Lorillard. The 1,285 cases include approximately 1,000 cases pending in a single West Virginia court that have been consolidated for trial. Lorillard is a defendant in approximately 75 of the approximately 1,000 consolidated West Virginia cases.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

“Flight Attendant cases” are brought by non-smoking flight attendants alleging injury from exposure to environmental smoke in the cabins of aircraft. Plaintiffs in these cases may not seek punitive damages for injuries that arose prior to January 15, 1997. Lorillard is a defendant in each of the approximately 2,625 pending Flight Attendant cases.

“Class action cases” are purported to be brought on behalf of large numbers of individuals for damages allegedly caused by smoking. Ten of these cases are pending against Lorillard. In one of these cases, Schwab v. Philip Morris USA, Inc., et al., the court has certified a nationwide class composed of purchasers of “light” cigarettes. Lorillard is not a defendant in approximately 35 additional “lights” class actions that are pending against other cigarette manufacturers.

“Reimbursement cases” are brought by or on behalf of entities who seek reimbursement of expenses incurred in providing health care to individuals who allegedly were injured by smoking. Plaintiffs in these cases have included the U.S. federal government, U.S. state and local governments, foreign governmental entities, hospitals or hospital districts, American Indian tribes, labor unions, private companies, and private citizens. Lorillard is a defendant in four of the six Reimbursement cases pending against cigarette manufacturers in the United States. Lorillard is a defendant in an additional case pending in Israel.

Included in this category is the suit filed by the federal government, United States of America v. Philip Morris USA, Inc., et al., that sought disgorgement and injunctive relief. During 2005, an appellate court ruled that the government may not seek disgorgement of profits. During August of 2006, the trial court issued its verdict and granted injunctive relief. The verdict did not award monetary damages. See Reimbursement Cases below.

Excluding the flight attendant and the consolidated West Virginia suits, approximately 330 product liability cases are pending against cigarette manufacturers in U.S. courts. Lorillard is a defendant in approximately 140 of the 330 cases.

In addition to the above, “Filter cases” are brought by individuals, including former employees of Lorillard, who seek damages resulting from alleged exposure to asbestos fibers that were incorporated into filter material used in one brand of cigarettes manufactured by Lorillard for a limited period of time ending almost 50 years ago. Lorillard is a defendant in approximately 30 such cases.

Plaintiffs assert a broad range of legal theories in these cases, including, among others, theories of negligence, fraud, misrepresentation, strict liability, breach of warranty, enterprise liability (including claims asserted under the federal Racketeering Influenced and Corrupt Organizations Act (“RICO”)), civil conspiracy, intentional infliction of harm, violation of consumer protection statutes, violation of antitrust statutes, injunctive relief, indemnity, restitution, unjust enrichment, public nuisance, claims based on antitrust laws and state consumer protection acts, and claims based on failure to warn of the harmful or addictive nature of tobacco products.

Plaintiffs in most of the cases seek unspecified amounts of compensatory damages and punitive damages, although some seek damages ranging into the billions of dollars. Plaintiffs in some of the cases seek treble damages, statutory damages, disgorgement of profits, equitable and injunctive relief, and medical monitoring, among other damages.

CONVENTIONAL PRODUCT LIABILITY CASES—Approximately 1,285 cases are pending against cigarette manufacturers in the United States. Lorillard is a defendant in approximately 200 of these cases.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Approximately 1,000 of the 1,285 cases are pending in a single West Virginia court in a consolidated proceeding known as West Virginia Individual Personal Injury Cases or “IPIC”. During the third quarter of 2006, the court dismissed Lorillard from approximately 800 IPIC cases because those plaintiffs had not submitted evidence that they had smoked a Lorillard product. These dismissals are not final and it is possible some or all of these 800 dismissals could be contested in subsequent appeals noticed by the plaintiffs. Following these dismissals, Lorillard is a defendant in approximately 75 of the 1,000 IPIC cases. The court has entered a trial plan to govern the cases, and the first phase of trial is scheduled to begin on March 17, 2008.

Since January 1, 2005, verdicts have been returned in ten cases. Lorillard was not a defendant in any of these cases. Defense verdicts were returned in eight of the ten trials, while juries found in favor of the plaintiffs and awarded damages in the two other cases. The defendants are pursuing appeals in both of these cases. In rulings addressing cases tried in earlier years, some appellate courts have reversed verdicts returned in favor of the plaintiffs while other judgments that awarded damages to smokers have been affirmed on appeal. Manufacturers have exhausted their appeals in nine Individual cases in recent years and have been required to pay damages to plaintiffs. Punitive damages were paid to the smokers in three of the nine cases. Lorillard was not a party to these nine matters.

Some cases against U.S. cigarette manufacturers are scheduled for trial during 2007 and beyond. Lorillard is a defendant in some of the cases scheduled for trial in 2007. The trial dates are subject to change.

FLIGHT ATTENDANT CASES—Approximately 2,625 Flight Attendant cases are pending. Lorillard and three other cigarette manufacturers are the defendants in each of these matters. These suits were filed as a result of a settlement agreement by the parties, including Lorillard, in Broin v. Philip Morris Companies, Inc., et al. (Circuit Court, Miami-Dade County, Florida, filed October 31, 1991), a class action brought on behalf of flight attendants claiming injury as a result of exposure to environmental tobacco smoke. The settlement agreement, among other things, permitted the plaintiff class members to file these individual suits. These individuals may not seek punitive damages for injuries that arose prior to January 15, 1997.

The judges that have presided over the cases that have been tried have relied upon an order entered during October of 2000 by the Circuit Court of Miami-Dade County, Florida. The October 2000 order has been construed by these judges as holding that the flight attendants are not required to prove the substantive liability elements of their claims for negligence, strict liability and breach of implied warranty in order to recover damages. The court further ruled that the trials of these suits are to address whether the plaintiffs’ alleged injuries were caused by their exposure to environmental tobacco smoke and, if so, the amount of damages to be awarded.

Lorillard has been a defendant in each of the seven flight attendant cases in which verdicts have been returned. Defendants have prevailed in six of the seven trials. In the single trial decided for the plaintiff, the jury awarded $6 million in damages. The court, however, reduced this award to $500,000. This verdict, as reduced by the trial court, was affirmed on appeal and the defendants have paid the award. Lorillard’s share of the judgment in this matter, including interest, was approximately $100,000. In one of the six cases in which a defense verdict was returned, the court granted plaintiff’s motion for new trial and, following appeal, the case has been returned to the trial court for a second trial that has not been scheduled. In another of the cases in which a defense verdict was returned, plaintiff has appealed.

None of the flight attendant cases are scheduled for trial. Trial dates are subject to change.

CLASS ACTION CASES—Lorillard is a defendant in ten pending cases. In most of the pending cases, plaintiffs seek class certification on behalf of groups of cigarette smokers, or the estates of deceased cigarette smokers, who reside in the state in which the case was filed. One of the cases in which Lorillard is a defendant,

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Schwab v. Philip Morris USA, Inc., et al., is a purported national class action on behalf of purchasers of “light” cigarettes in which plaintiffs’ claims are based on defendants’ alleged RICO violations. Lorillard is not a defendant in approximately 35 additional class action cases in which plaintiffs assert claims on behalf of smokers or purchasers of “light” cigarettes. These cases are discussed below.

Cigarette manufacturers, including Lorillard, have defeated motions for class certification in a total of 35 cases, 13 of which were in state court and 22 of which were in federal court. Motions for class certification have also been ruled upon in some of the “lights” cases or in other class actions to which Lorillard was not a party. In some of these cases, courts have denied class certification to the plaintiffs, while classes have been certified in other matters.

The Engle Case—During 2006, the Florida Supreme Court issued rulings in the case of Engle v. R.J. Reynolds Tobacco Co., et al. (Circuit Court, Miami-Dade County, Florida, filed May 5, 1994), that affirmed the 2003 holding of an intermediate appellate court vacating the $145.0 billion punitive damages award, including approximately $16.3 billion against Lorillard. Prior to trial, Engle was certified as a class action on behalf of Florida residents, and survivors of Florida residents, who were injured or died from medical conditions allegedly caused by addiction to cigarettes, and the trial was governed by a three-phase trial plan. The Florida Supreme Court determined that the case could not proceed further as a class action and decertified the class. However, the Florida Supreme Court ruling permits members of the now-decertified class a period of one year to file individual claims, including claims for punitive damages. This one-year period expires during January of 2008. The Florida Supreme Court held that these individual plaintiffs are entitled to rely on some of the jury’s findings in favor of the plaintiffs in the first phase of the Engle trial on a number of issues, including, among other things, that smoking cigarettes causes a number of diseases; that cigarettes are addictive or dependence-producing; and that the defendants, including Lorillard, were negligent, breached express and implied warranties, placed cigarettes on the market that were defective and unreasonably dangerous, and concealed or conspired to conceal the risks of smoking. The 2006 decision by the Florida Supreme Court also reinstated the actual damages awarded during 2000 to two of the three individuals whose claims were heard during the second phase of trial. These awards totaled approximately $3 million to one smoker and $4 million to the second, and bear interest at the rate of 10.0% per year. Lorillard’s share of either of these verdicts, if any, has not been determined. The Florida Supreme Court has formally concluded its consideration of Engle, but the opportunity for either the plaintiffs or the defendants to seek review of the case by the U.S. Supreme Court has not expired. Plaintiffs have filed a motion in a Florida trial court seeking an order to publish notice, at defendants’ expense, to former class members regarding the one-year period for filing individual claims.

Florida enacted legislation that limits the amount of an appellate bond required to be posted in order to stay execution of a judgment for punitive damages in a certified class action. While Lorillard believes this legislation is valid and that any challenges to the possible application or constitutionality of this legislation would fail, Lorillard entered into an agreement with the plaintiffs during May of 2001 in which it contributed $200 million to a fund held for the benefit of the Engle plaintiffs (the “Engle Agreement”). The $200 million contribution included the $100 million that Lorillard posted as collateral for the appellate bond. Accordingly, Lorillard recorded a pretax charge of $200 million in the year ended December 31, 2001. Two other defendants executed agreements with the plaintiffs that were similar to Lorillard’s. As a result, the class agreed to a stay of execution, with respect to Lorillard and the two other defendants on its punitive damages judgment until appellate review is completed, including any review by the U.S. Supreme Court.

The Engle Agreement provides that in the event that Lorillard, Inc.’s balance sheet net worth falls below $921 million (as determined in accordance with generally accepted accounting principles in effect as of July 14, 2000), the stay granted in favor of Lorillard in the Engle Agreement would terminate and the class would be free to challenge the Florida legislation. As of December 31, 2006, Lorillard, Inc. had a balance sheet net worth of

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

approximately $1.3 billion. In addition, the Engle Agreement requires Lorillard to obtain the written consent of class counsel or the court prior to selling any trademark of or formula comprising a cigarette brand having a U.S. market share of 0.5% or more during the preceding calendar year. The Engle Agreement also requires Lorillard to obtain the written consent of the Engle class counsel or the court to license to a third party the right to manufacture or sell such a cigarette brand unless the cigarettes to be manufactured under the license will be sold by Lorillard.

The Scott case—Another class action pending against Lorillard is Scott v. The American Tobacco Company, et al. (District Court, Orleans Parish, Louisiana, filed May 24, 1996). During 1997, the court certified a class composed of certain cigarette smokers resident in the State of Louisiana who desire to participate in medical monitoring or smoking cessation programs and who began smoking prior to September 1, 1988, or who began smoking prior to May 24, 1996 and allege that defendants undermined compliance with the warnings on cigarette packages.

Trial in Scott was heard in two phases. While the jury in its July 2003 Phase I verdict rejected medical monitoring, the primary relief requested by plaintiffs, it returned sufficient findings in favor of the class to proceed to a Phase II trial on plaintiffs’ request for a state-wide smoking cessation program.

During May of 2004, the jury returned its verdict in the trial’s second phase and awarded approximately $591 million to fund cessation programs for Louisiana smokers. The court’s final judgment, entered during June of 2004, reflects the jury’s award of damages and also awarded prejudgment interest. During February of 2007, the Louisiana Court of Appeal issued a ruling that, among other things, reduced the amount of the award by approximately $312 million; struck the award of prejudgment interest, which totaled approximately $440 million as of December 31, 2006; and ruled that the only class members who are eligible to participate in the smoking cessation program are those who began smoking by September 1, 1988, and whose claims accrued by September 1, 1988. The Louisiana Court of Appeal has returned the case to the trial court, for further proceedings. Lorillard’s share of any judgment has not been determined. It is possible that the parties will seek further review of this decision.

The parties filed a stipulation in the trial court agreeing that an article of the Louisiana Code of Civil Procedure, and a Louisiana statute governing the amount of appellate bonds in civil cases involving a signatory to the Master Settlement Agreement, required that the amount of the bond for the appeal be set at $50 million for all defendants collectively. The parties further agreed that the plaintiffs have full reservations of rights to contest in the trial court, at a later date, the sufficiency or amount of the bond on any grounds. The trial court entered an order setting the amount of the bond at $50 million for all defendants. Defendants collectively posted a surety bond in that amount, of which Lorillard secured 25%, or $13 million. While Lorillard believes the limitation on the appeal bond amount is valid as required by Louisiana law, and that any challenges to the amount of the bond would fail, in the event of a successful challenge the amount of the appeal bond could be set as high as 150% of the judgment and judicial interest combined. If such an event occurred, Lorillard’s share of the appeal bond has not been determined.

Other Class Action Cases—Two additional cases are pending against Lorillard in which motions for class certification were granted. In one of them, Brown v. The American Tobacco Company, Inc., et al. (Superior Court, San Diego County, California, filed June 10, 1997), a California court granted defendants’ motion to decertify the class. The class decertification order has been affirmed on appeal, but the California Supreme Court has agreed to hear the case. The class originally certified in Brown was composed of residents of California who smoked at least one of defendants’ cigarettes between June 10, 1993 and April 23, 2001 and who were exposed to defendants’ marketing and advertising activities in California. In the second case, Daniels v. Philip Morris,

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Incorporated, et al. (Superior Court, San Diego County, California, filed August 2, 1998), the court granted defendants’ motion for summary judgment during 2002 and dismissed the case. Plaintiffs appealed, but the California Court of Appeal affirmed the dismissal during 2004. Plaintiffs are now pursuing an appeal to the California Supreme Court. Prior to the granting defendants’ motion for summary judgment, the court had certified a class composed of California residents who, while minors, smoked at least one cigarette between April of 1994 and December 31, 1999 and were exposed to defendants’ marketing and advertising activities in California. It is possible that either or both of these class certification rulings could be reinstated as a result of the pending appeals.

As discussed above, other cigarette manufacturers are defendants in approximately 35 cases in which plaintiffs’ claims are based on the allegedly fraudulent marketing of “lights” or “ultra-lights” cigarettes. Among those “lights” class actions in which Lorillard is not a defendant is the case of Price v. Philip Morris USA (Circuit Court, Madison County, Illinois, filed February 10, 2000). During March of 2003, the court returned a verdict in favor of the class and awarded it $7.1 billion in actual damages. The court also awarded $3.0 billion in punitive damages to the State of Illinois, which was not a party to the suit, and awarded plaintiffs’ counsel approximately $1.8 billion in fees and costs. During December of 2005, the Illinois Supreme Court vacated the damages awards, decertified the class, and ordered that the case be dismissed. The U.S. Supreme Court declined to review the case, and the Illinois trial court dismissed Price in favor of Philip Morris during December of 2006. The court has not ruled on the motion plaintiffs filed during January of 2007 that seeks an order vacating the dismissal. Price is the only “lights” class action to have been tried, although classes have been certified in some of the other pending matters.

The Schwab case—Lorillard is a defendant in one “lights” class action, Schwab v. Philip Morris USA, Inc., et al (U.S. District Court, Eastern District, New York, filed May 11, 2004). Plaintiffs in Schwab base their claims on defendants’ alleged violations of the RICO statute in the manufacture, marketing and sale of “lights” cigarettes. Plaintiffs have estimated damages to the class in the hundreds of billions of dollars. Any damages awarded to the plaintiffs based on defendants’ violation of the RICO statute would be trebled. During September of 2006, the court granted plaintiffs’ motion for class certification and certified a nationwide class action on behalf of purchasers of “light” cigarettes. The federal court of appeals has granted review of the class certification order, and it has ordered that no activity can proceed before the trial court until the appeal is concluded.

REIMBURSEMENT CASES—Although the cases settled by the State Settlement Agreements, as described below, are concluded, certain matters are pending against cigarette manufacturers. The pending cases include Reimbursement cases on file in U.S. courts, a Reimbursement case on file in Israel, and cases challenging the State Settlement Agreements. Lorillard is a defendant in four pending Reimbursement cases in the U.S. and has been named as a party to the case in Israel. The four cases pending against Lorillard are brought by a city government and a group of hospitals; a group of taxpayers; an Indian tribe; and the U.S. federal government.

U.S. Federal Government Action—During August of 2006, the U.S. District Court for the District of Columbia issued its final judgment and remedial order in the federal government’s reimbursement suit (United States of America v. Philip Morris USA, Inc., et al., U.S. District Court, District of Columbia, filed September 22, 1999). The verdict concluded a bench trial that began in September of 2004. Lorillard, other cigarette manufacturers, two parent companies and two trade associations are defendants in this action.

The court determined that the defendants, including Lorillard, violated certain provisions of the RICO statute, that there was a likelihood of present and future RICO violations, and that equitable relief was warranted. Plaintiff was not awarded monetary damages. The equitable relief included permanent injunctions that prohibit the defendants, including Lorillard from engaging in any act of racketeering, as defined under RICO; from

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

making any material false or deceptive statements concerning cigarettes; from making any express or implied statement about health on cigarette packaging or promotional materials (these prohibitions include a ban on using such descriptors as “low tar,” “light,” “ultra-light,” “mild,” or “natural”); and from making any statements that “low tar,” “light,” “ultra-light,” “mild,” or “natural” or low-nicotine cigarettes may result in a reduced risk of disease. The final judgment and remedial order also requires the defendants, including Lorillard, to make corrective statements on their websites, in certain media, in point-of-sale advertisements, and on cigarette package “onserts” concerning: the health effects of smoking; the addictiveness of smoking; that there are no significant health benefits to be gained by smoking “low tar,” “light,” “ultra-light,” “mild,” or “natural” cigarettes; that cigarette design has been manipulated to ensure optimum nicotine delivery to smokers; and that there are adverse effects from exposure to secondhand smoke. The test of these statements, which have not been determined, are subject to the court’s approval. The final judgment and remedial order also requires the defendants, including Lorillard, to maintain and to disclose documents on their internet websites and to continue to place documents in a document depository created in the case of State of Minnesota v. Philip Morris Inc., et al. The defendants, including Lorillard, were directed in the final judgment and remedial order to disclose “disaggregated” marketing data. If the final judgment and remedial order are not modified or vacated on appeal, the costs to Lorillard for compliance could exceed $10 million. Defendants have noticed an appeal from the final judgment and remedial order to the U.S. Court of Appeals for the District of Columbia Circuit. Defendants have received a stay of the judgment and remedial order from the District of Columbia Court of Appeal that will remain in effect while the appeal is proceeding. The government also has noticed an appeal from the final judgment. As a result of this appeal, it is possible that the District of Columbia Court of Appeals could reinstate certain of the government’s claims or damages. While trial was underway, the District of Columbia Court of Appeals ruled that plaintiff may not seek disgorgement of profits, but this appeal was interlocutory in nature and could be reconsidered in the present appeal. Prior to trial, the government had estimated that it was entitled to approximately $280.0 billion from the defendants for its disgorgement of profits claim. In addition, the government sought during trial more than $10.0 billion for the creation of nationwide smoking cessation, public education and counter-marketing programs. In its 2006 verdict, the trial court declined to award such relief. It is possible that these claims could be reinstated on appeal.

In another of the cases, a private insurer in Israel, Clalit Health Services, seeks damages for providing treatment to individuals allegedly injured by cigarette smoking in Israel (Clalit Health Services vs. Philip Morris, Inc., et al., District Court of Jerusalem, Israel). The case remains pending against Lorillard, other cigarette manufacturers, and other defendants.

SETTLEMENT OF STATE REIMBURSEMENT LITIGATION—On November 23, 1998, Lorillard, Philip Morris Incorporated, Brown & Williamson Tobacco Corporation and R.J. Reynolds Tobacco Company, the “Original Participating Manufacturers,” entered into a Master Settlement Agreement (“MSA”) with 46 states, the District of Columbia, the Commonwealth of Puerto Rico, Guam, the U.S. Virgin Islands, American Samoa and the Commonwealth of the Northern Mariana Islands to settle the asserted and unasserted health care cost recovery and certain other claims of those states. These settling entities are generally referred to as the “Settling States.” The Original Participating Manufacturers had previously settled similar claims brought by Mississippi, Florida, Texas and Minnesota, which together with the Master Settlement Agreement are generally referred to as the “State Settlement Agreements.”

The State Settlement Agreements provide that the agreements are not admissions, concessions or evidence of any liability or wrongdoing on the part of any party, and were entered into by the Original Participating Manufacturers to avoid the further expense, inconvenience, burden and uncertainty of litigation.

Lorillard recorded pretax charges of $911 million, $876 million and $846 million ($560 million, $537 million and $523 million after taxes), for the years ended December 31, 2006, 2005 and 2004, respectively, to

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

accrue its obligations under the State Settlement Agreements. Lorillard’s portion of ongoing adjusted payments and legal fees is based on its share of domestic cigarette shipments in the year preceding that in which the payment is due. Accordingly, Lorillard records its portions of ongoing settlement payments as part of cost of manufactured products sold as the related sales occur.

The State Settlement Agreements require that the domestic tobacco industry make annual payments in the following amounts, subject to adjustment for several factors, including inflation, market share and industry volume: $8.4 billion through 2007 and $9.4 billion thereafter. In addition, the domestic tobacco industry is required to pay settling plaintiffs’ attorneys’ fees, subject to an annual cap of $500 million, as well as an additional amount of up to $125 million in each year through 2008. These payment obligations are the several and not joint obligations of each settling defendant.

The State Settlement Agreements also include provisions relating to significant advertising and marketing restrictions, public disclosure of certain industry documents, limitations on challenges to tobacco control and underage use laws, and other provisions. Lorillard and the other Original Participating Manufacturers have notified the States that they intend to seek an adjustment in the amount of payments made in 2003 pursuant to a provision in the MSA that permits such adjustment if the companies can prove that the MSA was a significant factor in their loss of market share to companies not participating in the MSA and that the States failed to diligently enforce certain statutes passed in connection with the MSA. If the Original Participating Manufacturers are ultimately successful, any adjustment would be reflected as a credit against future payments by the Original Participating Manufacturers under the agreement.

From time to time, lawsuits have been brought against Lorillard and other participating manufacturers to the MSA, or against one or more of the states, challenging the validity of that agreement on certain grounds, including as a violation of the antitrust laws. Lorillard is a defendant in one such case, which has been dismissed by the trial court but has been appealed by the plaintiffs. Lorillard understands that additional such cases are proceeding against other defendants.

In addition, in connection with the MSA, the Original Participating Manufacturers entered into an agreement to establish a $5.2 billion trust fund payable between 1999 and 2010 to compensate the tobacco growing communities in 14 states (the “Trust”). Payments to the Trust will no longer be required as a result of an assessment imposed under a new federal law repealing the federal supply management program for tobacco growers, although the states of Maryland and Pennsylvania are contending that payments under the Trust should continue to growers in those states since the new federal law did not cover them, and the matter is being litigated. In 2005 other litigation was resolved over the Trust’s obligation to return payments made by the Original Participating Manufacturers in 2004 or withheld from payment to the Trust for the fourth quarter of 2004, when the North Carolina Supreme Court ruled that such payments were due to the Trust. Lorillard’s share of payments into the Trust in 2004 was approximately $30 million and its share of the payment due for the last quarter of that year was approximately $10 million. Under the new law, enacted in October of 2004, tobacco quota holders and growers will be compensated with payments totaling $10.1 billion, funded by an assessment on tobacco manufacturers and importers. Payments to qualifying tobacco quota holders and growers commenced in 2005.

Lorillard believes that the State Settlement Agreements will materially adversely affect its cash flows and operating income in future years. The degree of the adverse impact will depend, among other things, on the rates of decline in U.S. cigarette sales in the premium price and discount price segments, Lorillard’s share of the domestic premium price and discount price cigarette segments, and the effect of any resulting cost advantage of manufacturers not subject to significant payment obligations under the State Settlement Agreements.

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

FILTER CASES—In addition to the above, claims have been brought against Lorillard by individuals who seek damages resulting from alleged exposure to asbestos fibers that were incorporated into filter material used in one brand of cigarettes manufactured by Lorillard for a limited period of time ending more than 50 years ago. Approximately 30 such matters are pending against Lorillard. Since January 1, 2005, Lorillard has paid, or has reached agreement to pay, a total of approximately $10 million in payments of judgments and settlements to finally resolve approximately 60 claims. No such cases have been tried since January 1, 2005. Trial dates are scheduled in some of the pending cases. Trial dates are subject to change.

TOBACCO-RELATED ANTITRUST CASES—Indirect Purchaser Suits—Approximately 30 antitrust suits were filed on behalf of putative classes of consumers in various state courts against Lorillard and its major competitors. The suits all alleged that the defendants entered into agreements to fix the wholesale prices of cigarettes in violation of state antitrust laws which permit indirect purchasers, such as retailers and consumers, to sue under price fixing or consumer fraud statutes. More than 20 states permit such suits. Lorillard was a defendant in all but one of these indirect purchaser cases. Three indirect purchaser suits in New York, Florida and Michigan, were dismissed by courts in their entirety and plaintiffs withdrew their appeals. The action in all other states except for New Mexico and Kansas, have been voluntarily dismissed.

In the Kansas case, the District Court of Seward County certified a class of Kansas indirect purchasers in 2002. The parties are in the process of litigating certain privilege issues. On July 14, 2006, the Court issued an order confirming that fact discovery is closed, with the exception of privilege issues that the Court determines, based on a Special Master’s report, justify further limited fact discovery. Expert discovery, as necessary, will take place later this year. No date has as yet been set by the Court for dispositive motions and trial.

A decision granting class certification in New Mexico was affirmed by the New Mexico Court of Appeals on February 8, 2005. As ordered by the Court, class notice was sent out on October 30, 2005. The New Mexico plaintiffs were permitted to rely on discovery produced in the Kansas case. On June 30, 2006, the New Mexico Court granted summary judgment to all defendants, and the suit was dismissed. An appeal was filed by the plaintiffs on August 14, 2006, and has not yet been heard.

Tobacco Growers Suit—DeLoach v. Philip Morris Inc., et al. (U.S. District Court, Middle District of North Carolina, filed February 16, 2000). On October 1, 2003, the Court approved a settlement by Lorillard with a class consisting of all persons holding a quota (the licenses that a farmer must either own or rent to sell the crop) to grow, and all domestic producers who sold flue-cured or burley tobacco at anytime from February 1996 to present. In addition to payments previously made, Lorillard has committed to buy 20 million pounds of domestic tobacco for each crop year through 2012. Pursuant to the terms of the settlement agreement, that obligation was subsequently extended until crop year 2014 as a result of the enactment of the Fair and Equitable Tobacco Reform Act of 2004.

Lorillard has also committed to purchase at least 35% of its annual total requirements for flue-cured and burley tobacco domestically for the same period. The other major domestic tobacco companies and the major leaf buyers were also defendants, and all of the defendants with the exception of R.J. Reynolds were parties to the settlement agreement entered on October 1, 2003. R.J. Reynolds subsequently entered into a settlement agreement with the class and that agreement was approved by the Court. Lorillard contended that the R.J. Reynolds settlement agreement triggered a clause in Lorillard’s settlement agreement that would substantially reduce Lorillard’s commitments to buy domestic tobacco. After Lorillard prevailed on an appeal related to the claimed reduction, the trial court ruled that the leaf commitment will be reduced for Lorillard by approximately 60%, effective in 2006.

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

MSA Federal Antitrust Suit—Sanders v. Lockyer, et al. (U.S. District Court, Northern District of California, filed June 9, 2004). Lorillard and the other major cigarette manufacturers, along with the Attorney General of the State of California, have been sued by a consumer purchaser of cigarettes in a putative class action alleging violations of the Sherman Act and California state antitrust and unfair competition laws. The plaintiff seeks treble damages of an unstated amount for the putative class as well as declaratory and injunctive relief. All claims are based on the assertion that the Master Settlement Agreement that Lorillard and the other cigarette manufacturer defendants entered into with the State of California and more than forty other states, together with certain implementing legislation enacted by California, constitute unlawful restraints of trade. On March 28, 2005 the defendants’ motion to dismiss the suit was granted. Plaintiffs appealed the dismissal to the Court of Appeals for the Ninth Circuit. Argument on the appeal is to be heard on February 15, 2007.

DEFENSES—Lorillard believes that it has valid defenses to the cases pending against it. Lorillard also believes it has valid bases for appeal of the adverse verdicts against it. While Lorillard intends to defend vigorously all tobacco products liability litigation, it is not possible to predict the outcome of any of this litigation. Litigation is subject to many uncertainties. Plaintiffs have prevailed in several cases, as noted above. It is possible that one or more of the pending actions could be decided unfavorably as to Lorillard or the other defendants. Lorillard may enter into discussions in an attempt to settle particular cases if it believes it is appropriate to do so.

Lorillard cannot predict the outcome of pending litigation. Some plaintiffs have been awarded damages from cigarette manufacturers at trial. While some of these awards have been overturned or reduced, other damages awards have been paid after the manufacturers have exhausted their appeals. These awards and other litigation activities against cigarette manufacturers continue to receive media attention. In addition, health issues related to tobacco products also continue to receive media attention. It is possible, for example, that the 2006 verdict in United States of America v. Philip Morris USA, Inc., et al., which made many adverse findings regarding the conduct of the defendants, including Lorillard, could form the basis of allegations by other plaintiffs or additional judicial findings against cigarette manufacturers. The 2006 decision by the Florida Supreme Court in Engle could lead to the filing of many new cases against cigarette manufacturers, including Lorillard. These events could have an adverse effect on the ability of Lorillard to prevail in smoking and health litigation and could influence the filing of new suits against Lorillard. Lorillard also cannot predict the type or extent of litigation that could be brought against it and other cigarette manufacturers in the future.

Except for the impact of the State Settlement Agreements as described above, management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of pending litigation and, therefore, no provision has been made in the Consolidated Financial Statements for any unfavorable outcome. It is possible that Lorillard’s results of operations or cash flows in a particular quarterly or annual period or its financial position could be materially adversely affected by an unfavorable outcome or settlement of certain pending litigation.

10. Related Party Transactions

Lorillard is a party to individual services agreements with Loews (“the Services Agreements”) pursuant to which Loews performs certain administrative, technical and ministerial services. Such services include internal auditing and cash management, in addition to advice and assistance with respect to preparation of tax returns and obtaining insurance coverage. Under the Services Agreements, the Company is required to reimburse Loews for (i) allocated personnel costs (such as salaries, employee benefits and payroll taxes) of the Loews personnel actually providing such services, and (ii) all out-of-pocket expenses related to the provision of such services. The Services Agreements may each be separately terminated at Lorillard’s option and at the option of Loews upon six months notice to either party. In addition, the Company has agreed to indemnify Loews for all claims and damages arising from provision of services by Loews under the Services Agreements unless due to the gross negligence or willful misconduct of Loews. The Company was charged approximately $800,000, $600,000, and $700,000 for these support functions during the years ended December 31, 2006, 2005 and 2004, respectively.

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Quarterly Financial Data (Unaudited)

2006 Quarter Ended	December 31	September 30	June 30	March 31
(In millions, except per share data)
Net sales	$937	$986	$977	$855
Gross profit	415	412	425	343
Net income	235	219	204	168

Net income per share	$1.35	$1.26	$1.17	$0.97

Number of shares outstanding	174.00	174.00	174.00	174.00

2005 Quarter Ended
Net sales	$916	$929	$928	$795
Gross profit	407	385	354	308
Net income	210	193	163	140

Net income per share	$1.21	$1.11	$0.94	$0.80

Number of shares outstanding	174.00	174.00	174.00	174.00

12. Subsequent Event

On [                    x, 2008], the Company split its common stock 1.74 million to 1. All share and per share information has been retroactively adjusted.

LORILLARD, INC. AND SUBSIDIARIES

CONSOLIDATED CONDENSED BALANCE SHEETS

(UNAUDITED)

	September 30, 2007	December 31, 2006
(In millions, except per share data)
Assets:
Cash and cash equivalents	$1,393	$1,128
Marketable securities	150	399
Trade receivables, less allowance of $2 and $5	14	16
Inventories	214	183
Deferred income taxes	441	389

Total current assets	2,212	2,115

Plant and equipment—net	208	196
Prepaid pension assets	98	92
Other investments	259	226
Deferred taxes and other assets	123	130

Total assets	$2,900	$2,759

Liabilities and Shareholder’s Equity:
Accounts and drafts payable	$20	$38
Accrued liabilities	218	233
Settlement costs	844	803
Income taxes	153	77

Total current liabilities	1,235	1,151

Settlement costs	16	14
Postretirement pension, medical and life insurance benefits	290	298
Other noncurrent liabilities	75	1

Total liabilities	1,616	1,464

Commitments and Contingent Liabilities (Notes 7, 8 and 9)

Shareholder’s Equity:
Common stock, authorized, issued and outstanding—174 shares; par value—$.01 per share	2	2
Additional paid-in capital	216	213
Earnings retained in the business	1,162	1,179
Accumulated other comprehensive income	(96)	(99)

Total shareholder’s equity	1,284	1,295

Total liabilities and shareholder’s equity	$2,900	$2,759

See Notes to Consolidated Condensed Financial Statements

LORILLARD, INC. AND SUBSIDIARIES

CONSOLIDATED CONDENSED STATEMENTS OF INCOME

(UNAUDITED)

	Nine Months Ended September 30,
	2007	2006
(In millions, except per share data)
Net sales (including excise taxes of $522 and $526)	$3,012	$2,818

Cost of sales	1,772	1,638

Gross profit	1,240	1,180

Selling, general and administrative	246	285

Operating income	994	895

Other income (expense), net	86	71

Income before income taxes	1,080	966

Income taxes	396	375

Net income	$684	$591

Earnings per share	$3.93	$3.40

Number of shares outstanding	174.00	174.00

See Notes to Consolidated Condensed Financial Statements

LORILLARD, INC. AND SUBSIDIARIES

CONSOLIDATED CONDENSED STATEMENTS OF SHAREHOLDER’S EQUITY

(UNAUDITED)

	Comprehensive Income (Loss)	Common Stock	Additional Paid-in Capital	Earnings Retained in the Business	Accumulated Other Comprehensive Income
(Dollars in millions)
Balance January 1, 2006, as previously reported		$—	$213	$1,136	$(9)
[1.7 million to 1 stock split]		2	(2)

Balance January 1, 2006, as adjusted		2	211	1,136	(9)
Comprehensive income:
Net income	$591			591
Other comprehensive losses, minimum pension liability	(3)				(3)

Comprehensive income	$588

Dividends paid				(564)
Stock-based compensation			2

Balance September 30, 2006		$2	$213	$1,163	$(12)

Balance January 1, 2007, as previously reported		$—	$215	$1,179	$(99)
Par value adjustment, Lorillard common stock
[1.7 million to 1 stock split]		2	(2)
Adjustment to initially apply FIN No. 48				(25)

Balance, January 1, 2007, as adjusted		2	213	1,154	(99)
Comprehensive income:
Net income	$684			684
Other comprehensive gains, minimum pension liability	3				3

Comprehensive income	$687

Dividends paid				(676)
Stock-based compensation			3

Balance September 30, 2007		$2	$216	$1,162	$(96)

See Notes to Consolidated Condensed Financial Statements

LORILLARD, INC. AND SUBSIDIARIES

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Nine Months Ended September 30,
	2007	2006
(In millions)
Cash flows from operating activities:

Net income	$684	$591
Adjustments to reconcile net cash provided by operating activities:
Depreciation and amortization	31	37
Deferred income taxes	(40)	6
Share-based compensation	1	1
Amortization of marketable securities	(19)	(18)
Investment income	(31)	(16)
Changes in operating assets and liabilities:
Accounts receivable	2	4
Inventories	(31)	(11)
Accounts payable and accrued liabilities	(33)	33
Settlement costs	43	(15)
Income taxes	119	23
Other assets	(1)	—
Postretirement health and life insurance benefits	(7)	—
Other	(2)	—

Net cash provided by operating activities	716	635

Cash flows from investing activities:

Purchases of marketable securities	(3,620)	(3,814)
Proceeds from sale of marketable securities	3,885	3,624
Additions to plant and equipment	(42)	(22)

Net cash provided by (used in) investing activities	223	(212)

Cash flows from financing activities:

Dividends paid	(676)	(564)
Excess tax benefits from share-based arrangements	2	1

Net cash used in financing activities	(674)	(563)

Change in cash and cash equivalents	265	(140)

Cash and cash equivalents, beginning of year	1,128	1,546

Cash and cash equivalents, end of period	$1,393	1,406

Cash paid for income taxes	$320	$345

See Notes to Consolidated Condensed Financial Statements

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

(Unaudited)

1. BASIS OF PRESENTATION

The consolidated condensed financial statements of Lorillard, Inc. and Subsidiaries (the “Company” or “Lorillard”), include the accounts of the Company and its subsidiaries after the elimination of intercompany accounts and transactions. The Company is a wholly owned subsidiary of Loews Corporation (“Loews”). The Company manages its operations on the basis of one reportable segment.

In the opinion of management, the accompanying consolidated condensed financial statements reflect all adjustments necessary to present fairly the consolidated financial position as of September 30, 2007 and the consolidated condensed statements of income and shareholder’s equity and of cash flows for the nine months ended September 30, 2007.

Results of operations for the first nine months reported herein are not necessarily indicative of results of operations for the entire year.

Reference is made to the consolidated financial statements and the notes thereto in the 2006 Annual Report to the Board of Directors and Shareholder, which should be read in conjunction with these consolidated condensed financial statements.

Cash equivalents and marketable securities—Unrealized gains and losses as of the balance sheet date are recorded as accumulated other comprehensive income in shareholder’s equity net of tax. At September 30, 2007 and December 31, 2006, unrealized gains and losses were less than $1 million.

The Company adopted Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109 on January 1, 2007, and recognized a liability for unrecognized tax benefits of approximately $25 million that was accounted for as a reduction to the January 1, 2007 balance of earnings retained in the business.

Accounting pronouncements not yet adopted—In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” effective for fiscal years beginning after November 15, 2007 (“SFAS 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The Company is currently evaluating the impact the adoption of SFAS No. 157 will have on the Company’s financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that adopting SFAS No. 159 will have on its results of operations and/or equity.

2. Inventories

Inventories are valued at the lower of cost, determined on a LIFO basis, or market and consisted of the following:

	September 30, 2007	December 31, 2006
(In millions)
Leaf tobacco	$158	$146
Manufactured stock	49	33
Materials and supplies	7	4

	$214	$183

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

If the average cost method of accounting was used, inventories would be greater by approximately $156 million at September 30, 2007 and December 31, 2006, respectively.

3. Plant and Equipment

Plant and equipment is stated at cost and consisted of the following:

	September 30, 2007	December 31, 2006
(In millions)
Land	$4	$4
Buildings	85	85
Equipment	558	520

Total	647	609
Accumulated depreciation	(439)	(413)

Plant and equipment-net	$208	$196

4. Accrued Liabilities

Accrued liabilities were as follows:

	September 30, 2007	December 31, 2006
(In millions)
Legal fees	$18	$20
Salaries and other compensation	17	17
Medical and other employee benefit plans	31	29
Consumer rebates	52	66
Sales promotion	23	23
Excise and other taxes	38	37
Other accrued liabilities	39	41

Total	$218	$233

5. Other Income (Expense), Net

The components of other income (expense), net are as follows:

	Nine months ended September 30,
	2007	2006
(In millions)
Interest income	$56	$55
Limited partnership equity income	31	17
Other	(1)	(1)

Other income (expense), net	$86	$71

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

6. Benefit Plans

The Company has defined benefit pension postretirement benefits, profit sharing and savings plans for eligible employees.

Net periodic benefit cost components were as follows:

	Pension Benefits		Other Postretirement Benefits
	September 30,		September 30,
Nine months ended	2007	2006	2007	2006
(In millions)
Service cost	$13	$14	$5	$4
Interest cost	39	37	9	8
Expected return on plan assets	(51)	(49)
Amortization of net loss	1	5		1
Amortization of prior service cost	4	4
Settlement costs				1

Net periodic benefit cost	$6	$11	$14	$14

7. Income Taxes

As discussed in Note 1, the Company adopted the provisions of FIN No. 48, “Accounting for Uncertainty in Income Taxes,” on January 1, 2007. As a result of the implementation of FIN No. 48, the Company recognized a decrease to beginning retained earnings on January 1, 2007 of $25 million. The total amount of unrecognized tax benefits as of the date of adoption was approximately $50 million. Included in the balance at January 1, 2007, were $50 million of tax positions that if recognized would affect the effective tax rate.

There were no significant adjustments for uncertain tax positions for the first nine months of the period ended September 30, 2007. However, in the fourth quarter ended December 31, 2007, the Company settled two state tax positions and reduced the balance of its liability by $30 million which includes interest of $5 million and penalties of $8 million.

The Company recognizes interest accrued related to unrecognized tax benefits and tax refund claims in other income (expense), net on the Consolidated Condensed Statements of Income. The Company recognizes penalties (if any) in income tax expense on the Consolidated Condensed Statements of Income. There was approximately $9 million accrued for the payment of interest and $12 million accrued for the payment of penalties at January 1, 2007.

8. Legal Proceedings and Commitments

Commitments

At September 30, 2007, the Company had outstanding letters of credit of $2 million. Those letters of credit act as a guarantee of payment to certain third parties in accordance with specific terms and conditions.

Legal Proceedings

Approximately 4,000 product liability cases are pending against cigarette manufacturers in the United States. Lorillard is a defendant in approximately 2,900 of these cases.

The pending product liability cases are comprised of the following types of cases:

“Conventional product liability cases” are brought by individuals who allege cancer or other health effects caused by smoking cigarettes, by using smokeless tobacco products, by addiction to tobacco, or by exposure to environmental tobacco smoke. Approximately 1,150 cases are pending, including approximately 140 cases

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

against Lorillard. The 1,150 cases include approximately 925 cases pending in a single West Virginia court that have been consolidated for trial. Lorillard is a defendant in approximately 70 of the approximately 925 consolidated West Virginia cases.

“Flight Attendant cases” are brought by non-smoking flight attendants alleging injury from exposure to environmental smoke in the cabins of aircraft. Plaintiffs in these cases may not seek punitive damages for injuries that arose prior to January 15, 1997. Lorillard is a defendant in each of the approximately 2,625 pending Flight Attendant cases.

“Class action cases” are purported to be brought on behalf of large numbers of individuals for damages allegedly caused by smoking. Ten of these cases are pending against Lorillard. Lorillard is also a defendant in approximately 140 cases filed by members of the former class in the Engle case; see “Class Actions Cases—The Engle progeny cases” below. In one of the cases pending against Lorillard, Schwab v. Philip Morris USA, Inc., et al., the court has certified a nationwide class composed of purchasers of “light” cigarettes. Lorillard is not a defendant in approximately 25 additional “lights” class actions that are pending against other cigarette manufacturers.

“Reimbursement cases” are brought by or on behalf of entities who seek reimbursement of expenses incurred in providing health care to individuals who allegedly were injured by smoking. Plaintiffs in these cases have included the U.S. federal government, U.S. state and local governments, foreign governmental entities, hospitals or hospital districts, American Indian tribes, labor unions, private companies, and private citizens. Three such cases are pending against Lorillard and other cigarette manufacturers in the United States and one such case is pending in Israel.

Included in this category is the suit filed by the federal government, United States of America v. Philip Morris USA, Inc., et al., that sought disgorgement of profits and injunctive relief. During 2005, an appellate court ruled that the government may not seek disgorgement of profits. During August of 2006, the trial court issued its verdict and granted injunctive relief. The verdict did not award monetary damages. See Reimbursement Cases below.

In addition to the above, “filter cases” are brought by individuals, including former employees of Lorillard, who seek damages resulting from their alleged exposure to asbestos fibers that were incorporated into filter material used in one brand of cigarettes manufactured by Lorillard for a limited period of time ending more than 50 years ago. Lorillard is a defendant in approximately 25 such cases.

Plaintiffs assert a broad range of legal theories in these cases, including, among others, theories of negligence, fraud, misrepresentation, strict liability, breach of warranty, enterprise liability (including claims asserted under the federal Racketeering Influenced and Corrupt Organizations Act (“RICO”)), civil conspiracy, intentional infliction of harm, violation of consumer protection statutes, violation of antitrust statutes, injunctive relief, indemnity, restitution, unjust enrichment, public nuisance, claims based on antitrust laws and state consumer protection acts, and claims based on failure to warn of the harmful or addictive nature of tobacco products.

Plaintiffs in most of the cases seek unspecified amounts of compensatory damages and punitive damages, although some seek damages ranging into the billions of dollars. Plaintiffs in some of the cases seek treble damages, statutory damages, disgorgement of profits, equitable and injunctive relief, and medical monitoring, among other damages.

LORILLARD, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

CONVENTIONAL PRODUCT LIABILITY CASES—Approximately 1,150 cases are pending against cigarette manufacturers in the United States. Lorillard is a defendant in approximately 140 of these cases.

Approximately 925 of the 1,150 cases are pending in a single West Virginia court in a consolidated proceeding known as West Virginia Individual Personal Injury Cases or “IPIC”. During the third quarter of 2006, the court dismissed Lorillard from approximately 800 IPIC cases because those plaintiffs had not submitted evidence that they had smoked a Lorillard product. These dismissals are not final and it is possible some or all of these 800 dismissals could be contested in subsequent appeals noticed by the plaintiffs. Following these dismissals, Lorillard is a defendant in approximately 70 of the 925 IPIC cases. The court has entered a trial plan to govern the cases, and the first phase of the consolidated trial is scheduled to begin on March 17, 2008. Defendants have sought review of the trial plan by the West Virginia Supreme Court of Appeals.

Since January 1, 2005, verdicts have been returned in eleven cases. Lorillard was not a defendant in any of these trials. Defense verdicts were returned in eight of the eleven trials, while juries found in favor of the plaintiffs and awarded damages in the three other cases. The defendants are pursuing appeals in two of these cases and post-verdict activity has not been completed in the third. In rulings addressing cases tried in earlier years, some appellate courts have reversed verdicts returned in favor of the plaintiffs while other judgments that awarded damages to smokers have been affirmed on appeal. Manufacturers have exhausted their appeals and have been required to pay damages to plaintiffs in nine individual cases in recent years. Punitive damages were paid to the smokers in three of the nine cases. Lorillard was not a party to these nine matters.

No case is scheduled for trial during the remainder of 2007, although trial dates for 2008 and beyond are set in some matters. Lorillard is a defendant in three cases that are scheduled for trial in 2008. The trial dates are subject to change.

FLIGHT ATTENDANT CASES—Approximately 2,625 Flight Attendant cases are pending. Lorillard and three other cigarette manufacturers are the defendants in each of these matters. These suits were filed as a result of a settlement agreement by the parties, including Lorillard, in Broin v. Philip Morris Companies, Inc., et al. (Circuit Court, Miami-Dade County, Florida, filed October 31, 1991), a class action brought on behalf of flight attendants claiming injury as a result of exposure to environmental tobacco smoke. The settlement agreement, among other things, permitted the plaintiff class members to file these individual suits. These individuals may not seek punitive damages for injuries that arose prior to January 15, 1997.

The judges that have presided over the cases that have been tried have relied upon an order entered during October of 2000 by the Circuit Court of Miami-Dade County, Florida. The October 2000 order has been construed by these judges as holding that the flight attendants are not required to prove the substantive liability elements of their claims for negligence, strict liability and breach of implied warranty in order to recover damages. The court further ruled that the trials of these suits are to address whether the plaintiffs’ alleged injuries were caused by their exposure to environmental tobacco smoke and, if so, the amount of damages to be awarded.

Lorillard has been a defendant in each of the seven Flight Attendant cases in which verdicts have been returned. Defendants have prevailed in six of the seven trials. In the single trial decided for the plaintiff, the jury awarded $6 million in damages. The court, however, reduced this award to $500,000. This verdict, as reduced by the trial court, was affirmed on appeal and the defendants have paid the award. Lorillard’s share of the judgment in this matter, including interest, was approximately $100,000. In addition, Lorillard has paid its share of the attorneys’ fees, costs and interest awarded to the plaintiff’s counsel in this matter. In one of the six cases in which a defense verdict was returned, the court granted plaintiff’s motion for a new trial and, following appeal, the case has been returned to the trial court for a second trial that has not been scheduled. The five remaining cases in which defense verdicts were returned are concluded.

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A trial date is scheduled in two of the Flight Attendant cases. Trial dates are subject to change.

CLASS ACTION CASES—Lorillard is a defendant in ten pending cases. In most of the pending cases, plaintiffs seek class certification on behalf of groups of cigarette smokers, or the estates of deceased cigarette smokers, who reside in the state in which the case was filed. One of the cases in which Lorillard is a defendant, Schwab v. Philip Morris USA, Inc., et al., is a purported national class action on behalf of purchasers of “light” cigarettes in which plaintiffs’ claims are based on defendants’ alleged RICO violations. Lorillard is not a defendant in approximately 25 additional class action cases in which plaintiffs assert claims on behalf of smokers or purchasers of “light” cigarettes. These cases are discussed below.

Cigarette manufacturers, including Lorillard, have defeated motions for class certification in a total of 35 cases, 13 of which were in state court and 22 of which were in federal court. Motions for class certification have also been ruled upon in some of the “lights” cases or in other class actions to which Lorillard was not a party. In some of these cases, courts have denied class certification to the plaintiffs, while classes have been certified in other matters.

The Engle case—During 2006, the Florida Supreme Court issued rulings in the case of Engle v. R.J. Reynolds Tobacco Co., et al. (Circuit Court, Miami-Dade County, Florida, filed May 5, 1994), that affirmed the 2003 holding of an intermediate appellate court vacating the $145.0 billion punitive damages award, including approximately $16.3 billion against Lorillard. Prior to trial, Engle was certified as a class action on behalf of Florida residents, and survivors of Florida residents, who were injured or died from medical conditions allegedly caused by addiction to nicotine in cigarettes. The Florida Supreme Court determined that the case could not proceed further as a class action and ordered that the class is to be decertified.

The Florida Supreme Court’s 2006 decision also reinstated verdicts that had awarded damages to two of the three individuals whose claims were heard during the second phase of the Engle trial. These awards totaled approximately $3 million to one smoker and $4 million to the second, and bear interest at the rate of 10.0% per year. Both individuals have informed the court that they will not seek punitive damages. The court is expected to address the entry of judgment and an allocation of liability as to these two awards. Lorillard’s share of either of these verdicts, if any, has not been determined.

On October 1, 2007, the U.S. Supreme Court denied defendants petition for review of the Florida Supreme Court’s holdings that permit members of the Engle class to rely upon the jury’s first-phase verdict. The Supreme Court has not issued a ruling on defendants’ petition.

The Engle progeny cases: Although the Florida Supreme Court’s 2006 ruling ordered class decertification, it also permits members of the former class to file individual suits, including claims for punitive damages, within a one year period that is scheduled to expire during January of 2008. The Florida Supreme Court further held that these individual plaintiffs are entitled to rely on some of the jury’s findings on a number of issues in favor of the plaintiffs in the first phase of the Engle trial. These include, among other things, that smoking cigarettes causes a number of diseases; that cigarettes are addictive or dependence-producing; and that the defendants, including Lorillard, were negligent, breached express and implied warranties, placed cigarettes on the market that were defective and unreasonably dangerous, and concealed or conspired to conceal the risks of smoking.

Approximately 275 individuals who claim to be members of the Engle class have made claims against Lorillard based on the Florida Supreme Court’s ruling described above. In several instances, a single casa has been filed on behalf of multiple individuals. Several individuals have filed motions to intervene in the underlying

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Engle case in order to assert claims for damages and for a share of the funds paid as a result of the Engle Agreement, discussed below. It is not possible to estimate the number or ultimate outcomes of lawsuits that could be filed as a result of the Florida Supreme Court’s 2006 ruling.

The Engle agreement: Florida enacted legislation during the Engle trial that limits the amount of an appellate bond required to be posted in order to stay execution of a judgment for punitive damages in a certified class action. While Lorillard believes this legislation is valid and that any challenges to the possible application or constitutionality of this legislation would fail, Lorillard entered into an agreement with the plaintiffs during May of 2001 in which it contributed $200 million to a fund held for the benefit of the Engle plaintiffs (the “Engle Agreement”). As a result, the class agreed to a stay of execution with respect to Lorillard and the two other defendants on its punitive damages judgment until appellate final review is completed, including any review by the U.S. Supreme Court.

The Engle Agreement provides that in the event that Lorillard, Inc.’s balance sheet net worth falls below $921 million (as determined in accordance with generally accepted accounting principles in effect as of July 14, 2000), the stay granted in favor of Lorillard in the Engle Agreement would terminate and the class would be free to challenge the Florida legislation. As of September 30, 2007, Lorillard, Inc. had a balance sheet net worth of approximately $1.3 billion. In addition, the Engle Agreement requires Lorillard to obtain the written consent of class counsel or the court prior to selling any trademark of or formula comprising a cigarette brand having a U.S. market share of 0.5% or more during the preceding calendar year. The Engle Agreement also requires Lorillard to obtain the written consent of the Engle class counsel or the court to license to a third party the right to manufacture or sell such a cigarette brand unless the cigarettes to be manufactured under the license will be sold by Lorillard.

The Scott case—Another class action pending against Lorillard is Scott v. The American Tobacco Company, et al. (District Court, Orleans Parish, Louisiana, filed May 24, 1996). During 1997, the court certified a class composed of certain cigarette smokers resident in the State of Louisiana who desire to participate in medical monitoring or smoking cessation programs and who began smoking prior to September 1, 1988, or who began smoking prior to May 24, 1996 and allege that defendants undermined compliance with the warnings on cigarette packages.

Trial in Scott was heard in two phases. In its July 2003 Phase I verdict, the jury rejected medical monitoring, the primary relief requested by plaintiffs, and returned sufficient findings in favor of the class to proceed to a Phase II trial on plaintiffs’ request for a state-wide smoking cessation program.

During May of 2004, the jury awarded approximately $591 million to fund cessation programs for Louisiana smokers. The court subsequently awarded prejudgment interest. During February of 2007, the Louisiana Court of Appeal reduced the amount of the award by approximately $312 million; struck the award of prejudgment interest, which totaled approximately $440 million as of December 31, 2006; and limited class membership to individuals who began smoking by September 1, 1988, and whose claims accrued by September 1, 1988. The Louisiana Court of Appeal has returned the case to the trial court for further proceedings. Lorillard’s share of any judgment has not been determined. Both plaintiffs and defendants have petitioned the Louisiana Supreme Court to review the case. It is possible that interest could be assessed on any award to the class that survives appeal.

The parties filed a stipulation in the trial court agreeing that an article of Louisiana law required that the amount of the bond for the appeal be set at $50 million for all defendants collectively. The parties further agreed that the plaintiffs have full reservations of rights to contest in the trial court the sufficiency of the bond on any

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grounds. The trial court entered an order setting the amount of the bond at $50 million for all defendants. Defendants collectively posted a surety bond in that amount, of which Lorillard secured 25%, or $13 million. While Lorillard believes the limitation on the appeal bond amount is valid as required by Louisiana law, in the event of a successful challenge the amount of the appeal bond could be set as high as 150% of the judgment and judicial interest combined. If such an event occurred, Lorillard’s share of the appeal bond has not been determined.

Other class action cases—Two additional cases are pending against Lorillard in which motions for class certification were granted. In one of them, Brown v. The American Tobacco Company, Inc., et al. (Superior Court, San Diego County, California, filed June 10, 1997), a California court granted defendants’ motion to decertify the class. The class decertification order has been affirmed on appeal, but the California Supreme Court has agreed to hear the case. The class originally certified in Brown was composed of residents of California who smoked at least one of defendants’ cigarettes between June 10, 1993 and April 23, 2001 and who were exposed to defendants’ marketing and advertising activities in California. In the second case, Daniels v. Philip Morris, Incorporated, et al. (Superior Court, San Diego County, California, filed August 2, 1998), the court granted defendants’ motion for summary judgment during 2002 and dismissed the case. Both the California Court of Appeal and the California Supreme Court have affirmed Daniels’ dismissal. The U.S. Supreme Court has granted plaintiffs’ application to extend the deadline to file a petition for writ of certiorari, and plaintiffs’ petition is now due during December of 2007. Prior to granting defendants’ motion for summary judgment, the court had certified a class composed of California residents who, while minors, smoked at least one cigarette between April of 1994 and December 31, 1999 and were exposed to defendants’ marketing and advertising activities in California. It is possible that either or both of these class certification rulings could be reinstated as a result of the pending appeals.

As discussed above, other cigarette manufacturers are defendants in approximately 25 cases in which plaintiffs’ claims are based on the allegedly fraudulent marketing of “lights” or “ultra-lights” cigarettes. Among those “lights” class actions in which Lorillard is not a defendant is the case of Price v. Philip Morris USA (Circuit Court, Madison County, Illinois, filed February 10, 2000). During March of 2003, the court returned a verdict in favor of the class and awarded it $7.1 billion in actual damages. The court also awarded $3.0 billion in punitive damages to the State of Illinois, which was not a party to the suit, and awarded plaintiffs’ counsel approximately $1.8 billion in fees and costs. During December of 2005, the Illinois Supreme Court vacated the damages awards, decertified the class, and ordered that the case be dismissed. The U.S. Supreme Court declined to review the case, and the Illinois trial court dismissed Price during December of 2006. Price is the only “lights” class action to have been tried, although classes have been certified in some of the other pending matters.

The Schwab case—Lorillard is a defendant in one “lights” class action, Schwab v. Philip Morris USA, Inc., et al. (U.S. District Court, Eastern District, New York, filed May 11, 2004). Plaintiffs in Schwab base their claims on defendants’ alleged violations of the RICO statute in the manufacture, marketing and sale of “lights” cigarettes. Plaintiffs have estimated damages to the class in the hundreds of billions of dollars. Any damages awarded to the plaintiffs based on defendants’ violation of the RICO statute would be trebled. During September of 2006, the court granted plaintiffs’ motion for class certification and certified a nationwide class action on behalf of purchasers of “light” cigarettes. During July of 2007, the Second Circuit Court of Appeals heard defendants’ appeal of the class certification ruling. The court of appeals has prohibited activity before the trial court until the appeal is concluded.

REIMBURSEMENT CASES—Lorillard is a defendant in the three Reimbursement cases that are pending in the U.S. and it has been named as a party to the case in Israel.

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U.S. Federal Government Action—During August of 2006, the U.S. District Court for the District of Columbia issued its final judgment and remedial order in the federal government’s reimbursement suit (United States of America v. Philip Morris USA, Inc., et al., U.S. District Court, District of Columbia, filed September 22, 1999). The verdict concluded a bench trial that began in September of 2004. Lorillard, other cigarette manufacturers, two parent companies and two trade associations are defendants in this action.

In its 2006 verdict, the court determined that the defendants, including Lorillard, violated certain provisions of the RICO statute, that there was a likelihood of present and future RICO violations, and that equitable relief was warranted. The government was not awarded monetary damages. The equitable relief included permanent injunctions that prohibit the defendants, including Lorillard, from engaging in any act of racketeering, as defined under RICO; from making any material false or deceptive statements concerning cigarettes; from making any express or implied statement about health on cigarette packaging or promotional materials (these prohibitions include a ban on using such descriptors as “low tar,” “light,” “ultra-light,” “mild,” or “natural”) and from making any statements that “low tar,” “light,” “ultra-light,” “mild,” or “natural” or low-nicotine cigarettes may result in a reduced risk of disease. The final judgment and remedial order also requires the defendants, including Lorillard, to make corrective statements on their websites, in certain media, in point-of-sale advertisements, and on cigarette package “onserts” concerning: the health effects of smoking; the addictiveness of smoking; that there are no significant health benefits to be gained by smoking “low tar,” “light,” “ultra-light,” “mild,” or “natural” cigarettes; that cigarette design has been manipulated to ensure optimum nicotine delivery to smokers; and that there are adverse effects from exposure to secondhand smoke. If the final judgment and remedial order are not modified or vacated on appeal, the costs to Lorillard for compliance could exceed $10 million. Defendants have appealed to the U.S. Court of Appeals for the District of Columbia Circuit which has stayed the judgment and remedial order while the appeal is proceeding. The government also has noticed an appeal from the final judgment. While trial was underway, the District of Columbia Court of Appeals ruled that plaintiff may not seek disgorgement of profits, but this appeal was interlocutory in nature and could be reconsidered in the present appeal. Prior to trial, the government had estimated that it was entitled to approximately $280.0 billion from the defendants for its disgorgement of profits claim. In addition, the government sought during trial more than $10.0 billion for the creation of nationwide smoking cessation, public education and counter-marketing programs. In its 2006 verdict, the trial court declined to award such relief. It is possible that these claims could be reinstated on appeal.

SETTLEMENT OF STATE REIMBURSEMENT LITIGATION—On November 23, 1998, Lorillard, Philip Morris Incorporated, Brown & Williamson Tobacco Corporation and R.J. Reynolds Tobacco Company, the “Original Participating Manufacturers,” entered into a Master Settlement Agreement (“MSA”) with 46 states, the District of Columbia, the Commonwealth of Puerto Rico, Guam, the U.S. Virgin Islands, American Samoa and the Commonwealth of the Northern Mariana Islands to settle the asserted and unasserted health care cost recovery and certain other claims of those states. These settling entities are generally referred to as the “Settling States.” The Original Participating Manufacturers had previously settled similar claims brought by Mississippi, Florida, Texas and Minnesota, which together with the Master Settlement Agreement are generally referred to as the “State Settlement Agreements.”

The State Settlement Agreements provide that the agreements are not admissions, concessions or evidence of any liability or wrongdoing on the part of any party, and were entered into by the Original Participating Manufacturers to avoid the further expense, inconvenience, burden and uncertainty of litigation.

Lorillard recorded pretax charges of $801 and $696 million ($508 and $426 million after taxes) for the nine months ended September 30, 2007 and 2006, to accrue its obligations under the State Settlement Agreements. Lorillard’s portion of ongoing adjusted payments and legal fees is based on its share of domestic cigarette

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(Unaudited)

shipments in the year preceding that in which the payment is due. Accordingly, Lorillard records its portions of ongoing settlement payments as part of cost of manufactured products sold as the related sales occur.

The State Settlement Agreements require that the domestic tobacco industry make annual payments of $9.4 billion, subject to adjustment for several factors, including inflation, market share and industry volume. In addition, the domestic tobacco industry is required to pay settling plaintiffs’ attorneys’ fees, subject to an annual cap of $500 million, as well as an additional amount of up to $125 million in each year through 2008. These payment obligations are the several and not joint obligations of each settling defendant.

The State Settlement Agreements also include provisions relating to significant advertising and marketing restrictions, public disclosure of certain industry documents, limitations on challenges to tobacco control and underage use laws, and other provisions. Lorillard and the other Original Participating Manufacturers have notified the States that they intend to seek an adjustment in the amount of payments made in 2003 pursuant to a provision in the MSA that permits such adjustment if the companies can prove that the MSA was a significant factor in their loss of market share to companies not participating in the MSA and that the States failed to diligently enforce certain statutes passed in connection with the MSA. If the Original Participating Manufacturers are ultimately successful, any adjustment would be reflected as a credit against future payments by the Original Participating Manufacturers under the agreement.

From time to time, lawsuits have been brought against Lorillard and other participating manufacturers to the MSA, or against one or more of the states, challenging the validity of that agreement on certain grounds, including as a violation of the antitrust laws. Lorillard is a defendant in one such case, which has been dismissed by the trial court but has been appealed by the plaintiffs. Lorillard understands that additional such cases are proceeding against other defendants.

In addition, in connection with the MSA, the Original Participating Manufacturers entered into an agreement to establish a $5.2 billion trust fund payable between 1999 and 2010 to compensate the tobacco growing communities in 14 states (the “Trust”). Payments to the Trust will no longer be required as a result of an assessment imposed under a new federal law repealing the federal supply management program for tobacco growers, although the states of Maryland and Pennsylvania are contending that payments under the Trust should continue to growers in those states since the new federal law did not cover them, and the matter is being litigated. In 2005 other litigation was resolved over the Trust’s obligation to return payments made by the Original Participating Manufacturers in 2004 or withheld from payment to the Trust for the fourth quarter of 2004, when the North Carolina Supreme Court ruled that such payments were due to the Trust. Lorillard’s share of payments into the Trust in 2004 was approximately $30 million and its share of the payment due for the last quarter of that year was approximately $10 million. Under the new law, enacted in October of 2004, tobacco quota holders and growers will be compensated with payments totaling $10.1 billion, funded by an assessment on tobacco manufacturers and importers. Payments to qualifying tobacco quota holders and growers commenced in 2005.

Lorillard believes that the State Settlement Agreements will materially adversely affect its cash flows and operating income in future years. The degree of the adverse impact will depend, among other things, on the rates of decline in U.S. cigarette sales in the premium price and discount price segments, Lorillard’s share of the domestic premium price and discount price cigarette segments, and the effect of any resulting cost advantage of manufacturers not subject to significant payment obligations under the State Settlement Agreements.

FILTER CASES—In addition to the above, claims have been brought against Lorillard by individuals who seek damages resulting from alleged exposure to asbestos fibers that were incorporated into filter material used in one brand of cigarettes manufactured by Lorillard for a limited period of time ending almost 50 years ago.

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Approximately 25 such matters are pending against Lorillard. Since January 1, 2005, Lorillard has paid, or has reached agreement to pay, a total of approximately $16 million in payments of judgments and settlements to finally resolve approximately 65 claims. No such cases have been tried since January 1, 2005. Trial dates are scheduled in some of the pending cases. Trial dates are subject to change.

* * * * *

TOBACCO-RELATED ANTITRUST CASES—Indirect Purchaser Suits—Approximately 30 antitrust suits were filed on behalf of putative classes of consumers in various state courts against Lorillard and its major competitors. The suits all alleged that the defendants entered into agreements to fix the wholesale prices of cigarettes in violation of state antitrust laws which permit indirect purchasers, such as retailers and consumers, to sue under price fixing or consumer fraud statutes. More than 20 states permit such suits. Lorillard was a defendant in all but one of these indirect purchaser cases. Three indirect purchaser suits, in New York, Florida and Michigan, were dismissed by courts in their entirety and the plaintiffs withdrew their appeals. The actions in all other states except for New Mexico and Kansas, have been voluntarily dismissed.

In the Kansas case, the District Court of Seward County certified a class of Kansas indirect purchasers in 2002. The parties are in the process of litigating certain privilege issues. On July 14, 2006, the Court issued an order confirming that fact discovery is closed, with the exception of privilege issues that the Court determines, based on a Special Master’s report, justify further limited fact discovery. Expert discovery, as necessary, will take place later this year. No date has as yet been set by the Court for dispositive motions and trial.

A decision granting class certification in New Mexico was affirmed by the New Mexico Court of Appeals on February 8, 2005. As ordered by the Court, class notice was sent out on October 30, 2005. The New Mexico plaintiffs were permitted to rely on discovery produced in the Kansas case. On June 30, 2006, the New Mexico Court granted summary judgment to all defendants, and the suit was dismissed. An appeal was filed by the plaintiffs on August 14, 2006, and has not yet been heard.

MSA Federal Antitrust Suit—Sanders v. Lockyer, et al. (U.S. District Court, Northern District of California, filed June 9, 2004). Lorillard and the other major cigarette manufacturers, along with the Attorney General of the State of California, have been sued by a consumer purchaser of cigarettes in a putative class action alleging violations of the Sherman Act and California state antitrust and unfair competition laws. The plaintiff seeks treble damages of an unstated amount for the putative class as well as declaratory and injunctive relief. All claims are based on the assertion that the Master Settlement Agreement that Lorillard and the other cigarette manufacturer defendants entered into with the State of California and more than forty other states, together with certain implementing legislation enacted by California, constitute unlawful restraints of trade. On March 28, 2005 the defendants’ motion to dismiss the suit was granted. Plaintiffs appealed the dismissal to the Court of Appeals for the Ninth Circuit. Argument was held on February 15, 2007, and the Court of Appeals issued an opinion on September 26, 2007 affirming dismissal of the suit. Plaintiffs to date have not filed a petition seeking certiorari from the U.S. Supreme Court, but still have time to do so.

DEFENSES—Lorillard believes that it has valid defenses to the cases pending against it. Lorillard also believes it has valid bases for appeal should any adverse verdicts be returned against it. While Lorillard intends to defend vigorously all tobacco products liability litigation, it is not possible to predict the outcome of any of this litigation. Litigation is subject to many uncertainties. Plaintiffs have prevailed in several cases, as noted above. It is possible that one or more of the pending actions could be decided unfavorably as to Lorillard or the other defendants. Lorillard may enter into discussions in an attempt to settle particular cases if it believes it is appropriate to do so.

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Lorillard cannot predict the outcome of pending litigation. Some plaintiffs have been awarded damages from cigarette manufacturers at trial. While some of these awards have been overturned or reduced, other damages awards have been paid after the manufacturers have exhausted their appeals. These awards and other litigation activities against cigarette manufacturers continue to receive media attention. In addition, health issues related to tobacco products also continue to receive media attention. It is possible, for example, that the 2006 verdict in United States of America v. Philip Morris USA, Inc., et al., which made many adverse findings regarding the conduct of the defendants, including Lorillard, could form the basis of allegations by other plaintiffs or additional judicial findings against cigarette manufacturers. The 2006 decision by the Florida Supreme Court in Engle could lead to the filing of many additional new cases against cigarette manufacturers, including Lorillard. These events could have an adverse affect on the ability of Lorillard to prevail in smoking and health litigation and could influence the filing of new suits against Lorillard. Lorillard also cannot predict the type or extent of litigation that could be brought against it and other cigarette manufacturers in the future.

Except for the impact of the State Settlement Agreements as described above, management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of pending litigation and, therefore, no provision has been made in the condensed consolidated financial statements for any unfavorable outcome. It is possible that Lorillard’s results of operations or cash flows in a particular quarterly or annual period or its financial position could be materially adversely affected by an unfavorable outcome or settlement of certain pending litigation.

9. Subsequent Events

The Company paid a dividend of $494 million to Loews in October of 2007.

On                      , 2008, the Company split its common stock 1.74 million to 1. All share and per share information has been retroactively adjusted.

Lorillard is a defendant in a class action case brought by a certain group of cigarette smokers resident in the State of Louisiana that desire to participate in medical monitoring or smoking cessation programs and allege that defendants undermined compliance with the warnings on cigarette packages.

During February 2007, the Louisiana Supreme Court reduced the previously awarded amount of approximately $591 million, by $327 million, to fund cessation programs for Louisiana smokers, struck the award of prejudgement interest which totaled approximately $440 million as of December 31, 2006 and limited class membership to certain individuals. During January 2008, the court denied plaintiffs’ and defendants’ separate petition for review. Lorillard’s share of any judgment has not been determined. It is possible that post-judgment interest could be assessed on any award to the class that survives appeal. Lorillard has recorded a provision of $66 million ($46 million after tax) for this matter in the fourth quarter ended December 31, 2007.

Loews Corporation and Subsidiaries

Pro Forma Financial Information

The following consolidated pro forma balance sheets assume that the spin-off of Lorillard Common Stock to Carolina Group shareholders and the exchange of the remaining Lorillard Common Stock for Loews Common Stock occurred at September 30, 2007. The historical consolidated results of continuing operations for the years ended December 31, 2006, 2005 and 2004 and the nine months ended September 30, 2007 and 2006, have been adjusted to present Lorillard as a discontinued operation for all periods presented. The pro forma consolidated results of continuing operations per share of Loews Common Stock for the year ended December 31, 2006 and the nine months ended September 30, 2007 have been presented as if the Separation of Lorillard occurred at the beginning of the period presented, and the exchange of          million shares of Loews Common Stock for 65.45 million shares of Lorillard Common Stock has occurred.

Loews Corporation and Subsidiaries

Pro Forma Consolidated Statement of Income

For the year ended December 31, 2006

	Historical	Adjustments	Pro Forma
(In millions, except per share data)

Revenues:
Insurance premiums	$7,603	$—	$7,603
Net investment income	2,911	(104)	2,807
Investment gains (losses)	92	1	93
Gain on issuance of subsidiary stock	9	—	9
Manufactured products	3,962	(3,755)	207
Other	3,334	—	3,334

Total	17,911	(3,858)	14,053

Expenses:
Insurance claims and policyholders’ benefits	6,046	—	6,046
Amortization of deferred acquisition costs	1,534	—	1,534
Cost of manufactured products sold	2,262	(2,160)	102
Other operating expenses	3,306	(354)	2,952
Restructuring and other related charges	(13)	—	(13)
Interest	304	—	304

Total	13,439	(2,514)	10,925

	4,472	(1,344)	3,128

Income tax expense	1,451	(518)	933
Minority interest	504	—	504

Total	1,955	(518)	1,437

Income from continuing operations	$2,517	$(826)	$1,691

Income attributable to:
Loews common stock	$2,101		$1,691
Carolina Group Stock	416		—

Total	$2,517		$1,691

Basic and diluted income per Loews common share
Income from continuing operations	$3.80		$3.06

Basic and diluted income per Carolina Group share	$4.46		$—

Basic weighted average number of shares outstanding:
Loews common stock	552.68		552.68
Carolina Group stock	93.37		93.37

Diluted weighted average number of shares outstanding:
Loews common stock	553.54		553.54
Carolina Group stock	93.47		93.47

Income from continuing operations per Loews common share after Separation(1):
Basic
Diluted

Weighted average number of shares outstanding after Separation(1):
Basic
Diluted

(1)	Assuming the separation occurred on January 1, 2006, and the exchange of • shares of Loews common stock for 65.45 shares of Lorillard, Inc.

Loews Corporation and Subsidiaries

Pro Forma Consolidated Statement of Income

For the year ended December 31, 2005

	Historical	Adjustments	Pro Forma
(In millions, except per share data)
Revenues:
Insurance premiums	$7,569	$—	$7,569
Net investment income	2,099	(63)	2,036
Investment gains (losses)	(13)	2	(11)
Manufactured products	3,752	(3,568)	184
Other	2,611	(6)	2,605

Total	16,018	(3,635)	12,383

Expenses:
Insurance claims and policyholders’ benefits	6,999	—	6,999
Amortization of deferred acquisition costs	1,543	—	1,543
Cost of manufactured products sold	2,202	(2,114)	88
Other operating expenses	3,064	(369)	2,695
Interest	364	(1)	363

Total	14,172	(2,484)	11,688

	1,846	(1,151)	695

Income tax expense	490	(445)	45
Minority interest	163	—	163

Total	653	(445)	208

Income from continuing operations	$1,193	$(706)	$487

Income attributable to:
Loews common stock	$942		$487
Carolina Group Stock	251		—

Total	$1,193		$487

Basic and diluted income per Loews common share
Income from continuing operations	$1.69		$0.87

Basic and diluted income per Carolina Group share	$3.62		$—

Basic weighted average number of shares outstanding:
Loews common stock	557.10		557.10
Carolina Group stock	69.40		69.40

Diluted weighted average number of shares outstanding:
Loews common stock	557.96		557.96
Carolina Group stock	69.49		69.49

Loews Corporation and Subsidiaries

Pro Forma Consolidated Statement of Income

For the year ended December 31, 2004

	Historical	Adjustments	Pro Forma
(In millions, except per share data)
Revenues:
Insurance premiums	$8,205	$—	$8,205
Net investment income	1,875	(37)	1,838
Investment gains (losses)	(256)	(1)	(257)
Manufactured products	3,515	(3,348)	167
Other	1,898	—	1,898

Total	15,237	(3,386)	11,851

Expenses:
Insurance claims and policyholders’ benefits	6,445	—	6,445
Amortization of deferred acquisition costs	1,680	—	1,680
Cost of manufactured products sold	2,045	(1,966)	79
Other operating expenses	2,914	(381)	2,533
Interest	324	—	324

Total	13,408	(2,347)	11,061

	1,829	(1,039)	790

Income tax expense	536	(397)	139
Minority interest	57	—	57

Total	593	(397)	196

Income from continuing operations	$1,236	$(642)	$594

Income attributable to:
Loews common stock	$1,051		$594
Carolina Group Stock	185		—

Total	$1,236		$594

Basic and diluted income per Loews common share
Income from continuing operations	$1.89		$1.07

Basic and diluted income per Carolina Group share	$3.15		$—

Basic weighted average number of shares outstanding:
Loews common stock	556.50		556.50
Carolina Group stock	58.49		58.49

Diluted weighted average number of shares outstanding:
Loews common stock	556.93		556.93
Carolina Group stock	58.50		58.50

Loews Corporation and Subsidiaries

Pro Forma Consolidated Statement of Income

For the nine months ended September 30, 2007

	Historical	Adjustments	Pro Forma
(In millions)
Revenues:
Insurance premiums	$5,616	$—	$5,616
Net investment income	2,253	(87)	2,166
Investment gains (losses)	(180)	(3)	(183)
Gain on issuance of subsidiary stock	139	—	139
Manufactured products	3,148	(3,012)	136
Other	2,974	—	2,974

Total	13,950	(3,102)	10,848

Expenses:
Insurance claims and policyholders’ benefits	4,496	—	4,496
Amortization of deferred acquisition costs	1,137	—	1,137
Cost of manufactured products sold	1,839	(1,772)	67
Other operating expenses	2,603	(246)	2,357
Interest	234	(4)	230

Total	10,309	(2,022)	8,287

	3,641	(1,080)	2,561

Income tax expense	1,175	(396)	779
Minority interest	482	—	482

Total	1,657	(396)	1,261

Income from continuing operations	$1,984	$(684)	$1,300

Income attributable to:
Loews common stock	$1,579		$1,300
Carolina Group Stock	405		—

Total	$1,984		$1,300

Basic income per Loews common share:
Income from continuing operations	$2.94		$2.42

Diluted income per Loews common share:
Income from continuing operations	$2.93		$2.42

Basic and diluted income per Carolina Group share	$3.73		$—

Loews Corporation and Subsidiaries

Pro Forma Consolidated Statement of Income

For the nine months ended September 30, 2007

	Historical	Adjustments	Pro Forma
(In millions, except per share data)
Basic weighted average number of shares outstanding:
Loews common stock	536.53		536.53
Carolina Group stock	108.42		108.42

Diluted weighted average number of shares outstanding:
Loews common stock	537.71		537.71
Carolina Group stock	108.55		108.55

Income from continuing operations per Loews common share after Separation(1):
Basic
Diluted

Weighted average number of shares outstanding after Separation(1):
Basic
Diluted

(1)	Assuming the Separation occurred on January 1, 2007, and the exchange of shares of Loews common stock for 65.45 shares of Lorillard, Inc.

Loews Corporation and Subsidiaries

Pro Forma Consolidated Statement of Income

For the nine months ended September 30, 2006

	Historical	Adjustments	Pro Forma
(In millions, except per share data)
Revenues:
Insurance premiums	$5,704	$—	$5,704
Net investment income	2,039	(72)	1,967
Investment gains (losses)	(63)	1	(62)
Gain on issuance of subsidiary stock	9	—	9
Manufactured products	2,955	(2,818)	137
Other	2,385	—	2,385

Total	13,029	(2,889)	10,140

Expenses:
Insurance claims and policyholders’ benefits	4,446	—	4,446
Amortization of deferred acquisition costs	1,132	—	1,132
Cost of manufactured products sold	1,706	(1,638)	68
Other operating expenses	2,411	(285)	2,126
Restructuring and other related charges	(13)	—	(13)
Interest	224	—	224

Total	9,906	(1,923)	7,983

	3,123	(966)	2,157

Income tax expense	1,035	(375)	660
Minority interest	341	—	341

Total	1,376	(375)	1,001

Income from continuing operations	$1,747	$(591)	$1,156

Income attributable to:
Loews common stock	$1,468		$1,156
Carolina Group Stock	279		—

Total	$1,747		$1,156

Basic and diluted income per Loews common share:
Income from continuing operations	$2.64		$2.08

Basic and diluted income per Carolina Group share	$3.16		$—

Basic weighted average number of shares outstanding:
Loews common stock	554.45		554.45
Carolina Group stock	88.33		88.33

Diluted weighted average number of shares outstanding:
Loews common stock	555.26		555.26
Carolina Group stock	88.43		88.43

Loews Corporation and Subsidiaries

Pro Forma Consolidated Balance Sheet

December 31, 2006

	Historical	Adjustments	Pro Forma
(In millions)
Assets:

Investments	$53,889	$(1,768)	$52,121
Cash	134	(1)	133
Receivables	13,027	(16)	13,011
Property, plant and equipment	5,501	(196)	5,305
Deferred income taxes	621	(496)	125
Goodwill and other intangible assets	299	—	299
Assets of Lorillard, Inc.	—	2,759	2,759
Other assets	1,717	(282)	1,435
Deferred acquisition costs of insurance subsidiaries	1,190	—	1,190
Separate account business	503	—	503

Total assets	$76,881	$—	$76,881

Liabilities and Shareholders’ Equity:

Insurance reserves	$41,080	$—	$41,080
Payable for securities purchased	1,047	—	1,047
Collateral on loaned securities and derivatives	3,601	—	3,601
Short-term debt	5	—	5
Long-term debt	5,568	—	5,568
Reinsurance balances payable	539	—	539
Liabilities of Lorillard, Inc.	—	1,464	1,464
Other liabilities	5,140	(1,464)	3,676
Separate account business	503	—	503

Total liabilities	57,483	—	57,483
Minority interest	2,896	—	2,896
Shareholders’ equity	16,502	—	16,502

Total liabilities and shareholders’ equity	$76,881	$—	$76,881

Loews Corporation and Subsidiaries

Pro Forma Consolidated Balance Sheet

December 31, 2005

	Historical	Adjustments	Pro Forma
(In millions)
Assets:

Investments	$45,396	$(1,748)	$43,648
Cash	153	(2)	151
Receivables	15,544	(26)	15,518
Property, plant and equipment	4,952	(214)	4,738
Deferred income taxes	905	(428)	477
Goodwill and other intangible assets	297	—	297
Assets of Lorillard, Inc.	—	2,796	2,796
Other assets	1,910	(378)	1,532
Deferred acquisition costs of insurance subsidiaries	1,197	—	1,197
Separate account business	552	—	552

Total assets	$70,906	$—	$70,906

Liabilities and Shareholders’ Equity:

Insurance reserves	$42,436	$—	$42,436
Payable for securities purchased	402	—	402
Collateral on loaned securities and derivatives	767	—	767
Short-term debt	598	—	598
Long-term debt	4,609	—	4,609
Reinsurance balances payable	1,636	—	1,636
Liabilities of Lorillard, Inc.	—	1,456	1,456
Other liabilities	4,755	(1,456)	3,299
Separate account business	552	—	552

Total liabilities	55,755	—	55,755
Minority interest	2,059	—	2,059
Shareholders’ equity	13,092	—	13,092

Total liabilities and shareholders’ equity	$70,906	$—	$70,906

Loews Corporation and Subsidiaries

Pro Forma Consolidated Balance Sheet

December 31, 2004

	Historical	Adjustments	Pro Forma
(In millions)
Assets:

Investments	$44,298	$(1,546)	$42,752
Cash	220	(36)	184
Receivables	18,834	(32)	18,802
Property, plant and equipment	4,841	(231)	4,610
Deferred income taxes	645	(436)	209
Goodwill and other intangible assets	299	—	299
Assets of Lorillard, Inc.	—	2,678	2,678
Other assets	2,747	(397)	2,350
Deferred acquisition costs of insurance subsidiaries	1,268	—	1,268
Separate account business	568	—	568

Total assets	$73,720	$—	$73,720

Liabilities and Shareholders’ Equity:

Insurance reserves	$43,652	$—	$43,652
Payable for securities purchased	595	—	595
Collateral on loaned securities and derivatives	918	—	918
Short-term debt	1,010	—	1,010
Long-term debt	5,980	—	5,980
Reinsurance balances payable	2,981	—	2,981
Liabilities of Lorillard, Inc.	—	1,393	1,393
Other liabilities	4,384	(1,393)	2,991
Separate account business	568	—	568

Total liabilities	60,088	—	60,088

Minority interest	1,662	—	1,662
Shareholders’ equity	11,970	—	11,970

Total liabilities and shareholders’ equity	$73,720	$—	$73,720

Loews Corporation and Subsidiaries

Pro Forma Consolidated Balance Sheet

September 30, 2007

	Historical	Adjustments	Pro Forma
(In millions)
Assets:

Investments	$50,657	$(1,818)	$48,839
Cash	127	—	127
Receivables	12,909	(14)	12,895
Property, plant and equipment	9,637	(208)	9,429
Deferred income taxes	845	(541)	304
Goodwill and other intangible assets	1,347	—	1,347
Other assets	1,782	(319)	1,463
Deferred acquisition costs of insurance subsidiaries	1,189	—	1,189
Separate account business	472	—	472

Total assets	$78,965	$(2,900)	$76,065

Liabilities and Shareholders’ Equity:

Insurance reserves	$40,749	$—	$40,749
Payable for securities purchased	3,599	—	3,599
Collateral on loaned securities and derivatives	83	—	83
Short-term debt	164	—	164
Long-term debt	7,068	—	7,068
Reinsurance balances payable	483	—	483
Other liabilities	5,416	(1,616)	3,800
Separate account business	472	—	472

Total liabilities	58,034	(1,616)	56,418
Minority interest	3,652	—	3,652
Shareholders’ equity	17,279	(1,284)	15,995

Total liabilities and shareholders’ equity	$78,965	$(2,900)	$76,065

VALUATION AND QUALIFYING ACCOUNTS OF LORILLARD, INC. AND SUBSIDIARIES

Column A	Column B	Column C		Column D		Column E
		Additions
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions		Balance at End of Period

	(In millions)

For the Year Ended December 31, 2006
Deducted from assets:
Allowance for discounts	$1	$134		$135	(1)
Allowance for doubtful accounts	2					$2

Total	$3	$134	—	$135		$2

For the Year Ended December 31, 2005
Deducted from assets:
Allowance for discounts	$1	$131		$131	(1)	$1
Allowance for doubtful accounts	2					2

Total	$3	$131	—	$131		$3

For the Year Ended December 31, 2004
Deducted from assets:
Allowance for discounts	$1	$134		$134	(1)	$1
Allowance for doubtful accounts	2					2

Total	$3	$134	—	$134		$3

(1)	Discounts allowed.

S-1

Questions or requests for assistance may be directed to the Information Agent at the address and telephone number listed below. Additional copies of this Information Statement may be obtained from the Information Agent. A stockholder may also contact brokers, dealers, commercial banks or trust companies for assistance concerning this Redemption.

The Information Agent for the Redemption is:

The information in this preliminary Offer to Exchange / Prospectus is not complete and may be changed. This preliminary Offer to Exchange / Prospectus is neither an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction in which the offer or sale thereof is not permitted.

ALTERNATE PAGE FOR EXCHANGE OFFER

SUBJECT TO COMPLETION

DATED FEBRUARY 4, 2008

OFFER TO EXCHANGE/PROSPECTUS

LOEWS CORPORATION

OFFER TO EXCHANGE

SHARES OF COMMON STOCK OF

LORILLARD, INC.

OWNED BY LOEWS CORPORATION

FOR

EACH OUTSTANDING SHARE OF COMMON STOCK OF

LOEWS CORPORATION

THIS EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON                    , 2008 (THE “EXPIRATION DATE”), UNLESS THE OFFER IS EARLIER EXTENDED OR TERMINATED BY LOEWS CORPORATION. SHARES VALIDLY TENDERED PURSUANT TO THIS EXCHANGE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION OF THIS EXCHANGE OFFER.

Holders of Loews Corporation (“Loews”) Common Stock who elect to participate in this exchange offer (the “Exchange Offer”) will receive from Loews              shares of Lorillard, Inc. (“Lorillard”) Common Stock for each share of Loews Common Stock that is validly tendered and not properly withdrawn. Loews will accept up to an aggregate of              shares of Loews Common Stock under the Exchange Offer. On February 1, 2008, the per share closing price of Loews Common Stock on the New York Stock Exchange was $47.28. Lorillard Common Stock is not currently traded or listed on any securities exchange.

The terms and conditions of the Exchange Offer are described in this Offer to Exchange, which you should read carefully. Neither Loews or Lorillard nor any of their officers or directors makes any recommendation as to whether or not you should tender your shares of Loews. You must make your own decision after reading this Offer to Exchange and incorporated documents and by consulting with your advisors based on your own financial position and requirements.

The Exchange Offer is one of several integrated transactions by which Loews will dispose of its entire ownership interest in Lorillard and Lorillard will become an independent public company. Simultaneously with the Exchange Offer, Loews is effecting a redemption of outstanding Carolina Group Stock, a class of common stock of Loews which Loews created in 2002 to track the performance of the Carolina Group, including Lorillard (the “Redemption”). If the Exchange Offer is consummated but not fully subscribed, the remaining shares of Lorillard Common Stock held by Loews will be promptly distributed as a pro rata dividend to the holders of Loews Common Stock as of a record date to be determined by the Loews board of directors (the “Contingent Dividend”). The Redemption, the Exchange Offer and, if necessary, the Contingent Dividend are collectively referred to as the Separation.

Loews may extend the Exchange Offer on one or more occasions as described in “Terms of the Exchange Offer—Extension of Tender Period; Termination; Amendment.” Loews intends to complete the exchange of shares in the Exchange Offer promptly following the Expiration Date.

The consummation of the Exchange Offer is conditioned on the earlier or concurrent consummation of the Redemption. The Exchange Offer is also conditioned on, among other things, the receipt by Loews of a favorable ruling from the Internal Revenue Service (“IRS”) and an opinion of counsel as to the tax-free nature of the Separation, the effectiveness of the registration statement of which this Offer to Exchange forms a part, the absence of any material changes or developments, and market conditions, as described in “The Exchange Offer—Conditions for Completion of the Exchange Offer.” Loews is not required to complete the Exchange Offer unless these conditions are satisfied. These conditions are for the sole benefit of Loews. Loews may waive any condition at any time in its discretion.

The Separation constitutes the initial public offering of Lorillard Common Stock. There is currently no trading market for Lorillard Common Stock. Lorillard intends to apply to list its common stock on the New York Stock Exchange.

In reviewing this Offer to Exchange, you should carefully consider the matters described under the caption “ Risk Factors” beginning on page     .

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this Offer to Exchange is truthful or complete. Any representation to the contrary is a criminal offense.

Please contact the Information Agent,                    , if you have any questions or inquiries with respect to the Separation at                      (toll-free in the United States) or at                      (elsewhere).

The date of this Offer to Exchange is                    , 2008.

ALTERNATE PAGE FOR EXCHANGE OFFER

QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER

1.	Why did Loews decide to separate Lorillard from the rest of Loews?

Loews believes that the Separation is in the best interests of Loews, Lorillard and Loews stockholders, including holders of Carolina Group Stock, because Loews believes that the Separation will:

•	allow the management teams of Loews and Lorillard to focus their respective efforts and deploy their respective capital on their own individual strategic priorities;

•	improve the long-term financial strength and risk profile of Loews and its subsidiaries among rating agencies;

•	enhance Lorillard’s ability as an independent public company to attract and retain strong senior management and board members;

•	provide Lorillard with access to competitively priced capital; and

•	permit Lorillard to use its common stock as consideration for potential acquisitions.

2.	How many shares of Lorillard Common Stock will I receive for each share of Loews Common Stock that I tender?

You will receive              shares of Lorillard Common Stock for each share of Loews Common Stock that you validly tender and do not properly withdraw in the Exchange Offer, subject to proration procedures described below. This is sometimes referred to in this Offer to Exchange as the Exchange Ratio.

3.	What premium will I receive on the shares of Loews Common Stock that I tender?

Because Lorillard Common Stock is not currently traded, Loews cannot predict whether tendering stockholders will receive a premium upon the closing of the Exchange Offer and, if they do, what the amount of the premium, if any, will be, or the prices at which Lorillard Common Stock or Loews Common Stock will trade over time.

4.	When does the Exchange Offer expire?

The Exchange Offer period and withdrawal rights will expire at 12:00 Midnight, New York City time, on             , 2008, unless earlier extended or terminated by Loews. You must tender your shares of Loews Common Stock prior to the Expiration Date if you wish to participate.

5.	How do I participate in the Exchange Offer?

The procedures you must follow to participate in the Exchange Offer will depend on whether you hold your shares of Loews Common Stock directly, “in street name” through a bank or broker, or through an institution which is a participant in the Depository Trust Company’s book-entry transfer facility. For specific instructions about how to participate, please read the section entitled “Terms of the Exchange Offer” beginning on page             .

6.	Can I tender only a portion of my shares of Loews Common Stock in the Exchange Offer?

Yes.  You may tender some or all of your shares of Loews Common Stock.

7.	What do I do if I want to retain my shares of Loews Common Stock?

If you want to retain your shares of Loews Common Stock, you do not need to take any action.

8.	Can I change my mind after I tender my Loews shares?

Yes.  You may withdraw tenders of your shares at any time before the Expiration Date. If you change your mind again, you can retender your shares of Loews Common Stock by following the tender procedures again prior to the Expiration Date.

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ALTERNATE PAGE FOR EXCHANGE OFFER

9.	Are there any conditions to the consummation of the Exchange Offer?

Yes.  The consummation of the Exchange Offer is conditioned on the earlier or concurrent consummation of the Redemption. The Exchange Offer is also conditioned, among other things, on the receipt by Loews of a favorable ruling from the IRS and an opinion of counsel as to the tax-free nature of the Separation, effectiveness of the registration statement of which this Offer to Exchange forms a part, the absence of any material changes or developments, and market conditions, as described in “The Exchange Offer—Conditions for Completion of the Exchange Offer.” Loews is not required to complete the Exchange Offer unless these conditions are satisfied. These conditions are for the sole benefit of Loews. Loews may waive any condition at any time in its discretion.

10.	Will I receive fractional shares of Lorillard Common Stock in the Exchange Offer?

No.  Any fractional shares of Lorillard Common Stock resulting from the exchange of shares of Loews Common Stock will not be distributed to holders. Instead, the Exchange Agent will sell the aggregate number of shares of Lorillard Common Stock from such fractional shares resulting from all such exchanges on the public markets and will distribute any cash received from such sales less applicable commissions to stockholders whose validly tendered shares have been accepted by Loews in lieu of the fractional shares of Lorillard Common Stock that such stockholders would otherwise have received. Please refer to the section entitled “Terms of the Exchange Offer—Fractional Shares of Lorillard Common Stock” beginning on page         .

11.	What happens if fewer than shares of Loews Common Stock are tendered in the Exchange Offer?

If fewer than            shares of Loews Common Stock are validly tendered, not properly withdrawn and accepted by Loews in the Exchange Offer, Loews will distribute all of the remaining shares of Lorillard Common Stock that it owns following the Exchange Offer pro rata to holders of Loews Common Stock.

12.	What happens if more than shares of Loews Common Stock are tendered, i.e., the Exchange Offer is oversubscribed?

If the Exchange Offer is oversubscribed, all shares of Loews Common Stock that are validly tendered and not properly withdrawn will be accepted for exchange on a pro rata basis, except that tenders by persons who own fewer than 100 shares of Loews Common Stock, or “odd-lots”, will not be subject to proration if they tender all of their shares and elect not to be subject to proration. Proration will be based on the number of shares of Loews Common Stock each stockholder has tendered in the Exchange Offer, and not on the stockholder’s aggregate ownership of Loews Common Stock. Any shares not accepted for exchange as a result of proration will be promptly returned to tendering stockholders. Any non-tendered shares represented by stock certificates delivered to the Exchange Agent will be returned to the appropriate stockholder.

13.	Will I be taxed on the shares of Lorillard that I receive in the Exchange Offer?

It is a condition to the completion of the Exchange Offer that Loews will have received a tax opinion from Skadden, Arps, Slate, Meagher & Flom LLP and a ruling from the IRS to the effect that, for U.S. federal income tax purposes, the Separation will be tax-free to Loews stockholders except with regard to cash received in lieu of fractional shares of Lorillard Common Stock. Please read the section entitled “Certain U.S. Federal Income Tax Consequences” beginning on page     . You should consult your tax advisor as to the particular tax consequences to you of the Exchange Offer.

14.	Who should I call if I have questions or want copies of additional documents?

You may call the Information Agent,            , at                      (toll free) in the United States to ask any questions or to request additional documents or                      (collect) elsewhere.

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ALTERNATE PAGE FOR EXCHANGE OFFER

THE EXCHANGE OFFER

Please read the section entitled “Terms of the Exchange Offer” beginning on page              for a more detailed description of the matters described below.

Terms of the Exchange Offer	Loews is offering to exchange shares of Lorillard Common Stock for each share of Loews Common Stock (the “Exchange Ratio”), up to a maximum of 65,445,000 shares of Lorillard Common Stock to be exchanged. You may tender all, some, or none of your shares of Loews Common Stock.

All shares of Loews Common Stock validly tendered and not properly withdrawn will be exchanged at the Exchange Ratio, on the terms and subject to the conditions of the Exchange Offer, including the proration provisions. Loews will promptly return to stockholders any shares of Loews Common Stock not accepted for exchange following the determination of the final proration factor.

Expiration Date; Extension; Termination	The Expiration Date for the Exchange Offer upon which withdrawal rights will expire is 12:00 midnight, New York City time, on , 2008, unless extended by Loews. You must validly tender your shares of Loews Common Stock prior to the Expiration Date if you wish to participate in the Exchange Offer. Loews may, in its sole discretion, terminate or extend the Exchange Offer prior to the Expiration Date in the circumstances described in “Terms of the Exchange Offer.” Loews intends to complete the exchange of shares in the Exchange Offer promptly following the Expiration Date.

Proration; Odd-Lots	If the Exchange Offer is oversubscribed, all shares of Loews Common Stock that are validly tendered and not properly withdrawn will be accepted for exchange on a pro rata basis. Loews will announce the preliminary proration factor by press release within one business day after the Exchange Offer expires. Loews expects to announce any final proration factor promptly after the Expiration Date.

Tenders by persons who own fewer than 100 shares of Loews Common Stock, or “odd-lots,” who elect not to be subject to proration in the letter of transmittal or, if applicable, the notice of guaranteed delivery, will not be subject to proration. Proration will be based on the number of shares of Loews Common Stock each stockholder has tendered in the Exchange offer, and not on the stockholder’s aggregate ownership of Loews Common Stock. Any shares not accepted for exchange as a result of proration will be returned to tendering stockholders.

Any holder of less than 100 shares of Loews Common Stock who wishes to tender all of these shares must complete the box captioned “Odd-Lot Shares” on the letter of transmittal and, if applicable, on the notice of guaranteed delivery. If your odd-lot shares are held by a broker for your account, you should contact them.

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ALTERNATE PAGE FOR EXCHANGE OFFER

Withdrawal Rights	You may withdraw tenders of your shares of Loews Common Stock at any time before the Expiration Date. If you change your mind again, you may retender your shares of Loews Common Stock by following the Exchange Offer procedures again prior to the Expiration Date.

Conditions for Completion of the Exchange Offer	The consummation of the Exchange Offer is conditioned on the earlier or concurrent consummation of the Redemption. The Exchange Offer is also conditioned on, among other things, the receipt by Loews of a favorable ruling from the IRS and an opinion of counsel as to the tax-free nature of the Separation, effectiveness of the registration statement of which this Offer to Exchange forms a part, the absence of any material changes or developments, and market conditions, as described in “Terms of the Exchange Offer—Conditions for Completion of the Exchange Offer.” Loews is not required to complete the Exchange Offer unless these conditions are satisfied. These conditions are for the sole benefit of Loews. Loews may waive any condition at any time in its discretion.

Contingent Dividend Distribution of any Remaining Lorillard Shares held by Loews	If the Exchange Offer is consummated but not fully subscribed, Loews will promptly distribute the remaining shares of Lorillard Common Stock it holds as a pro rata dividend to holders of Loews Common Stock as of a record date to be determined by the Loews board of directors.

The Separation	In the Redemption, Loews is distributing 108,459,891 shares of Lorillard Common Stock representing approximately 62% of Lorillard’s outstanding common stock to holders of Carolina Group Stock in complete redemption of all outstanding shares of Carolina Group Stock. In the Exchange Offer, Loews is offering to exchange the remaining 65,445,000, or approximately 38%, of Lorillard’s outstanding common stock for outstanding shares of Loews Common Stock. The Exchange Offer is expected to close on the same day as the Redemption.

If the Exchange Offer is consummated but not fully subscribed, Loews will promptly distribute the remaining shares of Lorillard Common Stock it holds as a pro rata dividend to holders of Loews Common Stock as of a record date to be determined by the Loews board of directors.

Immediately after the Separation, 173,904,891 shares of Lorillard Common Stock will be outstanding. This number excludes an aggregate of              shares of Lorillard Common Stock issuable upon exercise of outstanding stock options and SARs and up to an additional shares reserved for issuance under Lorillard’s stock

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incentive plan, as described under “Management.” There will be no shares of Carolina Group Stock outstanding after the Redemption.

Procedures for Tendering	If you hold physical certificates for shares of Loews Common Stock, you must complete and sign the letter of transmittal designating the number of shares of Loews Common Stock you wish to tender. Send it, together with your Loews share certificates and any other documents required by the letter of transmittal, by registered mail, return receipt requested, so that it is received by the Exchange Agent at the address listed on the back cover of this Offer to Exchange before the expiration of the Exchange Offer.

If you hold shares of Loews Common Stock in “street name” through a broker, bank, trust company or other nominee, you should contact them. You may also comply with the procedures for guaranteed delivery.

Delivery of Lorillard Common Stock	Loews will deliver shares of Lorillard Common Stock as soon as practicable after acceptance of shares of Loews Common Stock for exchange and determination of the final proration factor.

Fractional Shares of Lorillard Common Stock	Any fractional shares of Lorillard Common Stock resulting from the exchange of shares of Loews Common Stock will not be distributed to holders. Instead, the Exchange Agent will sell the aggregate number of shares of Lorillard Common Stock from such fractional shares resulting from all such exchanges on the public market and will distribute any cash received from such sales less applicable commissions to validly tendering stockholders whose shares have been accepted by Loews in lieu of the fractional shares of Lorillard Common Stock that such stockholders would otherwise have received. Please refer to the section entitled “Terms of the Exchange Offer—Fractional Shares of Lorillard Common Stock” beginning on page .

Comparative Per Share Market Price Information	Shares of Loews Common Stock are currently listed for trading on the New York Stock Exchange under the symbol “LTR.” On January 25, 2008, there were 529,694,652 shares of Loews Common Stock outstanding and as of February 1, 2008 the closing sale price of Loews Common Stock on the New York Stock Exchange was $47.28.

Lorillard Common Stock is not currently traded or listed on any securities exchange. Lorillard intends to apply to list its common stock on the New York Stock Exchange.

Exchange Agent

Information Agent

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U.S. Federal Income Tax Consequences	It is a condition to the completion of the Exchange Offer that Loews will have received a tax opinion from Skadden, Arps, Slate, Meagher & Flom LLP and a ruling from the IRS to the effect that, for U.S. federal income tax purposes, the Separation will be tax-free to Loews stockholders except with regard to cash received in lieu of fractional shares of Lorillard Common Stock. Please read the section entitled “Certain U.S. Federal Income Tax Consequences” beginning on page .

Dividend Policy	Lorillard intends to pay regular quarterly cash dividends to its common stockholders of approximately % of net income available to Lorillard’s common stockholders commencing in the quarter of 2008. However, payment of cash dividends by Lorillard will be at the discretion of Lorillard’s board of directors in accordance with applicable law after taking into account various factors, including its financial condition, operating results, current and anticipated cash needs and plans for growth. Therefore, no assurance can be given that Lorillard will pay any dividends to its common stockholders, or as to the amount of dividends that Lorillard will pay if its board of directors determines to do so.

No Appraisal Rights	No appraisal rights are available to stockholders of Loews in connection with the Exchange Offer.

Risk Factors	Please read the section entitled “Risk Factors” beginning on page for a discussion of some of the factors you should carefully consider in connection with the Separation.

Determining Whether to Participate in the Exchange Offer	Neither Loews or Lorillard or any of their officers or directors makes any recommendation as to whether you should tender your shares of Loews Common Stock. You must make your own decision concerning whether to tender and, if so, how many shares to tender after reading this Offer to Exchange and incorporated documents, and consulting with your advisors based on your own financial position and requirements. Loews urges you to read this Offer to Exchange and incorporated documents very carefully.

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Effects of the Separation on Loews

Following the consummation of the Separation, Lorillard will no longer be a subsidiary of Loews and Loews will no longer own any of the outstanding stock of Lorillard. Accordingly, Loews’s balance sheet and income statement will no longer reflect the assets and operations of Lorillard. For the nine months ended September 30, 2007, the operations of Lorillard comprised approximately 22% and 35% of Loews’s total revenues and net income, respectively. For the year ended December 31, 2006, the operations of Lorillard comprised approximately 22% and 33% of Loews’s total revenues and net income, respectively. Please read the section entitled “Summary Pro Forma Financial Information of Loews” on page             .

Dividend Policy of Loews. Loews does not anticipate that its board of directors will alter its dividend policy with respect to Loews Common Stock due to the Separation. The payment of dividends on Loews Common Stock will continue to be a business decision made by Loews’s board of directors from time to time based upon Loews’s results of operations, financial conditions and capital requirements and other factors that its board of directors considers relevant.

Elimination of Carolina Group and Carolina Group Stock. Prior to consummation of the Separation, Loews had a two class common stock structure: Loews Common Stock and Carolina Group Stock. Carolina Group Stock, commonly called a tracking stock, was intended to reflect the performance of a defined group of Loews’s assets and liabilities referred to as the Carolina Group. The principal assets and liabilities attributed to the Carolina Group were Loews’s 100% ownership of Lorillard, including all dividends paid by Lorillard to Loews; notional intergroup debt owed by the Carolina Group to the Loews Group (as defined below); and any and all liabilities, costs and expenses arising out of or relating to tobacco or tobacco-related businesses. Immediately prior to the Separation, outstanding Carolina Group Stock represented an approximately 62% economic interest in the performance of the Carolina Group. The Loews Group consisted of all of Loews’s assets and liabilities other than those allocated to the Carolina Group, including the notional debt and an approximately 38% interest in the Carolina Group.

Upon consummation of the Redemption and the exchange of Carolina Group Stock for Lorillard Common Stock, the Carolina Group will cease to exist. Loews intends to restate its Certificate of Incorporation to reflect the elimination of the Carolina Group and Carolina Group stock.

The notional debt is not indebtedness of Lorillard. Although it is not anticipated that any notional debt will be outstanding at the time of the Redemption, any such debt which may be outstanding will be extinguished through the elimination of the Carolina Group.

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Summary Pro Forma Financial Information of Loews

The table below includes summary pro forma consolidated financial information of Loews as of and for the years ended December 31, 2006, 2005 and 2004, as of and for the nine months ended September 30, 2007 and for the nine months ended September 30, 2006, which has been adjusted to account for the separation of Lorillard. This pro forma information is based upon the historical financial statements of Loews and has been adjusted to account for Lorillard as a discontinued operation as detailed in the unaudited financial information starting on page F-     of this Offer to Exchange. This pro forma information is not necessarily indicative of what the actual financial results of Loews would have been had the Separation taken place as of and for the periods presented.

	Nine Months Ended September 30,		Year Ended December 31,
	2007	2006	2006	2005	2004
	(In millions, except per share data)
Results of Operations:

Revenues:
Insurance premiums	$5,616	$5,704	$7,603	$7,569	$8,205
Net investment income	2,166	1,967	2,807	2,036	1,838
Investment gains (losses)	(183)	(62)	93	(11)	(257)
Gain on issuance of subsidiary stock	139	9	9	—	—
Manufactured products	136	137	207	184	167
Other	2,974	2,385	3,334	2,605	1,898

Total	10,848	10,140	14,053	12,383	11,851

Expenses:
Insurance claims and policyholders’ benefits	4,496	4,446	6,046	6,999	6,445
Amortization of deferred acquisition costs	1,137	1,132	1,534	1,543	1,680
Cost of manufactured products sold	67	68	102	88	79
Other operating expenses	2,357	2,126	2,952	2,695	2,533
Restructuring and other related charges	—	(13)	(13)	—	—
Interest	230	224	304	363	324

Total	8,287	7,983	10,925	11,688	11,061

	2,561	2,157	3,128	695	790

Income tax expense	779	660	933	45	139
Minority interest	482	341	504	163	57

Total	1,261	1,001	1,437	208	196

Income from continuing operations	$1,300	$1,156	$1,691	$487	$594

Basic and diluted income per Loews common share	$2.42	$2.08	$3.06	$0.87	$1.07

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	Nine Months Ended September 30,		Year Ended December 31,
	2007	2006	2006	2005	2004
	(In millions, except per share data)
Weighted average number of shares outstanding
Basic	536.53	554.45	552.68	557.10	556.50
Diluted	537.71	555.26	553.54	557.96	556.93
Basic income from continuing operations per Loews common share after Separation
Diluted income from continuing operations per Loews common share after Separation
Weighted average number of shares outstanding after Separation
Basic
Diluted

	September 30, 2007	December 31,
		2006	2005	2004
	(In millions)
Financial Position:
Investments	$48,839	$52,121	$43,648	$42,752
Total assets	76,065	76,881	70,906	73,720
Insurance reserves	40,749	41,080	42,436	43,652
Total liabilities	56,418	57,483	55,755	60,088
Minority interest	3,652	2,896	2,059	1,662
Shareholders’ equity	15,995	16,502	13,092	11,970

Book value per share of Loews Common Stock	$31.98	$30.14	$23.64	$21.85

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Risk Factors Relating to the Exchange Offer

Your investment in Loews will be subject to different risks after the Separation regardless of whether you elect to participate in this Exchange Offer.

Your investment will be subject to different risks as a result of the Separation regardless of whether you elect to participate in this Exchange Offer. Any shares of Loews that you hold after the Separation is consummated will be in a company that has a different operational and financial profile from the company in which you held shares before the consummation of the Separation. Loews will no longer own any of the outstanding stock of Lorillard. Loews’s balance sheet will no longer reflect the assets and liabilities of Lorillard, and its income statement and statement of cash flows will no longer reflect Lorillard’s operations. Loews’s total market capitalization is expected to decrease. Because Loews will no longer be entitled to receipt of the cash flow from Lorillard, its ability to finance dividends, capital expenditures, working capital and other general corporate requirements may be adversely affected.

Loews could have liability in the future for tobacco-related lawsuits.

As a result of its ownership of Lorillard, from time to time Loews has been named as a defendant in tobacco-related lawsuits. Loews is currently a defendant in four such lawsuits and could be named as a defendant in additional tobacco-related suits after the consummation of the Separation. In the Separation Agreement, Lorillard and each of its subsidiaries will agree to indemnify Loews for liabilities related to Lorillard’s tobacco business, including liabilities that Loews may incur for tobacco-related litigation against it. An adverse decision in a tobacco-related lawsuit against Loews could, if the indemnification is deemed for any reason to be unenforceable or any amounts owed to Loews thereunder are not collectible, in whole or in part, have a material adverse effect on Loews’s financial condition, results of operations and equity.

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TERMS OF THE EXCHANGE OFFER

Loews is offering to exchange              shares of Lorillard Common Stock for each share of Loews Common Stock that is validly tendered on the terms and subject to the conditions described below by 12:00 Midnight, New York City time, on                    , 2008. Loews may terminate or extend this Exchange Offer under specified circumstances prior to such deadline. The last day on which tenders will be accepted, whether on                    , 2008 or any later date to which the Exchange Offer may be extended, is referred to as the Expiration Date. Loews stockholders may tender all, some or none of their shares of Loews Common Stock.

Loews will accept up to              shares of Loews Common Stock for exchange. This number of shares multiplied by the Exchange Ratio equals all of the 65,445,000 shares of Lorillard Common Stock held by Loews. If more than            shares of Loews Common Stock are validly tendered, the tendered shares will be subject to proration on the Expiration Date. Loews’s obligation to complete the Exchange Offer is subject to important conditions that are described under the heading “—Conditions for Completion of the Exchange Offer” on page                 .

In determining the Exchange Ratio, Loews considered, among other things:

•	recent market prices on the New York Stock Exchange for Loews Common Stock and Carolina Group Stock; and

•	advice from financial advisors as to what Exchange Ratio might attract enough Loews stockholders to participate in the Exchange Offer.

Loews is sending this Offer to Exchange and related documents to persons who held Loews Common Stock on or about                     , 2008. On that date, there were              shares of Loews Common Stock outstanding, which were held of record by              stockholders. Loews is also sending this Offer to Exchange to brokers, banks and similar persons whose names or the names of whose nominees appear on Loews’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Loews Common Stock.

Reasons for the Separation

Loews believes that the Separation is in the best interests of Loews, Lorillard and Loews stockholders, including holders of Carolina Group Stock, because Loews believes that the Separation will:

•	allow the management teams of Loews and Lorillard to focus their respective efforts and deploy their respective capital on their own individual strategic priorities;

•	improve the long-term financial strength and risk profile of Loews and its subsidiaries among rating agencies;

•	enhance Lorillard’s ability as an independent public company to attract and retain strong senior management and board members;

•	provide Lorillard with access to competitively priced capital; and

•	permit Lorillard to use its common stock as consideration for potential acquisitions.

Proration

If on the Expiration Date, Loews stockholders have validly tendered and not properly withdrawn more than            shares of Loews Common Stock so that more than              shares of Lorillard Common Stock would be exchanged, Loews will accept on a pro rata basis all shares validly tendered and not properly withdrawn,

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except as described in this section. Loews will announce the preliminary proration factor by press release within one business day after the Exchange Offer expires. Loews expects to announce any final proration factor promptly after the Expiration Date.

Tenders by persons who own fewer than 100 shares of Loews Common Stock, or “odd-lots,” and elect not to be subject to proration in the letter of transmittal and, if applicable, the notice of guaranteed delivery, will not be subject to proration. Proration will be based on the number of shares of Loews Common Stock each stockholder has tendered in the Exchange Offer, and not on the stockholder’s aggregate ownership of Loews Common Stock. Any shares not accepted for exchange as a result of proration will be returned to tendering stockholders.

Any holder of less than 100 shares of Loews Common Stock who wishes to tender all of these shares must complete the box captioned “Odd-Lot Shares” on the letter of transmittal and, if applicable, on the notice of guaranteed delivery. If your odd-lot shares are held by a broker for your account, you should contact them.

Fractional Shares of Lorillard Common Stock

Any fractional shares of Lorillard Common Stock resulting from the exchange of shares of Loews Common Stock will not be distributed to holders. Instead, the Exchange Agent will sell the aggregate number of shares of Lorillard Common Stock from such fractional shares resulting from all such exchanges on the public markets and will distribute any cash received from such sales less applicable commissions to stockholders whose validly tendered shares have been accepted by Loews in lieu of the fractional shares of Lorillard Common Stock that such stockholders would otherwise have received. None of Loews, Lorillard or the Exchange Agent will guarantee any minimum proceeds from the sale of fractional shares of Lorillard Common Stock. You will not receive any interest on any cash paid to you, even if there is a delay in making the payment. Generally, a holder of Loews Common Stock who receives cash in lieu of fractional shares of Lorillard Common Stock will recognize gain or loss in an amount equal to the difference between the amount of cash received and the tax basis allocable to such holder’s fractional shares. You are urged to read carefully the discussion in the section titled “Certain U.S. Federal Income Tax Consequences” beginning on page          and to consult your tax advisor on the consequences to you of the Separation.

Exchange of Shares of Loews Common Stock

If all of the conditions of the Exchange Offer are met, Loews will exchange shares of Lorillard Common Stock for each validly tendered Loews share that was not properly withdrawn or deemed withdrawn prior to the Expiration Date, except as described in “—Proration” and “—Extension of Tender Period; Termination; Amendment.” Loews may, subject to the rules under the Exchange Act, delay accepting or exchanging any shares of Loews Common Stock in order to comply in whole or in part with any applicable law. For a description of Loews’s right to delay, terminate or amend the Exchange Offer, please read the section entitled “—Extension of Tender Period; Termination; Amendment” below.

If Loews notifies the Exchange Agent either orally or in writing that it has accepted the tenders of shares of Loews Common Stock for exchange, the exchange of these shares will be complete. Loews intends to complete the exchange of shares in the Exchange Offer promptly following the Expiration Date.

Promptly following the announcement by Loews of any final proration factor, the Exchange Agent will deliver the tendered shares of Loews Common Stock to Loews. Simultaneously, the Exchange Agent, as agent for the tendering stockholders, will receive from Loews the shares of Lorillard Common Stock that correspond to the number of shares of Loews Common Stock tendered. The Exchange Agent will then deliver the shares of Lorillard Common Stock to tendering stockholders.

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If any tendered shares of Loews Common Stock are not exchanged for any reason, or if fewer shares are exchanged due to proration, these unexchanged or untendered shares of Loews Common Stock will be returned to tendering stockholders.

Holders who tender their shares of Loews Common Stock in exchange for shares of Lorillard Common Stock will generally not be obligated to pay any transfer tax in connection with the Exchange Offer, except in circumstances described in the letter of transmittal. Please read the section entitled “Stock Transfer Taxes” on page      of the letter of transmittal. Loews will not pay interest under the Exchange Offer, regardless of any delay in making the exchange of stock or in crediting or delivering shares of stock.

Extension of Tender Period; Termination; Amendment

Loews expressly reserves the right, in its discretion, for any reason, including the non-satisfaction of any of the conditions for completion set forth below, to extend the period of time during which the Exchange Offer is open or to amend the Exchange Offer in any respect, including changing the Exchange Ratio. Loews also expressly reserves the right to extend the period of time during which the Exchange Offer is open in the event the Exchange Offer is undersubscribed, that is, fewer than              shares of Loews Common Stock are tendered. In any of these cases, Loews will make a public announcement of the extension or amendment.

If Loews materially changes the terms of or information concerning the Exchange Offer, Loews will extend the Exchange Offer. The SEC has stated that, as a general rule, it believes that an offer should remain open for a minimum of five business days from the date that notice of the material change is first given. The length of time will depend on the particular facts and circumstances. Subject to the preceding paragraph, the Exchange Offer will be extended so that it remains open for a minimum of ten business days following the announcement if:

•	Loews increases or decreases the number of Lorillard shares offered in exchange for each Loews share or the number of shares of Loews Common Stock eligible for exchange, and

•	the Exchange Offer is scheduled to expire within ten business days of announcing an increase or decrease.

If any of the conditions indicated in the next section have not been met, Loews reserves the right, in its sole discretion, so long as shares of Loews Common Stock have not been accepted for exchange, to delay acceptance for exchange of or exchange for any shares of Loews Common Stock or to terminate the Exchange Offer and not accept for exchange any shares of Loews Common Stock.

If Loews extends the Exchange Offer, is delayed in accepting any shares of Loews Common Stock or is unable to accept for exchange any shares of Loews Common Stock under the Exchange Offer for any reason, then, without affecting Loews’s rights under the Exchange Offer, the Exchange Agent may, on behalf of Loews, retain all shares of Loews Common Stock tendered. These shares of Loews Common Stock may not be withdrawn except as provided in “—Withdrawal Rights” below. Loews’s reservation of the right to delay acceptance of any shares of Loews Common Stock is subject to applicable law, which requires that Loews pay the consideration offered or return the shares of Loews Common Stock deposited promptly after the termination or withdrawal of the Exchange Offer.

Loews will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day following any extension, amendment, non-acceptance or termination of the previously scheduled Expiration Date.

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Conditions for Completion of the Exchange Offer

Loews is not required to accept shares for exchange and may terminate or not complete the Exchange Offer if:

•	the Redemption is not earlier or concurrently consummated;

•	Loews has not received a favorable ruling from the IRS and an opinion of counsel as to the tax-free nature of the Separation;

•

the SEC has not declared effective the registration statement of which this Offer to Exchange forms a part, or if a stop order issued by the SEC is in effect suspending the effectiveness of the registration statement of which this Offer to Exchange forms a part, or any proceeding for that purpose has been initiated by the SEC and is not concluded or withdrawn.

•

any action, suit, claim, proceeding or litigation that seeks to or would be reasonably likely to enjoin, prohibit, restrain, make illegal, make materially more costly or materially delay completion of the Separation is instituted or threatened;

•

any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction shall have been proposed, enacted, enforced or deemed applicable to the Separation, any of which would or might restrain, prohibit or delay completion of the Separation or impair the contemplated benefits of the Separation to Loews or Lorillard;

•	any of the following occurs and would, in the reasonable judgment of Loews, have an adverse effect on the Exchange Offer, which shall be continuing:

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange in the United States,

•

any extraordinary or material adverse change in U.S. financial markets generally, including, without limitation, a decline of at least 15% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor’s 500 Index within a period of 60 consecutive days or less occurring after the date of this Offer to Exchange,

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States,

•

a commencement of a war or other national or international calamity directly or indirectly involving the United States, which would reasonably be expected to affect materially and adversely, or to delay materially, the completion of the Separation, or

•	if any of the situations above exist at the date of this Offer to Exchange, the situation deteriorates materially;

•

any event or events occur that have resulted or may result, in Loews’s judgment, in an actual or threatened change in the business condition, income, operations, stock ownership or prospects of Loews and its subsidiaries, taken as a whole, or of Lorillard and its subsidiaries, taken as a whole; or

•	Loews’s board of directors determines to pursue an unsolicited alternative transaction that it deems to be in the best interests of shareholders and consistent with its fiduciary duties.

If any of the above events occur, Loews may:

•	terminate the Exchange Offer and as promptly as practicable return all tendered shares of Loews Common Stock to tendering stockholders;

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•	extend the Exchange Offer and, subject to the withdrawal rights described in “—Withdrawal Rights” on page , retain all tendered shares of Loews Common Stock until the extended Exchange Offer expires;

•	amend the terms of the Exchange Offer; or

•	waive the unsatisfied condition and, subject to any requirement to extend the period of time during which the Exchange Offer is open, complete the Exchange Offer.

Loews is not required to complete the Exchange Offer unless these conditions are satisfied. These conditions are for the sole benefit of Loews. Loews may waive any condition at any time in its discretion. Loews’s failure to exercise its rights under any of the above conditions does not represent a waiver of these rights. Each right is an ongoing right which may be asserted at any time. Any determination by Loews concerning the conditions described above will be final and binding upon all parties.

Procedures for Tendering Loews Shares

To tender your shares of Loews Common Stock, you must complete the following procedures before the Expiration Date:

IF YOU HOLD YOUR LOEWS SHARES THROUGH A BROKER, you should follow the instructions sent to you separately by your broker. You should not use the letter of transmittal to direct the tender of your shares of Loews Common Stock. Your broker must notify The Depository Trust Company and cause it to transfer the shares into the Exchange Agent’s account in accordance with The Depository Trust Company’s procedures. The broker must also ensure that the Exchange Agent receives an agent’s message from The Depository Trust Company confirming the book-entry transfer of your shares of Loews Common Stock. An agent’s message is a message, transmitted by The Depository Trust Company and received by the Exchange Agent, that forms a part of a book-entry confirmation, which states that The Depository Trust Company has received an express acknowledgment from the participant in The Depository Trust Company tendering the shares that such participant has received and agrees to be bound by the terms of the letter of transmittal.

IF YOU ARE AN INSTITUTION WHICH IS A PARTICIPANT IN THE DEPOSITORY TRUST COMPANY’S BOOK-ENTRY TRANSFER FACILITY, you should follow the same procedures that are applicable to persons holding shares through a broker as described above.

Trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity who sign the letter of transmittal, notice of guaranteed delivery or any certificates or stock powers must indicate the capacity in which they are signing, and must submit evidence of their power to act in that capacity unless waived by Loews.

If you validly tender your shares of Loews Common Stock and the shares are accepted by Loews, there will be a binding agreement between you and Loews on the terms and subject to the conditions set forth in this Offer to Exchange and in the accompanying letter of transmittal. A person who tenders shares of Loews Common Stock for his own account violates federal securities law unless the person owns:

•	shares of Loews Common Stock;

•	other securities convertible into or exchangeable for such shares of Loews Common Stock; or

•

an option, warrant or right to purchase such shares of Loews Common Stock and intends to acquire shares of Loews Common Stock for tender by conversion or exchange of such securities or by exercise of such option, warrant or right.

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Federal securities law provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

IF YOU HAVE STOCK CERTIFICATES FOR YOUR LOEWS SHARES, you should send to the Exchange Agent by registered mail, return receipt requested, the following documents:

•	a completed and executed letter of transmittal indicating the number of shares to be tendered and any other documents required by the letter of transmittal, and

•	the actual certificates representing the shares of Loews Common Stock.

The Exchange Agent’s address is listed on the back cover of this Offer to Exchange. The certificate must be endorsed or accompanied by an appropriate stock power if:

•	a certificate representing shares of Loews Common Stock is registered in the name of a person other than the signer of a letter of transmittal;

•	delivery of shares of Lorillard Common Stock is to be made to Lorillard’s Transfer Agent on behalf of a person other than the registered owner; or

•	shares of Loews Common Stock not accepted for exchange are to be delivered to Loews’s Transfer Agent on behalf of a person other than the registered owner.

The signature on the letter of transmittal must be guaranteed by an eligible institution unless the shares of Loews Common Stock tendered under the letter of transmittal are tendered (a) by the registered holder of the shares of Loews Common Stock tendered and such holder has not completed the box entitled “Special Issuance Instructions” in Section II of the letter of transmittal or (b) for the account of an eligible institution. An eligible institution is a member of a registered national securities exchange, a member of the Financial Industry Regulatory Authority or a commercial bank or trust company having an office or a correspondent in the United States. Most banks and financial institutions are eligible institutions.

DO NOT SEND LETTERS OF TRANSMITTAL AND CERTIFICATES FOR LOEWS SHARES TO LOEWS OR LORILLARD.

IT IS UP TO YOU TO DECIDE HOW TO DELIVER YOUR LOEWS SHARES AND ALL OTHER REQUIRED DOCUMENTS. IT IS YOUR RESPONSIBILITY THAT ALL NECESSARY MATERIALS GET TO THE EXCHANGE AGENT PRIOR TO THE EXPIRATION DATE. IF THE EXCHANGE AGENT DOES NOT RECEIVE ALL OF THE MATERIALS REQUIRED BY THIS SECTION BEFORE THE EXPIRATION DATE, YOUR SHARES WILL NOT BE VALIDLY TENDERED.

Lost or Destroyed Certificates

If your certificate representing shares of Loews Common Stock has been mutilated, destroyed, lost or stolen and you wish to tender your shares, please call the Exchange Agent at                         . You will receive an affidavit to complete, and you will be informed of the amount needed to pay for a surety bond for your lost shares. Upon receipt of the completed affidavit and surety bond payment and the completed letter of transmittal, your shares will be included in the Exchange Offer. If you wish to participate in the Exchange Offer, you will need to act quickly to ensure that the lost certificates can be replaced and delivered to the Exchange Agent prior to expiration of the Exchange Offer.

Guaranteed Delivery Procedure

If you wish to tender your shares of Loews Common Stock but the shares are not immediately available, or time will not permit the shares or other required documentation to reach the Exchange Agent before the

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Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, you may still tender your shares of Loews Common Stock if:

•	the tender is made through an eligible institution;

•

the Exchange Agent receives from the eligible institution before the Expiration Date, a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by Loews; and

•

the Exchange Agent receives the certificates for all physically tendered shares of Loews Common Stock, in proper form for transfer, or a book-entry confirmation, as the case may be, and a properly completed letter of transmittal, or a facsimile of a letter of transmittal and all other documents required by the letter of transmittal, within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

You may deliver the notice of guaranteed delivery by hand, telegram, facsimile transmission or mail to the Exchange Agent and you must include a guarantee by an eligible institution in the form set forth in the notice.

Withdrawal Rights

You may withdraw tenders of shares of Loews Common Stock at any time prior to the Expiration Date and, unless Loews has accepted your tendered shares of Loews Common Stock as provided in this Offer to Exchange, after the expiration of 40 business days from the commencement of the Exchange Offer.

For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent at one of its addresses set forth on the back cover of this Offer to Exchange. The notice of withdrawal must:

•	specify the name of the person having tendered the shares of Loews Common Stock to be withdrawn;

•	identify the number of shares of Loews Common Stock to be withdrawn; and

•	specify the name in which physical Loews share certificates are registered, if different from that of the withdrawing holder.

If certificates for the shares of Loews Common Stock have been delivered or otherwise identified to the Exchange Agent, then, before the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn, and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution.

If the shares of Loews Common Stock have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn shares and otherwise comply with the procedures of such facility.

Any shares of Loews Common Stock withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Properly withdrawn shares may be retendered by following one of the procedures described under “—Procedures for Tendering Loews Shares” at any time on or before the Expiration Date.

Except as otherwise provided above, any tender of shares of Loews Common Stock made under the Exchange Offer is irrevocable.

Loews’s Interpretations are Binding

Loews will determine at its own discretion all questions as to the form of documents, including notices of withdrawal, and the validity, form, eligibility, including time of receipt, and acceptance for exchange of any

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tender of shares of Loews Common Stock. This determination will be final and binding on all tendering stockholders. Loews reserves the absolute right to:

•	reject any and all tenders of any shares of Loews Common Stock not validly tendered; and

•	waive any defects or irregularities in the tender of shares of Loews Common Stock or any conditions of the Exchange Offer either before or after the Expiration Date.

None of Loews, Lorillard,                             ,                              or any other person will be under any duty to notify tendering stockholders of any defect or irregularity in tenders or notices of withdrawal.

Fees and Expenses

The costs and expenses incurred in connection with the Exchange Offer will be allocated between Loews and Lorillard in accordance with the Separation Agreement, which generally provides that each party will bear its own costs.

Legal Limitation

This Offer to Exchange is not an offer to sell and it is not soliciting any offer to buy any Lorillard Common Stock in any jurisdiction in which, except as discussed in “Notice to California Residents” immediately below, the offer or sale thereof is not permitted. Loews is not aware of any U.S. jurisdiction where the making of the Exchange Offer or its acceptance would not be legal, except California to the extent Loews does not receive the prior approval of the Department of Corporations of the State of California. If Loews learns of any other jurisdiction where making the Exchange Offer or its acceptance would not be permitted, Loews currently intends to make a good faith effort to comply with the relevant law. If, after such good faith effort, Loews cannot comply with such law, Loews will determine whether the Exchange Offer will be made to, and whether tenders will be accepted from or on behalf of, United States persons who are holders of shares of Loews Common Stock residing in the jurisdiction.

In any jurisdiction where the securities or blue sky laws require the Exchange Offer to be made by a licensed broker or dealer, the Exchange Offer may be made on Loews’s behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice to California Residents

Loews intends to file an application with the Department of Corporations of the State of California in order to permit it to accept tendered shares of Loews Common Stock from residents of the State of California. Unless Loews’s application is approved prior to the expiration of the Exchange Offer, Loews will not be permitted to accept tendered shares of Loews Common Stock from residents of the State of California in the Exchange Offer.

No Appraisal Rights

Appraisal is a statutory remedy available to stockholders who object to certain extraordinary actions taken by their corporation. This remedy allows dissenting stockholders to require a corporation to repurchase their stock at a price equivalent to its value immediately prior to the extraordinary corporate action. No appraisal rights are available to stockholders of Loews in connection with the Exchange Offer pursuant to the Delaware General Corporation law.

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Accounting Treatment

The Loews Common Stock received by Loews in the Exchange Offer will be recorded as a decrease in Loews’s shareholders’ equity, reflecting the decrease in Loews Common Stock outstanding at the market value of the shares of Lorillard Common Stock which will be distributed in exchange for such shares as of the Separation. The Exchange Offer will result in a tax-free net financial gain to Loews and reported as a gain on disposal of the discontinued business. The gain from the Exchange Offer will result from the difference between the market value and the carrying value of the shares of Lorillard Common Stock distributed in the Exchange Offer. As a result, there will be an offsetting change to Loews’s shareholders’ equity.

Shares of Lorillard Common Stock that are distributed through the Redemption and any Contingent Dividend will be accounted for as a dividend through a direct charge to Earnings Retained in the Business. The amount of the dividend will be equal to Loews’s carrying value of the shares of Lorillard Common Stock distributed.

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CONTINGENT DIVIDEND DISTRIBUTION

If the Exchange Offer is consummated but not fully subscribed, Loews will promptly distribute the remaining shares of Lorillard Common Stock it holds as a pro rata dividend to the holders of Loews Common Stock as of a record date to be determined by the Loews board of directors.

Any fractional shares of Lorillard Common Stock resulting from the Contingent Dividend will not be distributed to holders of Loews Common Stock. Instead, the Exchange Agent will sell the aggregate number of shares of Lorillard Common Stock from such fractional shares resulting from all such exchanges on the public markets and will distribute any cash received from such sales less applicable commissions to Loews Common Stockholders in lieu of the fractional shares of Lorillard Common Stock that such stockholders would otherwise have received. None of Loews, Lorillard or the Exchange Agent will guarantee any minimum proceeds from the sale of fractional shares of Lorillard Common Stock. You will not receive any interest on any cash paid to you, even if there is a delay in making the payment. Generally, a holder of Loews Common Stock who receives cash in lieu of fractional shares of Lorillard Common Stock will recognize gain or loss in an amount equal to the difference between the amount of cash received and the tax basis allocable to such holder’s fractional shares. You are urged to read carefully the discussion in the section titled “Certain U.S. Federal Income Tax Consequences” beginning on page          and to consult your tax advisor on the consequences to you of the Separation.

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TRANSACTIONS CONCERNING LOEWS COMMON STOCK

Neither Loews, nor any of Loews’s executive officers or directors or affiliates has engaged in any transaction involving shares of Loews Common Stock during the period of sixty days prior to the date of this Offer to Exchange except for the following transactions:

Person Effecting Transaction	Date of Transaction	Number of Shares	Description of Transaction	Price Per Share

Participation in the Exchange Offer

Loews and Lorillard intend to inquire as to whether their respective directors and officers intend to participate in the Exchange Offer, the results of which will be described in a subsequent amendment to the registration statement of which this Offer to Exchange forms a part.

Interests Of Certain Persons

Members of the respective managements and boards of directors of Loews and Lorillard may have interests in this Exchange Offer that are different from, or in addition to, your interests, and that may create potential conflicts of interest.

Change in Control Transactions

There are no existing arrangements between Loews and any other person, the operation of which could result in a change of control of Loews at any subsequent date.

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COMPARISON OF RIGHTS OF HOLDERS OF LOEWS COMMON STOCK

AND LORILLARD COMMON STOCK

Upon completion of the Exchange Offer, Loews stockholders who exchange their shares of Loews Common Stock for Lorillard Common Stock will become stockholders of Lorillard. These holders’ rights will continue to be governed by Delaware law and will be governed by the Lorillard certificate of incorporation and by-laws. Because each of Loews and Lorillard is organized under the laws of Delaware, differences in the rights of a Loews stockholder from those of a Lorillard stockholder arise principally from provisions of the certificates of incorporation and by-laws of each of Loews and Lorillard.

The following is a summary of the material differences between the companies’ certificates and by-laws. The summary is not a complete statement of the rights of stockholders of the two companies or a complete description of the specific provisions referred to below. The description of Loews Common Stock does not apply to Carolina Group Stock, which is also common stock of Loews.

The summary is qualified in its entirety by reference to the governing corporate instruments of Loews and Lorillard which you should read. Copies of the governing corporate instruments of Loews and Lorillard have been filed with the SEC (in the case of Lorillard, on exhibits to the registration statement of which this Offer to Exchange forms a part.) To find out where you can get copies of Loews’s publicly filed documents, please read the section entitled “Where to Find More Information” on page     .

Loews				Lorillard
Authorized Capital Structure and Liquidation Rights
Class of Security	Authorized Shares	Outstanding Shares	Liquidation Preference	Class of Security	Authorized Shares	Outstanding Shares	Liquidation Preference

Loews Common Stock $0.01 par value	1,800,000,000 shares (excluding 600,000,000 shares of Carolina Group Stock)	529,694,652 (as of January 25, 2008)	None.	Lorillard Common Stock $0.01 par value	600,000,000 shares	108,459,891 (as of January 25, 2008)	None.

Dividend Policy

Loews does not anticipate that its board of directors will alter its dividend policy with respect to Loews Common Stock due to the Separation. The payment of dividends on Loews Common Stock will continue to be a business decision made by Loews’s board of directors from time to time based upon Loews’s results of operations, financial conditions and capital requirements and other factors that its board of directors considers relevant.	Lorillard intends to pay regular quarterly cash dividends to its common stockholders of approximately % of net income available to Lorillard’s common stockholders commencing in the quarter of 2008. However, payment of cash dividends by Lorillard will be at the discretion of Lorillard’s board of directors in accordance with applicable law after taking into account various factors, including its financial condition, operating results, current and anticipated cash needs and plans for growth. Therefore, no assurance can be given that Lorillard will pay any dividends to its common stockholders, or as to the amount of dividends that Lorillard will pay if its board of directors determines to do so.

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Voting Rights

Loews Common Stock: One vote per share	Lorillard Common Stock: One vote per share. For more details, please read the section entitled “Description of Lorillard Capital Stock” beginning on page .

Anti-Takeover Provisions

Shareholder Action by Written Consent

Loews’s certificate of incorporation does not prohibit stockholders taking action by written consent.	Lorillard’s certificate of incorporation does not permit stockholders to take action by written consent in lieu of an annual or special meeting.

Board of Directors

Term. Each director shall hold office until his successor is elected and qualified or until his earlier death, resignation or removal.

Election. Each director is elected by a majority of votes cast.

Removal. Any or all of the directors may be removed, with or without cause, by vote of the stockholders.

Vacancies. Vacancies may be filled by vote of a majority of the directors then in office at any meeting of the Board or may be elected by a plurality of the votes cast by the holders of shares of capital stock entitled to vote in the election at a special meeting of stockholders called for that purpose.

Classified Board. Lorillard’s certificate of incorporation provides that its board of directors is classified. The directors are divided into three classes, each having three-year terms that expire in successive years.

Election. Each director is elected by a plurality of votes cast.

Removal. Lorillard’s certificate of incorporation also provides that directors may be removed only for cause at a meeting of stockholders at which a quorum is present by the affirmative vote of at least two-thirds of the votes entitled to be cast thereon.

Vacancies. The board of directors has the sole authority to fill any vacancy on the board of directors.

Special Meetings

Special meetings of stockholders may be called at any time by Loews’s board of directors or its chairman, president or secretary, and shall be called by any of them upon written request of holders of a majority of the shares of capital stock entitled to vote in an election of directors.	Special meetings of stockholders may only be called by the chairman of the board of directors, the chief executive officer, the president, and the secretary.

Listing

Shares of Loews Common Stock are currently listed for trading on the New York Stock Exchange under the symbol “LTR.”	Lorillard intends to apply to list its common stock on the New York Stock Exchange.

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CAPITALIZATION OF LOEWS

The following tables set forth the cash and investments and the consolidated capitalization of Loews as of September 30, 2007 on an actual basis and on an adjusted basis to reflect the Separation, assuming the Exchange Offer is fully subscribed. Please see “Terms of the Exchange Agreement—Accounting Treatment” on page             . This table should be read in conjunction with the historical and pro forma financial information included elsewhere in this Offer to Exchange, and the financial statements and management’s discussion of Loews’s financial position and results of operations incorporated by reference herein.

	As of September 30, 2007
	Actual	As Adjusted
	(in millions)
Cash and investments	$50,784	$48,966

Total debt	$7,232	$7,232

Shareholders’ equity:
Capital stock	4,078
Earnings retained in the business	13,822
Accumulated other comprehensive income	59	155

	17,959	16,675
Less: treasury stock, at cost	(680)	(680)

Total shareholders’ equity	17,279	15,995

Total capitalization	$24,511	$23,227

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CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain U.S. federal income tax consequences to holders of Loews Common Stock that exchange shares of Loews Common Stock for shares of Lorillard Common Stock pursuant to the Exchange Offer and to holders of Loews Common Stock that receive shares of Lorillard Common Stock pursuant to the Contingent Dividend, if required. The summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated under the Code, and interpretations of such authorities by the courts and the IRS, all as they exist as of the date of this Offer to Exchange and all of which are subject to change, possibly with retroactive effect. This summary is limited to holders of Loews Common Stock that are U.S. holders, as defined below, that hold their shares of Loews Common Stock as a capital asset within the meaning of Section 1221 of the Code. Further, this summary does not discuss all tax considerations that may be relevant to holders of Loews Common Stock in light of their particular circumstances, nor does it address the consequences to holders of Loews Common Stock subject to special treatment under the U.S. federal income tax laws, such as tax-exempt entities, partnerships (including entities treated as partnerships for U.S. federal income tax purposes), persons who acquire such shares of Loews Common Stock pursuant to the exercise of employee stock options or otherwise as compensation, financial institutions, insurance companies, dealers or traders in securities, and persons who hold their shares of Loews Common Stock as part of a straddle, hedge, conversion, constructive sale, synthetic security, integrated investment or other risk-reduction transaction for U.S. federal income tax purposes. This summary does not address any U.S. federal estate, gift or other non-income tax consequences or any state, local or foreign tax consequences. Holders of Loews Common Stock should consult their tax advisors as to the particular tax consequences to them of the Exchange Offer and the Contingent Dividend, if required.

For purposes of this summary, a U.S. holder is a beneficial owner of Loews Common Stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state or political subdivision thereof;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury regulations.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds shares of Loews Common Stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding shares of Loews Common Stock should consult its tax advisor regarding the tax consequences of the Exchange Offer and the Contingent Dividend, if required.

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The Separation is conditioned upon Loews’s receipt of a private letter ruling from the IRS and an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Loews, to the effect that the Separation will qualify as tax-free to Loews, holders of Carolina Group Stock and holders of Loews Common Stock who participate in the Exchange Offer and the Contingent Dividend, if required, for U.S. federal income tax purposes under Section 355 of the Code. The IRS private letter ruling and the tax opinion are expected to conclude that for U.S. federal income tax purposes:

•

no gain or loss will be recognized by, and no amount will be included in the income of, a holder of Loews Common Stock upon its receipt of shares of Lorillard Common Stock in the Exchange Offer or pursuant to the Contingent Dividend, if required, except with respect to any cash received in lieu of a fractional share of Lorillard Common Stock;

•

for those holders of Loews Common Stock that exchange shares of Loews Common Stock in the Exchange Offer, the aggregate tax basis of the shares of Lorillard Common Stock received by such stockholder pursuant to the Exchange Offer, including any fractional share interests with respect to which cash is received as described below, will be the same as the aggregate tax basis of the shares of Loews Common Stock exchanged therefor;

•

if shares of Lorillard Common Stock are distributed to holders of Loews Common Stock pursuant to the Contingent Dividend, the aggregate tax basis of the Loews Common Stock and the Lorillard Common Stock in the hands of each holder of Loews Common Stock after the Contingent Dividend will equal the aggregate tax basis of the Loews Common Stock on which the Contingent Dividend was made, allocated between such Loews Common Stock and such Lorillard Common Stock in proportion to their relative fair market values;

•

if a holder of Loews Common Stock that acquired shares of Loews Common Stock on different dates or at different prices is not able to identify which particular share of Lorillard Common Stock is received in exchange for, or as a distribution with respect to, a particular share of Loews Common Stock, the stockholder may designate which particular share of Lorillard Common Stock is received in exchange for, or as a distribution with respect to, a particular share of Loews Common Stock, provided that such designation is consistent with the terms of the Exchange Offer and the Contingent Dividend, if required;

•

the holding period of the shares of Lorillard Common Stock received by a holder of Loews Common Stock in the Exchange Offer and the Contingent Dividend, if required, including any fractional share interests with respect to which cash is received as described below, will include the holding period of the shares of Loews Common Stock exchanged for, or with respect to which, the shares of Lorillard Common Stock were received; and

•

if a holder of Loews Common Stock receives cash in lieu of a fractional share of Lorillard Common Stock, such holder will recognize gain or loss in an amount equal to the difference between the tax basis allocable to such fractional share interest and the amount of cash received therefor.

Although a private letter ruling from the IRS is generally binding on the IRS, the continuing validity of such ruling is subject to the accuracy of certain factual representations and assumptions. Furthermore, the IRS will not rule on whether a distribution satisfies certain conditions necessary to obtain tax-free treatment under Section 355 of the Code. Rather, the private letter ruling is based upon representations by Loews that these conditions have been satisfied. If any of the representations or assumptions upon which the private letter ruling is based are incorrect or untrue in any material respect, or the facts upon which the ruling is based were materially different from the facts at the time of the Separation, the private letter ruling could be invalidated and holders of Loews Common Stock that receive shares of Lorillard Common Stock in the Exchange Offer and the Contingent Dividend, if required, could be subject to a material amount of tax. The opinion of counsel will rely on the IRS private letter ruling as to matters covered by the ruling. The opinion will be based on, among other things, certain

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assumptions and representations as to factual matters made by Loews and by certain Loews stockholders, which, if incorrect or inaccurate in any material respect, could jeopardize the conclusions reached by counsel in its opinion. The opinion will not be binding on the IRS or the courts, and the IRS or the courts may disagree with the opinion, in which case holders of Loews Common Stock that receive shares of Lorillard Common Stock in the Exchange Offer and the Contingent Dividend, if required, could be subject to a material amount of tax. Neither Loews nor Lorillard is aware of any facts or circumstances that would cause any of the representations made in connection with the IRS private letter ruling or opinion of counsel to be incorrect or untrue in any material respect.

For a description of Lorillard’s obligations in connection with the ruling and the tax opinion and potential tax liabilities if the Separation is determined to be taxable, see “Relationship Between Lorillard and Loews—Lorillard’s Relationship with Loews After the Separation—Separation Agreement—Tax Allocation Provisions.”

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Manually signed facsimiles of the letter of transmittal, properly completed, will be accepted. The letter of transmittal and certificates evidencing shares of Loews Common Stock and any other required documents should be sent or delivered by each stockholder or broker, dealer, commercial bank, trust company or other nominee to the Exchange Agent at its address set forth below.

The Exchange Agent for the Exchange Offer is:

Questions or requests for assistance may be directed to the Information Agent at the address and telephone number listed below. Additional copies of this Offer to Exchange, the letter of transmittal and the notice of guaranteed delivery may be obtained from the Information Agent. A stockholder may also contact brokers, dealers, commercial banks or trust companies for assistance concerning this Exchange Offer.

The Information Agent for the Exchange Offer is:

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OFFER TO EXCHANGE

ITEM 20.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (“DGCL”) provides, generally, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (except actions by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may similarly indemnify such person for expenses actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of the corporation, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues and matters as to which such person shall have been adjudged liable to the corporation, provided that a court shall have determined, upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

Lorillard’s certificate of incorporation and by-laws include provisions for the indemnification of Lorillard’s directors and officers to the fullest extent permitted by Section 145 of the DGCL. Further, Lorillard intends to enter into indemnification agreements with certain of its directors and officers which require it, among other things, to indemnify them against certain liabilities which may arise by reason of the directors’ status or service as a director, other than liabilities arising from bad faith or willful misconduct of a culpable nature. Lorillard also intends to maintain director and officer liability insurance, if available on reasonable terms.

Section 102(b)(7) of the DGCL provides, generally, that the certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision may not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of Title 8 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision may eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision became effective.

Lorillard’s certificate of incorporation provides that none of Lorillard’s directors shall be liable to Lorillard or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent otherwise required by the DGCL. The effect of this provision is to eliminate Lorillard’s rights, and the rights of its stockholders, to recover monetary damages against a director for breach of a fiduciary duty of care as a director. This provision does not limit or eliminate Lorillard’s right, or the right of any of its stockholders, to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director’s duty of care. In addition, Lorillard’s certificate of incorporation provides that if the DGCL is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. These provisions will not alter the liability of directors under federal or state securities laws.

ITEM 21.	Exhibits and Financial Statement Schedules.

(a) Exhibits. The following is a complete list of Exhibits filed as part of this Registration Statement.

Exhibit No.	Document
3.1	Form of Amended and Restated Certificate of Incorporation of Lorillard, Inc. *

3.2	Form of Amended and Restated Bylaws of Lorillard, Inc. *

4.1	Specimen certificate for shares of common stock of Lorillard, Inc. *

5.1	Opinion regarding the legality of the shares being registered *

8.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain tax matters *

10.1	Separation Agreement between Loews Corporation and Lorillard, Inc. *

10.2	Employment Agreement between Lorillard, Inc. and Martin L. Orlowsky *

10.3	Comprehensive Settlement Agreement and Release with the State of Florida to settle and resolve with finality all present and future economic claims by the State and its subdivisions relating to the use of or exposure to tobacco products, incorporated herein by reference to Exhibit 10 to Loews’s Report on Form 8-K filed September 5, 1997

10.4	Comprehensive Settlement Agreement and Release with the State of Texas to settle and resolve with finality all present and future economic claims by the State and its subdivisions relating to the use of or exposure to tobacco products, incorporated herein by reference to Exhibit 10 to Loews’s Report on Form 8-K filed February 3, 1998

10.5	State of Minnesota Settlement Agreement and Stipulation for Entry of Consent Judgment to settle and resolve with finality all claims of the State of Minnesota relating to the subject matter of this action which have been or could have been asserted by the State, incorporated herein by reference to Exhibit 10.1 to Loews’s Report on Form 10-Q for the quarter ended March 31, 1998

10.6	State of Minnesota Consent Judgment relating to the settlement of tobacco litigation, incorporated herein by reference to Exhibit 10.2 to Loews’s Report on Form 10-Q for the quarter ended March 31, 1998

10.7	State of Minnesota Settlement Agreement and Release relating to the settlement of tobacco litigation, incorporated herein by reference to Exhibit 10.3 to Loews’s Report on Form 10-Q for the quarter ended March 31, 1998

10.8	State of Minnesota State Escrow Agreement relating to the settlement of tobacco litigation, incorporated herein by reference to Exhibit 10.6 to Loews’s Report on Form 10-Q for the quarter ended March 31, 1998

10.9	Stipulation of Amendment to Settlement Agreement and For Entry of Agreed Order, dated July 2, 1998, regarding the settlement of the State of Mississippi health care cost recovery action, incorporated herein by reference to Exhibit 10.1 to Loews’s Report on Form 10-Q for the quarter ended June 30, 1998

10.10	Mississippi Fee Payment Agreement, dated July 2, 1998, regarding the payment of attorneys’ fees, incorporated herein by reference to Exhibit 10.2 to Loews’s Report on Form 10-Q for the quarter ended June 30, 1998

10.11	Stipulation of Amendment to Settlement Agreement and For Entry of Consent Decree, dated July 24, 1998, regarding the settlement of the Texas health care cost recovery action, incorporated herein by reference to Exhibit 10.4 to Loews’s Report on Form 10-Q for the quarter ended June 30, 1998

Exhibit No.	Document

10.12	Texas Fee Payment Agreement, dated July 24, 1998, regarding the payment of attorneys’ fees, incorporated herein by reference to Exhibit 10.5 to Loews’s Report on Form 10-Q for the quarter ended June 30, 1998

10.13	Stipulation of Amendment to Settlement Agreement and For Entry of Consent Decree, dated September 11, 1998, regarding the settlement of the Florida health care cost recovery action, incorporated herein by reference to Exhibit 10.1 to Loews’s Report on Form 10-Q for the quarter ended September 30, 1998

10.14	Florida Fee Payment Agreement, dated September 11, 1998, regarding the payment of attorneys’ fees, incorporated herein by reference to Exhibit 10.2 to Loews’s Report on Form 10-Q for the quarter ended September 30, 1998

10.15	Master Settlement Agreement with 46 states, the District of Columbia, the Commonwealth of Puerto Rico, Guam, the U.S. Virgin Islands, American Samoa and the Northern Marianas to settle the asserted and unasserted health care cost recovery and certain other claims of those states, incorporated herein by reference to Exhibit 10 to Loews’s Report on Form 8-K filed November 25, 1998

11.1	Statement regarding computation of per share earnings *

21.1	Subsidiaries of Lorillard, Inc.

23.1	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)

23.2	Consents of Deloitte & Touche LLP

24.1	Power of Attorney (included on signature page to registration statement)

99.1	Form of Letter of Transmittal for the Redemption *

99.2	Form of Letter of Transmittal for the Exchange Offer *

99.3	Form of Notice of Guaranteed Delivery *

99.4	Form of Letter from Loews to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees *

99.5	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees *

99.6	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9; Instructions for Information Statement to IRS by Stockholders *

*	To follow by amendment

(b) Financial Statement Schedules. Schedules not listed above have been omitted because the information is not material, not applicable or is shown in the financial statements or notes thereto.

ITEM 22.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Information Statement or Offer to Exchange, as the case may be, pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant undertakes to supply by means of a post-effective amendment all information concerning a transaction, and of the company the securities of which are being acquired, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 4, 2008.

LORILLARD, INC.

By:	/s/ MARTIN L. ORLOWSKY
Name:	Martin L. Orlowsky
Title:	Chairman, President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Martin L. Orlowsky and Ronald S. Milstein as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments and registration statements filed pursuant to Rule 462(b) under the Securities Act) to this Registration Statement and to file the same, with all relevant exhibits and other documents, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on February 4, 2008.

Signature	Title

/s/ MARTIN L. ORLOWSKY	Chairman, President and Chief Executive Officer
Martin L. Orlowsky

/s/ DAVID H. TAYLOR	Director and Executive Vice President, Finance and Planning
David H. Taylor

/s/ THOMAS R. STAAB	Senior Vice President, Chief Financial Officer, and Treasurer
Thomas R. Staab

/s/ RONALD S. MILSTEIN	Director, Senior Vice President, Legal and External Affairs, General Counsel and Secretary
Ronald S. Milstein

EXHIBIT INDEX

Exhibit No.	Document

3.1	Form of Amended and Restated Certificate of Incorporation of Lorillard, Inc. *

3.2	Form of Amended and Restated Bylaws of Lorillard, Inc. *

4.1	Specimen certificate for shares of common stock of Lorillard, Inc. *

5.1	Opinion regarding the legality of the shares being registered *

8.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain tax matters *

10.1	Separation Agreement between Loews Corporation and Lorillard, Inc. *

10.2	Employment Agreement between Lorillard, Inc. and Martin L. Orlowsky *

10.3	Comprehensive Settlement Agreement and Release with the State of Florida to settle and resolve with finality all present and future economic claims by the State and its subdivisions relating to the use of or exposure to tobacco products, incorporated herein by reference to Exhibit 10 to Loews’s Report on Form 8-K filed September 5, 1997

10.4	Comprehensive Settlement Agreement and Release with the State of Texas to settle and resolve with finality all present and future economic claims by the State and its subdivisions relating to the use of or exposure to tobacco products, incorporated herein by reference to Exhibit 10 to Loews’s Report on Form 8-K filed February 3, 1998

10.5	State of Minnesota Settlement Agreement and Stipulation for Entry of Consent Judgment to settle and resolve with finality all claims of the State of Minnesota relating to the subject matter of this action which have been or could have been asserted by the State, incorporated herein by reference to Exhibit 10.1 to Loews’s Report on Form 10-Q for the quarter ended March 31, 1998

10.6	State of Minnesota Consent Judgment relating to the settlement of tobacco litigation, incorporated herein by reference to Exhibit 10.2 to Loews’s Report on Form 10-Q for the quarter ended March 31, 1998

10.7	State of Minnesota Settlement Agreement and Release relating to the settlement of tobacco litigation, incorporated herein by reference to Exhibit 10.3 to Loews’s Report on Form 10-Q for the quarter ended March 31, 1998

10.8	State of Minnesota State Escrow Agreement relating to the settlement of tobacco litigation, incorporated herein by reference to Exhibit 10.6 to Loews’s Report on Form 10-Q for the quarter ended March 31, 1998

10.9	Stipulation of Amendment to Settlement Agreement and For Entry of Agreed Order, dated July 2, 1998, regarding the settlement of the State of Mississippi health care cost recovery action, incorporated herein by reference to Exhibit 10.1 to Loews’s Report on Form 10-Q for the quarter ended June 30, 1998

10.10	Mississippi Fee Payment Agreement, dated July 2, 1998, regarding the payment of attorneys’ fees, incorporated herein by reference to Exhibit 10.2 to Loews’s Report on Form 10-Q for the quarter ended June 30, 1998

10.11	Stipulation of Amendment to Settlement Agreement and For Entry of Consent Decree, dated July 24, 1998, regarding the settlement of the Texas health care cost recovery action, incorporated herein by reference to Exhibit 10.4 to Loews’s Report on Form 10-Q for the quarter ended June 30, 1998

10.12	Texas Fee Payment Agreement, dated July 24, 1998, regarding the payment of attorneys’ fees, incorporated herein by reference to Exhibit 10.5 to Loews’s Report on Form 10-Q for the quarter ended June 30, 1998

Exhibit No.	Document

10.13	Stipulation of Amendment to Settlement Agreement and For Entry of Consent Decree, dated September 11, 1998, regarding the settlement of the Florida health care cost recovery action, incorporated herein by reference to Exhibit 10.1 to Loews’s Report on Form 10-Q for the quarter ended September 30, 1998

10.14	Florida Fee Payment Agreement, dated September 11, 1998, regarding the payment of attorneys’ fees, incorporated herein by reference to Exhibit 10.2 to Loews’s Report on Form 10-Q for the quarter ended September 30, 1998

10.15	Master Settlement Agreement with 46 states, the District of Columbia, the Commonwealth of Puerto Rico, Guam, the U.S. Virgin Islands, American Samoa and the Northern Marianas to settle the asserted and unasserted health care cost recovery and certain other claims of those states, incorporated herein by reference to Exhibit 10 to Loews’s Report on Form 8-K filed November 25, 1998

11.1	Statement regarding computation of per share earnings *

21.1	Subsidiaries of Lorillard, Inc.

23.1	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)

23.2	Consents of Deloitte & Touche LLP

24.1	Power of Attorney (included on signature page to registration statement)

99.1	Form of Letter of Transmittal for the Redemption *

99.2	Form of Letter of Transmittal for the Exchange Offer *

99.3	Form of Notice of Guaranteed Delivery *

99.4	Form of Letter from Loews to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees *

99.5	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees *

99.6	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9; Instructions for Information Statement to IRS by Stockholders *

*	To be filed by amendment